

February 16, 2007

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk



07021443

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from December 1 2006 to January 31 2007.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Yours faithfully,

By: _____
Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM DECEMBER 1, 2006 TO JANUARY 31, 2007

A. JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report for fiscal 2006 (Exhibit A1)
    See Annex B for a brief description.

2. Interim Securities Report for fiscal 2006(*) (Exhibit A2)
    See Annex B for a brief description.

3. Extraordinary Reports:
    See Annex B for a brief description.

    (a) Extraordinary Report dated December 19, 2006 (Exhibit A3(a)).
    (b) Extraordinary Report dated December 19, 2006(*) (Exhibit A3(b)).

4. Public Announcements:

    (a) "Notice regarding Establishment of Overseas SPCs and Issuance of Preferred Securities" dated
        December 4, 2006 (Exhibit A4(a)).
        See Annex B for a brief description.
    (b) "Notice regarding Change of Subsidiaries" dated December 14, 2006 (Exhibit A4(b)).
        See Annex B for a brief description.
    (c) "Notice regarding Conditions on Issuance of Preferred Securities" dated December 14, 2006
        (Exhibit A4(c)).
        See Annex B for a brief description.
    (d) "Notice regarding Relocation of Headquarters Operations and Acquisition of Otemachi
        Headquarters Building" dated December 25, 2006 (Exhibit A4(d)).
    (e) "Financial Results for the Third Quarter ended December 31, 2006" dated January 31, 2007
        (Exhibit A4(e)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

Brief Descriptions of Japanese Language Documents

1. Interim Securities Report for fiscal 2006 (Exhibit A1)

    Interim Securities Report for fiscal 2006, submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMFG.

2. Interim Securities Report for fiscal 2006(*) (Exhibit A2)

    Interim Securities Report for fiscal 2006, submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMBC.

3. Extraordinary Reports:

    (a) Report to the Minister of Finance concerning change of subsidiaries. (Exhibit A3(a))
    (b) Report to the Minister of Finance concerning change of subsidiaries(*). (Exhibit A3(b))

4. Public Announcements:

    (a) "Notice regarding Establishment of Overseas SPCs and Issuance of Preferred Securities", press release filed to the Tokyo Stock Exchange on December 4, 2006, announcing the establishment of overseas SPCs and the issuance of preferred securities (Exhibit A4(a))
    (b) "Notice regarding Change of Subsidiaries", press release filed to the Tokyo Stock Exchange on December 14, 2006, announcing the establishment of overseas SPCs, with regard to the press release published on December 4, 2006 (Exhibit A4(b))
    (c) "Notice regarding Conditions on Issuance of Preferred Securities", press release filed to the Tokyo Stock Exchange on December 14, 2006, announcing the conditions on issuance of preferred securities, with regard to the press release published on December 4, 2006 (Exhibit A4(c))

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #



半 期 報 告 書

（第 5 期中）　　自　平成18年4月1日
　　　　　　　　至　平成18年9月30日

株式会社 三井住友フィナンシャルグループ

(501094)

第５期中（自平成18年４月１日　至平成18年９月30日）

半 期 報 告 書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友フィナンシャルグループ

目　　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成18年12月6日
【中間会計期間】	第5期中(自　平成18年4月1日　至　平成18年9月30日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 　(東京都中央区日本橋兜町2番1号) 株式会社大阪証券取引所 　(大阪市中央区北浜一丁目8番16号) 株式会社名古屋証券取引所 　(名古屋市中区栄三丁目3番17号)

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 主要な経営指標等の推移

		平成16年度中間連結会計期間 (自平成16年4月1日 至平成16年9月30日)	平成17年度中間連結会計期間 (自平成17年4月1日 至平成17年9月30日)	平成18年度中間連結会計期間 (自平成18年4月1日 至平成18年9月30日)	平成16年度 (自平成16年4月1日 至平成17年3月31日)	平成17年度 (自平成17年4月1日 至平成18年3月31日)
連結経常収益	百万円	1,778,173	1,757,879	1,825,751	3,580,796	3,705,136
連結経常利益 (△は連結経常損失)	百万円	114,100	463,768	357,136	△30,293	963,554
連結中間純利益	百万円	53,372	392,327	243,660	—	—
連結当期純利益 (△は連結当期純損失)	百万円	—	—	—	△234,201	686,841
連結純資産額	百万円	3,020,911	3,262,340	4,622,792	2,775,728	4,454,399
連結総資産額	百万円	101,054,242	102,233,832	102,551,964	99,731,858	107,010,575
1株当たり純資産額	円	230,491.11	261,250.37	394,556.25	164,821.08	400,168.89
1株当たり中間純利益	円	9,119.40	57,635.50	32,782.19	—	—
1株当たり当期純利益 (△は1株当たり当期純損失)	円	—	—	—	△44,388.07	94,733.62
潜在株式調整後 1株当たり中間純利益	円	5,245.69	44,223.65	27,514.41	—	—
潜在株式調整後 1株当たり当期純利益	円	—	—	—	—	75,642.93
連結自己資本比率 (第一基準)	％	10.93	11.00	10.07	9.94	12.39
営業活動による キャッシュ・フロー	百万円	△3,230,728	△952,729	△4,330,906	△3,280,122	2,208,354
投資活動による キャッシュ・フロー	百万円	2,906,435	888,242	2,883,317	2,623,525	△662,482
財務活動による キャッシュ・フロー	百万円	117,850	171,555	△1,234,728	54,119	679,464
現金及び現金同等物 の中間期末残高	百万円	3,327,694	3,039,507	2,478,784	—	—
現金及び現金同等物 の期末残高	百万円	—	—	—	2,930,645	5,159,822
従業員数 [外、平均臨時従業員数]	人	42,339 [13,016]	41,490 [12,955]	41,936 [13,238]	40,683 [13,064]	40,681 [13,015]

(注) 1 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
2 潜在株式調整後1株当たり当期純利益につきましては、平成16年度は連結当期純損失が計上されているため、記載しておりません。
3 平成18年度中間連結会計期間から、連結純資産額及び連結総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用しております。
4 平成18年度中間連結会計期間から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。
5 連結自己資本比率は、銀行法第52条の25の規定に基づく大蔵省告示に定められた算式に基づき算出しております。なお、当社は第一基準を適用しております。

(2) 提出会社の主要な経営指標等の推移

回次		第3期中	第4期中	第5期中	第3期	第4期
決算年月		平成16年9月	平成17年9月	平成18年9月	平成17年3月	平成18年3月
営業収益	百万円	205,265	16,206	321,340	258,866	55,482
経常利益	百万円	203,119	12,424	319,112	253,448	48,264
中間純利益	百万円	202,194	38,435	318,223	—	—
当期純利益	百万円	—	—	—	252,228	73,408
資本金	百万円	1,247,650	1,352,651	1,420,877	1,352,651	1,420,877
発行済株式総数	株	普通株式 6,205,379 優先株式 994,302	普通株式 7,303,472 優先株式 950,101	普通株式 7,733,653 優先株式 315,101	普通株式 6,273,792 優先株式 1,057,188	普通株式 7,424,172 優先株式 950,101
純資産額	百万円	3,328,039	3,312,686	3,252,213	3,319,615	3,935,426
総資産額	百万円	3,558,800	3,653,155	3,929,752	3,795,110	4,166,332
1株当たり配当額	円	—	—	—	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第四種優先株式 135,000 第2回第四種優先株式 135,000 第3回第四種優先株式 135,000 第4回第四種優先株式 135,000 第5回第四種優先株式 135,000 第6回第四種優先株式 135,000 第7回第四種優先株式 135,000 第8回第四種優先株式 135,000 第9回第四種優先株式 135,000 第10回第四種優先株式 135,000 第11回第四種優先株式 135,000 第12回第四種優先株式 135,000 第13回第四種優先株式 67,500 第1回第六種優先株式 728	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第四種優先株式 135,000 第2回第四種優先株式 135,000 第3回第四種優先株式 135,000 第4回第四種優先株式 135,000 第5回第四種優先株式 135,000 第6回第四種優先株式 135,000 第7回第四種優先株式 135,000 第8回第四種優先株式 135,000 第9回第四種優先株式 135,000 第10回第四種優先株式 135,000 第11回第四種優先株式 135,000 第12回第四種優先株式 135,000 第1回第六種優先株式 88,500

回次		第3期中	第4期中	第5期中	第3期	第4期
決算年月		平成16年9月	平成17年9月	平成18年9月	平成17年3月	平成18年3月
自己資本比率	%	93.52	90.68	82.76	87.47	94.46
従業員数	人	99	122	135	115	124

(注)　1　消費税及び地方消費税の会計処理は税抜方式によっております。
　　　2　第5期中より、純資産額及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する
　　　　会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」
　　　　（企業会計基準適用指針第8号）を適用しております。

2 【事業の内容】

　当中間連結会計期間において、当社グループ(当社及び当社の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(その他事業)

　国内においてシステム開発・情報処理業務を行う株式会社日本総研ソリューションズを当社の連結子会社といたしました。

3 【関係会社の状況】

(1) 当中間連結会計期間において、当社の関係会社に該当しないこととなった会社のうち主要なものは次のとおりであります。

　　　住銀保証株式会社

(2) 当中間連結会計期間において、新たに当社の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社) 株式会社 日本総研ソリューションズ	東京都千代田区	5,000	その他事業(システム開発・情報処理業)	100 (100)	―	―	―	―	―

(注)　1　「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。
　　　2　「議決権の所有割合」欄の(　)内は子会社による間接所有の割合(内書き)であります。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成18年9月30日現在)

	銀行業	リース業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	21,465 [7,306]	1,817 [10]	18,654 [5,922]	41,936 [13,238]

(注)　従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員15,392人を含んでおりません。

(2) 当社の従業員数

(平成18年9月30日現在)

従業員数(人)	135

(注)　1　当社従業員は全員、株式会社三井住友銀行等からの出向者であります。
　　　2　当社には従業員組合はありません。労使間において特記すべき事項はありません。

第2 【事業の状況】

1 【業績等の概要】

(1) 業績

① 経済金融環境

当中間連結会計期間の経済環境を顧みますと、海外では、米国経済が減速しつつも拡大を続けたほか、欧州で緩やかな景気回復が持続し、アジアでも中国等で高い成長が続きました。わが国経済におきましても、内外需が共に堅調に推移し、景気は回復を続けました。

金融資本市場におきましては、日本銀行は本年7月にゼロ金利政策を解除し、無担保コールレート(オーバーナイト物)の誘導目標を0.25％前後としました。一方、長期市場金利は、新発10年物国債の流通利回りが一時2％に達しましたが、追加利上げ観測の後退等を背景に、期末には1.6％台まで低下しました。株価は、欧米や新興国市場の株価下落等を背景に下落した後、持ち直したものの、前期末の水準を下回りました。

一方、金融界におきましては、本年4月に新たな銀行代理店制度が開始されました。また、6月には金融商品取引法が成立し、幅広い金融商品について横断的な利用者保護の枠組みが整備されました。同じく、6月には政策金融改革の基本方針を定めた、いわゆる行革推進法が施行されたほか、7月には郵便貯金事業の民営化の詳細を規定した政省令が公布される等、公的金融の見直しに向けた動きが進展しました。

② 経営戦略

当社グループが、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、

(イ)常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、

(ロ)高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、

(ハ)業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、

が重要であると考えます。

このような認識に基づき、当社グループは、平成17年度からの4年間を対象とする中期経営計画におきまして、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開しております。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。

第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き進めてまいります。

第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性・成長性を極大化してまいります。

第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。

第五に、企業価値の向上、CSR(企業の社会的責任)の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

③　営業の成果

　　当中間連結会計期間における業績は以下のとおりとなりました。

　　業容面では、預金は、前連結会計年度末対比1兆3,314億円増加して72兆1,655億円となり、譲渡性預金は、同2,162億円減少して2兆4,923億円となりました。

　　一方、貸出金は、同1兆9,172億円増加し、59兆1,844億円となりました。

　　総資産は、同4兆4,586億円減少し、102兆5,519億円となりました。

　　損益につきましては、当中間連結会計期間は、持続的成長を支える「強固な企業基盤の構築」に取り組むとともに、質の高い収益体質及び財務基盤の一段の強化に努めてまいりました。

　　経常収益は、株式売却益等の減少によるその他経常収益の減少等があったものの、貸出金増加に伴う貸出金利息の増加等による資金運用収益の増加を主因に、前中間連結会計期間対比3.9%増の1兆8,257億円となりました。経常費用は、与信関係費用が減少したこと等によりその他経常費用が減少する一方、預金利息の増加等による資金調達費用の増加を主因に、前中間連結会計期間対比13.5%増の1兆4,686億円となりました。

　　その結果、経常利益は3,571億円、特別損益等を勘案した中間純利益は2,436億円となりました。

　　当中間連結会計期間末の純資産額は4兆6,227億円となりました。そのうち株主資本は、中間純利益の計上、公的資金返済に伴う自己株式の取得及び消却の実施等の結果、2兆8,356億円となりました。

　　事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアは、銀行業が64(前中間連結会計期間対比△0)%、リース業が20(同＋0)%、その他事業が16(同△0)%、となりました。

　　また、所在地別の内部取引消去前の経常収益シェアは、日本が82(前中間連結会計期間対比△6)%、米州が7(同＋2)%、欧州、アジア・オセアニアは、各々5(同＋2)%、6(同＋2)%となりました。

　　連結自己資本比率は、10.07%となりました。

(2)　キャッシュ・フロー

　　当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比3兆3,781億円減少して△4兆3,309億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同1兆9,950億円増加して＋2兆8,833億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同1兆4,062億円減少して△1兆2,347億円となりました。

　　その結果、当中間連結会計期間末の現金及び現金同等物の残高は前連結会計年度末対比2兆6,810億円減少して2兆4,787億円となりました。

(3) 事業の種類別セグメントの業績
　① 事業の種類別収支
　　　当中間連結会計期間の資金運用収支は前中間連結会計期間比59億円の増益となる5,596億円、信託報酬は同28億円の減益となる14億円、役務取引等収支は同46億円の増益となる2,833億円、特定取引収支は同393億円の増益となる516億円、その他業務収支は同1,831億円の減益となる△102億円となりました。
　　　事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は前中間連結会計期間比33億円の減益となる5,088億円、信託報酬は同28億円の減益となる14億円、役務取引等収支は同17億円の増益となる1,942億円、特定取引収支は同333億円の増益となる413億円、その他業務収支は同1,831億円の減益となる△360億円となりました。
　　　リース業セグメントの資金運用収支は前中間連結会計期間比16億円の減益となる△23億円、信託報酬は同0億円の増益となる0億円、役務取引等収支は同7億円の減益となる3億円、その他業務収支は同6億円の増益となる435億円となりました。
　　　その他事業セグメントの資金運用収支は前中間連結会計期間比133億円の増益となる672億円、役務取引等収支は同36億円の増益となる913億円、特定取引収支は同60億円の増益となる102億円、その他業務収支は同5億円の増益となる485億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	512,177	△653	53,921	△11,729	553,716
	当中間連結会計期間	508,871	△2,300	67,254	△14,207	559,617
うち資金運用収益	前中間連結会計期間	743,048	5,000	69,251	△47,984	769,316
	当中間連結会計期間	876,234	4,659	83,203	△54,287	909,808
うち資金調達費用	前中間連結会計期間	230,871	5,653	15,330	△36,255	215,600
	当中間連結会計期間	367,362	6,959	15,948	△40,079	350,191
信託報酬	前中間連結会計期間	4,284	0	―	―	4,285
	当中間連結会計期間	1,407	9	―	―	1,416
役務取引等収支	前中間連結会計期間	192,489	1,164	87,743	△2,688	278,707
	当中間連結会計期間	194,273	378	91,358	△2,616	283,394
うち役務取引等収益	前中間連結会計期間	245,224	1,164	94,529	△13,042	327,875
	当中間連結会計期間	250,637	378	98,694	△12,387	337,322
うち役務取引等費用	前中間連結会計期間	52,735	―	6,786	△10,354	49,167
	当中間連結会計期間	56,363	―	7,335	△9,771	53,927
特定取引収支	前中間連結会計期間	8,036	―	4,222	―	12,259
	当中間連結会計期間	41,389	―	10,223	―	51,613
うち特定取引収益	前中間連結会計期間	8,036	―	7,759	△3,346	12,448
	当中間連結会計期間	51,932	―	20,338	△17,774	54,496
うち特定取引費用	前中間連結会計期間	―	―	3,536	△3,346	189
	当中間連結会計期間	10,543	―	10,114	△17,774	2,883
その他業務収支	前中間連結会計期間	147,093	42,921	48,037	△65,103	172,948
	当中間連結会計期間	△36,082	43,546	48,594	△66,288	△10,230
うちその他業務収益	前中間連結会計期間	167,557	370,867	104,649	△66,533	576,540
	当中間連結会計期間	61,939	395,496	110,627	△66,942	501,121
うちその他業務費用	前中間連結会計期間	20,464	327,945	56,612	△1,429	403,592
	当中間連結会計期間	98,022	351,950	62,033	△653	511,352

(注)　1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間0百万円、当中間連結会計期間1百万円)を資金調達費用から控除して表示しております。
　　　4　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

　　当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比３兆70億円増加して87兆4,368億円、利回りは同0.26％増加して2.08％となりました。また、資金調達勘定の平均残高は同4,710億円増加して89兆597億円、利回りは同0.30％増加して0.79％となりました。

　　事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は前中間連結会計期間比２兆8,185億円増加して86兆2,035億円、利回りは同0.25％増加して2.03％となりました。また、資金調達勘定の平均残高は同8,831億円増加して88兆8,429億円、利回りは同0.31％増加して0.83％となりました。

　　リース業セグメントの資金運用勘定の平均残高は前中間連結会計期間比141億円増加して1,707億円、利回りは同0.93％低下して5.46％となりました。また、資金調達勘定の平均残高は同1,717億円増加して１兆6,043億円、利回りは同0.08％増加して0.87％となりました。

　　その他事業セグメントの資金運用勘定の平均残高は前中間連結会計期間比1,248億円減少して３兆3,871億円、利回りは同0.97％増加して4.91％となりました。また、資金調達勘定の平均残高は同2,925億円減少して１兆4,101億円、利回りは同0.46％増加して2.26％となりました。

　ア　銀行業

種類	期別	平均残高 金額(百万円)	利息 金額(百万円)	利回り (％)
資金運用勘定	前中間連結会計期間	83,384,957	743,048	1.78
	当中間連結会計期間	86,203,552	876,234	2.03
うち貸出金	前中間連結会計期間	55,350,189	557,860	2.02
	当中間連結会計期間	58,215,756	619,840	2.13
うち有価証券	前中間連結会計期間	22,580,446	125,758	1.11
	当中間連結会計期間	21,548,632	161,886	1.50
うちコールローン及び買入手形	前中間連結会計期間	726,208	5,300	1.46
	当中間連結会計期間	1,029,641	12,256	2.38
うち買現先勘定	前中間連結会計期間	198,328	2,375	2.40
	当中間連結会計期間	160,331	2,849	3.56
うち債券貸借取引支払保証金	前中間連結会計期間	1,148,611	207	0.04
	当中間連結会計期間	1,437,162	1,615	0.22
うち預け金	前中間連結会計期間	2,341,204	27,432	2.34
	当中間連結会計期間	2,360,293	37,850	3.21
資金調達勘定	前中間連結会計期間	87,959,809	230,871	0.52
	当中間連結会計期間	88,842,959	367,362	0.83
うち預金	前中間連結会計期間	69,288,060	116,305	0.34
	当中間連結会計期間	71,800,295	203,726	0.57
うち譲渡性預金	前中間連結会計期間	3,692,353	3,678	0.20
	当中間連結会計期間	3,459,555	20,615	1.19
うちコールマネー及び売渡手形	前中間連結会計期間	4,937,300	2,396	0.10
	当中間連結会計期間	4,181,956	7,302	0.35
うち売現先勘定	前中間連結会計期間	330,216	2,094	1.27
	当中間連結会計期間	455,131	7,963	3.50
うち債券貸借取引受入担保金	前中間連結会計期間	3,219,715	23,207	1.44
	当中間連結会計期間	2,349,592	33,050	2.81
うちコマーシャル・ペーパー	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	2,188,470	38,872	3.55
	当中間連結会計期間	2,415,567	33,729	2.79
うち短期社債	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち社債	前中間連結会計期間	3,782,889	32,894	1.74
	当中間連結会計期間	3,761,765	36,678	1.95

(注) 1 事業区分は内部管理上採用している区分によっております。
　　 2 各事業の主な内容
　　　(1) 銀行業…………銀行業
　　　(2) リース業………リース業
　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　 3 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　 4 無利息預け金の平均残高(前中間連結会計期間2,028,440百万円、当中間連結会計期間1,440,774百万円)を資金運用勘定から控除して表示しております。
　　 5 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)及び利息(前中間連結会計期間０百万円、当中間連結会計期間１百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　リース業

種類	期別	平均残高 金額(百万円)	利息 金額(百万円)	利回り (%)
資金運用勘定	前中間連結会計期間	156,589	5,000	6.39
	当中間連結会計期間	170,734	4,659	5.46
うち貸出金	前中間連結会計期間	91,997	3,966	8.62
	当中間連結会計期間	89,147	2,026	4.55
うち有価証券	前中間連結会計期間	36,908	1,830	9.92
	当中間連結会計期間	47,089	2,021	8.59
うちコールローン及び買入手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち買現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	21,968	179	1.63
	当中間連結会計期間	28,715	509	3.55
資金調達勘定	前中間連結会計期間	1,432,629	5,653	0.79
	当中間連結会計期間	1,604,376	6,959	0.87
うち預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち譲渡性預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコールマネー及び売渡手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち売現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	181,653	61	0.07
	当中間連結会計期間	1,339	1	0.24
うち借用金	前中間連結会計期間	1,002,967	4,683	0.93
	当中間連結会計期間	1,156,836	5,014	0.87
うち短期社債	前中間連結会計期間	130,386	109	0.17
	当中間連結会計期間	304,583	455	0.30
うち社債	前中間連結会計期間	117,562	500	0.85
	当中間連結会計期間	141,544	595	0.84

(注)　1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1)　銀行業…………銀行業
　　　　(2)　リース業………リース業
　　　　(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　4　無利息預け金の平均残高(前中間連結会計期間2,851百万円、当中間連結会計期間2,368百万円)を資金運用勘定から控除して表示しております。

ウ　その他事業

種類	期別	平均残高 金額(百万円)	利息 金額(百万円)	利回り (%)
資金運用勘定	前中間連結会計期間	3,511,967	69,251	3.94
	当中間連結会計期間	3,387,152	83,203	4.91
うち貸出金	前中間連結会計期間	2,451,822	60,238	4.91
	当中間連結会計期間	2,173,046	64,924	5.98
うち有価証券	前中間連結会計期間	347,063	4,784	2.76
	当中間連結会計期間	365,861	8,091	4.42
うちコールローン及び 買入手形	前中間連結会計期間	16,698	237	2.84
	当中間連結会計期間	35,877	883	4.92
うち買現先勘定	前中間連結会計期間	34,792	389	2.24
	当中間連結会計期間	42,720	901	4.22
うち債券貸借取引 支払保証金	前中間連結会計期間	－	－	－
	当中間連結会計期間	－	－	－
うち預け金	前中間連結会計期間	259,565	2,233	1.72
	当中間連結会計期間	303,954	4,099	2.70
資金調達勘定	前中間連結会計期間	1,702,690	15,330	1.80
	当中間連結会計期間	1,410,179	15,948	2.26
うち預金	前中間連結会計期間	－	－	－
	当中間連結会計期間	－	－	－
うち譲渡性預金	前中間連結会計期間	－	－	－
	当中間連結会計期間	－	－	－
うちコールマネー及び 売渡手形	前中間連結会計期間	3,963	2	0.13
	当中間連結会計期間	12,253	23	0.39
うち売現先勘定	前中間連結会計期間	32,538	340	2.09
	当中間連結会計期間	34,667	727	4.20
うち債券貸借取引 受入担保金	前中間連結会計期間	－	－	－
	当中間連結会計期間	－	－	－
うちコマーシャル・ ペーパー	前中間連結会計期間	17,347	5	0.07
	当中間連結会計期間	76	0	0.24
うち借用金	前中間連結会計期間	1,043,827	5,333	1.02
	当中間連結会計期間	1,020,251	6,994	1.37
うち短期社債	前中間連結会計期間	57,077	18	0.06
	当中間連結会計期間	46,850	57	0.25
うち社債	前中間連結会計期間	547,930	8,311	3.03
	当中間連結会計期間	296,074	7,282	4.92

(注)　1　事業区分は内部管理上採用している区分によっております。
　　　　2　各事業の主な内容
　　　　　(1)　銀行業…………銀行業
　　　　　(2)　リース業………リース業
　　　　　(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　　3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　　4　無利息預け金の平均残高(前中間連結会計期間69,895百万円、当中間連結会計期間76,200百万円)を資金運用勘定から控除して表示しております。

エ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前中間連結会計期間	87,053,515	△2,623,689	84,429,825	817,301	△47,984	769,316	1.82
	当中間連結会計期間	89,761,439	△2,324,602	87,436,836	964,096	△54,287	909,808	2.08
うち貸出金	前中間連結会計期間	57,894,009	△2,548,398	55,345,610	622,066	△33,914	588,151	2.13
	当中間連結会計期間	60,477,949	△2,279,273	58,198,676	686,791	△35,773	651,018	2.24
うち有価証券	前中間連結会計期間	22,964,419	194,269	23,158,688	132,373	△11,441	120,932	1.04
	当中間連結会計期間	21,961,582	247,942	22,209,525	171,999	△14,280	157,718	1.42
うちコールローン及び買入手形	前中間連結会計期間	742,907	—	742,907	5,538	—	5,538	1.49
	当中間連結会計期間	1,065,519	△4,729	1,060,790	13,139	△146	12,993	2.45
うち買現先勘定	前中間連結会計期間	233,121	—	233,121	2,765	—	2,765	2.37
	当中間連結会計期間	203,051	—	203,051	3,751	—	3,751	3.69
うち債券貸借取引支払保証金	前中間連結会計期間	1,148,611	—	1,148,611	207	—	207	0.04
	当中間連結会計期間	1,437,162	—	1,437,162	1,615	—	1,615	0.22
うち預け金	前中間連結会計期間	2,622,738	△269,559	2,353,178	29,845	△2,466	27,378	2.33
	当中間連結会計期間	2,692,963	△288,369	2,404,594	42,460	△3,992	38,467	3.20
資金調達勘定	前中間連結会計期間	91,095,129	△2,506,407	88,588,722	251,855	△36,255	215,600	0.49
	当中間連結会計期間	91,857,515	△2,797,741	89,059,773	390,271	△40,079	350,191	0.79
うち預金	前中間連結会計期間	69,288,060	△327,346	68,960,713	116,305	△2,068	114,236	0.33
	当中間連結会計期間	71,800,295	△369,432	71,430,863	203,726	△3,793	199,933	0.56
うち譲渡性預金	前中間連結会計期間	3,692,353	△56,187	3,636,166	3,678	△10	3,667	0.20
	当中間連結会計期間	3,459,555	△390,618	3,068,937	20,615	△199	20,415	1.33
うちコールマネー及び売渡手形	前中間連結会計期間	4,941,263	—	4,941,263	2,399	—	2,399	0.10
	当中間連結会計期間	4,194,210	△4,746	4,189,463	7,326	△85	7,240	0.35
うち売現先勘定	前中間連結会計期間	362,755	—	362,755	2,434	—	2,434	1.34
	当中間連結会計期間	489,799	—	489,799	8,691	—	8,691	3.55
うち債券貸借取引受入担保金	前中間連結会計期間	3,219,715	—	3,219,715	23,207	—	23,207	1.44
	当中間連結会計期間	2,349,592	—	2,349,592	33,050	—	33,050	2.81
うちコマーシャル・ペーパー	前中間連結会計期間	199,001	—	199,001	67	—	67	0.07
	当中間連結会計期間	1,416	—	1,416	1	—	1	0.24
うち借用金	前中間連結会計期間	4,235,266	△2,122,873	2,112,393	48,888	△34,074	14,813	1.40
	当中間連結会計期間	4,592,655	△2,032,775	2,559,879	45,738	△35,966	9,771	0.76
うち短期社債	前中間連結会計期間	187,464	—	187,464	127	—	127	0.14
	当中間連結会計期間	351,434	—	351,434	513	—	513	0.29
うち社債	前中間連結会計期間	4,448,381	—	4,448,381	41,705	—	41,705	1.88
	当中間連結会計期間	4,199,384	—	4,199,384	44,556	—	44,556	2.12

(注)　1　事業区分は内部管理上採用している区分によっております。

　　　2　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

　　　3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

　　　4　無利息預け金の平均残高(前中間連結会計期間2,055,831百万円、当中間連結会計期間1,459,271百万円)を資金運用勘定から控除して表示しております。

　　　5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)及び利息(前中間連結会計期間0百万円、当中間連結会計期間1百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 事業の種類別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比94億円増加して3,373億円、一方役務取引等費用は同47億円増加して539億円となったことから、役務取引等収支は同46億円の増益となる2,833億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は前中間連結会計期間比54億円増加して2,506億円、一方役務取引等費用は同36億円増加して563億円となったことから、役務取引等収支は同17億円の増益となる1,942億円となりました。

リース業セグメントの役務取引等収益は前中間連結会計期間比7億円減少して3億円となったことから、役務取引等収支は同7億円の減益となる3億円となりました。

その他事業セグメントの役務取引等収益は前中間連結会計期間比41億円増加して986億円、一方役務取引等費用は同5億円増加して73億円となったことから、役務取引等収支は同36億円の増益となる913億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	245,224	1,164	94,529	△13,042	327,875
	当中間連結会計期間	250,637	378	98,694	△12,387	337,322
うち預金・貸出業務	前中間連結会計期間	25,949	―	244	△323	25,870
	当中間連結会計期間	31,520	―	360	△619	31,262
うち為替業務	前中間連結会計期間	65,414	―	―	△448	64,965
	当中間連結会計期間	66,727	―	―	△763	65,964
うち証券関連業務	前中間連結会計期間	10,981	―	15,083	△12	26,052
	当中間連結会計期間	11,991	―	12,212	△15	24,188
うち代理業務	前中間連結会計期間	9,525	―	134	△36	9,623
	当中間連結会計期間	8,447	―	113	△38	8,521
うち保護預り・貸金庫業務	前中間連結会計期間	3,907	―	―	△2	3,905
	当中間連結会計期間	3,906	―	―	△0	3,906
うち保証業務	前中間連結会計期間	20,283	―	6,877	△5,278	21,882
	当中間連結会計期間	21,685	―	6,055	△4,751	22,989
うちクレジットカード関連業務	前中間連結会計期間	―	―	52,741	△558	52,183
	当中間連結会計期間	―	―	57,938	△564	57,374
役務取引等費用	前中間連結会計期間	52,735	―	6,786	△10,354	49,167
	当中間連結会計期間	56,363	―	7,335	△9,771	53,927
うち為替業務	前中間連結会計期間	12,840	―	―	△4	12,835
	当中間連結会計期間	13,174	―	―	△28	13,146

(注) 1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

④ 事業の種類別特定取引の状況
ア 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比420億円増加して544億円、一方特定取引費用は同26億円増加して28億円となったことから、特定取引収支は同393億円の増益となる516億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は前中間連結会計期間比438億円増加して519億円、一方特定取引費用は同105億円増加して105億円となったことから、特定取引収支は同333億円の増益となる413億円となりました。

その他事業セグメントの特定取引収益は前中間連結会計期間比125億円増加して203億円、一方特定取引費用は同65億円増加して101億円となったことから、特定取引収支は同60億円の増益となる102億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	8,036	—	7,759	△3,346	12,448
	当中間連結会計期間	51,932	—	20,338	△17,774	54,496
うち商品有価証券収益	前中間連結会計期間	—	—	4,335	—	4,335
	当中間連結会計期間	—	—	6,788	—	6,788
うち特定取引有価証券収益	前中間連結会計期間	361	—	—	—	361
	当中間連結会計期間	—	—	—	—	—
うち特定金融派生商品収益	前中間連結会計期間	7,675	—	3,423	△3,346	7,751
	当中間連結会計期間	50,835	—	13,549	△17,774	46,610
うちその他の特定取引収益	前中間連結会計期間	—	—	—	—	—
	当中間連結会計期間	1,096	—	—	—	1,096
特定取引費用	前中間連結会計期間	—	—	3,536	△3,346	189
	当中間連結会計期間	10,543	—	10,114	△17,774	2,883
うち商品有価証券費用	前中間連結会計期間	—	—	—	—	—
	当中間連結会計期間	—	—	—	—	—
うち特定取引有価証券費用	前中間連結会計期間	—	—	—	—	—
	当中間連結会計期間	2,883	—	—	—	2,883
うち特定金融派生商品費用	前中間連結会計期間	—	—	3,346	△3,346	—
	当中間連結会計期間	7,659	—	10,114	△17,774	—
うちその他の特定取引費用	前中間連結会計期間	—	—	189	—	189
	当中間連結会計期間	—	—	—	—	—

(注) 1 事業区分は内部管理上採用している区分によっております。
　　 2 各事業の主な内容
　　　 (1) 銀行業…………銀行業
　　　 (2) リース業………リース業
　　　 (3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　 3 セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳（末残）

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,230億円減少して３兆4,045億円、特定取引負債残高は同1,461億円増加して１兆9,323億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は前中間連結会計期間末比2,614億円減少して３兆889億円、特定取引負債残高は同1,180億円増加して１兆6,393億円となりました。

その他事業セグメントの特定取引資産残高は前中間連結会計期間末比619億円増加して3,451億円、特定取引負債残高は同516億円増加して3,224億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,350,422	―	283,149	△5,961	3,627,610
	当中間連結会計期間	3,088,960	―	345,100	△29,471	3,404,589
うち商品有価証券	前中間連結会計期間	195,005	―	54,474	―	249,480
	当中間連結会計期間	53,082	―	25,993	―	79,075
うち商品有価証券派生商品	前中間連結会計期間	1,290	―	3	―	1,294
	当中間連結会計期間	621	―	2	―	624
うち特定取引有価証券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,821	―	―	―	3,821
	当中間連結会計期間	3,624	―	―	―	3,624
うち特定金融派生商品	前中間連結会計期間	1,809,870	―	228,670	△5,961	2,032,579
	当中間連結会計期間	1,947,122	―	319,104	△29,471	2,236,755
うちその他の特定取引資産	前中間連結会計期間	1,340,433	―	―	―	1,340,433
	当中間連結会計期間	1,084,509	―	―	―	1,084,509
特定取引負債	前中間連結会計期間	1,521,316	―	270,811	△5,961	1,786,166
	当中間連結会計期間	1,639,354	―	322,441	△29,471	1,932,323
うち売付商品債券	前中間連結会計期間	62,898	―	41,758	―	104,657
	当中間連結会計期間	20,487	―	5,754	―	26,242
うち商品有価証券派生商品	前中間連結会計期間	1,986	―	0	―	1,987
	当中間連結会計期間	695	―	5	―	700
うち特定取引売付債券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,700	―	―	―	3,700
	当中間連結会計期間	3,998	―	―	―	3,998
うち特定金融派生商品	前中間連結会計期間	1,452,730	―	229,052	△5,961	1,675,820
	当中間連結会計期間	1,614,172	―	316,681	△29,471	1,901,382
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

(注)　1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高（末残）

種類	期別	銀行業 金額(百万円)	リース業 金額(百万円)	その他事業 金額(百万円)	合計 金額(百万円)
預金合計	前中間連結会計期間	69,242,541	―	―	69,242,541
	当中間連結会計期間	72,165,553	―	―	72,165,553
うち流動性預金	前中間連結会計期間	44,164,231	―	―	44,164,231
	当中間連結会計期間	46,036,650	―	―	46,036,650
うち定期性預金	前中間連結会計期間	20,943,054	―	―	20,943,054
	当中間連結会計期間	22,454,603	―	―	22,454,603
うちその他	前中間連結会計期間	4,135,255	―	―	4,135,255
	当中間連結会計期間	3,674,298	―	―	3,674,298
譲渡性預金	前中間連結会計期間	2,529,775	―	―	2,529,775
	当中間連結会計期間	2,492,353	―	―	2,492,353
総合計	前中間連結会計期間	71,772,317	―	―	71,772,317
	当中間連結会計期間	74,657,906	―	―	74,657,906

(注)　1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1)　銀行業…………銀行業
　　　　(2)　リース業………リース業
　　　　(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　4　定期性預金＝定期預金＋定期積金

⑥ 事業の種類別貸出金残高の状況

ア 業種別貸出状況(残高・構成比)

業種別	平成17年9月30日現在					平成18年9月30日現在				
	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	合計 (百万円)	構成比 (%)	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	合計 (百万円)	構成比 (%)
国内 (除く特別国際金融取引勘定分)	49,797,072	656	650,075	50,447,805	100.00	51,558,851	7	575,502	52,134,361	100.00
製造業	5,484,808	526	9,294	5,494,629	10.89	5,571,850	7	9,518	5,581,376	10.71
農業、林業、漁業及び鉱業	143,337	—	37	143,375	0.29	138,813	—	31	138,844	0.27
建設業	1,543,917	0	4,316	1,548,234	3.07	1,412,201	0	3,618	1,415,820	2.72
運輸、情報通信、公益事業	2,805,807	6	7,528	2,813,341	5.58	2,936,668	—	6,044	2,942,712	5.64
卸売・小売業	5,645,949	27	19,254	5,665,232	11.23	5,452,518	0	13,901	5,466,420	10.48
金融・保険業	3,984,996	29	998	3,986,024	7.90	4,350,146	—	675	4,350,822	8.34
不動産業	7,390,774	9	218,116	7,608,900	15.08	7,390,842	—	206,111	7,596,954	14.57
各種サービス業	6,177,991	45	154,147	6,332,184	12.55	6,342,119	—	98,123	6,440,243	12.35
地方公共団体	546,288	9	—	546,297	1.08	587,012	—	—	587,012	1.13
その他	16,073,200	2	236,382	16,309,585	32.33	17,376,677	—	237,477	17,614,154	33.79
海外及び特別国際金融取引勘定分	5,242,985	89,231	315,012	5,647,229	100.00	6,578,554	88,058	383,482	7,050,096	100.0
政府等	90,458	—	—	90,458	1.60	43,239	—	—	43,239	0.61
金融機関	425,856	5,525	1,953	433,335	7.67	489,705	5,754	2,227	497,687	7.06
商工業	4,419,531	83,256	304,530	4,807,319	85.13	5,493,222	81,834	358,677	5,933,734	84.17
その他	307,138	449	8,528	316,116	5.60	552,387	469	22,577	575,434	8.16
合計	55,040,057	89,887	965,088	56,095,034	—	58,137,406	88,066	958,985	59,184,457	—

(注) 1 事業区分は内部管理上採用している区分によっております。
　　 2 各事業の主な内容
　　　 (1) 銀行業…………銀行業
　　　 (2) リース業………リース業
　　　 (3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　 3 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
　　 4 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高(百万円)			
		銀行業	リース業	その他事業	合計
平成17年9月30日	インドネシア	37,943	—	—	37,943
	その他(4ケ国)	161	—	—	161
	合計	38,104	—	—	38,104
	(資産の総額に対する割合:%)	(0.04)	—	—	(0.04)
平成18年9月30日	インドネシア	34,803	—	—	34,803
	アルゼンチン	2	—	—	2
	合計	34,806	—	—	34,806
	(資産の総額に対する割合:%)	(0.03)	—	—	(0.03)

(注)　1　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

　　　2　事業区分は内部管理上採用している区分によっております。

　　　3　各事業の主な内容

　　　　(1)　銀行業…………銀行業

　　　　(2)　リース業………リース業

　　　　(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

⑦　事業の種類別有価証券の状況

○　有価証券残高（末残）

種類	期別	銀行業	リース業	その他事業	全社	合計
		金額（百万円）	金額（百万円）	金額（百万円）	金額（百万円）	金額（百万円）
国債	前中間連結会計期間	11,309,624	—	4	—	11,309,629
	当中間連結会計期間	8,469,232	—	4	—	8,469,237
地方債	前中間連結会計期間	593,178	—	—	—	593,178
	当中間連結会計期間	598,776	—	—	—	598,776
社債	前中間連結会計期間	3,467,154	—	382	—	3,467,536
	当中間連結会計期間	4,040,562	100	192	—	4,040,854
株式	前中間連結会計期間	3,414,215	33,994	88,584	197,630	3,734,425
	当中間連結会計期間	4,078,748	42,204	94,152	258,897	4,474,003
その他の証券	前中間連結会計期間	4,194,423	16,960	263,440	0	4,474,825
	当中間連結会計期間	4,465,131	17,393	286,238	—	4,768,763
合計	前中間連結会計期間	22,978,597	50,955	352,412	197,630	23,579,596
	当中間連結会計期間	21,652,451	59,698	380,588	258,897	22,351,635

（注）　1　事業区分は内部管理上採用している区分によっております。
　　　　2　各事業の主な内容
　　　　　（1）銀行業…………銀行業
　　　　　（2）リース業………リース業
　　　　　（3）その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　　3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績
① 国内・海外別収支

　　当中間連結会計期間の資金運用収支は前中間連結会計期間比59億円の増益となる5,596億円、信託報酬は同28億円の減益となる14億円、役務取引等収支は同46億円の増益となる2,833億円、特定取引収支は同393億円の増益となる516億円、その他業務収支は同1,831億円の減益となる△102億円となりました。

　　国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比127億円の減益となる4,809億円、信託報酬は同28億円の減益となる14億円、役務取引等収支は同2億円の減益となる2,575億円、特定取引収支は同350億円の増益となる467億円、その他業務収支は同1,882億円の減益となる△138億円となりました。

　　海外の資金運用収支は前中間連結会計期間比220億円の増益となる861億円、役務取引等収支は同44億円の増益となる260億円、特定取引収支は同43億円の増益となる48億円、その他業務収支は同34億円の増益となる38億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	493,635	64,092	△4,011	553,716
	当中間連結会計期間	480,933	86,128	△7,444	559,617
うち資金運用収益	前中間連結会計期間	631,258	154,401	△16,344	769,316
	当中間連結会計期間	669,798	260,926	△20,915	909,808
うち資金調達費用	前中間連結会計期間	137,623	90,309	△12,333	215,600
	当中間連結会計期間	188,864	174,798	△13,471	350,191
信託報酬	前中間連結会計期間	4,285	—	—	4,285
	当中間連結会計期間	1,416	—	—	1,416
役務取引等収支	前中間連結会計期間	257,872	21,544	△709	278,707
	当中間連結会計期間	257,583	26,021	△210	283,394
うち役務取引等収益	前中間連結会計期間	304,609	24,148	△882	327,875
	当中間連結会計期間	308,644	29,029	△352	337,322
うち役務取引等費用	前中間連結会計期間	46,736	2,603	△173	49,167
	当中間連結会計期間	51,060	3,008	△141	53,927
特定取引収支	前中間連結会計期間	11,742	516	—	12,259
	当中間連結会計期間	46,773	4,839	—	51,613
うち特定取引収益	前中間連結会計期間	11,742	4,053	△3,346	12,448
	当中間連結会計期間	57,247	15,023	△17,774	54,496
うち特定取引費用	前中間連結会計期間	—	3,536	△3,346	189
	当中間連結会計期間	10,473	10,184	△17,774	2,883
その他業務収支	前中間連結会計期間	174,379	415	△1,846	172,948
	当中間連結会計期間	△13,892	3,856	△194	△10,230
うちその他業務収益	前中間連結会計期間	571,179	7,423	△2,061	576,540
	当中間連結会計期間	493,369	8,041	△289	501,121
うちその他業務費用	前中間連結会計期間	396,799	7,008	△215	403,592
	当中間連結会計期間	507,261	4,184	△94	511,352

(注)　1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
　　　2　「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間0百万円、当中間連結会計期間1百万円)を資金調達費用から控除して表示しております。
　　　4　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比３兆70億円増加して87兆4,368億円、利回りは同0.26％増加して2.08％となりました。また、資金調達勘定の平均残高は同4,710億円増加して89兆597億円、利回りは同0.30％増加して0.79％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比１兆2,554億円増加して77兆3,324億円、利回りは同0.07％増加して1.73％となりました。また、資金調達勘定の平均残高は同１兆1,136億円減少して81兆6,733億円、利回りは同0.13％増加して0.46％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比１兆7,036億円増加して10兆5,368億円、利回りは同1.45％増加して4.95％となりました。また、資金調達勘定の平均残高は同１兆5,905億円増加して８兆671億円、利回りは同1.54％増加して4.33％となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前中間連結会計期間	76,076,980	631,258	1.66
	当中間連結会計期間	77,332,447	669,798	1.73
うち貸出金	前中間連結会計期間	49,890,257	480,432	1.93
	当中間連結会計期間	51,544,254	481,416	1.87
うち有価証券	前中間連結会計期間	22,112,147	109,928	0.99
	当中間連結会計期間	20,875,872	136,557	1.31
うちコールローン及び買入手形	前中間連結会計期間	605,070	3,256	1.08
	当中間連結会計期間	883,704	8,165	1.85
うち買現先勘定	前中間連結会計期間	65,285	2	0.01
	当中間連結会計期間	42,697	19	0.09
うち債券貸借取引支払保証金	前中間連結会計期間	1,148,611	207	0.04
	当中間連結会計期間	1,437,162	1,615	0.22
うち預け金	前中間連結会計期間	1,224,919	11,973	1.95
	当中間連結会計期間	1,139,174	13,743	2.41
資金調達勘定	前中間連結会計期間	82,787,012	137,623	0.33
	当中間連結会計期間	81,673,373	188,864	0.46
うち預金	前中間連結会計期間	63,733,558	46,305	0.15
	当中間連結会計期間	65,285,046	76,231	0.23
うち譲渡性預金	前中間連結会計期間	3,428,020	427	0.02
	当中間連結会計期間	2,307,551	1,590	0.14
うちコールマネー及び売渡手形	前中間連結会計期間	4,813,255	748	0.03
	当中間連結会計期間	3,937,832	1,608	0.08
うち売現先勘定	前中間連結会計期間	200,598	3	0.00
	当中間連結会計期間	142,187	127	0.18
うち債券貸借取引受入担保金	前中間連結会計期間	3,219,715	23,207	1.44
	当中間連結会計期間	2,349,592	33,050	2.81
うちコマーシャル・ペーパー	前中間連結会計期間	199,001	67	0.07
	当中間連結会計期間	1,416	1	0.24
うち借用金	前中間連結会計期間	2,657,775	25,624	1.93
	当中間連結会計期間	3,057,003	20,845	1.36
うち短期社債	前中間連結会計期間	187,464	127	0.14
	当中間連結会計期間	351,434	513	0.29
うち社債	前中間連結会計期間	3,834,664	30,065	1.57
	当中間連結会計期間	3,831,209	33,792	1.76

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3 無利息預け金の平均残高(前中間連結会計期間2,023,585百万円、当中間連結会計期間1,400,562百万円)を資金運用勘定から控除して表示しております。

4 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)及び利息(前中間連結会計期間０百万円、当中間連結会計期間１百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高 金額(百万円)	利息 金額(百万円)	利回り (%)
資金運用勘定	前中間連結会計期間	8,833,196	154,401	3.50
	当中間連結会計期間	10,536,815	260,926	4.95
うち貸出金	前中間連結会計期間	6,100,115	119,521	3.92
	当中間連結会計期間	7,236,264	181,394	5.01
うち有価証券	前中間連結会計期間	852,271	14,729	3.46
	当中間連結会計期間	1,085,709	28,609	5.27
うちコールローン及び買入手形	前中間連結会計期間	137,836	2,281	3.31
	当中間連結会計期間	177,086	4,827	5.45
うち買現先勘定	前中間連結会計期間	167,835	2,763	3.29
	当中間連結会計期間	160,353	3,732	4.65
うち債券貸借取引支払保証金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	1,156,040	16,220	2.81
	当中間連結会計期間	1,363,415	26,398	3.87
資金調達勘定	前中間連結会計期間	6,476,571	90,309	2.79
	当中間連結会計期間	8,067,107	174,798	4.33
うち預金	前中間連結会計期間	5,255,170	68,455	2.61
	当中間連結会計期間	6,244,001	125,375	4.02
うち譲渡性預金	前中間連結会計期間	208,146	3,240	3.11
	当中間連結会計期間	761,386	18,824	4.94
うちコールマネー及び売渡手形	前中間連結会計期間	128,007	1,650	2.58
	当中間連結会計期間	251,630	5,632	4.48
うち売現先勘定	前中間連結会計期間	162,156	2,431	3.00
	当中間連結会計期間	347,611	8,563	4.93
うち債券貸借取引受入担保金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち借用金	前中間連結会計期間	99,384	998	2.01
	当中間連結会計期間	84,867	722	1.70
うち短期社債	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち社債	前中間連結会計期間	613,716	11,639	3.79
	当中間連結会計期間	368,175	10,763	5.85

(注)　1　「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3　無利息預け金の平均残高(前中間連結会計期間31,734百万円、当中間連結会計期間39,070百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前中間連結会計期間	84,910,177	△480,351	84,429,825	785,660	△16,344	769,316	1.82
	当中間連結会計期間	87,869,263	△432,426	87,436,836	930,724	△20,915	909,808	2.08
うち貸出金	前中間連結会計期間	55,990,372	△644,761	55,345,610	599,954	△11,802	588,151	2.13
	当中間連結会計期間	58,780,518	△581,842	58,198,676	662,811	△11,792	651,018	2.24
うち有価証券	前中間連結会計期間	22,964,419	194,269	23,158,688	124,658	△3,726	120,932	1.04
	当中間連結会計期間	21,961,582	247,942	22,209,525	165,166	△7,448	157,718	1.42
うちコールローン及び買入手形	前中間連結会計期間	742,907	—	742,907	5,538	—	5,538	1.49
	当中間連結会計期間	1,060,790	—	1,060,790	12,993	—	12,993	2.45
うち買現先勘定	前中間連結会計期間	233,121	—	233,121	2,765	—	2,765	2.37
	当中間連結会計期間	203,051	—	203,051	3,751	—	3,751	3.69
うち債券貸借取引支払保証金	前中間連結会計期間	1,148,611	—	1,148,611	207	—	207	0.04
	当中間連結会計期間	1,437,162	—	1,437,162	1,615	—	1,615	0.22
うち預け金	前中間連結会計期間	2,380,959	△27,780	2,353,178	28,193	△814	27,378	2.33
	当中間連結会計期間	2,502,589	△97,995	2,404,594	40,142	△1,674	38,467	3.20
資金調達勘定	前中間連結会計期間	89,263,584	△674,861	88,588,722	227,933	△12,333	215,600	0.49
	当中間連結会計期間	89,740,481	△680,707	89,059,773	363,663	△13,471	350,191	0.79
うち預金	前中間連結会計期間	68,988,728	△28,015	68,960,713	114,760	△523	114,236	0.33
	当中間連結会計期間	71,529,048	△98,185	71,430,863	201,607	△1,674	199,933	0.56
うち譲渡性預金	前中間連結会計期間	3,636,166	—	3,636,166	3,667	—	3,667	0.20
	当中間連結会計期間	3,068,937	—	3,068,937	20,415	—	20,415	1.33
うちコールマネー及び売渡手形	前中間連結会計期間	4,941,263	—	4,941,263	2,399	—	2,399	0.10
	当中間連結会計期間	4,189,463	—	4,189,463	7,240	—	7,240	0.35
うち売現先勘定	前中間連結会計期間	362,755	—	362,755	2,434	—	2,434	1.34
	当中間連結会計期間	489,799	—	489,799	8,691	—	8,691	3.55
うち債券貸借取引受入担保金	前中間連結会計期間	3,219,715	—	3,219,715	23,207	—	23,207	1.44
	当中間連結会計期間	2,349,592	—	2,349,592	33,050	—	33,050	2.81
うちコマーシャル・ペーパー	前中間連結会計期間	199,001	—	199,001	67	—	67	0.07
	当中間連結会計期間	1,416	—	1,416	1	—	1	0.24
うち借用金	前中間連結会計期間	2,757,160	△644,767	2,112,393	26,622	△11,809	14,813	1.40
	当中間連結会計期間	3,141,870	△581,990	2,559,879	21,568	△11,796	9,771	0.76
うち短期社債	前中間連結会計期間	187,464	—	187,464	127	—	127	0.14
	当中間連結会計期間	351,434	—	351,434	513	—	513	0.29
うち社債	前中間連結会計期間	4,448,381	—	4,448,381	41,705	—	41,705	1.88
	当中間連結会計期間	4,199,384	—	4,199,384	44,556	—	44,556	2.12

(注)　1　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間2,055,831百万円、当中間連結会計期間1,459,271百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)及び利息(前中間連結会計期間0百万円、当中間連結会計期間1百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

　　当中間連結会計期間の役務取引等収益は前中間連結会計期間比94億円増加して3,373億円、一方役務取引等費用は同47億円増加して539億円となったことから、役務取引等収支は同46億円の増益となる2,833億円となりました。

　　国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比40億円増加して3,086億円、一方役務取引等費用は同43億円増加して510億円となったことから、役務取引等収支は同2億円の減益となる2,575億円となりました。

　　海外の役務取引等収益は前中間連結会計期間比48億円増加して290億円、一方役務取引等費用は同4億円増加して30億円となったことから、役務取引等収支は同44億円の増益となる260億円となりました。

種類	期別	国内	海外	消去又は全社（△）	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	304,609	24,148	△882	327,875
	当中間連結会計期間	308,644	29,029	△352	337,322
うち預金・貸出業務	前中間連結会計期間	11,692	14,818	△640	25,870
	当中間連結会計期間	11,878	19,383	—	31,262
うち為替業務	前中間連結会計期間	60,910	4,055	△0	64,965
	当中間連結会計期間	61,462	4,502	△0	65,964
うち証券関連業務	前中間連結会計期間	26,052	0	—	26,052
	当中間連結会計期間	24,188	0	—	24,188
うち代理業務	前中間連結会計期間	9,623	—	—	9,623
	当中間連結会計期間	8,521	—	—	8,521
うち保護預り・貸金庫業務	前中間連結会計期間	3,903	1	—	3,905
	当中間連結会計期間	3,904	2	△0	3,906
うち保証業務	前中間連結会計期間	20,057	2,048	△224	21,882
	当中間連結会計期間	21,131	2,072	△214	22,989
うちクレジットカード関連業務	前中間連結会計期間	52,183	—	—	52,183
	当中間連結会計期間	57,374	—	—	57,374
役務取引等費用	前中間連結会計期間	46,736	2,603	△173	49,167
	当中間連結会計期間	51,060	3,008	△141	53,927
うち為替業務	前中間連結会計期間	11,956	884	△5	12,835
	当中間連結会計期間	12,291	930	△74	13,146

（注）　1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

　　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

　　　　3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

④ 国内・海外別特定取引の状況
　ア　特定取引収益・費用の内訳

　　　　当中間連結会計期間の特定取引収益は前中間連結会計期間比420億円増加して544億円、一方特定取引費用は同26億円増加して28億円となったことから、特定取引収支は同393億円の増益となる516億円となりました。

　　　　国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比455億円増加して572億円、一方特定取引費用は同104億円増加して104億円となったことから、特定取引収支は同350億円の増加となる467億円となりました。

　　　　海外の特定取引収益は前中間連結会計期間比109億円増加して150億円、一方特定取引費用は同66億円増加して101億円となったことから、特定取引収支は同43億円の増益となる48億円となりました。

種類	期別	国内	海外	消去又は全社（△）	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	11,742	4,053	△3,346	12,448
	当中間連結会計期間	57,247	15,023	△17,774	54,496
うち商品有価証券収益	前中間連結会計期間	4,335	0	—	4,335
	当中間連結会計期間	5,837	951	—	6,788
うち特定取引有価証券収益	前中間連結会計期間	361	—	—	361
	当中間連結会計期間	—	—	—	—
うち特定金融派生商品収益	前中間連結会計期間	7,045	4,053	△3,346	7,751
	当中間連結会計期間	50,312	14,072	△17,774	46,610
うちその他の特定取引収益	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	1,096	—	—	1,096
特定取引費用	前中間連結会計期間	—	3,536	△3,346	189
	当中間連結会計期間	10,473	10,184	△17,774	2,883
うち商品有価証券費用	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	—	—	—
うち特定取引有価証券費用	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	2,813	69	—	2,883
うち特定金融派生商品費用	前中間連結会計期間	—	3,346	△3,346	—
	当中間連結会計期間	7,659	10,114	△17,774	—
うちその他の特定取引費用	前中間連結会計期間	—	189	—	189
	当中間連結会計期間	—	—	—	—

（注）1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳（末残）

　　　当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,230億円減少して３兆4,045億円、特定取引負債残高は同1,461億円増加して１兆9,323億円となりました。

　　　国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比2,694億円減少して３兆946億円、特定取引負債残高は同1,102億円増加して１兆6,320億円となりました。

　　　海外の特定取引資産残高は前中間連結会計期間末比699億円増加して3,394億円、特定取引負債残高は同593億円増加して3,297億円となりました。

種類	期別	国内	海外	消去又は全社（△）	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,364,137	269,435	△5,961	3,627,610
	当中間連結会計期間	3,094,648	339,412	△29,471	3,404,589
うち商品有価証券	前中間連結会計期間	217,930	31,549	―	249,480
	当中間連結会計期間	73,112	5,963	―	79,075
うち商品有価証券派生商品	前中間連結会計期間	1,294	―	―	1,294
	当中間連結会計期間	624	―	―	624
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,821	―	―	3,821
	当中間連結会計期間	3,624	―	―	3,624
うち特定金融派生商品	前中間連結会計期間	1,800,656	237,885	△5,961	2,032,579
	当中間連結会計期間	1,932,777	333,449	△29,471	2,236,755
うちその他の特定取引資産	前中間連結会計期間	1,340,433	―	―	1,340,433
	当中間連結会計期間	1,084,509	―	―	1,084,509
特定取引負債	前中間連結会計期間	1,521,744	270,383	△5,961	1,786,166
	当中間連結会計期間	1,632,027	329,768	△29,471	1,932,323
うち売付商品債券	前中間連結会計期間	69,419	35,237	―	104,657
	当中間連結会計期間	23,155	3,087	―	26,242
うち商品有価証券派生商品	前中間連結会計期間	1,987	―	―	1,987
	当中間連結会計期間	700	―	―	700
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,700	―	―	3,700
	当中間連結会計期間	3,998	―	―	3,998
うち特定金融派生商品	前中間連結会計期間	1,446,636	235,146	△5,961	1,675,820
	当中間連結会計期間	1,604,173	326,680	△29,471	1,901,382
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

（注）　1　「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。

　　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

　　　　3　「国内」、「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	64,249,807	4,992,733	69,242,541
	当中間連結会計期間	66,226,808	5,938,744	72,165,553
うち流動性預金	前中間連結会計期間	39,897,202	4,267,028	44,164,231
	当中間連結会計期間	41,003,292	5,033,358	46,036,650
うち定期性預金	前中間連結会計期間	20,226,068	716,986	20,943,054
	当中間連結会計期間	21,555,525	899,078	22,454,603
うちその他	前中間連結会計期間	4,126,536	8,718	4,135,255
	当中間連結会計期間	3,667,991	6,307	3,674,298
譲渡性預金	前中間連結会計期間	2,305,462	224,313	2,529,775
	当中間連結会計期間	1,573,691	918,661	2,492,353
総合計	前中間連結会計期間	66,555,270	5,217,047	71,772,317
	当中間連結会計期間	67,800,500	6,857,406	74,657,906

(注)　1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

　　　3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

　　　4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

○　業種別貸出状況(残高・構成比)

　　　「(3) 事業の種類別セグメントの業績」の「⑥　事業の種類別貸出金残高の状況　ア　業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦　国内・海外別有価証券の状況

○　有価証券残高（末残）

種類	期別	国内 金額（百万円）	海外 金額（百万円）	全社 金額（百万円）	合計 金額（百万円）
国債	前中間連結会計期間	11,309,629	―	―	11,309,629
	当中間連結会計期間	8,469,237	―	―	8,469,237
地方債	前中間連結会計期間	593,178	―	―	593,178
	当中間連結会計期間	598,776	―	―	598,776
社債	前中間連結会計期間	3,467,536	―	―	3,467,536
	当中間連結会計期間	4,040,854	―	―	4,040,854
株式	前中間連結会計期間	3,536,794	―	197,630	3,734,425
	当中間連結会計期間	4,215,106	―	258,897	4,474,003
その他の証券	前中間連結会計期間	3,346,590	1,128,234	0	4,474,825
	当中間連結会計期間	3,652,334	1,116,429	―	4,768,763
合計	前中間連結会計期間	22,253,730	1,128,234	197,630	23,579,596
	当中間連結会計期間	20,976,308	1,116,429	258,897	22,351,635

(注)　1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

（自己資本比率関係）
（参考）

　自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件（平成10年大蔵省告示第62号。以下、「告示」という）に定められた算式に基づき、連結ベースについて算出しております。

　なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(第一基準)

項目		平成17年9月30日 金額(百万円)	平成18年9月30日 金額(百万円)
基本的項目	資本金	1,352,651	1,420,877
	うち非累積的永久優先株(注1)	―	―
	新株式申込証拠金	―	―
	資本剰余金	974,349	276,570
	利益剰余金	697,905	1,188,399
	自己株式(△)	270,834	50,178
	自己株式申込証拠金	―	―
	社外流出予定額(△)	―	―
	その他有価証券の評価差損(△)	―	―
	為替換算調整勘定	△62,640	△47,909
	新株予約権		4
	連結子会社の少数株主持分	1,064,181	1,055,000
	うち海外特別目的会社の発行する優先出資証券(※)	827,528	835,970
	営業権相当額(△)	120	61
	のれん相当額(△)	―	104,954
	企業結合等により計上される無形固定資産相当額(△)	―	―
	連結調整勘定相当額(△)	9,408	―
	繰延税金資産の控除前の[基本的項目]計 (上記各項目の合計額)	―	3,737,747
	繰延税金資産の控除金額(△)(注2)	―	―
	計　　　　　　　　　　　　　　　(A)	3,746,083	3,737,747
	うちステップ・アップ金利条項付の 優先出資証券(注3)	203,778	212,220
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	410,926	629,087
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	39,875	39,709
	一般貸倒引当金	597,385	712,817
	負債性資本調達手段等	2,710,942	2,595,141
	うち永久劣後債務(注4)	1,119,646	1,126,153
	うち期限付劣後債務及び期限付優先株(注5)	1,591,295	1,468,987
	計	3,759,129	3,976,755
	うち自己資本への算入額　　　　　　(B)	3,746,083	3,737,747
準補完的項目	短期劣後債務	―	―
	うち自己資本への算入額　　　　　　(C)	―	―
控除項目	控除項目(注6)　　　　　　　　　　(D)	548,006	630,601
自己資本額	(A)+(B)+(C)-(D)　　　　　　(E)	6,944,161	6,844,893
リスク・アセット等	資産(オン・バランス)項目	56,978,478	61,250,419
	オフ・バランス取引項目	5,736,346	6,304,295
	信用リスク・アセットの額　　　　　(F)	62,714,824	67,554,714
	マーケット・リスク相当額に係る額 ((H)/8%)　　　　　　　　　　(G)	413,074	391,161
	(参考)マーケット・リスク相当額　(H)	33,045	31,292
	計((F)+(G))　　　　　　　　(I)	63,127,899	67,945,876
連結自己資本比率(第一基準)＝(E)/(I)×100(%)		11.00%	10.07%

（注）1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年9月30日現在555,303百万円であります。

2　平成18年9月30日現在繰延税金資産の純額に相当する額は、973,448百万円であります。また、基本的項目への繰延税金資産の算入上限額は、1,495,099百万円であります。

3　告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4　告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
(1)　無担保で、かつ、他の債務に劣後する払込済のものであること。
(2)　一定の場合を除き、償還されないものであること。
(3)　業務を継続しながら損失の補てんに充当されるものであること。
(4)　利払い義務の延期が認められるものであること。

5　告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

6　告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額であります。

（※）　「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、株式会社三井住友銀行(以下、「当行」という。)の海外特別目的会社が発行した以下の３件の優先出資証券が含まれております。

	SB Treasury Company L. L. C. (“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行体			
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年１月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定（ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される）	Series A-1　変動(金利ステップアップなし) Series A-2　変動(金利ステップアップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series　変動(金利ステップアップなし) Series B　変動(金利ステップアップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日（休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額（当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日（同年度末を含む暦年の７月及び翌暦年の１月）における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1 損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由＜清算、破産または清算的会社更生＞の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4 SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5 SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6 SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

当社グループは、平成18年度を、持続的成長に向けた地歩固めを行う年と位置付けており、引き続きグループ一体となって、「お客さまの価値創造に資する質の高い商品・サービスの提供」及び「強固な企業基盤の構築」の二点に取り組んでまいります。

(お客さまの価値創造に資する質の高い商品・サービスの提供)

第一に、当社グループは、お客さまの視点に立ち、お客さまに対して付加価値の高い商品・サービスを提供することによって、「複合金融グループ」としての持続的成長を目指してまいります。

個人のお客さまにつきましては、株式会社三井住友銀行におけるコンサルティングビジネスの一段の高度化に取り組んでまいります。お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新商品を開発すると共に、これまで以上にお客さまの声を反映したサービスの提供に努めてまいります。具体的には、今後、SMBCフレンド証券株式会社との協働によるファンドラップサービス、大和証券株式会社との協働による「ダイワSMA」等の新たな資産運用商品・サービスの提供を開始すると共に、ご好評をいただいております「三大疾病保障付住宅ローン」等、お客さまのニーズに即したローン商品の提供を更に進めてまいります。また、平日夜間や休日にも営業する「SMBCコンサルティングプラザ」等のコンサルティング専門拠点を更に増設すると共に、高い専門性を持つコンサルタントを増員し、お客さまの利便性及びニーズへの対応力を一層高めてまいります。

また、様々な業界におけるリーディング・カンパニーとの協働を通じたサービスにつきましても、今後、一段と拡充してまいります。具体的には、株式会社三井住友銀行とプロミス株式会社との提携によるコンシューマーローン、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カードiD」、株式会社ジャパンネット銀行とヤフー株式会社との提携によるインターネット金融サービス、株式会社三井住友銀行と三井生命保険株式会社ならびに住友生命保険相互会社との協働による来店型保険代理店事業等の展開を、更に進めてまいります。

法人のお客さまにつきましては、ソリューション提供力の一段の高度化に取り組んでまいります。大企業・中堅企業の皆さまに向けましては、本年4月に株式会社三井住友銀行に新設した「コーポレート・アドバイザリー本部」や、大和証券エスエムビーシー株式会社との協働を通じて、M&Aによる事業拡大・再編等の、お客さまの経営課題の解決に資する最適なソリューションを提供してまいります。また、シンジケート・ローンやストラクチャード・ファイナンス等の提供により、多様な資金調達ニーズに応えてまいります。中小企業の皆さまに向けましては、ビジネスセレクトローン等の無担保貸出や、インターネットバンキングサービスの提供を通じて、様々な資金調達、資金決済ニーズに応えると共に、事業継承に係るアドバイス等を通じて、お客さまの経営課題解決に積極的に取り組んでまいります。

加えて、三井住友銀リース株式会社による各種リース業務、株式会社日本総合研究所によるコアシステム受託やITコンサルティング業務等、グループ一体となったソリューション提供を更に進めてまいります。なお、本年10月、当社グループは、住友商事グループとの間で、リース事業及びオートリース事業の戦略的共同事業化について基本合意し、平成19年10月を目処とする、三井住友銀リース株式会社と住商リース株式会社の合併、及び三井住友銀オートリース株式会社と住商オートリース株式会社の合併により、銀行系リースと商社系リースのノウハウを結集・融合し、お客さまに付加価値の高い商品・サービスを提供してまいります。

また、海外におきましても、営業拠点の新設や、国内外における連携体制の一段の整備によって、お客さまの積極的な海外進出ニーズやグローバルな決済ニーズに応えると共に、プロジェクト・ファイナンス等の、当社グループが強みを持つ業務の更なる高度化に取り組んでまいります。市場営業業務におきましては、お客さまの利便性向上に努める一方、引き続き、適切なリスク管理の下、ALM体制の強化、運用手段の多様化に取り組んでまいります。

（強固な企業基盤の構築）

　第二に、当社グループは、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

　株式会社三井住友銀行は、本年4月、金融庁より、法人営業部における金利スワップ販売態勢等に関して行政処分を受けました。当社及び同行はこの事態を重く受け止め、再発防止と信頼回復に向けて、引き続き、内部管理体制の一段の高度化を進めてまいります。

　まず、コンプライアンスにつきましては、本年4月に株式会社三井住友銀行に新設した「コンプライアンス部門」を通じて、法令等の遵守を一層強化してまいります。CS・品質向上につきましては、併せて新設した「品質管理部」を通じて、より積極的にお客さまのご意見や視点を経営・業務に活かしてまいります。なお、コンプライアンスならびにCS・品質管理に係る諸施策につきましては、新たに設置した、外部有識者及び社外取締役をメンバーの過半とする「業務管理委員会」におきまして、客観的に審議いたします。リスク管理につきましては、事業範囲の拡大に対応した高度化を更に進めると共に、今年度末に予定されておりますバーゼルⅡ（新BIS規制）導入を踏まえた体制強化を、グループ全体で推進してまいります。そして、これらの取組みの有効性を一層厳格に検証するべく、内部監査体制を強化いたします。また、お客さまの視点や中長期的視点に立ったバランスの取れた業績評価を行いますと共に、従業員が一段と能力を発揮できる体制を作るべく、人材マネジメントの高度化も進めてまいります。

　一方、財務基盤の一段の強化に向けましては、当社グループは、本年10月に、公的資金の返済を完了いたしました。平成10年3月以来、公的資金に支えていただきましたことに、心よりお礼申し上げます。当社グループは、今後も引き続き、資本の質・量両面での拡充を進めると共に、中長期的な企業価値向上の観点から、戦略分野への経営資源の投入を一段と積極化することを通じて、お客さまの価値創造に資する、質の高い商品・サービスを提供してまいります。同時に、株主の皆さまに対しましても、適切な還元策を講じることを積極的に検討してまいります。

4　【経営上の重要な契約等】

(1) 当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年4月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年9月1日に株式交換を実施いたしました。

① 株式交換比率

	株式会社三井住友フィナンシャルグループ（完全親会社）	SMBCフレンド証券株式会社（完全子会社）
株式交換比率	1	0.0008

② 株式交換により当社が発行する新株式数
普通株式249,015株

③　株式交換交付金

　　株式交換交付金の支払はありません。

(2)　当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日
に住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間でリース事業及
びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、
平成19年10月1日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定で
あり、合併新会社は当社の連結子会社(当社の議決権の所有割合55%)となる見込みであります。
なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って当社は連結財務
諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三
井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月1日
を目処に合併する予定であります。

5　【研究開発活動】

　　当中間連結会計期間の研究開発活動につきましては、当社では行っておりませんが、その他事業(シ
ステム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、
研究開発費の金額は、124百万円であります。

第3 【設備の状況】

1 【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数(株)
普通株式	15,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	135,000
第五種優先株式	250,000
第六種優先株式	300,000
計	16,515,000

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成18年9月30日)	提出日現在発行数(株)(平成18年12月6日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	7,733,653.77	同左	東京証券取引所(市場第一部)大阪証券取引所(市場第一部)名古屋証券取引所(市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式(注)1
第三種優先株式	195,000	—	—	
第1回第四種優先株式	4,175	同左	—	(注)1,2
第2回第四種優先株式	4,175	同左	—	(注)1,2
第3回第四種優先株式	4,175	同左	—	(注)1,2
第4回第四種優先株式	4,175	同左	—	(注)1,2
第5回第四種優先株式	4,175	同左	—	(注)1,2
第6回第四種優先株式	4,175	同左	—	(注)1,2
第7回第四種優先株式	4,175	同左	—	(注)1,2
第8回第四種優先株式	4,175	同左	—	(注)1,2
第9回第四種優先株式	4,175	同左	—	(注)1,2
第10回第四種優先株式	4,175	同左	—	(注)1,2
第11回第四種優先株式	4,175	同左	—	(注)1,2
第12回第四種優先株式	4,175	同左	—	(注)1,2
第1回第六種優先株式	70,001	同左	—	(注)3
計	8,048,754.77	7,853,754.77	—	—

(注)1　提出日現在の発行数には、平成18年12月1日から半期報告書を提出する日までの優先株式に係る取得請求権の行使による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。

2　第1回第四種優先株式、第2回第四種優先株式、第3回第四種優先株式、第4回第四種優先株式、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式、第8回第四種優先株式、第9回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式(以下、第1回から第12回までの各回の第四種優先株式をそれぞれ「第1-12回第四種優先株式」という)の主な内容は次のとおりであります。

(イ)優先配当金

　(a)当会社は、剰余金の配当を行うときは、第1-12回第四種優先株式を有する株主(以下「第1-12回第四種優先株主」という)または第1-12回第四種優先株式の登録株式質権者(以下「第1-12回第四種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第1-12回第四種優先株式1株につき135,000円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当会社は、中間配当を行うときは、第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1-12回第四種優先株式1株につき67,500円を支払う。

(ハ)残余財産の分配

(a) 当会社は、残余財産を分配するときは、第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1-12回第四種優先株式1株につき3,000,000円を支払う。

(b) 第1-12回第四種優先株主または第1-12回第四種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(ニ)議決権

第1-12回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当会社は、法令に定める場合を除き、第1-12回第四種優先株式について株式の併合または分割は行わない。

(b) 当会社は、第1-12回第四種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当会社は、第1-12回第四種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第1-12回第四種優先株主は、普通株式の交付と引換えに第1-12回第四種優先株式の取得を請求することができる。

① 取得請求期間

平成15年2月8日から平成40年2月7日まで。

② 取得の条件

㋑取得請求権行使価額

取得請求権行使価額は318,800円とする。

㋺取得請求権行使価額の修正

第1-12回第四種優先株主が当会社に対し第1-12回第四種優先株式の取得を請求した日(以下「修正日」という)において、取得請求権行使価額は、(ⅰ)修正日の前日において有効な取得請求権行使価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後取得請求権行使価額」という)。ただし、修正後取得請求権行使価額が105,100円(ただし、下記㋩により調整される)(以下「下限取得請求権行使価額」という)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は㋩に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該第1-12回第四種優先株式についてのみ適用される。

㋩取得請求権行使価額の調整

ⓐ第1-12回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という)により調整される。

（Ⅰ）下記（ⅰ）ないし（ⅲ）に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$
\begin{array}{l}
\text{調整後} \\
\text{取得請求権} \\
\text{行使価額}
\end{array}
=
\begin{array}{l}
\text{調整前} \\
\text{取得請求権} \\
\text{行使価額}
\end{array}
\times
\dfrac{
\begin{array}{l}
\text{既発行} \\
\text{普通株式数}
\end{array}
+
\dfrac{
\begin{array}{l}
\text{新たに発行もしくは処分され} \\
\text{た普通株式数または転換型証} \\
\text{券（下記（ⅲ）に定義される）も} \\
\text{しくは新株予約権（下記（ⅲ）に} \\
\text{定義される）に関する計算の場} \\
\text{合は、取得請求権の行使もし} \\
\text{くは取得条項の定める事由の} \\
\text{発生または新株予約権の行使} \\
\text{により交付され得る普通株式} \\
\text{数}
\end{array}
\times
\begin{array}{l}
\text{普通株式1株} \\
\text{あたりの払込} \\
\text{金額（新株予約} \\
\text{権の行使に際} \\
\text{して出資され} \\
\text{る財産の価額} \\
\text{を含む）}
\end{array}
}{\text{時価}}
}{
\text{既発行普通株式数} +
\begin{array}{l}
\text{新たに発行もしくは処分された普通株式数} \\
\text{または転換型証券（下記（ⅲ）に定義される）} \\
\text{もしくは新株予約権（下記（ⅲ）に定義され} \\
\text{る）に関する計算の場合は、取得請求権の} \\
\text{行使もしくは取得条項の定める事由の発生} \\
\text{または新株予約権の行使により交付され得} \\
\text{る普通株式数}
\end{array}
}
$$

（Ⅱ）下記（ⅳ）に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$
\begin{array}{l}
\text{調整後} \\
\text{取得請求権} \\
\text{行使価額}
\end{array}
=
\begin{array}{l}
\text{調整前} \\
\text{取得請求権} \\
\text{行使価額}
\end{array}
\times
\dfrac{
\text{時価} -
\begin{array}{l}
\text{普通株式1株につき割り当てられた特別現金配当（下記} \\
\text{（ⅳ）に定義される）または債務証書もしくは資産の分配} \\
\text{に関する基準日（権利を有する株主を確定するために} \\
\text{定められた日を以下「基準日」という）（下記（ⅳ）に定} \\
\text{義される）における適正市場価格（＊）}
\end{array}
}{\text{時価}}
$$

（＊）かかる適正市場価格に関しては、当会社の取締役会（以下「取締役会」という）が適切と判断
する独立の第三者（証券会社、銀行等）に評価させるものとする。

（Ⅲ）下記（ⅴ）に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$
\begin{array}{l}
\text{調整後} \\
\text{取得請求権} \\
\text{行使価額}
\end{array}
=
\begin{array}{l}
\text{調整前} \\
\text{取得請求権} \\
\text{行使価額}
\end{array}
\times
\dfrac{
\text{時価} \times
\begin{array}{l}
\text{既発行} \\
\text{普通株式数}
\end{array}
-
\begin{array}{l}
\text{下記（ⅴ）に従って、取得される普通株} \\
\text{式（または、転換型証券もしくは新株予} \\
\text{約権）の総数につき、当会社が支払うべ} \\
\text{き対価の総額}
\end{array}
}{
\text{時価} \times
\left(
\begin{array}{l}
\text{既発行} \\
\text{普通株式数}
\end{array}
-
\begin{array}{l}
\text{下記（ⅴ）において、取得される普通} \\
\text{株式数（または、転換型証券もしく} \\
\text{は新株予約権の場合は、取得請求権} \\
\text{の行使もしくは取得条項に定める事} \\
\text{由の発生または新株予約権の行使に} \\
\text{より交付される普通株式数）}
\end{array}
\right)
}
$$

なお、上記取得請求権行使価額調整式中の、「時価×既発行普通株式数－（下記（ⅴ）に従って、取
得される普通株式（または、転換型証券もしくは新株予約権）の総数につき、当会社が支払うべき
対価の総額）」の値が1未満になる場合は、かかる値は1として計算されるものとする。
調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。
（ⅰ）当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発
行または処分する場合（新株予約権の行使または転換型証券にかかる取得請求権の行使もしく
は取得条項に定める事由の発生による普通株式の交付の場合を除く）
取得請求権行使価額は、上記（Ⅰ）に定める取得請求権行使価額調整式に従って算出された調整
後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを
受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込
の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

（ⅱ）株式の分割または無償割当てにより普通株式を発行または処分する場合

取得請求権行使価額は、上記(I)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

（ⅲ）取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券（当該第1-12回第四種優先株式と同時に発行される他の第1-12回第四種優先株式を除く。以下「転換型証券」という）または当会社に普通株式の交付を請求することができる権利（当会社の発行する社債に付された新株予約権を含む）（以下「新株予約権」という）を発行する場合

取得請求権行使価額は、上記(I)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日（ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日）の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額（ただし、希薄化防止のための調整は考慮しないものとする）により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更（かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない）が生じた場合には、調整後取得請求権行使価額は、第1-12回第四種優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする（ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(ⅲ)に基づき行われた

調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする)が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、第1-12回第四種優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。

第1-12回第四種優先株式の発行時において残存するすべての転換型証券および新株予約権は、第1-12回第四種優先株式の発行日の翌日において発行されたものとみなされる。

（ⅳ）当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の金銭による剰余金の配当を除く)を行う場合

かかる配当または分配の際に適用される取得請求権行使価額は、上記(Ⅱ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度(以下に定義する)の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り(以下に定義する)が、5％に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額}}{\text{対象となる事業年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

（ⅴ）当会社が、普通株式の取得を、かかる取得日(以下「取得日」という)における普通株式1株あたりの時価を上回る1株あたりの価額をもって行う場合(当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および端株買取請求権の行使に関連して普通株式を取得する場合を除く)、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の1株あたりの時価を上回る普通株式1株あたりの対価をもって行う場合

かかる取得の際において適用される取得請求権行使価額は、上記(Ⅲ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ⓑ株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日（ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日））に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記ⓐに準じて調整される。

ⓓ取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓔ取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1か月前の日における当会社の発行済普通株式数（ただし、普通株式に係る自己株式数を除く）とする。

ⓕ取得請求権行使価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額（金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者（証券会社、銀行等）により評価されたかかる払込の適正市場価格）、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には普通株式1株あたりの当該取得請求権行使価額または普通株式1株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。

ⓖ本㋥(上記ⓒを除く)において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

㋭上記㋥により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記㋥ⓑにより取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記㋥ⓑに基づく取得請求権行使価額の調整と同時に有効になるものとする。

㋬第1-12回第四種優先株式の取得と引換えに交付すべき普通株式数
　第1-12回第四種優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。

$$\text{第1-12回第四種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{第1-12回第四種優先株主が取得請求権行使のために提出した第1-12回第四種優先株式の払込金額総額}}{\text{取得請求権行使価額}}$$

　第1-12回第四種優先株式の取得と引換えに交付すべき普通株式数の算出に当って1株に満たない端数は、会社法第167条第3項の規定によりこれを取り扱う。
　なお、本㋬に従う限り、いかなる数の第1-12回第四種優先株式を有していたとしても、その第1-12回第四種優先株主1人が行う1回の取得請求により、普通株式1株に満たない部分は1つより多くは生じない。

㋕第1-12回第四種優先株式の取得と引換えに交付する株式の内容
　当会社普通株式

㋩取得請求受付場所
　東京都千代田区丸の内一丁目4番4号
　住友信託銀行株式会社　証券代行部

㋠取得請求の効力発生
　取得請求の効力は、取得請求書および第1-12回第四種優先株式の株券が上記㋩の取得請求受付場所に到着した日に発生する。

③　一斉取得

    ㋑当会社は、取得請求期間中に取得の請求がなされなかった第1-12回第四種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第1-12回第四種優先株式1株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各第1-12回第四種優先株式1株の払込金額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。

    ㋺前項の普通株式数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

(ト)発行の方法

    ザ・ゴールドマン・サックス・グループ・インクに第1-12回第四種優先株式を直接全額割り当てる方法により発行する。

(チ)保有期間その他第1-12回第四種優先株式の保有に関する事項についての当会社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容

    ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年1月15日締結の優先株式引受契約書(以下「第1-12回第四種優先株式引受契約書」という)において、当会社により割り当てられ保有する第1-12回第四種優先株式につき、以下の制限に従うことを約している。

  (a)　第1-12回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わない。(なお、ザ・ゴールドマン・サックス・グループ・インクが、第1-12回第四種優先株式引受契約書に従い、第1-12回第四種優先株式を譲渡した場合には、第1-12回第四種優先株式引受契約書に定める権利義務は、当該第1-12回第四種優先株式を譲り受けた者に承継される)

  (b)　発行後2年間は、一定の場合を除き、当会社普通株式の交付と引換えに第1-12回第四種優先株式の取得請求を行わない。

  (c)　第1-12回第四種優先株式の取得請求により交付された当会社普通株式の譲渡その他の処分は、払込期日後2年目の応当日の前日までは一定の場合を除きこれを行わず、払込期日後2年目の応当日から12ヶ月間は、一定の場合を除き総交付株式数の3分の1の数(ないしこれから一定の株式数を減じた数)を超える当会社普通株式につきこれを行わず、払込期日後3年目の応当日から12ヶ月間は、一定の場合を除き総交付株式数の3分の2の数(ないしこれから一定の株式数を減じた数)を超える当会社普通株式につきこれを行わない。

    総交付株式数とは、それまでに第1-12回第四種優先株式の取得請求により交付された当会社普通株式の数と、残存している第1-12回第四種優先株式の全てがその時点において適用のある取得請求権行使価額で取得請求された場合に交付されるであろう当会社普通株式の数の合計をいう。

3　第1回第六種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

  (a)　当会社は、剰余金の配当を行うときは、第1回第六種優先株式を有する株主(以下「第1回第六種優先株主」という)または第1回第六種優先株式の登録株式質権者(以下「第1回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

  (b)　ある事業年度において、第1回第六種優先株主または第1回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

  (c)　第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

    当会社は、中間配当を行うときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき44,250円を支払う。

(ハ) 残余財産の分配
- (a) 当会社は、残余財産を分配するときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき3,000,000円を支払う。
- (b) 第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(ニ) 取得条項

当会社は、第1回第六種優先株式発行後、平成23年3月31日以降はいつでも、第1回第六種優先株式1株につき3,000,000円の金銭の交付と引換えに、第1回第六種優先株式の一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(ホ) 議決権

第1回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ) 株式の併合または分割、募集株式の割当てを受ける権利等
- (a) 当会社は、法令に定める場合を除き、第1回第六種優先株式について株式の併合または分割は行わない。
- (b) 当会社は、第1回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。
- (c) 当会社は、第1回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ト) 発行の方法

第三者割当ての方法により、適格機関投資家(証券取引法に定義される)に割り当てる。

(チ) 第1回第六種優先株式の保有に関する事項についての当会社と割当先との取決めの内容

割当先が第1回第六種優先株式を第三者に譲渡する場合には、当会社による事前の同意を必要とする。ただし、第1回第六種優先株式の払込期日(平成17年3月29日)後8年目の応当日以降はこの限りではない。

(2) 【新株予約権等の状況】

当社は平成13年改正旧商法第280条ノ20及び第280条ノ21の規定に基づき新株予約権を発行しております。

	中間会計期間末現在 (平成18年9月30日)	提出日の前月末現在 (平成18年11月30日)
新株予約権の数	1,172個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,172株	同左
新株予約権の行使時の払込金額	1株当たり　　　669,775円	同左
新株予約権の行使期間	平成16年6月28日から 平成24年6月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　　669,775円 資本組入額　　334,888円	同左
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左
代用払込みに関する事項	―	―

(注)　1　新株予約権1個当たりの目的たる株式の数は1株であります。
　　　　2　払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成18年5月17日(注)1	△68,000	8,306,273.77	―	1,420,877,175	―	1,420,989,834
平成18年8月11日(注)2	―	8,306,273.77	―	1,420,877,175	△1,000,000,000	420,989,834
平成18年9月1日(注)3	249,015	8,555,288.77	―	1,420,877,175	221,365,710	642,355,545
平成18年9月6日(注)4	△67,000	8,488,288.77	―	1,420,877,175	―	642,355,545
平成18年9月29日(注)5	△439,534	8,048,754.77	―	1,420,877,175	―	642,355,545

(注) 1 優先株式の取得及び消却を実施したことに伴い、第一種優先株式が35,000株、第二種優先株式が33,000株減少いたしました。
2 会社法第448条第1項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。
3 SMBCフレンド証券株式会社の完全子会社化に係る株式交換による普通株式の増加(交換比率1:0.0008)。
4 優先株式の取得及び消却を実施したことに伴い、第二種優先株式が67,000株減少いたしました。
5 優先株式の取得及び消却を実施したことに伴い、第三種優先株式が500,000株減少いたしました。また第三種優先株式に係る取得請求権の行使に伴い、普通株式が60,466株増加いたしました。
6 平成18年10月11日に、優先株式の取得及び消却を実施したことに伴い、第三種優先株式が195,000株減少いたしました。

(4) 【大株主の状況】

① 普通株式

(平成18年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目8番11号	468,747.00	6.06
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番3号	430,054.00	5.56
ザ チェース マンハッタン バンク エヌエイ ロンドン(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (東京都中央区日本橋兜町6番7号)	205,911.00	2.66
ステート ストリート バンク アンド トラスト カンパニー505103(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	164,504.00	2.12
日本生命保険相互会社	大阪市中央区今橋三丁目5番12号	154,667.42	1.99
ステート ストリート バンク アンド トラスト カンパニー(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	126,399.00	1.63
株式会社三井住友銀行	東京都千代田区有楽町一丁目1番2号	100,481.00	1.29
ジェーピーエムシービー ユーエスエー レジデンツ ペンション ジャスデック レンド385051(常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	270 PARK AVENUE, NEW YORK, NY 10017, U.S.A (東京都中央区日本橋兜町6番7号)	89,158.00	1.15
資産管理サービス信託銀行株式会社(信託B口)	東京都中央区晴海一丁目8番12号	88,423.00	1.14
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション(常任代理人 香港上海銀行東京支店 カストディ業務部)	ONE BOSTON PLACE BOSTON, MA 02108 (東京都中央区日本橋三丁目11番1号)	86,381.00	1.11
計	―――――	1,914,725.42	24.75

— 48 —

② 第三種優先株式

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
株式会社整理回収機構	東京都中野区本町二丁目46番１号	195,000	100.00
計	－	195,000	100.00

③ 第１回第四種優先株式

（平成18年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	－	4,175	100.00

④ 第２回第四種優先株式

（平成18年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	－	4,175	100.00

⑤ 第３回第四種優先株式

（平成18年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	－	4,175	100.00

⑥ 第４回第四種優先株式

（平成18年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	－	4,175	100.00

⑦　第5回第四種優先株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑧　第6回第四種優先株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑨　第7回第四種優先株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑩　第8回第四種優先株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑪　第9回第四種優先株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑫ 第10回第四種優先株式

(平成18年9月30日現在)

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
ジーエスエスエム ホールディング ツー コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑬ 第11回第四種優先株式

(平成18年9月30日現在)

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
ジーエスエスエム ホールディング ツー コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑭ 第12回第四種優先株式

(平成18年9月30日現在)

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
ジーエスエスエム ホールディング ツー コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑮ 第1回第六種優先株式

(平成18年9月30日現在)

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
住友生命保険相互会社	東京都中央区築地七丁目18番24号	23,334	33.33
日本生命保険相互会社	大阪市中央区今橋三丁目5番12号	20,000	28.57
三井生命保険株式会社	東京都千代田区大手町一丁目2番3号	16,667	23.81
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番2号	10,000	14.29
計	―	70,001	100.00

（注）1　株式会社三井住友銀行が所有している普通株式につきましては、会社法施行規則第67条の規定により議決権の行使が制限されております。
　　　2　キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成18年5月15日付で株券等の大量保有の状況に関する大量保有報告書の提出があり、平成18年4月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、大量保有報告書の内容は次のとおりであります。

　　　　　大量保有者名　　　キャピタル・リサーチ・アンド・マネージメント・カンパニー
　　　　　　　　　　　　　　（他共同保有者４名）
　　　　　保有株券等の数　　387,480株（共同保有者分を含む。）
　　　　　株券等保有割合　　5.22%

3　株式会社りそなホールディングスから平成18年10月6日付で株券等の大量保有の状況に関する変更報告
　書の提出があり、平成18年9月30日現在で普通株式及び優先株式を保有している旨の報告を受けました。
　同変更報告書には株式会社整理回収機構が共同保有者として記載されており、同社の保有株式数の内容は、
　当社の当中間会計期間末における優先株式及び普通株式の株主名簿上の記載内容と一致しておりますが、
　同社以外の保有株式数（全て普通株式）については、当社として当中間会計期間末日における実質所有株式
　数の確認ができないので、上記大株主の状況には含めておりません。

　　　なお、変更報告書の内容(除く株式会社整理回収機構保有分)は次のとおりであります。

　　　　　大量保有者名　　　りそな信託銀行株式会社(他共同保有者1名)
　　　　　保有株券等の数　　72,895株（共同保有者分を含む。）
　　　　　株券等保有割合　　0.85%

4　ゴールドマン・サックス証券株式会社から平成18年10月13日付で株券等の大量保有の状況に関する大量
　保有報告書の提出があり、平成18年9月30日現在で以下の普通株式を保有している旨の報告を受けました
　が、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況に
　は含めておりません。

　　　なお、大量保有報告書の内容は次のとおりであります。

　　　　　大量保有者名　　　ゴールドマン・サックス証券株式会社(他共同保有者5名)
　　　　　保有株券等の数　　439,628株（共同保有者分を含む。潜在株式8,361株を含む。）
　　　　　株券等保有割合　　5.17%

(5) 【議決権の状況】

① 【発行済株式】

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　315,101	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　6,932 (相互保有株式) 普通株式　116,880	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 7,584,332	7,584,332	権利内容に何ら限定のない当社における標準となる株式 (注)1
端株	普通株式 25,509.77	―	権利内容に何ら限定のない当社における標準となる株式 (注)2，3
発行済株式総数	8,048,754.77	―	―
総株主の議決権	―	7,584,332	―

(注)　1　「完全議決権株式(その他)」の欄には、証券保管振替機構名義の株式が、577株(議決権577個)含まれております。

　　　 2　「端株」の欄には、当社所有の自己株式0.34株が含まれております。

　　　 3　「端株」の欄には、株主名簿上は株式会社三井住友銀行名義となっておりますが、実質的に保有していない株式が0.60株含まれております。

② 【自己株式等】

所有者の氏名 又は名称	所有者の住所	自己名義 所有株式数 （株）	他人名義 所有株式数 （株）	所有株式数 の合計 （株）	発行済株式総数 に対する所有 株式数の割合（％）
株式会社三井住友 フィナンシャルグループ	東京都千代田区有楽町 一丁目1番2号	6,932	—	6,932	0.08
株式会社三井住友銀行	東京都千代田区有楽町 一丁目1番2号	100,481	—	100,481	1.29
株式会社クオーク	大阪市中央区今橋 四丁目4番7号	3,560	—	3,560	0.04
SMBCフレンド証券株式会社	東京都中央区日本橋兜町 7番12号	2,672	—	2,672	0.03
株式会社関西アーバン銀行	大阪市中央区西心斎橋一丁 目2番4号	2,562	—	2,562	0.03
大和証券エスエムビーシー 株式会社	東京都千代田区丸の内 一丁目8番1号	2,458	—	2,458	0.03
さくら情報システム 株式会社	東京都中央区日本橋本町三 丁目4番10号	1,687	—	1,687	0.02
三井住友カード株式会社	大阪市中央区今橋 四丁目5番15号	1,338	—	1,338	0.01
SMBC信用保証株式会社	東京都港区六本木六丁目 1番21号	624	—	624	0.00
株式会社さくら ケーシーエス	神戸市中央区播磨町 21番1号	547	—	547	0.00
株式会社みなと銀行	神戸市中央区三宮町 二丁目1番1号	329	—	329	0.00
SMBCファイナンスサービス 株式会社	東京都港区新橋一丁目 8番3号	295	—	295	0.00
エヌ・アイ・エフSMBC ベンチャーズ株式会社	東京都中央区京橋一丁目 2番1号	270	—	270	0.00
ケーシーエスデータ 株式会社	神戸市中央区多聞通三丁目 3番9号	57	—	57	0.00
計	—	123,812	—	123,812	1.60

（注）　「発行済株式総数に対する所有株式数の割合（％）」の発行済株式総数は、発行済普通株式の総数でありま
　　　す。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

月別	平成18年4月	5月	6月	7月	8月	9月
最高(円)	1,390,000	1,290,000	1,210,000	1,290,000	1,330,000	1,350,000
最低(円)	1,220,000	1,130,000	1,060,000	1,200,000	1,210,000	1,120,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

(2) 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

第5 【経理の状況】

1 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　なお、前中間連結会計期間（自平成17年4月1日　至平成17年9月30日）は改正前の中間連結財務諸表規則及び銀行法施行規則に基づき作成し、当中間連結会計期間（自平成18年4月1日　至平成18年9月30日）は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

2 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

　なお、前中間会計期間（自平成17年4月1日　至平成17年9月30日）は改正前の中間財務諸表等規則に基づき作成し、当中間会計期間（自平成18年4月1日　至平成18年9月30日）は改正後の中間財務諸表等規則に基づき作成しております。

3 当中間連結会計期間及び当中間会計期間は、中間連結株主資本等変動計算書及び中間株主資本等変動計算書の作成初年度であるため、前中間連結会計期間及び前連結会計年度、前中間会計期間及び前事業年度については作成しておりません。

4 中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

5 前中間連結会計期間及び当中間連結会計期間の中間連結財務諸表並びに前中間会計期間及び当中間会計期間の中間財務諸表は、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間連結会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前連結会計年度 連結貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(資産の部)							
現金預け金	※8	5,076,696	4.97	4,010,986	3.91	7,107,469	6.64
コールローン及び買入手形		789,440	0.77	1,462,077	1.43	651,905	0.61
買現先勘定		138,675	0.14	110,257	0.11	117,474	0.11
債券貸借取引支払保証金		2,165,749	2.12	1,178,045	1.15	1,956,650	1.83
買入金銭債権	※8	612,330	0.60	940,702	0.92	633,760	0.59
特定取引資産	※8	3,627,610	3.55	3,404,589	3.32	4,078,025	3.81
金銭の信託		811	0.00	2,820	0.00	2,912	0.00
有価証券	※1,2,8	23,579,596	23.06	22,351,635	21.79	25,505,861	23.84
貸出金	※3,4,5,6,7,8,9	56,095,034	54.87	59,184,457	57.71	57,267,203	53.52
外国為替	※7	892,413	0.87	929,490	0.91	947,744	0.89
その他資産	※8,10	3,348,723	3.28	3,257,139	3.18	3,403,832	3.18
動産不動産	※8,11,12,13	807,079	0.79	—	—	806,369	0.75
有形固定資産	※11,12,13	—	—	706,702	0.69	—	—
無形固定資産		—	—	228,885	0.22	—	—
リース資産	※12	1,005,761	0.98	991,699	0.97	999,915	0.93
繰延税金資産		1,414,656	1.38	1,023,325	1.00	1,051,609	0.98
連結調整勘定		9,408	0.01	—	—	6,612	0.01
支払承諾見返		3,707,061	3.63	3,748,150	3.65	3,508,695	3.28
貸倒引当金		△1,037,217	△1.02	△978,999	△0.96	△1,035,468	△0.97
資産の部合計		102,233,832	100.00	102,551,964	100.00	107,010,575	100.00

区分	注記番号	前中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間連結会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前連結会計年度 連結貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(負債の部)							
預金	※8	69,242,541	67.73	72,165,553	70.37	70,834,125	66.19
譲渡性預金		2,529,775	2.47	2,492,353	2.43	2,708,643	2.53
コールマネー及び売渡手形	※8	6,137,278	6.00	2,562,041	2.50	8,016,410	7.49
売現先勘定	※8	508,598	0.50	805,915	0.79	396,205	0.37
債券貸借取引受入担保金	※8	3,651,048	3.57	3,141,635	3.06	2,747,125	2.57
コマーシャル・ペーパー		7,500	0.01	—	—	10,000	0.01
特定取引負債	※8	1,786,166	1.75	1,932,323	1.88	2,908,158	2.72
借用金	※7,8,14	2,087,187	2.04	3,061,744	2.99	2,133,707	1.99
外国為替		433,654	0.42	329,273	0.32	447,722	0.42
短期社債		460,500	0.45	405,100	0.40	383,900	0.36
社債	※15	4,329,026	4.23	4,155,770	4.05	4,241,417	3.96
信託勘定借		42,260	0.04	50,733	0.05	318,597	0.30
その他負債	※8	2,817,197	2.76	2,920,902	2.85	2,625,594	2.45
賞与引当金		22,018	0.02	22,868	0.02	25,300	0.02
退職給付引当金		35,893	0.04	33,864	0.03	36,786	0.04
日本国際博覧会出展引当金		284	0.00	—	—	—	—
特別法上の引当金		1,092	0.00	1,136	0.00	1,141	0.00
繰延税金負債		47,422	0.05	49,876	0.05	49,484	0.05
再評価に係る繰延税金負債	※11	50,466	0.05	49,929	0.05	50,133	0.05
支払承諾	※8	3,707,061	3.63	3,748,150	3.65	3,508,695	3.28
負債の部合計		97,896,973	95.76	97,929,171	95.49	101,443,151	94.80
(少数株主持分)							
少数株主持分		1,074,517	1.05	—	—	1,113,025	1.04
(資本の部)							
資本金		1,352,651	1.32	—	—	1,420,877	1.33
資本剰余金		974,349	0.95	—	—	1,229,225	1.15
利益剰余金		697,905	0.68	—	—	992,064	0.93
土地再評価差額金	※11	37,839	0.04	—	—	38,173	0.03
その他有価証券評価差額金		533,070	0.52	—	—	819,927	0.77
為替換算調整勘定		△62,640	△0.06	—	—	△41,475	△0.04
自己株式		△270,834	△0.26	—	—	△4,393	△0.01
資本の部合計		3,262,340	3.19	—	—	4,454,399	4.16
負債、少数株主持分及び資本の部合計		102,233,832	100.00	—	—	107,010,575	100.00

区分	注記番号	前中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間連結会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前連結会計年度 連結貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(純資産の部)							
資本金		—	—	1,420,877	1.38	—	—
資本剰余金		—	—	276,570	0.27	—	—
利益剰余金		—	—	1,188,399	1.16	—	—
自己株式		—	—	△50,178	△0.05	—	—
株主資本合計		—	—	2,835,668	2.76	—	—
その他有価証券評価差額金		—	—	823,213	0.80	—	—
繰延ヘッジ損益		—	—	△88,079	△0.08	—	—
土地再評価差額金	※11	—	—	37,948	0.04	—	—
為替換算調整勘定		—	—	△47,909	△0.05	—	—
評価・換算差額等合計		—	—	725,173	0.71	—	—
新株予約権		—	—	4	0.00	—	—
少数株主持分		—	—	1,061,946	1.04	—	—
純資産の部合計		—	—	4,622,792	4.51	—	—
負債及び純資産の部合計		—	—	102,551,964	100.0	—	—

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)		当中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)		前連結会計年度 要約連結損益計算書 (自　平成17年4月1日 至　平成18年3月31日)	
		金額(百万円)	百分比 (%)	金額(百万円)	百分比 (%)	金額(百万円)	百分比 (%)
経常収益		1,757,879	100.00	1,825,751	100.00	3,705,136	100.00
資金運用収益		769,316		909,808		1,662,600	
(うち貸出金利息)		(588,151)		(651,018)		(1,214,142)	
(うち有価証券利息配当金)		(120,932)		(157,718)		(317,352)	
信託報酬		4,285		1,416		8,631	
役務取引等収益		327,875		337,322		703,928	
特定取引収益		12,448		54,496		32,807	
その他業務収益		576,540		501,121		1,144,147	
その他経常収益	※1	67,412		21,586		153,021	
経常費用		1,294,111	73.62	1,468,614	80.44	2,741,582	73.99
資金調達費用		215,601		350,193		500,993	
(うち預金利息)		(114,236)		(199,933)		(266,648)	
役務取引等費用		49,167		53,927		84,336	
特定取引費用		189		2,883		—	
その他業務費用		403,592		511,352		876,635	
営業経費	※2	421,626		432,705		853,796	
その他経常費用	※3	203,933		117,553		425,819	
経常利益		463,768	26.38	357,136	19.56	963,554	26.01
特別利益	※4	61,397	3.50	48,284	2.65	97,952	2.64
特別損失	※5,6	13,872	0.79	4,118	0.23	18,144	0.49
税金等調整前中間(当期)純利益		511,293	29.09	401,302	21.98	1,043,362	28.16
法人税、住民税及び事業税		32,367	1.84	42,273	2.31	69,818	1.89
法人税等調整額		60,672	3.45	86,218	4.72	226,901	6.12
少数株主利益		25,925	1.48	29,149	1.60	59,800	1.61
中間(当期)純利益		392,327	22.32	243,660	13.35	686,841	18.54

③ 【中間連結剰余金計算書及び中間連結株主資本等変動計算書】

（中間連結剰余金計算書）

区分	注記番号	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日） 金額（百万円）	前連結会計年度 連結剰余金計算書 （自　平成17年4月1日 至　平成18年3月31日） 金額（百万円）
（資本剰余金の部）			
資本剰余金期首残高		974,346	974,346
資本剰余金増加高		2	254,878
増資による新株の発行		—	68,225
自己株式処分差益		2	186,653
資本剰余金中間期末（期末）残高		974,349	1,229,225
（利益剰余金の部）			
利益剰余金期首残高		329,963	329,963
利益剰余金増加高		412,337	706,506
中間（当期）純利益		392,327	686,841
連結子会社の増加に伴う増加高		2	3
連結子会社の減少に伴う増加高		6	11
土地再評価差額金の取崩に伴う増加高		20,001	19,649
利益剰余金減少高		44,396	44,405
配当金		44,389	44,389
連結子会社の増加に伴う減少高		2	5
連結子会社の減少に伴う減少高		4	10
利益剰余金中間期末（期末）残高		697,905	992,064

(中間連結株主資本等変動計算書)

当中間連結会計期間(自　平成18年4月1日　至　平成18年9月30日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高(百万円)	1,420,877	1,229,225	992,064	△4,393	3,637,773
中間連結会計期間中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△47,951		△47,951
中間純利益			243,660		243,660
自己株式の取得				△1,219,877	△1,219,877
自己株式の処分		15		56	71
自己株式の消却		△1,174,036		1,174,036	—
連結子会社の増加に伴う増加			391		391
連結子会社の減少に伴う増加			11		11
連結子会社の増加に伴う減少			△6		△6
連結子会社の減少に伴う減少			△2		△2
土地再評価差額金取崩			231		231
株主資本以外の項目の中間連結会計期間中の変動額(純額)					
中間連結会計期間中の変動額合計(百万円)	—	△952,655	196,335	△45,785	△802,105
平成18年9月30日残高(百万円)	1,420,877	276,570	1,188,399	△50,178	2,835,668

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高(百万円)	819,927	—	38,173	△41,475	816,625	—	1,113,025	5,567,424
中間連結会計期間中の変動額								
株式交換による増加								221,365
剰余金の配当								△47,951
中間純利益								243,660
自己株式の取得								△1,219,877
自己株式の処分								71
自己株式の消却								—
連結子会社の増加に伴う増加								391
連結子会社の減少に伴う増加								11
連結子会社の増加に伴う減少								△6
連結子会社の減少に伴う減少								△2
土地再評価差額金取崩								231
株主資本以外の項目の中間連結会計期間中の変動額(純額)	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△142,526
中間連結会計期間中の変動額合計(百万円)	3,285	△88,079	△224	△6,434	△91,452	4	△51,078	△944,631
平成18年9月30日残高(百万円)	823,213	△88,079	37,948	△47,909	725,173	4	1,061,946	4,622,792

④ 【中間連結キャッシュ・フロー計算書】

	注記番号	前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前連結会計年度 連結キャッシュ・ フロー計算書 (自　平成17年4月1日 至　平成18年3月31日)
区分		金額(百万円)	金額(百万円)	金額(百万円)
I　営業活動による 　　キャッシュ・フロー 　　税金等調整前 　　中間(当期)純利益		511,293	401,302	1,043,362
動産不動産等減価償却費		40,218	—	82,671
固定資産減価償却費		—	38,389	—
リース資産減価償却費		166,592	167,651	336,871
減損損失		10,580	2,006	12,303
連結調整勘定償却額		3,469	—	6,270
のれん償却額		—	2,070	—
持分法による投資損益(△)		△14,081	32,344	△31,887
子会社株式売却損益及び 　子会社の増資に伴う持分 　変動損益(△)		△60,192	△5,121	△63,257
貸倒引当金の増加額		△238,154	△56,241	△241,530
賞与引当金の増加額		△1,857	△2,512	1,403
退職給付引当金の増加額		1,101	△3,200	1,993
日本国際博覧会出展引当金の 　増加額		53	—	△231
資金運用収益		△769,316	△909,808	△1,662,600
資金調達費用		215,601	350,193	500,993
有価証券関係損益(△)		△64,257	56,013	△27,853
金銭の信託の運用損益(△)		△13	△0	△13
為替差損益(△)		△62,513	△41,522	△175,815
動産不動産処分損益(△)		△275	—	△551
固定資産処分損益(△)		—	1,327	—
リース資産処分損益(△)		△666	△473	△3,235
特定取引資産の純増(△)減		163,674	628,566	△225,005
特定取引負債の純増減(△)		△347,755	△965,531	746,642
貸出金の純増(△)減		△1,213,748	△1,909,796	△2,311,499
預金の純増減(△)		688,527	1,332,022	2,210,634
譲渡性預金の純増減(△)		△186,912	△222,330	△8,026
借用金(劣後特約付借入金を 　除く)の純増減(△)		△13,469	934,051	90,612
有利息預け金の純増(△)減		55,542	410,829	175,960
コールローン等の純増(△)減		200,494	△981,573	342,387

区分	注記番号	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・ フロー計算書 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)
債券貸借取引支払保証金の純増(△)減		△1,597,409	778,605	△1,388,310
コールマネー等の純増減(△)		1,262,966	△5,047,597	3,027,037
コマーシャル・ペーパーの純増減(△)		△366,600	△10,000	△364,100
債券貸借取引受入担保金の純増減(△)		△216,953	394,509	△1,120,876
外国為替(資産)の純増(△)減		6,635	18,596	△46,473
外国為替(負債)の純増減(△)		△45,233	△118,530	△31,381
短期社債(負債)の純増減(△)		459,500	21,200	382,900
普通社債の発行・償還による純増減(△)		△269,880	△95,170	△365,646
信託勘定借の純増減(△)		△8,196	△267,864	268,140
資金運用による収入		803,273	905,873	1,691,320
資金調達による支出		△208,281	△324,296	△509,760
その他		129,264	240,032	△104,996
小計		△966,978	△4,245,985	2,238,450
法人税等の支払額		14,248	△84,921	△30,096
営業活動によるキャッシュ・フロー		△952,729	△4,330,906	2,208,354
II 投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△29,777,298	△18,563,216	△43,620,790
有価証券の売却による収入		24,077,266	11,389,367	33,089,259
有価証券の償還による収入		6,696,817	10,257,301	10,164,213
金銭の信託の増加による支出		△750	—	△2,851
金銭の信託の減少による収入		3,789	—	3,789
動産不動産の取得による支出		△13,389	—	△43,066
有形固定資産の取得による支出		—	△24,041	—
動産不動産の売却による収入		11,107	—	17,733
有形固定資産の売却による収入		—	3,545	—
無形固定資産の取得による支出		—	△23,957	—
無形固定資産の売却による収入		—	4	—
リース資産の取得による支出		△192,899	△180,717	△380,894
リース資産の売却による収入		28,661	21,565	55,186
子会社株式の一部売却による収入		54,937	3,468	54,937
投資活動によるキャッシュ・フロー		888,242	2,883,317	△662,482

区分	注記番号	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・ フロー計算書 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)
III 財務活動による キャッシュ・フロー				
劣後特約付借入による収入		33,000	10,000	103,000
劣後特約付借入金の返済 による支出		△82,343	△15,000	△215,884
劣後特約付社債・新株予約権 付社債の発行による収入		408,038	120,000	431,458
劣後特約付社債・新株予約権 付社債の償還による支出		△162,800	△126,829	△198,800
株式等の発行による収入		—	—	136,451
配当金支払額		△44,355	△47,904	△44,373
少数株主からの払込み による収入		48,025	30,740	59,640
少数株主への配当金支払額		△27,034	△30,883	△42,366
自己株式の取得による支出		△1,001	△1,174,922	△2,209
自己株式の売却による収入		26	—	—
自己株式の処分による収入		—	71	452,549
財務活動による キャッシュ・フロー		171,555	△1,234,728	679,464
IV 現金及び現金同等物に 係る換算差額		1,794	1,279	3,840
V 現金及び現金同等物の増加額 (△は現金及び現金同等物の 減少額)		108,861	△2,681,038	2,229,177
VI 現金及び現金同等物の 期首残高		2,930,645	5,159,822	2,930,645
VII 新規連結に伴う 現金及び現金同等物の増加額		—	0	—
VIII 連結除外に伴う 現金及び現金同等物の減少額		—	—	△0
IX 現金及び現金同等物の 中間期末(期末)残高	※1	3,039,507	2,478,784	5,159,822

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
1　連結の範囲に関する事項	(1) 連結子会社　166社 主要な会社名 　株式会社三井住友銀行 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking 　　Corporation Europe 　　Limited 　Manufacturers Bank 　三井住友銀リース株式会社 　三井住友カード株式会社 　SMBCキャピタル株式会社 　SMBCファイナンスサービス 　　株式会社 　SMBCフレンド証券株式会社 　株式会社日本総合研究所 　SMBC Capital 　　Markets, Inc. 　NSキャピタル株式会社他8社は新規設立等により、当中間連結会計期間から連結子会社としております。 　また、わかしおオフィスサービス株式会社他3社は清算等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　176社 主要な会社名 　株式会社三井住友銀行 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking 　　Corporation Europe 　　Limited 　Manufacturers Bank 　三井住友銀リース株式会社 　三井住友カード株式会社 　SMBCファイナンスサービス 　　株式会社 　SMBCフレンド証券株式会社 　株式会社日本総合研究所 　SMBC Capital 　　Markets, Inc. 　なお、株式会社日本総研ソリューションズ他21社は新規設立等により、当中間連結会計期間から連結子会社としております。 　住銀保証株式会社他1社は合併等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・マホガニー有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　162社 　主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 　なお、日綜（上海）信息系統有限公司他19社は新規設立等により、当連結会計年度から連結子会社としております。 　わかしおオフィスサービス株式会社他12社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他11社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
	(2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 　また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　子会社エス・ビー・エル・マーキュリー有限会社他118社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 　また、その他の非連結子会社の総資産、経常収益、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 　また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
2　持分法の適用に関する事項	(1)　持分法適用の非連結子会社 　　　　　　　　　　3社 主要な会社名 　SBCS Co.,Ltd. 　SBL Holdings Limitedは清算により子会社でなくなったため、当中間連結会計期間より持分法適用の非連結子会社から除外しております。 (2)　持分法適用の関連会社 　　　　　　　　　　56社 主要な会社名 　プロミス株式会社 　大和証券エスエムビーシー株式会社 　エヌ・アイ・エフベンチャーズ株式会社 　大和住銀投信投資顧問株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　エヌ・アイ・エフベンチャーズ株式会社他7社は株式取得により、当中間連結会計期間より持分法適用の関連会社としております。 　また、P.T.Perjahl Leasing Indonesiaは株式売却により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3)　持分法非適用の非連結子会社 　　子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。 (4)　持分法非適用の関連会社 主要な会社名 　Daiwa SB Investments 　　(USA) Ltd. 　　持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1)　持分法適用の非連結子会社 　　　　　　　　　　3社 主要な会社名 　SBCS Co.,Ltd. (2)　持分法適用の関連会社 　　　　　　　　　　58社 主要な会社名 　プロミス株式会社 　大和証券エスエムビーシー株式会社 　エヌ・アイ・エフSMBCベンチャーズ株式会社 　大和住銀投信投資顧問株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　NIFSMBC-V2006S1投資事業有限責任組合他2社は新規設立等により、当中間連結会計期間より持分法適用の関連会社としております。 　また、SMFC Holdings (Cayman)Limited他4社は清算等により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3)　持分法非適用の非連結子会社 　　子会社エス・ビー・エル・マーキュリー有限会社他118社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。 (4)　持分法非適用の関連会社 主要な会社名 　Daiwa SB Investments 　　(USA) Ltd. 　　持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1)　持分法適用の非連結子会社 　　　　　　　　　　3社 主要な会社名 　SBCS Co.,Ltd. 　SBL Holdings Limitedは清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。 (2)　持分法適用の関連会社 　　　　　　　　　　60社 　　主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 　　なお、旧エヌ・アイ・エフベンチャーズ株式会社(エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更)他14社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。 　　また、P.T.Perjahl Leasing Indonesia他3社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。 (3)　持分法非適用の非連結子会社 　　子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4)　持分法非適用の関連会社 主要な会社名 　Daiwa SB Investments 　　(USA) Ltd. 　　持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
3　連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 　3月末日　　　　5社 　4月末日　　　　1社 　6月末日　　　68社 　7月末日　　　　3社 　9月末日　　　89社	(1) 連結子会社の中間決算日は次のとおりであります。 　12月末日　　　2社 　3月末日　　　　5社 　4月末日　　　　2社 　5月末日　　　　2社 　6月末日　　　73社 　7月末日　　　　1社 　8月末日　　　　5社 　9月末日　　　86社 　当中間連結会計期間より、海外連結子会社1社において、中間決算日を従来の6月末日から9月末日に変更しているため、中間連結財務諸表上、同社の損益は平成18年1月1日から平成18年9月30日までの9ヶ月となっております。なお、当該変更による中間連結財務諸表への影響は軽微であります。	(1) 連結子会社の決算日は次のとおりであります。 　6月末日　　　　2社 　9月末日　　　　5社 　10月末日　　　1社 　11月末日　　　2社 　12月末日　　64社 　1月末日　　　　1社 　2月末日　　　　2社 　3月末日　　　85社 　当連結会計年度より、海外連結子会社1社において、決算日を従来の12月末日から3月末日に変更しているため、連結財務諸表上、同社の損益は平成17年1月1日から平成18年3月31日までの15ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。
	(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　なお、平成17年7月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2) 3月末日、5月末日を中間決算日とする連結子会社は、9月末日現在、12月末日を中間決算日とする連結子会社は、6月末日現在、4月末日を中間決算日とする連結子会社については、7月末日及び9月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　なお、平成18年8月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2) 6月末日、9月末日及び11月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、平成18年1月に設立された12月末日を決算日とする連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特

	前中間連結会計期間 （自　平成17年４月１日 　至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 　至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 　至　平成18年３月31日）
	また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。		定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 同左	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 　デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。 　なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左

	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
	(4) 減価償却の方法 ① 動産不動産及びリース資産 　当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 　建物　　　7年～50年 　動産　　　2年～20年 その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 　自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 　当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 　建物　　　7年～50年 　動産　　　2年～20年 その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② 無形固定資産 　無形固定資産の減価償却は、定額法により償却しております。 　なお、自社利用のソフトウェアについては、当社及び国内連結子会社で定める利用可能期間(主として5年)に基づいて償却しております。	(4) 減価償却の方法 ① 動産不動産及びリース資産 　当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 　建物　　　7年～50年 　動産　　　2年～20年 その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 　自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
	(5) 貸倒引当金の計上基準 　主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 　主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 　主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,367,602百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は750,546百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は799,143百万円であります。
	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	(7)　退職給付引当金の計上基準 　　　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　　過去勤務債務： 　　　その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 　　数理計算上の差異： 　　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7)　退職給付引当金の計上基準 　　　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　　過去勤務債務： 　　　その発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により損益処理 　　数理計算上の差異： 　　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7)　退職給付引当金の計上基準 　　　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　　過去勤務債務： 　　　その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 　　数理計算上の差異： 　　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
	(8)　日本国際博覧会出展引当金の計上基準 　　　「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。 　　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	――――	――――

	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
	(9) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,074百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 　　国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,118百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 同左 ②　証券取引責任準備金 同左	(8) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,122百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 同左
	(10) 外貨建資産・負債の換算基準 　　連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 　　また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 同左	(9) 外貨建資産・負債の換算基準 　　連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 　　また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	(11) リース取引の処理方法 　　当社及び国内連結子会社の 　リース物件の所有権が借主に 　移転すると認められるもの以 　外のファイナンス・リース取 　引については、通常の賃貸借 　取引に準じた会計処理によっ 　ております。	(10) リース取引の処理方法 同左	(10) リース取引の処理方法 同左
	(12) リース取引等に関する収益 　　及び費用の計上基準 　①　リース取引のリース料収 　　入の計上方法 　　　主に、リース期間に基づ 　　くリース契約上の収受すべ 　　き月当たりのリース料を基 　　準として、その経過期間に 　　対応するリース料を計上し 　　ております。 　②　割賦販売取引の売上高及 　　び売上原価の計上方法 　　　主に、割賦契約による支 　　払期日を基準として当該経 　　過期間に対応する割賦売上 　　高及び割賦原価を計上して 　　おります。	(11) リース取引等に関する収益 　　及び費用の計上基準 　①　リース取引のリース料収 　　入の計上方法 同左 　②　割賦販売取引の売上高及 　　び売上原価の計上方法 同左	(11) リース取引等に関する収益 　　及び費用の計上基準 　①　リース取引のリース料収 　　入の計上方法 同左 　②　割賦販売取引の売上高及 　　び売上原価の計上方法 同左

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。 ・為替変動リスク・ヘッジ 　連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行わ	(12) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。 ・為替変動リスク・ヘッジ 同左	(12) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。 ・為替変動リスク・ヘッジ 同左

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	れる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。		
	・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益	・連結会社間取引等 同左	・連結会社間取引等 同左

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。		
	(14) 消費税等の会計処理 　当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(13) 消費税等の会計処理 同左	(13) 消費税等の会計処理 同左
	(15) 税効果会計に関する事項 　中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(14) 税効果会計に関する事項 　中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	————
5　のれんの償却に関する事項	————	SMBCフレンド証券株式会社に係るのれんは20年間の均等償却、三井住友銀リース株式会社に係るのれんは5年間の均等償却、その他ののれんは発生年度に全額償却しております。	————
6　（中間）連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当中間連結会計期間から適用しております。これにより税金等調整前中間純利益は9,997百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。	———	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当連結会計年度から適用しております。これにより税金等調整前当期純利益は11,523百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。
———	貸借対照表の純資産の部の表示に関する会計基準 　「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号　平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号　平成17年12月9日）が当中間連結会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1)　「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 　　なお、当中間連結会計期間末における従来の「資本の部」の合計に相当する金額は3,648,921百万円であります。 (2)　負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3)　純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	———
———	投資事業組合に関する実務対応報告 　「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号　平成18年9月8日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。	———

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
———	ストック・オプション等に関する会計基準 　「ストック・オプション等に関する会計基準」（企業会計基準第8号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年5月31日）を当中間連結会計期間から適用しております。この変更による中間連結貸借対照表等に与える影響は軽微であります。	———
———	企業結合に係る会計基準等 　「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号　平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。	———
———	金融商品に関する会計基準 　「金融商品に係る会計基準」（企業会計審議会　平成11年1月22日）が平成18年8月11日付で一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円「社債」は2,400百万円、それぞれ減少しております。 　なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号　平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	———

表示方法の変更

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）
————	「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号　平成18年4月28日）により改正され、平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。 （中間連結貸借対照表関係） (1)　「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。 (2)　「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。 (3)　資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」に含めて表示しております。 （中間連結損益計算書関係） 　連結調整勘定償却は、従来、「経常費用」中「その他経常費用」で処理しておりましたが、当中間連結会計期間からは無形固定資産償却として「経常費用」中「営業経費」に含めております。 （中間連結キャッシュ・フロー計算書関係） (1)　「連結調整勘定償却額」は「のれん償却額」に含めて表示しております。 (2)　「動産不動産等減価償却費」は、中間連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益（△）」は、「固定資産処分損益（△）」等として表示しております。 　また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。 (3)　営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、中間連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。
————	（中間連結キャッシュ・フロー計算書関係） 　前中間連結会計期間における財務活動によるキャッシュ・フローの「自己株式の売却による収入」（当中間連結会計期間42百万円）は、当中間連結会計期間より「自己株式の処分による収入」に含めて表示しております。

注記事項

(中間連結貸借対照表関係)

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
※1　有価証券には、非連結子会社及び関連会社の株式425,992百万円及び出資金1,475百万円を含んでおります。	※1　有価証券には、非連結子会社及び関連会社の株式489,178百万円及び出資金948百万円を含んでおります。	※1　有価証券には、非連結子会社及び関連会社の株式494,538百万円及び出資金4,121百万円を含んでおります。
※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に9,921百万円含まれております。 　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,002,583百万円、当中間連結会計期間末に当該処分をせずに所有しているものは217,437百万円であります。	※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。 　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。	※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。 　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。
※3　貸出金のうち、破綻先債権額は89,680百万円、延滞債権額は1,084,678百万円であります。 　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3　貸出金のうち、破綻先債権額は64,857百万円、延滞債権額は638,385百万円であります。 　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3　貸出金のうち、破綻先債権額は59,332百万円、延滞債権額は714,366百万円であります。 　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
※4　貸出金のうち、3カ月以上延滞債権額は53,845百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は36,865百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は24,571百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5　貸出金のうち、貸出条件緩和債権額は560,295百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は407,927百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は444,889百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,788,499百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,148,036百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,243,160百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。
※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は863,193百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は2,918百万円であります。

前中間連結会計期間 （平成17年9月30日現在）	当中間連結会計期間 （平成18年9月30日現在）	前連結会計年度 （平成18年3月31日現在）
※8 担保に供している資産は次の とおりであります。 担保に供している資産 現金預け金　　　　85,183百万円 特定取引資産　　　326,547百万円 有価証券　　　8,202,692百万円 貸出金　　　　1,707,149百万円 その他資産 （延払資産等）　　　1,206百万円 担保資産に対応する債務 預金　　　　　　13,599百万円 コールマネー 及び売渡手形　5,279,499百万円 売現先勘定　　　498,622百万円 債券貸借取引 受入担保金　　3,443,828百万円 特定取引負債　　190,640百万円 借用金　　　　　14,675百万円 その他負債　　　20,808百万円 支払承諾　　　　151,927百万円 　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,919百万円、特定取引資産495,451百万円及び有価証券4,107,162百万円を差し入れております。 　また、動産不動産のうち保証金権利金は98,602百万円、その他資産のうち先物取引差入証拠金は8,099百万円であります。	※8 担保に供している資産は次の とおりであります。 担保に供している資産 現金預け金　　　103,547百万円 特定取引資産　　　53,278百万円 有価証券　　　5,842,395百万円 貸出金　　　　　557,311百万円 その他資産 （延払資産等）　　　1,936百万円 担保資産に対応する債務 預金　　　　　　16,352百万円 コールマネー 及び売渡手形　1,340,000百万円 売現先勘定　　　791,883百万円 債券貸借取引 受入担保金　　3,003,162百万円 特定取引負債　　139,666百万円 借用金　　　　　930,197百万円 その他負債　　　26,247百万円 支払承諾　　　　167,064百万円 　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。 　また、その他資産のうち保証金は87,964百万円、先物取引差入証拠金は4,737百万円であります。	※8 担保に供している資産は次の とおりであります。 担保に供している資産 現金預け金　　　　79,117百万円 特定取引資産　　　114,551百万円 有価証券　　　9,229,645百万円 貸出金　　　　1,552,435百万円 その他資産 （延払資産等）　　　1,131百万円 担保資産に対応する債務 預金　　　　　　19,111百万円 コールマネー 及び売渡手形　6,996,598百万円 売現先勘定　　　383,597百万円 債券貸借取引 受入担保金　　2,543,261百万円 特定取引負債　　196,137百万円 借用金　　　　　27,019百万円 その他負債　　　36,317百万円 支払承諾　　　　157,658百万円 　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。 　また、動産不動産のうち保証金権利金は97,162百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。
※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,859,678百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,042,642百万円あります。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、39,240,098百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,373,534百万円あります。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,176,896百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,754,665百万円あります。

前中間連結会計期間 （平成17年9月30日現在）	当中間連結会計期間 （平成18年9月30日現在）	前連結会計年度 （平成18年3月31日現在）
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は465,676百万円、繰延ヘッジ利益の総額は351,915百万円であります。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は610,517百万円、繰延ヘッジ利益の総額は436,183百万円であります。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
再評価を行った年月日 　連結子会社である三井住友銀行 　　平成10年3月31日及び平成14年3月31日 　その他の一部の連結子会社 　　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 　連結子会社である三井住友銀行 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　その他の一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 　連結子会社である三井住友銀行 　　平成10年3月31日及び平成14年3月31日 　その他の一部の連結子会社 　　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 　連結子会社である三井住友銀行 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　その他の一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 　連結子会社である三井住友銀行 　　平成10年3月31日及び平成14年3月31日 　その他の一部の連結子会社 　　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 　連結子会社である三井住友銀行 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　その他の一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 　同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。
※12　動産不動産の減価償却累計額は537,597百万円、リース資産の減価償却累計額は1,553,475百万円であります。 ※13　動産不動産の圧縮記帳額 　　　　　　　66,094百万円 (当中間連結会計期間圧縮記帳額 　　　　　　　―百万円) ※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金685,500百万円が含まれております。 ※15　社債には、劣後特約付社債2,125,016百万円が含まれております。	※12　有形固定資産の減価償却累計額は561,404百万円、リース資産の減価償却累計額は1,583,375百万円であります。 ※13　有形固定資産の圧縮記帳額 　　　　　　　64,987百万円 (当中間連結会計期間圧縮記帳額 　　　　　　　―百万円) ※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。 ※15　社債には、劣後特約付社債2,138,556百万円が含まれております。	※12　動産不動産の減価償却累計額は546,672百万円、リース資産の減価償却累計額は1,564,686百万円であります。 ※13　動産不動産の圧縮記帳額 　　　　　　　65,269百万円 (当連結会計年度圧縮記帳額 　　　　　　　―百万円) ※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。 ※15　社債には、劣後特約付社債2,132,066百万円が含まれております。

(中間連結損益計算書関係)

前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
※1　その他経常収益には、株式等売却益46,383百万円を含んでおります。	※1　その他経常収益には、株式等売却益17,987百万円を含んでおります。	※1　その他経常収益には、株式等売却益93,433百万円及び持分法による投資利益31,887百万円を含んでおります。 ※2　営業経費には、研究開発費133百万円を含んでおります。
※3　その他経常費用には、貸倒引当金繰入額104,118百万円、貸出金償却42,681百万円及び延滞債権等を売却したことによる損失29,725百万円を含んでおります。	※3　その他経常費用には、貸出金償却57,626百万円、株式等償却7,051百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失32,344百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額163,549百万円、貸出金償却69,355百万円、株式等償却32,345百万円及び延滞債権等を売却したことによる損失100,666百万円を含んでおります。
※4　特別利益には、子会社株式の売却及び当該子会社の増資に伴う持分変動による利益57,509百万円並びに店舗の統廃合等に伴う動産不動産処分益3,514百万円を含んでおります。	※4　特別利益には、退職給付信託返還益36,330百万円、貸倒引当金戻入益6,470百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。	※4　特別利益には、動産不動産処分益5,794百万円、子会社株式の売却及び子会社の増資に伴う持分変動利益60,574百万円及び償却債権取立益31,584百万円を含んでおります。
※5　特別損失には、減損損失10,580百万円及び店舗の統廃合等に伴う動産不動産処分損3,239百万円を含んでおります。	※5　特別損失には、固定資産処分損2,037百万円及び減損損失2,006百万円を含んでおります。	※5　特別損失には、動産不動産処分損5,242百万円及び減損損失12,303百万円を含んでおります。
※6　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※6　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※6　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

前中間連結会計期間

地域	主な用途	種類	減損損失額 （百万円）
首都圏	遊休資産 41物件	土地、建物等	4,388
近畿圏	営業用店舗 12ヵ店	土地、建物等	3,985
	遊休資産 23物件		1,966
その他	遊休資産 13物件	土地、建物等	240

当中間連結会計期間

地域	主な用途	種類	減損損失額 （百万円）
首都圏	遊休資産 27物件	土地、建物等	873
近畿圏	営業用店舗 13ヵ店	土地、建物等	349
	遊休資産 18物件		410
その他	遊休資産 12物件	土地、建物等	373

前連結会計年度

地域	主な用途	種類	減損損失額 （百万円）
首都圏	遊休資産 47物件	土地、建物等	5,277
近畿圏	営業用店舗 15ヵ店	土地、建物等	4,668
	遊休資産 29物件		2,022
その他	遊休資産 15物件	土地、建物等	334

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。 　当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。 　当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。 　当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（中間連結株主資本等変動計算書関係）

I　当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

　　1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計 年度末株式数 （株）	当中間連結会計 期間増加株式数 （株）	当中間連結会計 期間減少株式数 （株）	当中間連結会計 期間末株式数 （株）	摘要
発行済株式					
普通株式	7,424,172.77	309,481	―	7,733,653.77	（注）1
第一種優先株式	35,000	―	35,000	―	（注）2
第二種優先株式	100,000	―	100,000	―	（注）3
第三種優先株式	695,000	―	500,000	195,000	（注）4
第1回第四種優先株式	4,175	―	―	4,175	
第2回第四種優先株式	4,175	―	―	4,175	
第3回第四種優先株式	4,175	―	―	4,175	
第4回第四種優先株式	4,175	―	―	4,175	
第5回第四種優先株式	4,175	―	―	4,175	
第6回第四種優先株式	4,175	―	―	4,175	
第7回第四種優先株式	4,175	―	―	4,175	
第8回第四種優先株式	4,175	―	―	4,175	
第9回第四種優先株式	4,175	―	―	4,175	
第10回第四種優先株式	4,175	―	―	4,175	
第11回第四種優先株式	4,175	―	―	4,175	
第12回第四種優先株式	4,175	―	―	4,175	
第1回第六種優先株式	70,001	―	―	70,001	
合計	8,374,273.77	309,481	635,000	8,048,754.77	
自己株式					
普通株式	6,307.15	109,907.81	77.62	116,137.34	（注）5
第一種優先株式	―	35,000	35,000	―	（注）2
第二種優先株式	―	100,000	100,000	―	（注）3
第三種優先株式	―	500,000	500,000	―	（注）4
合計	6,307.15	744,907.81	635,077.62	116,137.34	

（注）　1　普通株式の発行済株式総数の増加309,481株は、第三種優先株式に係る取得請求権の行使による増加60,466株、SMBCフレンド証券株式会社の完全子会社化に係る株式交換による普通株式の増加249,015株であります。

　　　　2　第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年5月17日に、自己株式の消却を実施したことによるものであります。

　　　　3　第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年5月17日及び同年9月6日に、自己株式の消却を実施したことによるものであります。

　　　　4　第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また、第三種優先株式の発行済株式総数の減少500,000株及び自己株式の減少500,000株は、平成18年9月29日に、自己株式の消却を実施したことによるものであります。

　　　　5　普通株式の自己株式の増加109,907.81株は、端株の買取りによる増加702.81株、SMBCフレンド証券株式会社の完全子会社化に係る株式交換により連結子会社及び持分法適用関連会社が保有している三井住友フィナンシャルグループ株式109,205株であります。また、普通株式の自己株式の減少77.62株は、端株の売渡し及びストック・オプションの権利行使によるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当中間連結会計期間末残高（百万円）	摘要
			前連結会計年度末	当中間連結会計期間		当中間連結会計期間末		
				増加	減少			
当社	ストック・オプションとしての新株予約権	―	―	―	―	―	―	
連結子会社	―	―					4	
合計							4	

3 配当に関する事項

決議	株式の種類	配当金の総額（百万円）	1株当たりの金額（円）	基準日	効力発生日
平成18年6月29日定時株主総会	普通株式	22,253	3,000	平成18年3月31日	平成18年6月29日
	第一種優先株式	367	10,500	平成18年3月31日	平成18年6月29日
	第二種優先株式	2,850	28,500	平成18年3月31日	平成18年6月29日
	第三種優先株式	9,521	13,700	平成18年3月31日	平成18年6月29日
	第1回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第2回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第3回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第4回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第5回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第6回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第7回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第8回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第9回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第10回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第11回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第12回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第1回第六種優先株式	6,195	88,500	平成18年3月31日	平成18年6月29日

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 　　　（金額単位　百万円） 平成17年9月30日現在 現金預け金勘定　　5,076,696 有利息預け金　　△2,037,189 現金及び 現金同等物　　　　3,039,507	※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 　　　（金額単位　百万円） 平成18年9月30日現在 現金預け金勘定　　4,010,986 有利息預け金　　△1,532,202 現金及び 現金同等物　　　　2,478,784 ※2　重要な非資金取引の内容 　　　SMBCフレンド証券株式会社を完全子会社とする株式交換を行い、当社普通株式を交付したことから、資本剰余金が221,365百万円増加しております。	※1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 　　　（金額単位　百万円） 平成18年3月31日現在 現金預け金勘定　　7,107,469 有利息預け金　　△1,947,647 現金及び 現金同等物　　　　5,159,822

（リース取引関係）

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1)　借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 　取得価額相当額 　　動産　　　　　4,974百万円 　　その他　　　　312百万円 　　合計　　　　5,287百万円 　減価償却累計額相当額 　　動産　　　　2,462百万円 　　その他　　　165百万円 　　合計　　　2,627百万円 　中間連結会計期間末残高相当額 　　動産　　　　2,512百万円 　　その他　　　146百万円 　　合計　　　2,659百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　936百万円 　1年超　　　1,812百万円 　合計　　　　2,749百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　587百万円 　減価償却費 　相当額　　　　526百万円 　支払利息 　相当額　　　　　59百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1)　借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 　取得価額相当額 　　動産　　　　10,528百万円 　　その他　　　278百万円 　　合計　　　10,806百万円 　減価償却累計額相当額 　　動産　　　　3,775百万円 　　その他　　　172百万円 　　合計　　　3,948百万円 　中間連結会計期間末残高相当額 　　動産　　　　6,752百万円 　　その他　　　105百万円 　　合計　　　6,858百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　2,679百万円 　1年超　　　4,292百万円 　合計　　　　6,971百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　1,256百万円 　減価償却費 　相当額　　　1,166百万円 　支払利息 　相当額　　　　106百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1)　借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 　取得価額相当額 　　動産　　　　7,464百万円 　　その他　　　313百万円 　　合計　　　7,778百万円 　減価償却累計額相当額 　　動産　　　　3,146百万円 　　その他　　　193百万円 　　合計　　　3,339百万円 　年度末残高相当額 　　動産　　　　4,317百万円 　　その他　　　120百万円 　　合計　　　4,438百万円 ・未経過リース料年度末残高相当額 　1年内　　　1,653百万円 　1年超　　　2,888百万円 　合計　　　　4,542百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　1,509百万円 　減価償却費 　相当額　　　1,383百万円 　支払利息 　相当額　　　　141百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 　動産　　1,861,808百万円 　その他　　649,657百万円 　合計　　2,511,465百万円 減価償却累計額 　動産　　1,176,193百万円 　その他　　365,318百万円 　合計　　1,541,512百万円 中間連結会計期間末残高 　動産　　　685,614百万円 　その他　　284,338百万円 　合計　　　969,953百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　308,553百万円 　1年超　　673,573百万円 　合計　　982,126百万円	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 　動産　　1,825,326百万円 　その他　　679,721百万円 　合計　　2,505,048百万円 減価償却累計額 　動産　　1,186,645百万円 　その他　　378,023百万円 　合計　　1,564,668百万円 中間連結会計期間末残高 　動産　　　638,681百万円 　その他　　301,698百万円 　合計　　　940,379百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　305,531百万円 　1年超　　649,941百万円 　合計　　955,472百万円 　このうち転貸リースに係る貸手側の未経過リース料中間連結会計期間末残高相当額は4,577百万円（うち1年以内1,785百万円）であります。なお借手側の未経過リース料中間連結会計期間末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料中間連結会計期間末残高相当額に含まれております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 　動産　　1,834,771百万円 　その他　　670,443百万円 　合計　　2,505,215百万円 減価償却累計額 　動産　　1,173,611百万円 　その他　　376,694百万円 　合計　　1,550,306百万円 年度末残高 　動産　　　661,159百万円 　その他　　293,749百万円 　合計　　　954,908百万円 ・未経過リース料年度末残高相当額 　1年内　　304,065百万円 　1年超　　667,086百万円 　合計　　971,151百万円 　このうち転貸リースに係る貸手側の未経過リース料年度末残高相当額は1,963百万円（うち1年以内707百万円）であります。なお借手側の未経過リース料年度末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料年度末残高相当額に含まれております。
・受取リース料、減価償却費及び受取利息相当額 　受取リース料 207,237百万円 　減価償却費　 162,262百万円 　受取利息 　相当額　　　 30,002百万円 ・利息相当額の算定方法 　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	・受取リース料、減価償却費及び受取利息相当額 　受取リース料 202,388百万円 　減価償却費　 162,851百万円 　受取利息 　相当額　　　 27,193百万円 ・利息相当額の算定方法 　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	・受取リース料、減価償却費及び受取利息相当額 　受取リース料 412,926百万円 　減価償却費　 327,776百万円 　受取利息 　相当額　　　 58,255百万円 ・利息相当額の算定方法 　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。
2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 　1年内　　17,752百万円 　1年超　　74,436百万円 　合計　　92,188百万円 (2) 貸手側 ・未経過リース料 　1年内　　　9,259百万円 　1年超　　21,100百万円 　合計　　30,359百万円 　なお、上記1、2に記載した貸手側の未経過リース料のうち67,727百万円を借用金等の担保に提供しております。	2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 　1年内　　19,046百万円 　1年超　　83,714百万円 　合計　　102,760百万円 (2) 貸手側 ・未経過リース料 　1年内　　14,873百万円 　1年超　　38,086百万円 　合計　　52,960百万円 　なお、上記1、2に記載した貸手側の未経過リース料のうち51,157百万円を借用金等の担保に提供しております。	2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 　1年内　　18,089百万円 　1年超　　87,061百万円 　合計　　105,150百万円 (2) 貸手側 ・未経過リース料 　1年内　　11,703百万円 　1年超　　28,648百万円 　合計　　40,352百万円 　なお、上記1、2に記載した貸手側の未経過リース料のうち56,572百万円を借用金等の担保に提供しております。

（有価証券関係）

※1　中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2　「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

I　前中間連結会計期間

1　売買目的有価証券（平成17年9月30日現在）

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,589,914	△1,296

2　満期保有目的の債券で時価のあるもの（平成17年9月30日現在）

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	―	1,148
社債	69,747	68,907	△840	―	840
その他	27,678	28,120	441	441	―
合計	815,806	808,394	△7,411	1,390	8,802

（注）1　時価は、前中間連結会計期間末日における市場価格等に基づいております。
　　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの（平成17年9月30日現在）

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,904,528	2,897,259	992,730	1,031,519	38,788
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,184,018	19,081,672	897,653	1,070,345	172,691

（注）　1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。

　　　　2　中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

　　　　3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

　　　　4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。前中間連結会計期間におけるこの減損処理額は212百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
要注意先　　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
正常先　　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

5　当該中間連結会計期間中に売却したその他有価証券（自　平成17年4月1日　至　平成17年9月30日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	24,077,266	88,639	13,991

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額（平成17年9月30日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	2,531
その他	5,271
その他有価証券	
非上場株式（店頭売買株式を除く）	417,028
非上場債券	2,264,800
非上場外国証券	425,527
その他	267,941

7 保有目的を変更した有価証券

　該当ありません。

8 その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成17年9月30日現在)

	1年以内 (百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超 (百万円)
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	453,001	2,087,818	565,488	802,079
合計	2,791,480	9,445,469	3,183,649	3,858,132

Ⅱ　当中間連結会計期間

1　満期保有目的の債券で時価のあるもの(平成18年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,928	375,829	△4,099
その他	9,917	10,139	222
合計	1,236,826	1,220,630	△16,195

(注)　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　その他有価証券で時価のあるもの(平成18年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)
株式	1,970,424	3,569,347	1,598,922
債券	9,328,374	9,152,122	△176,252
国債	7,874,690	7,719,254	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,904	4,141,168	△34,736
合計	15,474,703	16,862,637	1,387,933

(注)　1　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　2　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は1,247百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　　破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
　　　　　要注意先　　　　　　　　　　　　　　時価が取得原価に比べて30%以上下落
　　　　　正常先　　　　　　　　　　　　　　　時価が取得原価に比べて50%以上下落
　　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額(平成18年9月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	26
その他	8,267
その他有価証券	
非上場株式(店頭売買株式を除く)	421,099
非上場債券	2,729,834
非上場外国証券	475,506
その他	409,421

III　前連結会計年度

I　売買目的有価証券(平成18年3月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額 (百万円)
売買目的有価証券	1,088,599	△648

2　満期保有目的の債券で時価のあるもの(平成18年3月31日現在)

	連結貸借対照表 計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	—	3,365
社債	379,614	371,560	△8,053	—	8,053
その他	19,619	19,893	274	274	—
合計	1,246,330	1,215,549	△30,781	580	31,361

(注)　1　時価は、前連結会計年度末日における市場価格等に基づいております。
　　　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成18年3月31日現在)

	取得原価(百万円)	連結貸借対照表 計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,903,193	3,605,884	1,702,690	1,722,129	19,438
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,781,252	20,154,589	1,373,337	1,771,170	397,833

(注)　1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。
　　　　2　連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　　3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　　4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は97百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　　　破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
　　　　　　要注意先　　　　　　　　　　　　　　時価が取得原価に比べて30%以上下落
　　　　　　正常先　　　　　　　　　　　　　　　時価が取得原価に比べて50%以上下落
　　　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該連結会計年度中に売却した満期保有目的の債券

　　該当ありません。

5　当該連結会計年度中に売却したその他有価証券（自　平成17年4月1日　至　平成18年3月31日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	33,089,259	138,964	78,609

6　時価のない有価証券の主な内容及び連結貸借対照表計上額（平成18年3月31日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	269
その他	3,758
その他有価証券	
非上場株式（店頭売買株式を除く）	402,747
非上場債券	2,518,691
非上場外国証券	457,953
その他	309,303

7　保有目的を変更した有価証券

　　該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成18年3月31日現在）

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券	5,841,530	4,784,630	2,468,673	3,037,217
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,763	2,471,547	906,156	110,713
その他	870,175	1,564,473	682,146	848,570
合計	6,711,706	6,349,103	3,150,820	3,885,788

（金銭の信託関係）

I　前中間連結会計期間

　1　運用目的の金銭の信託

　　該当ありません。

　2　満期保有目的の金銭の信託

　　該当ありません。

　3　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成17年９月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	602	811	209	209	―

（注）　1　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

II　当中間連結会計期間

　1　満期保有目的の金銭の信託

　　該当ありません。

　2　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成18年９月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

（注）　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

Ⅲ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)（平成18年３月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	2,703	2,912	209	209	―

(注)　1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）
I　前中間連結会計期間
　○その他有価証券評価差額金（平成17年9月30日現在）
　　中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	898,836
その他有価証券	898,626
その他の金銭の信託	209
（△）繰延税金負債	364,380
その他有価証券評価差額金（持分相当額調整前）	534,455
（△）少数株主持分相当額	10,029
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	8,645
その他有価証券評価差額金	533,070

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

II　当中間連結会計期間
　○その他有価証券評価差額金（平成18年9月30日現在）
　　中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	1,388,146
その他有価証券	1,387,928
その他の金銭の信託	217
（△）繰延税金負債	563,620
その他有価証券評価差額金（持分相当額調整前）	824,525
（△）少数株主持分相当額	7,123
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,811
その他有価証券評価差額金	823,213

（注）　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅲ　前連結会計年度

○その他有価証券評価差額金（平成18年3月31日現在）

　　　連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	1,376,785
その他有価証券	1,376,576
その他の金銭の信託	209
（△）繰延税金負債	559,501
その他有価証券評価差額金（持分相当額調整前）	817,283
（△）少数株主持分相当額	8,343
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	10,986
その他有価証券評価差額金	819,927

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。

　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

(デリバティブ取引関係)

I　前中間連結会計期間

(1)　金利関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	116,138,624	△6,184	△6,184
	金利オプション	1,082,176	20	20
店頭	金利先渡契約	6,215,118	111	111
	金利スワップ	411,106,356	151,231	151,231
	金利スワップション	5,201,157	17,173	17,173
	キャップ	24,906,956	△4,840	△4,840
	フロアー	726,587	650	650
	その他	930,361	5,305	5,305
	合計	―	163,467	163,467

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△243百万円(損失)であります。

(2)　通貨関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	19,821,747	158,980	110,433
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	45,519,103	△64,545	△64,545
	通貨オプション	5,989,932	△20,629	△20,629
	その他	―	―	―
	合計	―	87,214	38,668

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△347百万円(損失)であります。

(3) 株式関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	148,101	23	23
	株式指数オプション	1,370	2	2
店頭	有価証券店頭オプション	37,365	152	152
	有価証券店頭指数等スワップ	—	—	—
	合計	—	178	178

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,141,471	△4,279	△4,279
	債券先物オプション	51,012	40	40
店頭	債券先渡契約	269,191	1,393	1,393
	債券店頭オプション	1,131,734	3,265	3,265
	合計	—	420	420

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	10,240	△117	△117
	合計	—	12,664	12,664

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	192,332	871	871
	その他	1,944	△4	△4
	合計	—	866	866

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　当中間連結会計期間

(1)　金利関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,354,032	95,199	95,199
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
	合計	―	117,634	117,634

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△183百万円(損失)であります。

(2)　通貨関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,049,596	90,413	45,307
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,858,917	△54,204	△54,204
	通貨オプション	7,624,342	△61,336	△61,336
	合計	―	△16,745	△61,851

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円(利益)であります。

(3) 株式関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	90,675	△20	△20
店頭	有価証券店頭オプション	183,359	0	0
	合計	―	△20	△20

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,861,839	△542	△542
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
	合計	―	1,137	1,137

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,822	5,768	5,768
	合計	―	95,963	95,963

(注)　1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　　2　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
	合計	―	1,117	1,117

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成17年4月1日　至　平成18年3月31日)
　1　取引の状況に関する事項
　　(1)　取引の内容
　　　　当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

　　(2)　取引の利用目的、取組方針
　　　　当社グループでは、お客さまのヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
　　　　金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
　　　　株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
　　　　小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
　　　　異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
　　　　連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

　　(3)　取引に係るリスクの内容
　　　　デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
　　　　特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

　　当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

　　市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

　　主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

　　信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

　　また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

　　なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	33	14	23	31
バンキング	733	330	507	652

(注)　株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

② 信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成18年3月31日現在) (億円)
金利スワップ	42,080
通貨スワップ	12,904
先物外国為替	10,604
金利オプション(買)	696
通貨オプション(買)	1,708
その他の金融派生商品	2,259
一括清算ネッティング契約 による信用リスク削減効果	△39,854
合計	30,397

(注)　1　上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
　　　2　一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

（1）金利関連取引（平成18年3月31日現在）

区分	種類	契約額等（百万円）	契約額等のうち1年超のもの（百万円）	時価（百万円）	評価損益（百万円）
取引所	金利先物				
	売建	49,280,626	2,201,562	60,069	60,069
	買建	50,392,316	2,231,955	△64,209	△64,209
	金利オプション				
	売建	176,220	—	△178	△178
	買建	2,702,918	2,526,698	691	691
店頭	金利先渡契約				
	売建	801,161	—	1	1
	買建	7,893,630	216,820	△98	△98
	金利スワップ	419,010,536	332,474,995	125,464	125,464
	受取固定・支払変動	199,965,277	160,275,395	△1,679,647	△1,679,647
	受取変動・支払固定	199,621,924	157,996,133	1,789,530	1,789,530
	受取変動・支払変動	19,271,520	14,070,934	20,004	20,004
	金利スワップション				
	売建	2,088,827	1,524,826	△45,860	△45,860
	買建	2,237,396	1,836,727	82,932	82,932
	キャップ				
	売建	13,530,699	9,447,218	△28,931	△28,931
	買建	7,730,947	5,314,256	16,252	16,252
	フロアー				
	売建	413,170	205,858	△1,460	△1,460
	買建	211,275	124,754	1,661	1,661
	その他				
	売建	717,241	554,895	△5,505	△5,505
	買建	2,034,707	1,470,629	15,554	15,554
合計		—	—	156,383	156,383

（注）1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

　　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△589百万円（損失）であります。

　　　2　時価の算定

　　　　　取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引 (平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,199,152	12,978,710	75,779	64,049
	通貨スワップション				
	売建	1,021,039	1,009,291	△2,495	△2,502
	買建	1,237,505	1,215,027	12,292	12,299
	為替予約	46,902,149	3,882,673	△139,351	△139,351
	通貨オプション				
	売建	3,516,658	1,672,181	△126,859	△126,859
	買建	3,297,890	1,501,779	71,540	71,540
	合計	－	－	△109,094	△120,824

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△276百万円(損失)であります。
　　　2　時価の算定
　　　　割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	20,967	―	△1,037	△1,037
	買建	23,459	―	1,103	1,103
店頭	有価証券店頭オプション				
	売建	19,051	19,051	238	238
	買建	21,672	21,672	△219	△219
	合計	―	―	84	84

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2　時価の算定
　　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	565,847	―	3,517	3,517
	買建	627,879	―	△5,063	△5,063
	債券先物オプション				
	売建	4,699	―	△88	△88
	買建	42,880	2,937	122	122
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	17,038	9,517	1,614	1,614
	債券店頭オプション				
	売建	162,044	13,044	△540	△540
	買建	349,000	―	1,525	1,525
合計		―	―	1,088	1,088

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ 　固定価格受取・ 　変動価格支払	211,239	180,091	△136,629	△136,629
	変動価格受取・ 　固定価格支払	202,635	168,747	153,389	153,389
	商品オプション				
	売建	9,924	7,454	△8,056	△8,056
	買建	8,921	7,135	7,875	7,875
	合計	—	—	16,578	16,578

(注)　1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2　時価の算定
　　　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　　3　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	301,923	298,381	118	118
	買建	306,790	298,748	1,359	1,359
	その他				
	売建	754	—	△23	△23
	買建	140	—	7	7
	合計	—	—	1,462	1,462

(注)　1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2　時価の算定
　　　　　割引現在価値やオプション価格計算モデルにより算定しております。
　　　3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（ストック・オプション等関係）

1　当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

　　1　ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

　　　営業経費　　　4百万円

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成17年4月1日　至　平成17年9月30日）

	銀行業 （百万円）	リース業 （百万円）	その他 事業 （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益						
(1) 外部顧客に対する 経常収益	1,183,343	367,078	207,456	1,757,879	—	1,757,879
(2) セグメント間の内部 経常収益	20,798	9,443	97,699	127,940	(127,940)	—
計	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
経常費用	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
経常利益	380,033	21,436	76,579	478,049	(14,281)	463,768

(注)　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
えて、それぞれ経常収益及び経常利益を記載しております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　　　　　　　システム開発・情報処理業

当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

	銀行業 （百万円）	リース業 （百万円）	その他 事業 （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益						
(1) 外部顧客に対する 経常収益	1,227,836	390,901	207,013	1,825,751	—	1,825,751
(2) セグメント間の内部 経常収益	22,937	9,729	101,444	134,111	(134,111)	—
計	1,250,773	400,631	308,458	1,959,863	(134,111)	1,825,751
経常費用	933,478	379,804	273,075	1,586,359	(117,744)	1,468,614
経常利益	317,295	20,826	35,382	373,504	(16,367)	357,136

(注)　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
えて、それぞれ経常収益及び経常利益を記載しております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　　　　　　　システム開発・情報処理業

前連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

	銀行業 （百万円）	リース業 （百万円）	その他事業 （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益						
(1) 外部顧客に対する 　　経常収益	2,485,470	755,137	464,529	3,705,136	―	3,705,136
(2) セグメント間の内部 　　経常収益	44,864	18,503	204,294	267,661	(267,661)	―
計	2,530,334	773,640	668,823	3,972,798	(267,661)	3,705,136
経常費用	1,764,055	728,363	487,692	2,980,111	(238,529)	2,741,582
経常利益	766,278	45,277	181,130	992,686	(29,131)	963,554

（注）　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
　　　　　えて、それぞれ経常収益及び経常利益を記載しております。
　　　　2　各事業の主な内容
　　　　　(1)　銀行業…………銀行業
　　　　　(2)　リース業………リース業
　　　　　(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　システム開発・情報処理業

【所在地別セグメント情報】

前中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	日本 （百万円）	米州 （百万円）	欧州 （百万円）	アジア・ オセアニア （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益							
(1) 外部顧客に対する 経常収益	1,579,894	77,007	46,224	54,752	1,757,879	—	1,757,879
(2) セグメント間の内部 経常収益	29,904	20,784	1,724	16,207	68,621	(68,621)	—
計	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
経常費用	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
経常利益	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

(注)　1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

当中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	日本 （百万円）	米州 （百万円）	欧州 （百万円）	アジア・ オセアニア （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益							
(1) 外部顧客に対する 経常収益	1,532,565	119,112	81,932	92,141	1,825,751	—	1,825,751
(2) セグメント間の内部 経常収益	45,146	21,838	2,909	27,607	97,501	(97,501)	—
計	1,577,711	140,951	84,841	119,748	1,923,253	(97,501)	1,825,751
経常費用	1,290,105	101,982	68,373	95,788	1,556,249	(87,634)	1,468,614
経常利益	287,606	38,968	16,468	23,960	367,003	(9,867)	357,136

(注)　1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する 　　経常収益	3,256,730	176,443	125,351	146,611	3,705,136	―	3,705,136
(2) セグメント間の内部 　　経常収益	70,044	41,114	2,836	36,345	150,341	(150,341)	―
計	3,326,774	217,558	128,188	182,956	3,855,478	(150,341)	3,705,136
経常費用	2,482,510	152,350	103,720	136,967	2,875,548	(133,966)	2,741,582
経常利益	844,264	65,208	24,468	45,988	979,929	(16,375)	963,554

(注)　1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して
　　　　　国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常
　　　　　利益を記載しております。

　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和
　　　　　国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が
　　　　　属しております。

【海外経常収益】

前中間連結会計期間（自　平成17年4月1日　至　平成17年9月30日）

	金額（百万円）
I　海外経常収益	177,984
II　連結経常収益	1,757,879
III　海外経常収益の連結経常収益に占める割合(%)	10.1

（注）　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

	金額（百万円）
I　海外経常収益	293,186
II　連結経常収益	1,825,751
III　海外経常収益の連結経常収益に占める割合(%)	16.1

（注）　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

	金額（百万円）
I　海外経常収益	448,406
II　連結経常収益	3,705,136
III　海外経常収益の連結経常収益に占める割合(%)	12.1

（注）　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（企業結合等関係）

当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

（共通支配下の取引等関係）

1．結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要

(1) 結合当事企業の名称及びその事業の内容

SMBCフレンド証券株式会社（事業の内容：証券業）

(2) 企業結合の法的形式

株式交換

(3) 結合後企業の名称

株式会社三井住友フィナンシャルグループ

(4) 取引の目的を含む取引の概要

わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

2．実施した会計処理の概要

「企業結合に係る会計基準　三　企業結合に係る会計基準　4　共通支配下の取引等の会計処理(2) 少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。

3．子会社株式の追加取得に関する事項

(1) 取得原価及びその内訳

当社普通株式	221,365百万円
取得に直接要した支出額	160百万円
取得原価	221,525百万円

(2) 株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額

① 株式の種類及び交換比率

普通株式　　当社　1株：SMBCフレンド証券株式会社　0.0008株

② 交換比率の算定方法

当社はゴールドマン・サックス証券会社を、SMBCフレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。

③ 交付株式数及びその評価額

249,015株　　221,525百万円

(3) 発生したのれんの金額、発生原因、償却方法及び償却期間

① のれんの金額

99,995百万円

② 発生原因

追加取得したSMBCフレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。

③ 償却方法及び償却期間

20年間で均等償却

（１株当たり情報）

		前中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり純資産額	円	261,250.37	394,556.25	400,168.89
１株当たり中間（当期）純利益	円	57,635.50	32,782.19	94,733.62
潜在株式調整後１株当たり 中間（当期）純利益	円	44,223.65	27,514.41	75,642.93

（注）　1　「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成14年９月
25日）が平成18年１月31日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されること
になったことに伴い、当中間連結会計期間から同適用指針を適用し、１株当たり純資産額は「繰延ヘッ
ジ損益」を含めて算出しております。これにより、従来の方法に比べ１株当たり純資産額は11,562円77銭
減少しております。
　　　　2　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、次の
とおりであります。

		前中間連結会計期間 (自平成17年４月１日 至平成17年９月30日)	当中間連結会計期間 (自平成18年４月１日 至平成18年９月30日)	前連結会計年度 (自平成17年４月１日 至平成18年３月31日)
１株当たり中間（当期）純利益				
中間（当期）純利益	百万円	392,327	243,660	686,841
普通株主に帰属しない 金額	百万円	—	—	25,697
（うち優先配当額）	百万円	—	—	25,697
普通株式に係る 中間（当期）純利益	百万円	392,327	243,660	661,143
普通株式の（中間）期中 平均株式数	千株	6,807	7,432	6,978
潜在株式調整後１株当たり 中間（当期）純利益				
中間（当期）純利益調整額	百万円	△2	△8	19,483
（うち優先配当額）	百万円	—	—	19,502
（うち連結子会社及び 持分法適用関連会社 発行の新株予約権）	百万円	△2	△8	△18
普通株式増加数	千株	2,064	1,422	2,018
（うち優先株式）	千株	2,064	1,422	2,018
（うち新株予約権）	千株	0	0	0
希薄化効果を有しないため、潜在 株式調整後１株当たり中間（当期） 純利益の算定に含めなかった潜在 株式の概要		—	—	—

3　1株当たり純資産額の算定上の基礎は、次のとおりであります。

		前中間連結会計期間末 （平成17年9月30日）	当中間連結会計期間末 （平成18年9月30日）	前連結会計年度末 （平成18年3月31日）
純資産の部の合計額	百万円	―	4,622,792	―
純資産の部の合計額から控除する金額	百万円	―	1,617,254	―
（うち優先株式）	百万円	―	555,303	―
（うち新株予約権）	百万円	―	4	―
（うち少数株主持分）	百万円	―	1,061,946	―
普通株式に係る中間期末の純資産額	百万円	―	3,005,538	―
1株当たり純資産額の算定に用いられた中間期末の普通株式の数	千株	―	7,617	―

(重要な後発事象)

前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
———	1　当社は、平成18年10月5日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第3号及び第156条第1項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。 第三種優先株式 (1)　取得・消却株式の総数 　　　　　　　195,000株 (2)　取得価額の総額 　　　222,241,500,000円 2　当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。 (1)　自己の株式の取得枠設定等に関する取締役会の決議内容 　①　平成18年6月29日付定時株主総会決議等に基づく自己の株式の取得 　（イ）取得する株式の種類 　　　　　　当社普通株式 　（ロ）取得する株式の数 　　　　60,466株（上限） 　（ハ）株式を取得するのと引換えに交付する金銭の総額 　　79,639,200,000円（上限） 　（ニ）取得期間 　　　　平成18年10月16日から 　　　　平成18年12月29日まで 　②　当社定款第8条の規定に基づく自己の株式の取得枠 　（イ）取得する株式の種類 　　　　　　当社普通株式 　（ロ）取得する株式の数 　　　　　6,700株（上限） 　（ハ）株式を取得するのと引換えに交付する金銭の総額 　　10,000,000,000円（上限） 　（ニ）取得期間 　　　　平成18年10月16日から 　　　　平成18年12月29日まで	1　株式会社三井住友銀行は、平成18年4月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第1項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。 2　当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年4月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年9月1日を株式交換の日とする株式交換契約を締結いたしました。 3　当社は、平成18年5月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年5月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、資本剰余金より減額しております。 (1)　第一種優先株式 　①　取得・消却株式の総数 　　　　　　　35,000株 　②　取得価額の総額 　　　141,960,000,000円 (2)　第二種優先株式 　①　取得・消却株式の総数 　　　　　　　33,000株 　②　取得価額の総額 　　　133,956,900,000円

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	(2)　自己の株式の取得 ①　取得した株式の種類 　　　　　当社普通株式 ②　取得した株式の数 　　　　　60,466株 ③　取得価額（総額） 　　　　　1,270,000円 　　（総額76,791,820,000円） ④　取得方法 　　東京証券取引所のToSTNeT-2 　　（終値取引）による買付け 　なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年9月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。 3　当社、三井住友銀リース株式会社及び三井住友銀オートリース株式会社は、平成18年10月13日に住友商事株式会社、住商リース株式会社及び住商オートリース株式会社との間でリース事業及びオートリース事業の戦略的共同事業化について基本合意いたしました。この基本合意に基づき、平成19年10月1日を目処に、三井住友銀リース株式会社と住商リース株式会社は合併する予定であり、合併新会社は当社の連結子会社（当社の議決権の所有割合55%）となる見込みであります。なお、本合併は「企業結合に係る会計基準」上の取得に該当し、本合併に伴って当社は連結財務諸表上、のれんを認識する予定でありますが、その金額は現時点では未定であります。また、三井住友銀オートリース株式会社と住商オートリース株式会社につきましても、平成19年10月1日を目処に合併する予定であります。	

前中間連結会計期間 （自 平成17年4月1日 至 平成17年9月30日）	当中間連結会計期間 （自 平成18年4月1日 至 平成18年9月30日）	前連結会計年度 （自 平成17年4月1日 至 平成18年3月31日）
————	4　当社は、平成18年12月4日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100％出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次のとおりであります。	————

当中間連結会計期間の表：

発行体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
	英国領ケイマン諸島に新たに設立する、当社が議決権を100％保有する海外特別目的子会社	
証券の種類	米ドル建配当非累積的永久優先出資証券	英ポンド建配当非累積的永久優先出資証券
	当社普通株式への交換権は付与されません	
発行総額	未定	未定
資金使途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である株式会社三井住友銀行への永久劣後特約付貸付金として全額使用する予定	
優先順位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位	
発行形態	米国市場における適格機関投資家向け私募及びユーロ市場における募集	
上場	シンガポール証券取引所（予定）	

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前事業年度 要約貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(資産の部)							
流動資産							
現金及び預金		54,252		18,458		561,862	
その他		10,923		63,436		17,509	
流動資産合計		65,176	1.8	81,894	2.1	579,372	13.9
固定資産							
有形固定資産	※1	2		9		1	
無形固定資産		34		26		28	
投資その他の資産		3,587,489		3,847,671		3,586,627	
関係会社株式		3,586,045		3,847,651		3,586,045	
その他		1,443		20		582	
固定資産合計		3,587,526	98.2	3,847,707	97.9	3,586,657	86.1
繰延資産		452	0.0	150	0.0	301	0.0
資産合計		3,653,155	100.0	3,929,752	100.0	4,166,332	100.0

区分	注記番号	前中間会計期間 (平成17年9月30日現在)		当中間会計期間 (平成18年9月30日現在)		前事業年度 要約貸借対照表 (平成18年3月31日現在)	
		金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
（負債の部）							
流動負債							
短期借入金		340,000		620,000		230,000	
賞与引当金		61		76		70	
その他		407		57,463		835	
流動負債合計		340,469	9.3	677,539	17.2	230,905	5.5
負債合計		340,469	9.3	677,539	17.2	230,905	5.5
（資本の部）							
資本金		1,352,651	37.0	—	—	1,420,877	34.1
資本剰余金							
資本準備金		1,352,764		—		1,420,989	
その他資本剰余金		499,532		—		684,406	
資本剰余金合計		1,852,296	50.7	—	—	2,105,396	50.6
利益剰余金							
任意積立金		30,420		—		30,420	
中間(当期)未処分利益		348,152		—		383,126	
利益剰余金合計		378,572	10.4	—	—	413,546	9.9
自己株式		△270,834	△7.4	—	—	△4,393	△0.1
資本合計		3,312,686	90.7	—	—	3,935,426	94.5
負債・資本合計		3,653,155	100.0	—	—	4,166,332	100.0

区分	注記番号	前中間会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前事業年度 要約貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(純資産の部)							
株主資本							
資本金		―	―	1,420,877	36.2	―	―
資本剰余金							
資本準備金		―		642,355		―	
その他資本剰余金		―		510,385		―	
資本剰余金合計		―	―	1,152,740	29.3	―	―
利益剰余金							
その他利益剰余金							
別途積立金		―		30,420		―	
繰越利益剰余金		―		653,398		―	
利益剰余金合計		―	―	683,818	17.4	―	―
自己株式		―	―	△5,223	△0.1	―	―
株主資本合計		―	―	3,252,213	82.8	―	―
純資産合計		―	―	3,252,213	82.8	―	―
負債・純資産合計		―	―	3,929,752	100.0	―	―

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)		百分比(%)	当中間会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)		百分比(%)	前事業年度 要約損益計算書 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)		百分比(%)
営業収益										
関係会社受取配当金		12,039			317,486			46,432		
関係会社受入手数料		4,155			3,854			9,038		
関係会社貸付金利息		11	16,206	100.0	—	321,340	100.0	11	55,482	100.0
営業費用										
販売費及び一般管理費	※1	1,737	1,737	10.7	1,567	1,567	0.5	3,196	3,196	5.8
営業利益			14,468	89.3		319,772	99.5		52,285	94.2
営業外収益	※2		66	0.4		219	0.1		138	0.3
営業外費用	※3		2,111	13.0		880	0.3		4,159	7.5
経常利益			12,424	76.7		319,112	99.3		48,264	87.0
特別利益	※4		27,579	170.2		—	—		27,579	49.7
税引前中間(当期)純利益			40,004	246.9		319,112	99.3		75,844	136.7
法人税、住民税及び事業税		1			345			3		
法人税等調整額		1,567	1,569	9.7	542	888	0.3	2,431	2,435	4.4
中間(当期)純利益			38,435	237.2		318,223	99.0		73,408	132.3
前期繰越利益			309,717			—			309,717	
中間(当期)未処分利益			348,152			—			383,126	

③ 【中間株主資本等変動計算書】

当中間会計期間（自　平成18年4月1日　至　平成18年9月30日）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高（百万円）	1,420,877	1,420,989	684,406	2,105,396
中間会計期間中の変動額				
資本準備金の取崩		△1,000,000	1,000,000	―
株式交換による増加		221,365		221,365
剰余金の配当				
中間純利益				
自己株式の取得				
自己株式の処分			15	15
自己株式の消却			△1,174,036	△1,174,036
中間会計期間中の変動額合計（百万円）	―	△778,634	△174,021	△952,655
平成18年9月30日残高（百万円）	1,420,877	642,355	510,385	1,152,740

	株主資本					純資産合計
	利益剰余金			自己株式	株主資本合計	
	その他利益剰余金		利益剰余金合計			
	別途積立金	繰越利益剰余金				
平成18年3月31日残高（百万円）	30,420	383,126	413,546	△4,393	3,935,426	3,935,426
中間会計期間中の変動額						
資本準備金の取崩					―	―
株式交換による増加					221,365	221,365
剰余金の配当		△47,951	△47,951		△47,951	△47,951
中間純利益		318,223	318,223		318,223	318,223
自己株式の取得				△1,174,922	△1,174,922	△1,174,922
自己株式の処分				56	71	71
自己株式の消却				1,174,036	―	―
中間会計期間中の変動額合計（百万円）	―	270,272	270,272	△830	△683,213	△683,213
平成18年9月30日残高（百万円）	30,420	653,398	683,818	△5,223	3,252,213	3,252,213

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
1　有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 　　移動平均法による原価法により行っております。 (2) その他有価証券 　　時価のないものについては、移動平均法による原価法により行っております。	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左
2　固定資産の減価償却の方法	(1) 有形固定資産 　　定率法(ただし、建物については定額法)を採用しております。 (2) 無形固定資産 　　自社利用のソフトウェアについては、社内における利用可能期間(5年)に基づく定額法により償却しております。	(1) 有形固定資産 同左 (2) 無形固定資産 同左	(1) 有形固定資産 同左 (2) 無形固定資産 同左
3　引当金の計上基準	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	同左	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
4　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
5　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。	────────	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当事業年度から適用しております。この変更による当事業年度の損益に与える影響はありません。
────────	貸借対照表の純資産の部の表示に関する会計基準 　「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号　平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号　平成17年12月9日）が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1)　「資本の部」は「純資産の部」としております。 　　なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,252,213百万円であります。 (2)　「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「別途積立金」及び「繰越利益剰余金」として表示しております。	────────
────────	ストック・オプション等に関する会計基準 　「ストック・オプション等に関する会計基準」（企業会計基準第8号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年5月31日）を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。	────────

前中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
────	企業結合に係る会計基準等 　「企業結合に係る会計基準」 （「企業結合に係る会計基準の設定 に関する意見書」（企業会計審議会 平成15年10月31日））、「事業分離等 に関する会計基準」（企業会計基準 第7号　平成17年12月27日）及び 「企業結合会計基準及び事業分離等 会計基準に関する適用指針」（企業 会計基準適用指針第10号　平成17年 12月27日）を当中間会計期間から適 用しております。	────

追加情報

前中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
────────	────────	新株式発行及び自己株式の売出し 　平成18年1月31日付で1株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、1株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年2月28日付で1株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、新株発行費には本発行に係る引受手数料相当額は含まれておりません。なお、1株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本準備金に組み入れております。 　さらに、平成18年1月31日付で1株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、支払手数料には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額をその他資本剰余金に計上しております。

注記事項

（中間貸借対照表関係）

前中間会計期間 （平成17年9月30日現在）	当中間会計期間 （平成18年9月30日現在）	前事業年度 （平成18年3月31日現在）
※1　有形固定資産の減価償却累計 　　　額　　　　　　　1百万円 　2　偶発債務 　　　株式会社三井住友銀行デュ 　　ッセルドルフ支店の対顧預 　　金払い戻しに関し、ドイツ 　　銀行協会預金保険基金に対 　　して46,753百万円の保証を 　　行っております。	※1　有形固定資産の減価償却累計 　　　額　　　　　　　2百万円 　2　偶発債務 　　　株式会社三井住友銀行デュ 　　ッセルドルフ支店の対顧預 　　金払い戻しに関し、ドイツ 　　銀行協会預金保険基金に対 　　して95,475百万円の保証を 　　行っております。	※1　有形固定資産の減価償却累計 　　　額　　　　　　　1百万円 　2　偶発債務 　　　株式会社三井住友銀行デュ 　　ッセルドルフ支店の対顧預 　　金払い戻しに関し、ドイツ 　　銀行協会預金保険基金に対 　　して48,545百万円の保証を 　　行っております。

（中間損益計算書関係）

前中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
※1　減価償却実施額 　　　有形固定資産　　　0百万円 　　　無形固定資産　　　6百万円 ※3　営業外費用のうち主要なもの 　　　支払手数料　　1,038百万円 　　　支払利息　　　　811百万円 　　　創立費償却　　　150百万円 ※4　特別利益のうち主要なもの 　　　関係会社株式売却益 　　　　　　　　　27,579百万円	※1　減価償却実施額 　　　有形固定資産　　　0百万円 　　　無形固定資産　　　6百万円 ※2　営業外収益のうち主要なもの 　　　受取利息　　　　208百万円 ※3　営業外費用のうち主要なもの 　　　支払利息　　　　550百万円 　　　支払手数料　　　179百万円 　　　創立費償却　　　150百万円	※1　減価償却実施額 　　　有形固定資産　　　0百万円 　　　無形固定資産　　　13百万円 ※3　営業外費用のうち主要なもの 　　　支払手数料　　1,519百万円 　　　支払利息　　　1,490百万円 　　　新株発行費　　　739百万円 　　　創立費償却　　　301百万円 ※4　特別利益のうち主要なもの 　　　関係会社株式売却益 　　　　　　　　　27,579百万円

（中間株主資本等変動計算書関係）

当中間会計期間（自　平成18年4月1日　至　平成18年9月30日）

1　自己株式の種類及び株式数に関する事項

	前事業年度末 株式数（株）	当中間会計期間 増加株式数（株）	当中間会計期間 減少株式数（株）	当中間会計期間末 株式数（株）	摘　　要
自己株式					
普通株式	6,307.15	702.81	77.62	6,932.34	（注）1，2
第一種優先株式	―	35,000	35,000	―	（注）3
第二種優先株式	―	100,000	100,000	―	（注）4
第三種優先株式	―	500,000	500,000	―	（注）5
合　　計	6,307.15	635,702.81	635,077.62	6,932.34	

（注）　1　普通株式の自己株式の増加702.81株は、端株の買取りによるものであります。

　　　　2　普通株式の自己株式の減少77.62株は、端株の売渡し及びストックオプションの権利行使によるものであります。

　　　　3　第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第一種優先株式の自己株式の減少35,000株は、平成18年5月17日に、自己株式の消却を実施したことによるものであります。

　　　　4　第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。また第二種優先株式の自己株式の減少100,000株は、平成18年5月17日及び同年9月6日に、自己株式の消却を実施したことによるものであります。

　　　　5　第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得450,000株及び第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。また第三種優先株式の自己株式の減少500,000株は、平成18年9月29日に、自己株式の消却を実施したことによるものであります。

（リース取引関係）

前中間会計期間（自　平成17年4月1日　至　平成17年9月30日）

記載対象の取引はありません。

当中間会計期間（自　平成18年4月1日　至　平成18年9月30日）

記載対象の取引はありません。

前事業年度（自　平成17年4月1日　至　平成18年3月31日）

記載対象の取引はありません。

（有価証券関係）

前中間会計期間（平成17年9月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

当中間会計期間（平成18年9月30日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度（平成18年3月31日現在）

子会社株式及び関連会社株式で時価のあるものはありません。

（企業結合等関係）

当中間会計期間（自　平成18年4月1日　至　平成18年9月30日）

（共通支配下の取引等関係）

「第5　経理の状況　1　中間連結財務諸表等　(1)　中間連結財務諸表　（企業結合等関係）」に記載しております。

(重要な後発事象)

前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
———	1　当社は、平成18年10月5日開催の取締役会において、株式会社整理回収機構が保有しております第三種優先株式に関し、次のとおり自己の株式の取得及び消却を決議し、平成18年10月11日に実施いたしました。なお、本優先株式の取得は、会社法第155条第3号及び第156条第1項の規定に基づく自己の株式の取得枠の範囲内で行うものであります。 　　第三種優先株式 　　(1)取得・消却株式の総数 　　　　　　　　　195,000株 　　(2)取得価額の総額 　　　　　　222,241,500,000円 2　当社は、平成18年10月13日開催の取締役会において、自己の株式の取得枠設定等を決議し、当該決議に基づき平成18年10月17日に自己の株式の取得を実施しております。 　　(1)自己の株式の取得枠設定等に関する取締役会の決議内容 　　　①平成18年6月29日付定時株主総会決議等に基づく自己の株式の取得 　　　　(イ)取得する株式の種類 　　　　　　　　当社普通株式 　　　　(ロ)取得する株式の数 　　　　　　　60,466株（上限） 　　　　(ハ)株式を取得するのと引換えに交付する金銭の総額 　　　　79,639,200,000円（上限） 　　　　(ニ)取得期間 　　　　　　平成18年10月16日から 　　　　　　平成18年12月29日まで	1　当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年4月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年9月1日を株式交換の日とする株式交換契約を締結いたしました。 2　当社は、平成18年5月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年5月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、その他資本剰余金より減額しております。 　　(1)第一種優先株式 　　　①取得・消却株式の総数 　　　　　　　　　35,000株 　　　②取得価額の総額 　　　　　　141,960,000,000円 　　(2)第二種優先株式 　　　①取得・消却株式の総数 　　　　　　　　　33,000株 　　　②取得価額の総額 　　　　　　133,956,900,000円

前中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
────────	②当社定款第8条の規定に基づく自己の株式の取得枠 （イ）取得する株式の種類 　　　　　　当社普通株式 （ロ）取得する株式の数 　　　　6,700株（上限） （ハ）株式を取得するのと引換えに交付する金銭の総額 10,000,000,000円（上限） （ニ）取得期間 　　　平成18年10月16日から 　　　平成18年12月29日まで (2)自己の株式の取得 　①取得した株式の種類 　　　　　　当社普通株式 　②取得した株式の数 　　　　　　60,466株 　③取得価額（総額） 　　　　　1,270,000円 　（総額76,791,820,000円） 　④取得方法 　　　東京証券取引所のToSTNeT-2 　　　（終値取引）による買付け なお、株式会社整理回収機構が当社普通株式60,466株（同機構が保有していた当社発行の第三種優先株式50,000株（取得請求総額50,000百万円）の平成18年9月29日付取得請求権行使により、当社が同機構宛に交付した当社普通株式の全部）を、平成18年10月17日に76,791,820,000円にて売却したことが、預金保険機構から公表されております。	

(2) 【その他】

　　中間配当(会社法第454条第5項の規定による剰余金の配当)

　　平成18年11月22日開催の取締役会において、第5期の中間配当を行わないこととする旨決議しました。

第6 【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書の
訂正報告書　　　　　　　　　　　　　　　　　平成18年4月28日
　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。
　　平成18年3月30日提出の臨時報告書に係る訂正報告書であります。

(2) 臨時報告書　　　　　　　　　　　　　　　　　平成18年4月28日
　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。
　　企業内容等の開示に関する内閣府令第19条第2項2号(新株式発行)に基づく臨時報告書
　　であります。

(3) 有価証券報告書　　　事業年度　　自　平成17年4月1日　　平成18年6月30日
　　及びその添付書類　　(第4期)　　至　平成18年3月31日　　関東財務局長に提出。

(4) 臨時報告書　　　　　　　　　　　　　　　　　平成18年10月13日
　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。
　　企業内容等の開示に関する内閣府令第19条第2項第15号の2(子会社の合併)に基づく臨
　　時報告書であります。

(5) 臨時報告書の
訂正報告書　　　　　　　　　　　　　　　　　平成18年10月26日
　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。
　　平成18年4月28日提出上記(2)の臨時報告書に係る訂正報告書であります。

(6) 自己株券買付
状況報告書　　　　　　　　　　　　　　　　　平成18年4月14日
　　　　　　　　　　　　　　　　　　　　　　　平成18年5月15日
　　　　　　　　　　　　　　　　　　　　　　　平成18年6月15日
　　　　　　　　　　　　　　　　　　　　　　　平成18年7月14日
　　　　　　　　　　　　　　　　　　　　　　　平成18年7月14日
　　　　　　　　　　　　　　　　　　　　　　　平成18年8月15日
　　　　　　　　　　　　　　　　　　　　　　　平成18年9月15日
　　　　　　　　　　　　　　　　　　　　　　　平成18年10月13日
　　　　　　　　　　　　　　　　　　　　及び平成18年11月15日
　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成17年12月5日

株式会社三井住友フィナンシャルグループ

　　取締役会　御中

　　　　　　　　　　　　　　　　　あずさ監査法人

　　　　　　　　　　指定社員　　　公認会計士　　佐　藤　正　典　　㊞
　　　　　　　　　　業務執行社員

　　　　　　　　　　指定社員　　　公認会計士　　沼　野　廣　志　　㊞
　　　　　　　　　　業務執行社員

　　　　　　　　　　指定社員　　　公認会計士　　髙　波　博　之　　㊞
　　　　　　　　　　業務執行社員

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成17年4月1日から平成18年3月31日までの連結会計年度の中間連結会計期間（平成17年4月1日から平成17年9月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成17年9月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成17年4月1日から平成17年9月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　以　上

独立監査人の中間監査報告書

平成18年12月 5 日

株式会社三井住友フィナンシャルグループ

　取締役会　御中

あずさ監査法人

指定社員　　公認会計士　　佐　藤　正　典　　㊞
業務執行社員

指定社員　　公認会計士　　沼　野　廣　志　　㊞
業務執行社員

指定社員　　公認会計士　　山　田　裕　行　　㊞
業務執行社員

　当監査法人は、証券取引法第193条の 2 の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成18年 4 月 1 日から平成19年 3 月31日までの連結会計年度の中間連結会計期間（平成18年 4 月 1 日から平成18年 9 月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成18年 9 月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年 4 月 1 日から平成18年 9 月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

　重要な後発事象に記載されているとおり、
　①　会社は平成18年10月 5 日開催の取締役会における決議に基づき、平成18年10月11日に自己の株式の取得及び消却を実施した。
　②　会社は平成18年10月13日開催の取締役会における決議に基づき、平成18年10月17日に自己の株式の取得を実施した。
　③　会社は平成18年12月 4 日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議した。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成17年12月5日

株式会社三井住友フィナンシャルグループ

取締役会　御中

あずさ監査法人

指定社員
業務執行社員　　公認会計士　　佐　藤　正　典　㊞

指定社員
業務執行社員　　公認会計士　　沼　野　廣　志　㊞

指定社員
業務執行社員　　公認会計士　　髙　波　博　之　㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成17年4月1日から平成18年3月31日までの第4期事業年度の中間会計期間（平成17年4月1日から平成17年9月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成17年9月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年4月1日から平成17年9月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成18年12月 5 日

株式会社三井住友フィナンシャルグループ

  取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

　当監査法人は、証券取引法第193条の 2 の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成18年 4 月 1 日から平成19年 3 月31日までの第 5 期事業年度の中間会計期間（平成18年 4 月 1 日から平成18年 9 月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成18年 9 月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年 4 月 1 日から平成18年 9 月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

　重要な後発事象に記載されているとおり、

　①　会社は平成18年10月 5 日開催の取締役会における決議に基づき、平成18年10月11日に自己の株式の取得及び消却を実施した。

　②　会社は平成18年10月13日開催の取締役会における決議に基づき、平成18年10月17日に自己の株式の取得を実施した。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上



半 期 報 告 書

（第４期中）　自　平成18年４月１日

至　平成18年９月30日

株式会社 三井住友銀行

(501097)

第４期中（自平成18年４月１日　至平成18年９月30日）

半 期 報 告 書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友銀行

目　　　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成18年12月6日
【中間会計期間】	第4期中(自　平成18年4月1日　至　平成18年9月30日)
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　　　正之
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 最近3中間連結会計期間及び最近2連結会計年度に係る主要な経営指標等の推移

		平成16年度中間連結会計期間	平成17年度中間連結会計期間	平成18年度中間連結会計期間	平成16年度	平成17年度
		(自平成16年4月1日 至平成16年9月30日)	(自平成17年4月1日 至平成17年9月30日)	(自平成18年4月1日 至平成18年9月30日)	(自平成16年4月1日 至平成17年3月31日)	(自平成17年4月1日 至平成18年3月31日)
連結経常収益	百万円	1,352,597	1,305,043	1,352,539	2,691,357	2,750,274
うち連結信託報酬	百万円	729	4,284	1,407	2,609	8,626
連結経常利益 (△は連結経常損失)	百万円	81,471	422,928	318,765	△99,752	862,062
連結中間純利益	百万円	31,379	310,772	220,078	—	—
連結当期純利益 (△は連結当期純損失)	百万円	—	—	—	△278,995	563,584
連結純資産額	百万円	2,695,749	3,080,642	4,497,004	2,633,912	3,598,294
連結総資産額	百万円	98,632,829	99,841,434	100,049,543	97,478,308	104,418,597
1株当たり純資産額	円	28,901.73	32,069.28	54,445.50	23,977.62	41,444.83
1株当たり中間純利益	円	571.79	5,628.61	3,963.89	—	—
1株当たり当期純利益 (△は1株当たり当期純損失)	円	—	—	—	△5,300.46	9,864.54
潜在株式調整後 1株当たり中間純利益	円	544.38	5,479.30	3,897.22	—	—
潜在株式調整後 1株当たり当期純利益	円	—	—	—	—	9,827.19
連結自己資本比率 (国際統一基準)	%	11.03	11.19	10.86	10.60	10.77
営業活動による キャッシュ・フロー	百万円	△3,441,256	△1,064,967	△5,467,129	△3,878,709	2,552,078
投資活動による キャッシュ・フロー	百万円	3,074,137	1,003,095	3,092,619	2,966,457	△381,284
財務活動による キャッシュ・フロー	百万円	160,587	168,613	△311,083	309,860	54,358
現金及び現金同等物 の中間期末残高	百万円	3,323,180	3,034,762	2,459,896	—	—
現金及び現金同等物 の期末残高	百万円	—	—	—	2,926,227	5,155,217
従業員数 [外、平均臨時従業員数]	人	34,284 [12,916]	33,717 [12,862]	32,082 [13,149]	32,868 [12,954]	32,918 [12,923]
信託財産額	百万円	560,087	880,586	1,288,805	777,177	1,305,915

(注) 1 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

2 潜在株式調整後1株当たり当期純利益につきましては、平成16年度は連結当期純損失が計上されているため、記載しておりません。

3 平成18年度中間連結会計期間から、連結純資産額及び連結総資産額の算定に当たっては「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号)を適用しております。

4 平成18年度中間連結会計期間から、1株当たり純資産額は、「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が改正されたことに伴い、繰延ヘッジ損益を含めて算出しております。

5 連結自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき算出しております。なお、当行は国際統一基準を適用しております。

6 信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。なお、該当する信託業務を営む会社は提出会社1社であります。

(2) 当行の最近3中間会計期間及び最近2事業年度に係る主要な経営指標等の推移

回次		第2期中	第3期中	第4期中	第2期	第3期
決算年月		平成16年9月	平成17年9月	平成18年9月	平成17年3月	平成18年3月
経常収益	百万円	1,140,066	1,091,687	1,115,678	2,289,372	2,287,935
うち信託報酬	百万円	729	4,284	1,407	2,609	8,626
経常利益 (△は経常損失)	百万円	125,198	359,778	269,078	△71,680	720,933
中間純利益	百万円	118,554	298,766	183,646	―	―
当期純利益 (△は当期純損失)	百万円	―	―	―	△136,854	519,520
資本金	百万円	559,985	664,986	664,986	664,986	664,986
発行済株式総数	千株	普通株式 55,212 優先株式 830	普通株式 55,212 優先株式 900	普通株式 56,202 優先株式 900	普通株式 55,212 優先株式 900	普通株式 55,212 優先株式 900
純資産額	百万円	2,756,776	3,171,235	3,492,390	2,752,735	3,634,776
総資産額	百万円	92,742,940	93,293,761	93,149,162	91,129,776	97,443,428
預金残高	百万円	62,011,605	63,380,886	66,147,242	62,788,328	65,070,784
貸出金残高	百万円	50,723,607	50,949,158	53,902,477	50,067,586	51,857,559
有価証券残高	百万円	23,524,899	23,039,486	22,047,445	23,676,696	25,202,541
1株当たり配当額	円	―	―	―	普通株式 683 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第六種 優先株式 485	普通株式 5,714 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第六種 優先株式 88,500
単体自己資本比率 (国際統一基準)	%	11.35	12.00	11.48	11.32	11.35
従業員数	人	17,658	16,806	16,686	16,338	16,050
信託財産額	百万円	560,087	880,586	1,288,805	777,177	1,305,915
信託勘定貸出金残高	百万円	5,490	9,880	8,080	9,780	7,870
信託勘定有価証券残高	百万円	27,788	150,999	241,904	81,840	238,205

(注)　1　消費税及び地方消費税の会計処理は、税抜方式によっております。

2　第4期中より、純資産及び総資産額の算定に当たっては、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号)を適用しております。

3　単体自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

4　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。

2 【事業の内容】

当中間連結会計期間において、当行グループ（当行及び当行の関係会社）が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

（その他事業）

国内において証券業務を行うSMBCフレンド証券株式会社は、当行の親会社である株式会社三井住友フィナンシャルグループの完全子会社となりました。

3 【関係会社の状況】

当中間連結会計期間において、当行の関係会社に該当しないこととなった会社のうち主要なものは次のとおりであります。

住銀保証株式会社

SMBCフレンド証券株式会社

4 【従業員の状況】

(1) 連結会社における従業員数

（平成18年9月30日現在）

	銀行業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	21,465 [7,306]	10,617 [5,843]	32,082 [13,149]

（注） 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員14,946人を含んでおりません。

(2) 当行の従業員数

（平成18年9月30日現在）

従業員数(人)	16,686

（注） 1 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員307人を含んでおりません。

なお、取締役を兼務しない執行役員59人は従業員数に含めておりません。

2 当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は16,081人であります。労使間においては特記すべき事項はありません。

第2 【事業の状況】

1 【業績等の概要】

(1) 業績

① 経済金融環境

　当中間連結会計期間の経済環境を顧みますと、海外では、米国経済が減速しつつも拡大を続けたほか、欧州で緩やかな景気回復が持続し、アジアでも中国等で高い成長が続きました。わが国経済におきましても、内外需が共に堅調に推移し、景気は回復を続けました。

　金融資本市場におきましては、日本銀行は本年7月にゼロ金利政策を解除し、無担保コールレート(オーバーナイト物)の誘導目標を0.25％前後としました。一方、長期市場金利は、新発10年物国債の流通利回りが一時2％に達しましたが、追加利上げ観測の後退等を背景に、期末には1.6％台まで低下しました。株価は、欧米や新興国市場の株価下落等を背景に下落した後、持ち直したものの、前期末の水準を下回りました。

　一方、金融界におきましては、本年4月に新たな銀行代理店制度が開始されました。また、6月には金融商品取引法が成立し、幅広い金融商品について横断的な利用者保護の枠組みが整備されました。同じく、6月には政策金融改革の基本方針を定めた、いわゆる行革推進法が施行されたほか、7月には郵便貯金事業の民営化の詳細を規定した政省令が公布される等、公的金融の見直しに向けた動きが進展しました。

② 経営戦略

　当行グループが、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、
　　(イ)常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、
　　(ロ)高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、
　　(ハ)業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、
が重要であると考えます。

　このような認識に基づき、当行グループは、平成17年度からの4年間を対象とする中期経営計画におきまして、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開しております。
　第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。
　第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き進めてまいります。
　第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性・成長性を極大化してまいります。
　第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。
　第五に、企業価値の向上、CSR(企業の社会的責任)の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

③　営業の成果

　　当中間連結会計期間における業績は以下のとおりとなりました。

　　業容面では、預金は、前連結会計年度末対比１兆3,519億円増加して72兆2,161億円となり、譲渡性預金は、同7,642億円減少して２兆5,093億円となりました。

　　一方、貸出金は、同２兆3,200億円増加し、59兆7,608億円となりました。

　　総資産は、同４兆3,690億円減少し、100兆495億円となりました。

　　損益につきましては、当中間連結会計期間は、持続的成長を支える「強固な企業基盤の構築」に取り組むとともに、質の高い収益体質及び財務基盤の一段の強化に努めてまいりました。

　　経常収益は、株式売却益等の減少によるその他経常収益の減少等があったものの、貸出金増加に伴う貸出金利息の増加等による資金運用収益の増加を主因に、前中間連結会計期間対比3.6％増の１兆3,525億円となりました。経常費用は、与信関係費用が減少したこと等によりその他経常費用が減少する一方、預金利息の増加等による資金調達費用の増加を主因に、前中間連結会計期間対比17.2％増の１兆337億円となりました。

　　その結果、経常利益は3,187億円、特別損益等を勘案した中間純利益は2,200億円となりました。

　　当中間連結会計期間末の純資産額は４兆4,970億円となりました。そのうち株主資本は、中間純利益の計上、剰余金の配当等の結果、２兆7,172億円となりました。

　　事業の種類別では、銀行業、その他事業の内部取引消去前の経常収益シェアは、銀行業が86(前中間連結会計期間対比△０)％、その他事業が14(同＋０)％、となりました。

　　また、所在地別の内部取引消去前の経常収益シェアは、日本が76(前中間連結会計期間対比△８)％、米州が10(同＋３)％、欧州、アジア・オセアニアは、各々６(同＋２)％、８(同＋３)％となりました。

　　連結自己資本比率は、10.86％となりました。

(2)　キャッシュ・フロー

　　当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比４兆4,021億円減少して△５兆4,671億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同２兆895億円増加して＋３兆926億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同4,796億円減少して△3,110億円となりました。

　　その結果、当中間連結会計期間末の現金及び現金同等物の残高は前連結会計年度末対比２兆6,953億円減少して２兆4,598億円となりました。

(3) 国内・海外別業績
① 国内・海外別収支

　当中間連結会計期間の資金運用収支は前中間連結会計期間比61億円の増益となる5,502億円、信託報酬は同28億円の減益となる14億円、役務取引等収支は同11億円の減益となる2,239億円、特定取引収支は同393億円の増益となる516億円、その他業務収支は同1,829億円の減益となる△324億円となりました。

　国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比124億円の減益となる4,715億円、信託報酬は同28億円の減益となる14億円、役務取引等収支は同59億円の減益となる1,981億円、特定取引収支は同350億円の増益となる467億円、その他業務収支は同1,865億円の減益となる△364億円となりました。

　海外の資金運用収支は前中間連結会計期間比220億円の増益となる861億円、役務取引等収支は同43億円の増益となる259億円、特定取引収支は同43億円の増益となる48億円、その他業務収支は同35億円の増益となる39億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	484,059	64,092	△4,011	544,140
	当中間連結会計期間	471,575	86,128	△7,444	550,259
うち資金運用収益	前中間連結会計期間	616,258	154,401	△15,965	754,694
	当中間連結会計期間	653,903	260,926	△20,280	894,549
うち資金調達費用	前中間連結会計期間	132,199	90,309	△11,954	210,554
	当中間連結会計期間	182,327	174,798	△12,835	344,290
信託報酬	前中間連結会計期間	4,284	―	―	4,284
	当中間連結会計期間	1,407	―	―	1,407
役務取引等収支	前中間連結会計期間	204,178	21,544	△682	225,040
	当中間連結会計期間	198,190	25,924	△183	223,932
うち役務取引等収益	前中間連結会計期間	257,268	24,148	△855	280,560
	当中間連結会計期間	255,740	29,029	△324	284,445
うち役務取引等費用	前中間連結会計期間	53,089	2,603	△173	55,520
	当中間連結会計期間	57,549	3,105	△141	60,513
特定取引収支	前中間連結会計期間	11,742	516	―	12,259
	当中間連結会計期間	46,773	4,839	―	51,613
うち特定取引収益	前中間連結会計期間	11,742	4,053	△3,346	12,448
	当中間連結会計期間	57,247	15,023	△17,774	54,496
うち特定取引費用	前中間連結会計期間	―	3,536	△3,346	189
	当中間連結会計期間	10,473	10,184	△17,774	2,883
その他業務収支	前中間連結会計期間	150,084	415	△0	150,499
	当中間連結会計期間	△36,434	3,953	62	△32,418
うちその他業務収益	前中間連結会計期間	194,031	7,423	△65	201,389
	当中間連結会計期間	90,069	8,138	△23	98,184
うちその他業務費用	前中間連結会計期間	43,947	7,008	△65	50,890
	当中間連結会計期間	126,504	4,184	△85	130,603

(注) 1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
　　　2　「海外」とは、当行の海外店及び海外連結子会社であります。
　　　3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間0百万円、当中間連結会計期間1百万円)を資金調達費用から控除して表示しております。
　　　4　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用/調達の状況

　　当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比2兆8,172億円増加して87兆2,741億円、利回りは同0.26％増加して2.05％となりました。また、資金調達勘定の平均残高は同6,634億円増加して87兆7,119億円、利回りは同0.31％増加して0.79％となりました。

　　国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比1兆1,141億円増加して77兆3,892億円、利回りは同0.07％増加して1.69％となりました。また、資金調達勘定の平均残高は9,264億円減少して80兆2,970億円、利回りは同0.12％増加して0.45％となりました。

　　海外の資金運用勘定の平均残高は前中間連結会計期間比1兆7,036億円増加して10兆5,368億円、利回りは同1.45％増加して4.95％となりました。また、資金調達勘定の平均残高は同1兆5,905億円増加して8兆671億円、利回りは同1.54％増加して4.33％となりました。

　　ア　国内

種類	期別	平均残高 金額(百万円)	利息 金額(百万円)	利回り (％)
資金運用勘定	前中間連結会計期間	76,275,124	616,258	1.62
	当中間連結会計期間	77,389,276	653,903	1.69
うち貸出金	前中間連結会計期間	50,154,793	464,565	1.85
	当中間連結会計期間	51,681,922	465,418	1.80
うち有価証券	前中間連結会計期間	22,043,014	110,527	1.00
	当中間連結会計期間	20,796,307	137,093	1.32
うちコールローン及び買入手形	前中間連結会計期間	605,070	3,256	1.08
	当中間連結会計期間	883,704	8,165	1.85
うち買現先勘定	前中間連結会計期間	65,285	2	0.01
	当中間連結会計期間	42,697	19	0.09
うち債券貸借取引支払保証金	前中間連結会計期間	1,148,611	207	0.04
	当中間連結会計期間	1,437,162	1,615	0.22
うち預け金	前中間連結会計期間	1,227,659	11,926	1.94
	当中間連結会計期間	1,137,894	13,690	2.41
資金調達勘定	前中間連結会計期間	81,223,487	132,199	0.33
	当中間連結会計期間	80,297,039	182,327	0.45
うち預金	前中間連結会計期間	63,776,508	46,307	0.15
	当中間連結会計期間	65,346,827	76,232	0.23
うち譲渡性預金	前中間連結会計期間	3,483,731	430	0.02
	当中間連結会計期間	2,698,169	1,790	0.13
うちコールマネー及び売渡手形	前中間連結会計期間	4,813,255	748	0.03
	当中間連結会計期間	3,937,832	1,608	0.08
うち売現先勘定	前中間連結会計期間	200,598	3	0.00
	当中間連結会計期間	142,187	127	0.18
うち債券貸借取引受入担保金	前中間連結会計期間	3,219,715	23,207	1.44
	当中間連結会計期間	2,349,592	33,050	2.81
うちコマーシャル・ペーパー	前中間連結会計期間	576	0	0.12
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	1,514,729	21,256	2.81
	当中間連結会計期間	1,735,236	16,011	1.85
うち短期社債	前中間連結会計期間	3,497	1	0.11
	当中間連結会計期間	3,781	5	0.31
うち社債	前中間連結会計期間	3,697,981	29,486	1.59
	当中間連結会計期間	3,673,388	33,129	1.80

(注)　1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
　　　2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3　無利息預け金の平均残高(前中間連結会計期間2,009,787百万円、当中間連結会計期間1,413,875百万円)を資金運用勘定から控除して表示しております。
　　　4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円)及び利息(前中間連結会計期間0百万円、当中間連結会計期間1百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高 金額(百万円)	利息 金額(百万円)	利回り (%)
資金運用勘定	前中間連結会計期間	8,833,196	154,401	3.50
	当中間連結会計期間	10,536,815	260,926	4.95
うち貸出金	前中間連結会計期間	6,100,115	119,521	3.92
	当中間連結会計期間	7,236,264	181,394	5.01
うち有価証券	前中間連結会計期間	852,271	14,729	3.46
	当中間連結会計期間	1,085,709	28,609	5.27
うちコールローン及び買入手形	前中間連結会計期間	137,836	2,281	3.31
	当中間連結会計期間	177,086	4,827	5.45
うち買現先勘定	前中間連結会計期間	167,835	2,763	3.29
	当中間連結会計期間	160,353	3,732	4.65
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	1,156,040	16,220	2.81
	当中間連結会計期間	1,363,415	26,398	3.87
資金調達勘定	前中間連結会計期間	6,476,571	90,309	2.79
	当中間連結会計期間	8,067,107	174,798	4.33
うち預金	前中間連結会計期間	5,255,170	68,455	2.61
	当中間連結会計期間	6,244,001	125,375	4.02
うち譲渡性預金	前中間連結会計期間	208,146	3,240	3.11
	当中間連結会計期間	761,386	18,824	4.94
うちコールマネー及び売渡手形	前中間連結会計期間	128,007	1,650	2.58
	当中間連結会計期間	251,630	5,632	4.48
うち売現先勘定	前中間連結会計期間	162,156	2,431	3.00
	当中間連結会計期間	347,611	8,563	4.93
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	99,384	998	2.01
	当中間連結会計期間	84,867	722	1.70
うち短期社債	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち社債	前中間連結会計期間	613,716	11,639	3.79
	当中間連結会計期間	368,175	10,763	5.85

(注)　1　「海外」とは、当行の海外店及び海外連結子会社であります。
　　　2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3　無利息預け金の平均残高(前中間連結会計期間31,734百万円、当中間連結会計期間39,070百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高（百万円）			利息（百万円）			利回り（％）
		小計	相殺消去額（△）	合計	小計	相殺消去額（△）	合計	
資金運用勘定	前中間連結会計期間	85,108,321	△651,500	84,456,820	770,660	△15,965	754,694	1.79
	当中間連結会計期間	87,926,091	△651,978	87,274,112	914,829	△20,280	894,549	2.05
うち貸出金	前中間連結会計期間	56,254,908	△624,445	55,630,462	584,086	△11,468	572,617	2.06
	当中間連結会計期間	58,918,187	△554,880	58,363,306	646,813	△11,190	635,622	2.18
うち有価証券	前中間連結会計期間	22,895,285	―	22,895,285	125,257	△3,726	121,530	1.06
	当中間連結会計期間	21,882,017	―	21,882,017	165,702	△7,448	158,254	1.45
うちコールローン及び買入手形	前中間連結会計期間	742,907	―	742,907	5,538	―	5,538	1.49
	当中間連結会計期間	1,060,790	―	1,060,790	12,993	―	12,993	2.45
うち買現先勘定	前中間連結会計期間	233,121	―	233,121	2,765	―	2,765	2.37
	当中間連結会計期間	203,051	―	203,051	3,751	―	3,751	3.69
うち債券貸借取引支払保証金	前中間連結会計期間	1,148,611	―	1,148,611	207	―	207	0.04
	当中間連結会計期間	1,437,162	―	1,437,162	1,615	―	1,615	0.22
うち預け金	前中間連結会計期間	2,383,699	△24,976	2,358,723	28,146	△770	27,376	2.32
	当中間連結会計期間	2,501,309	△96,566	2,404,743	40,089	△1,641	38,448	3.20
資金調達勘定	前中間連結会計期間	87,700,058	△651,534	87,048,524	222,509	△11,954	210,554	0.48
	当中間連結会計期間	88,364,146	△652,150	87,711,996	357,126	△12,835	344,290	0.79
うち預金	前中間連結会計期間	69,031,678	△25,003	69,006,674	114,762	△479	114,283	0.33
	当中間連結会計期間	71,590,829	△96,590	71,494,239	201,608	△1,641	199,967	0.56
うち譲渡性預金	前中間連結会計期間	3,691,877	―	3,691,877	3,670	―	3,670	0.20
	当中間連結会計期間	3,459,555	―	3,459,555	20,615	―	20,615	1.19
うちコールマネー及び売渡手形	前中間連結会計期間	4,941,263	―	4,941,263	2,399	―	2,399	0.10
	当中間連結会計期間	4,189,463	―	4,189,463	7,240	―	7,240	0.35
うち売現先勘定	前中間連結会計期間	362,755	―	362,755	2,434	―	2,434	1.34
	当中間連結会計期間	489,799	―	489,799	8,691	―	8,691	3.55
うち債券貸借取引受入担保金	前中間連結会計期間	3,219,715	―	3,219,715	23,207	―	23,207	1.44
	当中間連結会計期間	2,349,592	―	2,349,592	33,050	―	33,050	2.81
うちコマーシャル・ペーパー	前中間連結会計期間	576	―	576	0	―	0	0.12
	当中間連結会計期間	―	―	―	―	―	―	―
うち借用金	前中間連結会計期間	1,614,114	△624,451	989,663	22,254	△11,475	10,779	2.18
	当中間連結会計期間	1,820,103	△555,029	1,265,074	16,734	△11,194	5,540	0.88
うち短期社債	前中間連結会計期間	3,497	―	3,497	1	―	1	0.11
	当中間連結会計期間	3,781	―	3,781	5	―	5	0.31
うち社債	前中間連結会計期間	4,311,698	―	4,311,698	41,125	―	41,125	1.91
	当中間連結会計期間	4,041,564	―	4,041,564	43,893	―	43,893	2.17

(注)　1　「国内」、「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

　　　2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

　　　3　無利息預け金の平均残高（前中間連結会計期間2,041,494百万円、当中間連結会計期間1,452,922百万円）を資金運用勘定から控除して表示しております。

　　　4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前中間連結会計期間2,364百万円、当中間連結会計期間2,607百万円）及び利息（前中間連結会計期間0百万円、当中間連結会計期間1百万円）を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

　　当中間連結会計期間の役務取引等収益は前中間会計期間比38億円増加して2,844億円、一方役務取引等費用は同49億円増加して605億円となったことから、役務取引等収支は同11億円の減益となる2,239億円となりました。

　　国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比15億円減少して2,557億円、一方役務取引等費用は同44億円増加して575億円となったことから、役務取引等収支は同59億円の減益となる1,981億円となりました。

　　海外の役務取引等収益は前中間連結会計期間比48億円増加して290億円、一方役務取引等費用は同5億円増加して31億円となったことから、役務取引等収支は同43億円の増益となる259億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	257,268	24,148	△855	280,560
	当中間連結会計期間	255,740	29,029	△324	284,445
うち預金・貸出業務	前中間連結会計期間	11,978	14,818	△640	26,157
	当中間連結会計期間	12,181	19,383	―	31,565
うち為替業務	前中間連結会計期間	61,325	4,055	△0	65,380
	当中間連結会計期間	61,991	4,502	△0	66,493
うち証券関連業務	前中間連結会計期間	26,052	0	―	26,052
	当中間連結会計期間	24,188	0	―	24,188
うち代理業務	前中間連結会計期間	9,627	―	―	9,627
	当中間連結会計期間	8,527	―	―	8,527
うち保護預り・貸金庫業務	前中間連結会計期間	3,903	1	―	3,905
	当中間連結会計期間	3,904	2	―	3,906
うち保証業務	前中間連結会計期間	19,943	2,048	△214	21,777
	当中間連結会計期間	21,013	2,072	△206	22,880
うちクレジットカード関連業務	前中間連結会計期間	3,591	―	―	3,591
	当中間連結会計期間	3,421	―	―	3,421
役務取引等費用	前中間連結会計期間	53,089	2,603	△173	55,520
	当中間連結会計期間	57,549	3,105	△141	60,513
うち為替業務	前中間連結会計期間	11,956	884	△5	12,835
	当中間連結会計期間	12,291	1,004	△74	13,221

（注）　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
　　　　2　「海外」とは当行の海外店及び海外連結子会社であります。
　　　　3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④ 国内・海外別特定取引の状況

ア 特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比420億円増加して544億円、一方特定取引費用は同26億円増加して28億円となったことから、特定取引収支は同393億円の増益となる516億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比455億円増加して572億円、一方特定取引費用は同104億円増加して104億円となったことから、特定取引収支は同350億円の増益となる467億円となりました。

海外の特定取引収益は前中間連結会計期間比109億円増加して150億円、一方特定取引費用は同66億円増加して101億円となったことから、特定取引収支は同43億円の増益となる48億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	11,742	4,053	△3,346	12,448
	当中間連結会計期間	57,247	15,023	△17,774	54,496
うち商品有価証券収益	前中間連結会計期間	4,335	0	―	4,335
	当中間連結会計期間	5,837	951	―	6,788
うち特定取引有価証券収益	前中間連結会計期間	361	―	―	361
	当中間連結会計期間	―	―	―	―
うち特定金融派生商品収益	前中間連結会計期間	7,045	4,053	△3,346	7,751
	当中間連結会計期間	50,312	14,072	△17,774	46,610
うちその他の特定取引収益	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	1,096	―	―	1,096
特定取引費用	前中間連結会計期間	―	3,536	△3,346	189
	当中間連結会計期間	10,473	10,184	△17,774	2,883
うち商品有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	2,813	69	―	2,883
うち特定金融派生商品費用	前中間連結会計期間	―	3,346	△3,346	―
	当中間連結会計期間	7,659	10,114	△17,774	―
うちその他の特定取引費用	前中間連結会計期間	―	189	―	189
	当中間連結会計期間	―	―	―	―

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2 「海外」とは当行の海外店及び海外連結子会社であります。
3 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

　　当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比2,439億円減少して３兆3,854億円、特定取引負債残高は同1,425億円増加して１兆9,305億円となりました。

　　国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比2,904億円減少して３兆755億円、特定取引負債残高は同1,066億円増加して１兆6,302億円となりました。

　　海外の特定取引資産残高は前中間連結会計期間末比699億円増加して3,394億円、特定取引負債残高は同593億円増加して3,297億円となりました。

種類	期別	国内 金額(百万円)	海外 金額(百万円)	相殺消去額(△) 金額(百万円)	合計 金額(百万円)
特定取引資産	前中間連結会計期間	3,365,980	269,435	△5,961	3,629,453
	当中間連結会計期間	3,075,547	339,412	△29,471	3,385,488
うち商品有価証券	前中間連結会計期間	217,930	31,549	―	249,480
	当中間連結会計期間	53,082	5,963	―	59,045
うち商品有価証券派生商品	前中間連結会計期間	1,294	―	―	1,294
	当中間連結会計期間	621	―	―	621
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,821	―	―	3,821
	当中間連結会計期間	3,624	―	―	3,624
うち特定金融派生商品	前中間連結会計期間	1,802,499	237,885	△5,961	2,034,422
	当中間連結会計期間	1,933,708	333,449	△29,471	2,237,686
うちその他の特定取引資産	前中間連結会計期間	1,340,433	―	―	1,340,433
	当中間連結会計期間	1,084,509	―	―	1,084,509
特定取引負債	前中間連結会計期間	1,523,587	270,383	△5,961	1,788,009
	当中間連結会計期間	1,630,286	329,768	△29,471	1,930,582
うち売付商品債券	前中間連結会計期間	69,419	35,237	―	104,657
	当中間連結会計期間	20,487	3,087	―	23,575
うち商品有価証券派生商品	前中間連結会計期間	1,987	―	―	1,987
	当中間連結会計期間	695	―	―	695
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	3,700	―	―	3,700
	当中間連結会計期間	3,998	―	―	3,998
うち特定金融派生商品	前中間連結会計期間	1,448,479	235,146	△5,961	1,677,663
	当中間連結会計期間	1,605,104	326,680	△29,471	1,902,313
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注)　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
　　　2　「海外」とは当行の海外店及び海外連結子会社であります。
　　　3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

　○　預金の種類別残高（末残）

種類	期別	国内	海外	合計
		金額（百万円）	金額（百万円）	金額（百万円）
預金合計	前中間連結会計期間	64,279,092	4,995,224	69,274,316
	当中間連結会計期間	66,275,661	5,940,485	72,216,146
うち流動性預金	前中間連結会計期間	39,926,126	4,269,101	44,195,228
	当中間連結会計期間	41,049,066	5,034,777	46,083,843
うち定期性預金	前中間連結会計期間	20,226,068	717,403	20,943,472
	当中間連結会計期間	21,555,985	899,400	22,455,385
うちその他	前中間連結会計期間	4,126,896	8,718	4,135,615
	当中間連結会計期間	3,670,609	6,307	3,676,917
譲渡性預金	前中間連結会計期間	2,355,462	224,313	2,579,775
	当中間連結会計期間	1,590,691	918,661	2,509,353
総合計	前中間連結会計期間	66,634,554	5,219,537	71,854,092
	当中間連結会計期間	67,866,352	6,859,147	74,725,499

（注）　1　「国内」とは当行（海外店を除く）及び国内連結子会社であります。

　　　　2　「海外」とは当行の海外店及び海外連結子会社であります。

　　　　3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

　　　　4　定期性預金＝定期預金＋定期積金

⑥ 国内・海外別貸出金残高の状況

ア 業種別貸出状況(残高・構成比)

業種別	平成17年9月30日現在		平成18年9月30日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額(百万円)	(%)	金額(百万円)	(%)
国内 (除く特別国際金融取引勘定分)	50,685,797	100.00	52,685,102	100.00
製造業	5,492,881	10.84	5,577,110	10.59
農業、林業、漁業及び鉱業	143,375	0.28	138,844	0.26
建設業	1,547,926	3.05	1,415,682	2.69
運輸、情報通信、公益事業	2,808,649	5.54	2,938,776	5.58
卸売・小売業	5,653,989	11.16	5,457,076	10.36
金融・保険業	4,344,827	8.57	4,991,645	9.47
不動産業	7,598,931	14.99	7,591,901	14.41
各種サービス業	6,429,493	12.69	6,569,922	12.47
地方公共団体	546,288	1.08	587,012	1.11
その他	16,119,434	31.80	17,417,128	33.06
海外及び特別国際金融取引勘定分	5,664,541	100.00	7,075,709	100.00
政府等	90,458	1.60	43,239	0.61
金融機関	433,335	7.65	497,687	7.04
商工業	4,825,529	85.19	5,960,025	84.23
その他	315,218	5.56	574,756	8.12
合計	56,350,339	—	59,760,811	—

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは当行の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高
		金額(百万円)
平成17年9月30日	インドネシア	37,943
	その他(4ケ国)	161
	合計	38,104
	(資産の総額に対する割合：%)	(0.04)
平成18年9月30日	インドネシア	34,803
	アルゼンチン	2
	合計	34,806
	(資産の総額に対する割合：%)	(0.03)

(注)　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	11,309,629	—	11,309,629
	当中間連結会計期間	8,469,232	—	8,469,232
地方債	前中間連結会計期間	593,178	—	593,178
	当中間連結会計期間	598,776	—	598,776
社債	前中間連結会計期間	3,467,536	—	3,467,536
	当中間連結会計期間	4,040,754	—	4,040,754
株式	前中間連結会計期間	3,522,649	—	3,522,649
	当中間連結会計期間	4,306,852	—	4,306,852
その他の証券	前中間連結会計期間	3,329,625	1,128,234	4,457,859
	当中間連結会計期間	3,634,712	1,116,429	4,751,141
合計	前中間連結会計期間	22,222,619	1,128,234	23,350,854
	当中間連結会計期間	21,050,328	1,116,429	22,166,757

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは当行の海外店及び海外連結子会社であります。

3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 「金融機関の信託業務の兼営等に関する法律」に基づく信託業務の状況

「金融機関の信託業務の兼営等に関する法律」に基づき信託業務を営む会社は、提出会社1社であります。

① 信託財産の運用／受入の状況（信託財産残高表）

	資産			
科目	前中間連結会計期間 （平成17年9月30日現在）		当中間連結会計期間 （平成18年9月30日現在）	
	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
貸出金	9,880	1.12	8,080	0.63
有価証券	150,999	17.15	241,904	18.77
受託有価証券	33,880	3.85	33,297	2.58
金銭債権	642,431	72.95	708,378	54.96
その他債権	1,133	0.13	1,009	0.08
銀行勘定貸	42,260	4.80	50,733	3.94
現金預け金	—	—	245,401	19.04
合計	880,586	100.00	1,288,805	100.00

	負債			
科目	前中間連結会計期間 （平成17年9月30日現在）		当中間連結会計期間 （平成18年9月30日現在）	
	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
金銭信託	167,354	19.00	529,687	41.10
有価証券の信託	33,880	3.85	33,297	2.58
金銭債権の信託	529,859	60.17	595,876	46.24
包括信託	149,491	16.98	129,944	10.08
合計	880,586	100.00	1,288,805	100.00

(注) 1 共同信託他社管理財産はありません。
2 元本補てん契約のある信託については取り扱っておりません。

② 貸出金残高の状況（業種別貸出状況）

	前中間連結会計期間 （平成17年9月30日現在）		当中間連結会計期間 （平成18年9月30日現在）	
業種別	貸出金残高（百万円）	構成比（%）	貸出金残高（百万円）	構成比（%）
製造業	4,000	40.49	1,000	12.38
農業、林業、漁業及び鉱業	—	—	—	—
建設業	—	—	—	—
運輸、情報通信、公益事業	4,880	49.39	4,880	60.39
卸売・小売業	1,000	10.12	1,000	12.38
金融・保険業	—	—	1,200	14.85
不動産業	—	—	—	—
各種サービス業	—	—	—	—
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	9,880	100.00	8,080	100.00

(単体情報)

(参考)

当行の単体情報のうち、参考として以下の情報を掲げております。

1 損益の概要(単体)

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
業務粗利益	766,648	609,120	△157,528
(除く国債等債券損益)	(738,282)	(670,813)	(△67,469)
うち信託報酬	4,284	1,407	△2,877
経費(除く臨時処理分)	292,415	297,511	5,096
人件費	98,888	96,868	△2,020
物件費	177,046	183,893	6,847
税金	16,480	16,749	269
業務純益(一般貸倒引当金繰入前)	474,233	311,609	△162,624
(除く国債等債券損益)	(445,867)	(373,301)	(△72,566)
一般貸倒引当金繰入額 ①	△24,335	―	24,335
業務純益	498,568	311,609	△186,959
うち国債等債券損益	28,365	△61,692	△90,057
臨時損益	△138,790	△42,531	96,259
不良債権処理額 ②	153,994	46,701	△107,293
株式等損益	24,942	8,720	△16,222
株式等売却益	34,137	14,742	△19,395
株式等売却損	360	97	△263
株式等償却	8,833	5,924	△2,909
その他臨時損益	△9,738	△4,550	5,188
経常利益	359,778	269,078	△90,700
特別損益	△4,662	29,272	33,934
うち動産不動産処分損益	665	―	△665
うち固定資産処分損益	―	△864	△864
うち減損損失	5,288	1,457	△3,831
うち貸倒引当金戻入益 ③	―	13,330	13,330
うち償却債権取立益 ④	12	137	125
うち退職給付信託返還益	―	36,330	36,330
うち子会社整理損	―	18,203	18,203
税引前中間純利益	355,115	298,351	△56,764
法人税、住民税及び事業税	5,081	7,753	2,672
法人税等調整額	51,267	106,951	55,684
中間純利益	298,766	183,646	△115,120

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
与信関係費用 ①+②-③-④	129,659	33,233	△96,426
一般貸倒引当金繰入額	△24,335	△19,549	4,786
貸出金償却	16,804	39,937	23,133
個別貸倒引当金繰入額	122,647	6,265	△116,382
貸出債権売却損等	14,746	6,764	△7,982
特定海外債権引当勘定繰入額	△202	△46	156
償却債権取立益	―	137	137

(注) 1　業務粗利益＝（資金運用収支＋金銭の信託運用見合費用）＋信託報酬＋役務取引等収支＋特定取引収支＋その他業務収支

2　「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3　業務純益＝業務粗利益－経費（除く臨時処理分）－一般貸倒引当金繰入額

4　臨時損益とは、中間損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5　国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

6　当中間会計期間は、償却債権取立益を与信関係費用に含めております。

2　利鞘(国内業務部門)(単体)

		前中間会計期間 (%)(A)	当中間会計期間 (%)(B)	増減(%) (B)-(A)
(1) 資金運用利回り	①	1.47	1.47	0.00
貸出金利回り	③	1.75	1.65	△0.10
有価証券利回り		0.77	1.00	0.23
(2) 資金調達原価	②	0.83	0.88	0.05
資金調達利回り		0.08	0.11	0.03
預金等利回り	④	0.02	0.06	0.04
外部負債利回り		0.24	0.31	0.07
経費率		0.75	0.77	0.02
(3) 総資金利鞘	①-②	0.64	0.59	△0.05
預貸金利鞘	③-④	1.73	1.59	△0.14

(注)　1　「国内業務部門」とは本邦店の円建諸取引であります。
　　　2　「外部負債」＝コールマネー＋売現先勘定＋債券貸借取引受入担保金＋売渡手形＋コマーシャル・ペーパー＋借用金

3　預金・貸出金の状況(単体)
　(1) 銀行勘定
　　　①　預金・貸出金の残高

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
預金(末残)	63,380,886	66,147,242	2,766,356
預金(平残)	62,985,016	65,353,334	2,368,318
貸出金(末残)	50,949,158	53,902,477	2,953,319
貸出金(平残)	50,180,493	52,590,383	2,409,890

(注)　預金には譲渡性預金を含めておりません。

② 個人・法人別預金残高(国内)

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
個人	32,484,694	33,815,971	1,331,277
法人	28,387,926	28,883,451	495,525
合計	60,872,620	62,699,422	1,826,802

(注) 本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

③ 消費者ローン残高

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
消費者ローン残高	14,426,158	14,531,670	105,512
住宅ローン残高	13,454,572	13,583,819	129,247
その他ローン残高	971,585	947,851	△23,734

④ 中小企業等貸出金

			前中間会計期間 (A)	当中間会計期間 (B)	増減 (B)-(A)
中小企業等貸出金残高	①	百万円	34,859,483	36,114,517	1,255,034
総貸出金残高	②	百万円	46,865,161	48,498,229	1,633,068
中小企業等貸出金比率	①/②	%	74.38	74.46	0.08
中小企業等貸出先件数	③	件	1,882,377	1,946,551	64,174
総貸出先件数	④	件	1,886,865	1,950,924	64,059
中小企業等貸出先件数比率	③/④	%	99.76	99.77	0.01

(注) 1 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。

　　　2 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(2) 信託勘定

① 元本補てん契約のある信託の元本・貸出金の残高

該当ありません。

② 元本補てん契約のある信託の個人・法人別元本残高

該当ありません。

③ 消費者ローン残高

該当ありません。

④ 中小企業等貸出金

			前中間会計期間 （A）	当中間会計期間 （B）	増減 （B）-（A）
中小企業等貸出金残高	①	百万円	4,880	4,880	—
総貸出金残高	②	百万円	9,880	8,080	△1,800
中小企業等貸出金比率	①／②	％	49.39	60.39	11.00
中小企業等貸出先件数	③	件	5	5	—
総貸出先件数	④	件	7	8	1
中小企業等貸出先件数比率	③／④	％	71.43	62.50	△8.93

（注） 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

(自己資本比率関係)
(参考)

　自己資本比率は、銀行法第14条の２の規定に基づき自己資本比率の基準を定める件(平成５年大蔵省告示第55号。以下、「告示」という)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

　なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(国際統一基準)

項目			平成17年９月30日 金額(百万円)	平成18年９月30日 金額(百万円)
基本的項目	資本金		664,986	664,986
	うち非累積的永久優先株(注１)		―	―
	新株式申込証拠金		―	―
	資本剰余金		1,603,512	1,603,512
	利益剰余金		290,063	448,757
	自己株式(△)		―	―
	自己株式申込証拠金		―	―
	社外流出予定額(△)		―	―
	その他有価証券の評価差損(△)		―	―
	為替換算調整勘定		△64,127	△52,757
	新株予約権		―	4
	連結子会社の少数株主持分		1,037,158	1,025,875
	うち海外特別目的会社の発行する優先出資証券(※)		827,528	835,970
	営業権相当額(△)		7	5
	のれん相当額(△)		―	―
	企業結合等により計上される無形固定資産相当額(△)		―	―
	連結調整勘定相当額(△)		―	―
	繰延税金資産の控除前の[基本的項目]計(上記各項目の合計額)		―	3,690,374
	繰延税金資産の控除金額(△)(注２)		―	―
	計	(A)	3,531,587	3,690,374
	うちステップ・アップ金利条項付の優先出資証券(注３)		203,778	212,220
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		395,212	648,516
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		39,875	39,709
	一般貸倒引当金		575,383	694,015
	負債性資本調達手段等		2,710,942	2,595,141
	うち永久劣後債務(注４)		1,119,646	1,126,153
	うち期限付劣後債務及び期限付優先株(注５)		1,591,295	1,468,987
	計		3,721,413	3,977,382
	うち自己資本への算入額	(B)	3,531,587	3,690,374
準補完的項目	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注６)	(D)	263,081	264,544
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,800,093	7,116,203
リスク・アセット等	資産(オン・バランス)項目		54,609,727	58,769,353
	オフ・バランス取引項目		5,747,789	6,363,767
	信用リスク・アセットの額	(F)	60,357,517	65,133,120
	マーケット・リスク相当額に係る額((H)／８％)	(G)	411,599	364,429
	(参考)マーケット・リスク相当額	(H)	32,927	29,154
	計((F)＋(G))	(I)	60,769,116	65,497,549
連結自己資本比率(国際統一基準)＝(E)／(I)×100(%)			11.19%	10.86%

（注）1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳が
ないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年9月30日
現在405,003百万円であります。

2　平成18年9月30日現在繰延税金資産の純額に相当する額は、898,540百万円であります。また、基本的
項目への繰延税金資産の算入上限額は、1,476,149百万円であります。

3　告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然
性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4　告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものでありま
す。

（1）無担保で、かつ、他の債務に劣後する払込済のものであること。

（2）一定の場合を除き、償還されないものであること。

（3）業務を継続しながら損失の補てんに充当されるものであること。

（4）利払い義務の延期が認められるものであること。

5　告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時におけ
る償還期間が5年を超えるものに限られております。

6　告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規
定するものに対する投資に相当する額であります。

単体自己資本比率(国際統一基準)

項目		平成17年9月30日 金額(百万円)	平成18年9月30日 金額(百万円)
基本的項目	資本金	664,986	664,986
	うち非累積的永久優先株(注1)	—	—
	新株式申込証拠金	—	—
	資本準備金	665,033	665,033
	その他資本剰余金	702,514	702,514
	利益準備金	—	—
	その他利益剰余金	—	676,709
	任意積立金	221,502	—
	中間未処分利益	350,825	—
	その他(※)	830,042	838,728
	自己株式(△)	—	—
	自己株式申込証拠金	—	—
	社外流出予定額(△)	—	—
	その他有価証券の評価差損(△)	—	—
	新株予約権	—	—
	営業権相当額(△)	—	—
	のれん相当額(△)	—	—
	企業結合により計上される無形固定資産 相当額(△)	—	—
	繰延税金資産の控除前の[基本的項目]計 (上記各項目の合計額)	—	3,547,973
	繰延税金資産の控除金額(△)(注2)	—	—
	計 (A)	3,434,905	3,547,973
	うちステップ・アップ金利条項付の 優先出資証券(注3)	203,778	212,220
補完的項目	その他有価証券の貸借対照表計上額の合計額か ら帳簿価額の合計額を控除した額の45%相当額	383,762	637,941
	土地の再評価額と再評価の直前の帳簿価額の 差額の45%相当額	33,356	33,225
	一般貸倒引当金	393,220	553,458
	負債性資本調達手段等	2,671,942	2,523,141
	うち永久劣後債務(注4)	1,119,646	1,114,153
	うち期限付劣後債務及び期限付優先株(注5)	1,552,295	1,408,987
	計	3,482,281	3,747,767
	うち自己資本への算入額 (B)	3,434,905	3,547,973
準補完的項目	短期劣後債務	—	—
	うち自己資本への算入額 (C)	—	—
控除項目	控除項目(注6) (D)	108,278	104,290
自己資本額	(A)+(B)+(C)−(D) (E)	6,761,532	6,991,656
リスク・ アセット等	資産(オン・バランス)項目	50,631,175	54,511,090
	オフ・バランス取引項目	5,329,245	6,047,594
	信用リスク・アセットの額 (F)	55,960,420	60,558,685
	マーケット・リスク相当額に係る額 ((H)/8%) (G)	343,555	305,602
	(参考)マーケット・リスク相当額 (H)	27,484	24,448
	計((F)+(G)) (I)	56,303,976	60,864,287
単体自己資本比率(国際統一基準)=(E)/(I)×100(%)		12.00%	11.48%

（注）1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成18年9月30日現在405,003百万円であります。

2　平成18年9月30日現在繰延税金資産の純額に相当する額は、889,187百万円であります。また、基本的項目への繰延税金資産の算入上限額は、1,419,189百万円であります。

3　告示第14条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

4　告示第15条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
　（1）無担保で、かつ、他の債務に劣後する払込済のものであること。
　（2）一定の場合を除き、償還されないものであること。
　（3）業務を継続しながら損失の補てんに充当されるものであること。
　（4）利払い義務の延期が認められるものであること。

5　告示第15条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

6　告示第17条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

(※) 「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の3件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.("SBTC-LLC")	SB Equity Securities (Cayman), Limited("SBES")	Sakura Preferred Capital (Cayman) Limited("SPCL")
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円	283,750百万円 Initial Series 258,750百万円 Series B 25,000百万円
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定(ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1 変動(金利ステップアップなし) Series A-2 変動(金利ステップアップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series 変動(金利ステップアップなし) Series B 変動(金利ステップアップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日(休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1 損失吸収事由

当行につき、①自己資本比率/Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由＜清算、破産または清算的会社更生＞の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4 SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5 SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6 SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

（資産の査定）

（参考）

　資産の査定は、「金融機能の再生のための緊急措置に関する法律」(平成10年法律第132号)第6条に基づき、当行の中間貸借対照表の貸出金、外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定に計上されるもの並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券(使用貸借又は賃貸借契約によるものに限る。)について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1　破産更生債権及びこれらに準ずる債権

　　破産更生債権及びこれらに準ずる債権とは、破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2　危険債権

　　危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3　要管理債権

　　要管理債権とは、3カ月以上延滞債権及び貸出条件緩和債権をいう。

4　正常債権

　　正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記1から3までに掲げる債権以外のものに区分される債権をいう。

　資産の査定の額

債権の区分	平成17年9月30日現在	平成18年9月30日現在
	金額(億円)	金額(億円)
破産更生債権及びこれらに準ずる債権	3,017	1,360
危険債権	7,238	4,251
要管理債権	3,805	3,056
正常債権	549,707	584,421

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

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第一に、当行グループは、お客さまの視点に立ち、お客さまに対して付加価値の高い商品・サービスを提供することによって、「複合金融グループ」としての持続的成長を目指してまいります。

個人のお客さまにつきましては、コンサルティングビジネスの一段の高度化に取り組んでまいります。お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新商品を開発すると共に、これまで以上にお客さまの声を反映したサービスの提供に努めてまいります。具体的には、今後、SMBCフレンド証券株式会社との協働によるファンドラップサービス、大和証券株式会社との協働による「ダイワSMA」等の新たな資産運用商品・サービスの提供を開始すると共に、ご好評をいただいております「三大疾病保障付住宅ローン」等、お客さまのニーズに即したローン商品の提供を更に進めてまいります。また、平日夜間や休日にも営業する「SMBCコンサルティングプラザ」等のコンサルティング専門拠点を更に増設すると共に、高い専門性を持つコンサルタントを増員し、お客さまの利便性及びニーズへの対応力を一層高めてまいります。

また、様々な業界におけるリーディング・カンパニーとの協働を通じたサービスにつきましても、今後、一段と拡充してまいります。具体的には、プロミス株式会社との提携によるコンシューマーローン、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カードiD」、株式会社ジャパンネット銀行とヤフー株式会社との提携によるインターネット金融サービス、三井生命保険株式会社ならびに住友生命保険相互会社との協働による来店型保険代理店事業等の展開を、更に進めてまいります。

法人のお客さまにつきましては、ソリューション提供力の一段の高度化に取り組んでまいります。大企業・中堅企業の皆さまに向けましては、本年4月に新設した「コーポレート・アドバイザリー本部」や、大和証券エスエムビーシー株式会社との協働を通じて、M&Aによる事業拡大・再編等の、お客さまの経営課題の解決に資する最適なソリューションを提供してまいります。また、シンジケート・ローンやストラクチャード・ファイナンス等の提供により、多様な資金調達ニーズに応えてまいります。中小企業の皆さまに向けましては、ビジネスセレクトローン等の無担保貸出や、インターネットバンキングサービスの提供を通じて、様々な資金調達、資金決済ニーズに応えると共に、事業承継に係るアドバイス等を通じて、お客さまの経営課題解決に積極的に取り組んでまいります。

また、海外におきましても、営業拠点の新設や、国内外における連携体制の一段の整備によって、お客さまの積極的な海外進出ニーズやグローバルな決済ニーズに応えると共に、プロジェクト・ファイナンス等の、当行グループが強みを持つ業務の更なる高度化に取り組んでまいります。市場営業業務におきましては、お客さまの利便性向上に努める一方、引き続き、適切なリスク管理の下、ALM体制の強化、運用手段の多様化に取り組んでまいります。

（強固な企業基盤の構築）

　　第二に、当行グループは、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

　　当行は、本年4月、金融庁より、法人営業部における金利スワップ販売態勢等に関して行政処分を受けました。当行はこの事態を重く受け止め、再発防止と信頼回復に向けて、引き続き、内部管理体制の一段の高度化を進めてまいります。

　　まず、コンプライアンスにつきましては、本年4月に新設した「コンプライアンス部門」を通じて、法令等の遵守を一層強化してまいります。CS・品質向上につきましては、併せて新設した「品質管理部」を通じて、より積極的にお客さまのご意見や視点を経営・業務に活かしてまいります。なお、コンプライアンスならびにCS・品質管理に係る諸施策につきましては、新たに設置した、外部有識者及び社外取締役をメンバーの過半とする「業務管理委員会」におきまして、客観的に審議いたします。リスク管理につきましては、事業範囲の拡大に対応した高度化を更に進めると共に、今年度末に予定されておりますバーゼルⅡ（新BIS規制）導入を踏まえた体制強化を、グループ全体で推進してまいります。そして、これらの取組みの有効性を一層厳格に検証するべく、内部監査体制を強化いたします。また、お客さまの視点や中長期的視点に立ったバランスの取れた業績評価を行いますと共に、従業員が一段と能力を発揮できる体制を作るべく、人材マネジメントの高度化も進めてまいります。

　　一方、財務基盤の一段の強化に向けましては、当行グループは、今後も引き続き、資本の質・量両面での拡充を進めてまいります。そして、中長期的な企業価値向上の観点から、戦略分野への経営資源の投入を一段と積極化することを通じて、お客さまの価値創造に資する、質の高い商品・サービスを提供してまいります。

　　当行グループは、これらの取組みにおいて着実な成果を示すことにより、「お客さま、株主・市場、社会」からの総合的評価を更に高めてまいりたいと考えております。

4 【経営上の重要な契約等】

　　該当ありません。

5 【研究開発活動】

　　当中間連結会計期間の研究開発活動につきましては、その他事業（システム開発・情報処理業）を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は、28百万円であります。

第3 【設備の状況】

1 【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数（株）
普通株式	100,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	250,000
第五種優先株式	250,000
第六種優先株式	300,000
計	101,630,000

② 【発行済株式】

種類	中間会計期間末現在発行数（株）（平成18年9月30日）	提出日現在発行数（株）（平成18年12月6日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	56,202,668	56,355,849	—	完全議決権株式であり、権利内容に何ら限定のない当行における標準となる株式
第一種優先株式	35,000	—	—	—
第二種優先株式	100,000	—	—	—
第三種優先株式	695,000	—	—	—
第1回第六種優先株式	70,001	同左	—	（注）
計	57,102,669	56,425,850	—	—

（注）　第1回第六種優先株式の主な内容は次のとおりであります。

（イ）優先配当金

(a) 当銀行は、剰余金の配当を行うときは、第1回第六種優先株式を有する株主(以下「第1回第六種優先株主」という)または第1回第六種優先株式の登録株式質権者(以下「第1回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第1回第六種優先株主または第1回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

　　当銀行は、中間配当を行うときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき88,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当銀行は、残余財産を分配するときは、第1回第六種優先株主または第1回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第1回第六種優先株式1株につき3,000,000円を支払う。

(b) 第1回第六種優先株主または第1回第六種優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)取得条項

　　当銀行は、第1回第六種優先株式発行後、平成23年3月31日以降はいつでも、第1回第六種優先株式1株につき3,000,000円の金銭の交付と引換えに、第1回第六種優先株式の一部又は全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(ホ)議決権

　　第1回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当銀行は、法令に定める場合を除き、第1回第六種優先株式について株式の併合または分割は行わない。

(b) 当銀行は、第1回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当銀行は、第1回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(2) 【新株予約権等の状況】

該当ありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成18年5月17日（注）1	214,194	56,327,142	―	664,986,500	―	665,033,781
平成18年9月6日（注）2	173,770	56,500,912	―	664,986,500	―	665,033,781
平成18年9月29日（注）3	601,757	57,102,669	―	664,986,500	―	665,033,781

（注） 1 第一種優先株式35,000株、第二種優先株式33,000株に係る取得請求権の行使により、普通株式が214,194株増加いたしました。

2 第二種優先株式67,000株に係る取得請求権の行使により、普通株式が173,770株増加いたしました。

3 第三種優先株式500,000株に係る取得請求権の行使により、普通株式が601,757株増加いたしました。

4 平成18年10月11日に、第三種優先株式195,000株に係る取得請求権の行使により、普通株式が153,181株増加いたしました。

5 平成18年10月31日に、優先株式の消却を実施したことに伴い、第一種優先株式が35,000株、第二種優先株式が100,000株、第三種優先株式が695,000株減少いたしました。

(4) 【大株主の状況】

① 普通株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	56,202,668	100.00
計	―	56,202,668	100.00

② 第三種優先株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	195,000	28.05
計	―	195,000	28.05

③ 第1回第六種優先株式

（平成18年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	70,001	100.00
計	―	70,001	100.00

（注） 当行が所有する自己株式（第一種優先株式35,000株、第二種優先株式100,000株及び第三種優先株式500,000株）は、上記に含めておりません。

(5) 【議決権の状況】

① 【発行済株式】

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　900,001	―	(1)株式の総数等②発行済株式参照　（注）
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式　56,202,668	56,202,668	権利内容に何ら限定のない当行における標準となる株式
単元未満株式	―	―	―
発行済株式総数	57,102,669	―	―
総株主の議決権	―	56,202,668	―

（注）　「無議決権株式」の欄には、当行所有の自己株式(第一種優先株式35,000株、第二種優先株式100,000株、第三種優先株式500,000株)が含まれております。

② 【自己株式等】

該当ありません。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

当株式は証券取引所に上場されておりません。

(2) 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

(注) 執行役員の状況

平成18年12月6日現在の執行役員(取締役を兼務する執行役員を除く。)の構成については、異動により以下のとおりとなっております。

常務執行役員　　18名

執行役員　　　　41名

第5 【経理の状況】

1　当行の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　なお、前中間連結会計期間（自平成17年4月1日　至平成17年9月30日）は改正前の中間連結財務諸表規則及び銀行法施行規則に基づき作成し、当中間連結会計期間（自平成18年4月1日　至平成18年9月30日）は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

2　当行の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　なお、前中間会計期間（自平成17年4月1日　至平成17年9月30日）は改正前の中間財務諸表等規則及び銀行法施行規則に基づき作成し、当中間会計期間（自平成18年4月1日　至平成18年9月30日）は改正後の中間財務諸表等規則及び銀行法施行規則に基づき作成しております。

3　当中間連結会計期間及び当中間会計期間は、中間連結株主資本等変動計算書及び中間株主資本等変動計算書の作成初年度であるため、前中間連結会計期間及び前連結会計年度、前中間会計期間及び前事業年度については作成しておりません。

4　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

5　前中間連結会計期間及び当中間連結会計期間の中間連結財務諸表並びに前中間会計期間及び当中間会計期間の中間財務諸表は、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比(%)	当中間連結会計期間 (平成18年9月30日現在) 金額(百万円)	構成比(%)	前連結会計年度 連結貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	5,070,282	5.08	3,928,282	3.93	7,101,693	6.80
コールローン及び買入手形		789,440	0.79	1,477,077	1.48	651,905	0.63
買現先勘定		138,675	0.14	110,257	0.11	117,474	0.11
債券貸借取引支払保証金		2,165,749	2.17	1,178,045	1.18	1,956,650	1.87
買入金銭債権	※8	612,330	0.61	941,102	0.94	633,760	0.61
特定取引資産	※8	3,629,453	3.64	3,385,488	3.38	4,079,106	3.91
金銭の信託		811	0.00	2,820	0.00	2,912	0.00
有価証券	※1,2,8	23,350,854	23.39	22,166,757	22.15	25,233,716	24.17
貸出金	※3,4,5,6,7,8,9	56,350,339	56.44	59,760,811	59.73	57,440,761	55.01
外国為替	※7	892,413	0.89	929,490	0.93	947,744	0.91
その他資産	※8,10	1,990,403	1.99	1,608,992	1.61	1,935,804	1.85
動産不動産	※8,11,12,13	726,944	0.73	―	―	724,962	0.69
有形固定資産	※11,12,13	―	―	626,724	0.63	―	―
無形固定資産		―	―	85,659	0.08	―	―
リース資産	※12	26,895	0.03	26,043	0.03	27,314	0.03
繰延税金資産		1,371,247	1.37	946,630	0.95	1,017,316	0.97
支払承諾見返		3,728,747	3.73	3,824,571	3.82	3,553,696	3.40
貸倒引当金		△1,003,154	△1.00	△949,212	△0.95	△1,006,223	△0.96
資産の部合計		99,841,434	100.00	100,049,543	100.00	104,418,597	100.00

区分	注記番号	前中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間連結会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前連結会計年度 連結貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(負債の部)							
預金	※8	69,274,316	69.38	72,216,146	72.18	70,864,186	67.87
譲渡性預金		2,579,775	2.58	2,509,353	2.51	3,273,643	3.13
コールマネー及び売渡手形	※8	6,137,278	6.15	2,562,041	2.56	8,016,410	7.68
売現先勘定	※8	508,598	0.51	805,915	0.81	396,205	0.38
債券貸借取引受入担保金	※8	3,651,048	3.66	3,141,635	3.14	2,747,125	2.63
特定取引負債	※8	1,788,009	1.79	1,930,582	1.93	2,909,239	2.79
借用金	※7,8,14	951,477	0.95	1,849,359	1.85	933,567	0.89
外国為替		433,654	0.44	329,273	0.33	447,722	0.43
短期社債		4,000	0.00	3,500	0.00	4,000	0.00
社債	※15	4,193,812	4.20	4,004,370	4.00	4,076,317	3.90
借託勘定借		42,260	0.04	50,733	0.05	318,597	0.31
その他負債	※8	2,281,784	2.29	2,197,060	2.20	2,056,102	1.97
賞与引当金		17,129	0.02	16,464	0.02	19,033	0.02
退職給付引当金		23,707	0.02	13,493	0.01	23,617	0.02
日本国際博覧会出展引当金		284	0.00	—	—	—	—
特別法上の引当金		1,092	0.00	18	0.00	1,141	0.00
繰延税金負債		47,350	0.05	48,090	0.05	48,413	0.05
再評価に係る繰延税金負債	※11	50,466	0.05	49,929	0.05	50,133	0.05
支払承諾	※8	3,728,747	3.74	3,824,571	3.82	3,553,696	3.40
負債の部合計		95,714,794	95.87	95,552,539	95.51	99,739,154	95.52
(少数株主持分)							
少数株主持分		1,045,997	1.05	—	—	1,081,148	1.03
(資本の部)							
資本金		664,986	0.67	—	—	664,986	0.64
資本剰余金		1,603,512	1.61	—	—	1,603,512	1.53
利益剰余金		324,463	0.32	—	—	542,551	0.52
土地再評価差額金	※11	37,763	0.04	—	—	38,080	0.04
その他有価証券評価差額金		514,042	0.51	—	—	793,731	0.76
為替換算調整勘定		△64,127	△0.07	—	—	△44,568	△0.04
資本の部合計		3,080,642	3.08	—	—	3,598,294	3.45
負債、少数株主持分 及び資本の部合計		99,841,434	100.00	—	—	104,418,597	100.00

区分	注記番号	前中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間連結会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前連結会計年度 連結貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(純資産の部)							
資本金		—	—	664,986	0.66	—	—
資本剰余金		—	—	1,603,512	1.60	—	—
利益剰余金		—	—	448,757	0.45	—	—
株主資本合計		—	—	2,717,256	2.71	—	—
その他有価証券評価差額金		—	—	850,289	0.85	—	—
繰延ヘッジ損益		—	—	△87,669	△0.09	—	—
土地再評価差額金	※11	—	—	37,865	0.04	—	—
為替換算調整勘定		—	—	△52,757	△0.05	—	—
評価・換算差額等合計		—	—	747,728	0.75	—	—
新株予約権		—	—	4	0.00	—	—
少数株主持分		—	—	1,032,013	1.03	—	—
純資産の部合計		—	—	4,497,004	4.49	—	—
負債及び純資産の部合計		—	—	100,049,543	100.0	—	—

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	百分比 (%)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)	百分比 (%)	前連結会計年度 要約連結損益計算書 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)	百分比 (%)
経常収益		1,305,043	100.00	1,352,539	100.00	2,750,274	100.00
資金運用収益		754,694		894,549		1,630,309	
(うち貸出金利息)		(572,617)		(635,622)		(1,182,668)	
(うち有価証券利息配当金)		(121,530)		(158,254)		(317,356)	
信託報酬		4,284		1,407		8,626	
役務取引等収益		280,560		284,445		604,859	
特定取引収益		12,448		54,496		32,807	
その他業務収益		201,389		98,184		360,246	
その他経常収益	※1	51,665		19,456		113,425	
経常費用		882,115	67.59	1,033,774	76.43	1,888,212	68.66
資金調達費用		210,555		344,291		489,936	
(うち預金利息)		(114,283)		(199,967)		(266,739)	
役務取引等費用		55,520		60,513		97,979	
特定取引費用		189		2,883		—	
その他業務費用		50,890		130,603		137,538	
営業経費	※2	378,447		378,653		767,852	
その他経常費用	※3	186,512		116,829		394,905	
経常利益		422,928	32.41	318,765	23.57	862,062	31.34
特別利益	※4	3,362	0.25	49,150	3.63	39,158	1.43
特別損失	※5,6	12,014	0.92	3,843	0.28	15,162	0.55
税金等調整前中間(当期)純利益		414,276	31.74	364,072	26.92	886,058	32.22
法人税、住民税及び事業税		19,039	1.46	24,587	1.82	45,274	1.65
法人税等調整額		57,732	4.42	91,217	6.75	219,789	7.99
少数株主利益		26,732	2.05	28,188	2.08	57,410	2.09
中間(当期)純利益		310,772	23.81	220,078	16.27	563,584	20.49

③ 【中間連結剰余金計算書及び中間連結株主資本等変動計算書】

(中間連結剰余金計算書)

区分	注記番号	前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日) 金額(百万円)	前連結会計年度 連結剰余金計算書 (自　平成17年4月1日 至　平成18年3月31日) 金額(百万円)
(資本剰余金の部)			
資本剰余金期首残高		1,603,512	1,603,512
資本剰余金中間期末(期末)残高		1,603,512	1,603,512
(利益剰余金の部)			
利益剰余金期首残高		△6,281	△6,281
利益剰余金増加高		330,779	583,261
中間(当期)純利益		310,772	563,584
土地再評価差額金の 　取崩に伴う増加高		20,007	19,676
利益剰余金減少高		33	34,427
配当金		33	34,427
利益剰余金中間期末(期末)残高		324,463	542,551

（中間連結株主資本等変動計算書）

当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

	株主資本			
	資本金	資本剰余金	利益剰余金	株主資本合計
平成18年3月31日残高（百万円）	664,986	1,603,512	542,551	2,811,051
中間連結会計期間中の変動額				
剰余金の配当			△300,027	△300,027
中間純利益			220,078	220,078
連結子会社の増加に伴う増加			388	388
連結子会社の減少に伴う減少			△14,452	△14,452
土地再評価差額金取崩			218	218
株主資本以外の項目の中間連結会計期間中の変動額（純額）				
中間連結会計期間中の変動額合計（百万円）	—	—	△93,794	△93,794
平成18年9月30日残高（百万円）	664,986	1,603,512	448,757	2,717,256

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高（百万円）	793,731	—	38,080	△44,568	787,243	—	1,081,148	4,679,443
中間連結会計期間中の変動額								
剰余金の配当								△300,027
中間純利益								220,078
連結子会社の増加に伴う増加								388
連結子会社の減少に伴う減少								△14,452
土地再評価差額金取崩								218
株主資本以外の項目の中間連結会計期間中の変動額（純額）	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△88,645
中間連結会計期間中の変動額合計（百万円）	56,558	△87,669	△214	△8,188	△39,514	4	△49,135	△182,439
平成18年9月30日残高（百万円）	850,289	△87,669	37,865	△52,757	747,728	4	1,032,013	4,497,004

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)
I 営業活動による キャッシュ・フロー				
税金等調整前中間 (当期)純利益		414,276	364,072	886,058
動産不動産等 減価償却費		30,925	―	63,098
固定資産減価償却費		―	29,714	―
リース資産減価償却費		4,037	4,258	8,275
減損損失		9,926	2,006	11,649
連結調整勘定償却額		986	―	1,023
負ののれん償却額		―	△101	―
持分法による 投資損益(△)		△696	41,421	4,852
子会社株式売却損益 及び子会社の増資に 伴う持分変動損益(△)		―	△4,583	―
貸倒引当金の増加額		△238,539	△55,875	△237,097
賞与引当金の増加額		△809	△1,140	1,072
退職給付引当金の 増加額		472	△3,742	382
日本国際博覧会出展 引当金の増加額		53	―	△231
資金運用収益		△754,694	△894,549	△1,630,309
資金調達費用		210,555	344,291	489,936
有価証券関係損益(△)		△62,280	57,072	△24,690
金銭の信託の 運用損益(△)		△13	△0	△13
為替差損益(△)		△62,310	△41,510	△175,656
動産不動産処分 損益(△)		△1,164	―	△2,025
固定資産処分損益(△)		―	1,144	―
リース資産処分 損益(△)		28	53	64
特定取引資産の 純増(△)減		161,832	628,716	△226,086
特定取引負債の 純増減(△)		△345,912	△965,681	747,723
貸出金の純増(△)減		△1,119,928	△2,311,502	△2,135,934
預金の純増減(△)		686,301	1,333,888	2,206,690
譲渡性預金の 純増減(△)		△184,412	△770,330	509,473
借用金 (劣後特約付借入金 を除く)の純増減(△)		△22,744	921,806	16,908
有利息預け金の 純増(△)減		57,380	417,831	177,300
コールローン等の 純増(△)減		200,494	△996,973	342,387

区分	注記番号	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)
債券貸借取引支払 保証金の純増(△)減		△1,597,409	778,605	△1,388,310
コールマネー等の 純増減(△)		1,262,966	△5,047,597	3,027,037
コマーシャル・ ペーパーの純増減(△)		△4,500	—	△4,500
債券貸借取引受入 担保金の純増減(△)		△216,953	394,509	△1,120,876
外国為替(資産)の 純増(△)減		6,635	18,596	△46,473
外国為替(負債)の 純増減(△)		△45,233	△118,530	△31,381
短期社債(負債)の 純増減(△)		4,000	△500	4,000
普通社債の発行・ 償還による純増減(△)		△262,080	△81,470	△387,732
信託勘定借の 純増減(△)		△8,196	△267,864	268,140
資金運用による収入		788,780	890,698	1,659,080
資金調達による支出		△202,962	△318,536	△498,178
その他		239,270	204,768	78,114
小計		△1,051,918	△5,447,037	2,593,772
法人税等の支払額		△13,049	△20,092	△41,693
営業活動による キャッシュ・フロー		△1,064,967	△5,467,129	2,552,078
Ⅱ 投資活動による キャッシュ・フロー				
有価証券の取得による 支出		△29,771,202	△18,518,038	△43,607,669
有価証券の売却による 収入		24,072,115	11,381,825	33,080,725
有価証券の償還による 収入		6,696,222	10,257,301	10,161,444
金銭の信託の増加に よる支出		△750	—	△2,851
金銭の信託の減少に よる収入		3,789	—	3,789
動産不動産の取得に よる支出		△8,778	—	△30,657
有形固定資産の 取得による支出		—	△16,167	—
動産不動産の売却に よる収入		10,660	—	17,208
有形固定資産の 売却による収入		—	3,552	—
無形固定資産の 取得による支出		—	△16,142	—
無形固定資産の 売却による収入		—	3	—
リース資産の取得に よる支出		△4,243	△4,831	△9,001
リース資産の売却に よる収入		345	1,650	789
子会社株式の一部売却 による収入		4,937	3,468	4,937
投資活動による キャッシュ・フロー		1,003,095	3,092,619	△381,284

区分	注記番号	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日） 金額（百万円）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日） 金額（百万円）	前連結会計年度 連結キャッシュ・フロー計算書 （自　平成17年4月1日 至　平成18年3月31日） 金額（百万円）
Ⅲ　財務活動による 　キャッシュ・フロー				
劣後特約付借入による 　収入		33,000	10,000	103,000
劣後特約付借入金の 　返済による支出		△82,343	△15,000	△215,884
劣後特約付社債・ 　新株予約権付社債の 　発行による収入		408,038	120,000	431,458
劣後特約付社債・ 　新株予約権付社債の 　償還による支出		△162,800	△126,829	△198,800
配当金支払額		△49	△300,031	△34,456
少数株主からの払込み 　による収入		25	30,740	11,640
少数株主への配当金 　支払額		△27,256	△29,962	△42,598
財務活動による 　キャッシュ・フロー		168,613	△311,083	54,358
Ⅳ　現金及び現金同等物に 　係る換算差額		1,793	1,276	3,838
Ⅴ　現金及び現金同等物の 　増加額（△は現金及び 　現金同等物の減少額）		108,535	△2,684,317	2,228,990
Ⅵ　現金及び現金同等物の 　期首残高		2,926,227	5,155,217	2,926,227
Ⅶ　新規連結に伴う現金及び 　現金同等物の増加額		－	0	－
Ⅷ　連結除外に伴う現金及び 　現金同等物の減少額		－	△11,003	△0
Ⅸ　現金及び現金同等物の 　中間期末（期末）残高	※1	3,034,762	2,459,896	5,155,217

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
1　連結の範囲に関する事項	(1) 連結子会社　　　120社 主要な会社名 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking 　　Corporation Europe 　　Limited 　Manufacturers Bank 　SMBCキャピタル株式会社 　SMBCファイナンスサービス 　株式会社 　SMBCフレンド証券株式会社 　SMBC Capital 　　Markets, Inc. 　NSキャピタル株式会社他2社は新規設立により、当中間連結会計期間から連結子会社としております。 　また、わかしおオフィスサービス株式会社他3社は清算等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。	(1) 連結子会社　　　）21社 主要な会社名 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking 　　Corporation Europe 　　Limited 　Manufacturers Bank 　SMBCファイナンスサービス 　株式会社 　SMBC Capital 　　Markets, Inc. 　なお、SMBC Leasing (UK) Limited他11社は株式取得等により、当中間連結会計期間から連結子会社としております。 　住銀保証株式会社他1社は合併等により、SMBCフレンド証券株式会社他1社は、当行の親会社である株式会社三井住友フィナンシャルグループの完全子会社となったこと等により、子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。	(1) 連結子会社　　　113社 　主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 　なお、SMBCキャピタル8号投資事業有限責任組合他3社は新規設立により、当連結会計年度より連結子会社としております。 　わかしおオフィスサービス株式会社他11社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。
	(2) 非連結子会社 主要な会社名 　SBCS Co., Ltd. 　非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 　SBCS Co., Ltd. 　非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 　SBCS Co., Ltd. 　非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自 平成17年4月1日 至 平成17年9月30日）	当中間連結会計期間 （自 平成18年4月1日 至 平成18年9月30日）	前連結会計年度 （自 平成17年4月1日 至 平成18年3月31日）
2 持分法の適用に関する事項	(1) 持分法適用の非連結子会社 3社 主要な会社名 　SBCS Co., Ltd. 　SBL Holdings Limitedは清算により子会社でなくなったため、当中間連結会計期間より持分法適用の非連結子会社から除外しております。 (2) 持分法適用の関連会社 23社 主要な会社名 　プロミス株式会社 　エヌ・アイ・エフベンチャーズ株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　エヌ・アイ・エフベンチャーズ株式会社他7社は株式取得により、当中間連結会計期間より持分法適用の関連会社としております。 　また、P.T.Perjahl Leasing Indonesiaは株式売却により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 主要な会社名 　エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 　Sumitomo Mitsui Asset Management (New York) Inc. 　持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 3社 主要な会社名 　SBCS Co., Ltd. (2) 持分法適用の関連会社 25社 主要な会社名 　プロミス株式会社 　エヌ・アイ・エフSMBCベンチャーズ株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　NIFSMBC-V2006S1投資事業有限責任組合他1社は新規設立等により、当中間連結会計期間より持分法適用の関連会社としております。 　また、エヌエスエス投資事業有限責任組合他3社は連結子会社となったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 　該当ありません。 (4) 持分法非適用の関連会社 主要な会社名 　Sumitomo Mitsui Asset Management (New York) Inc. 　持分法非適用の関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社 3社 主要な会社名 　SBCS Co., Ltd. 　SBL Holdings Limitedは清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。 (2) 持分法適用の関連会社 27社 　主要な持分法適用の関連会社名は、「第1 企業の概況 4 関係会社の状況」に記載しているため省略いたしました。 　なお、旧エヌ・アイ・エフベンチャーズ株式会社(エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更)他13社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。 　また、P.T.Perjahl Leasing Indonesia他2社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 主要な会社名 　エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 　Sumitomo Mitsui Asset Management (New York) Inc. 　持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
3 連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日　　5社 4月末日　　1社 6月末日　　53社 7月末日　　1社 9月末日　　60社	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日　　5社 4月末日　　1社 6月末日　　56社 7月末日　　1社 9月末日　　58社	(1) 連結子会社の決算日は次のとおりであります。 9月末日　　5社 10月末日　　1社 12月末日　　48社 1月末日　　1社 3月末日　　58社 　当連結会計年度より、海外連結子会社1社において、決算日を従来の12月末日から3月末日に変更しているため、連結財務諸表上、同社の損益は平成17年1月1日から平成18年3月31日までの15ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。
	(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　なお、平成17年7月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　なお、平成18年8月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2) 9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、平成18年1月に設立された12月末日を決算日とする連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4 会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。 ② 同左	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 2年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	(4) 減価償却の方法 ① 有形固定資産及びリース資産 当行の有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分して計上しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 2年～20年 連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② 無形固定資産 無形固定資産の減価償却は、定額法により償却しております。 なお、自社利用のソフトウェアについては、当行及び国内連結子会社で定める利用可能期間(主として5年)に基づいて償却しております。	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物 7年～50年 動産 2年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	(5)　貸倒引当金の計上基準 　　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。	(5)　貸倒引当金の計上基準 　　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。	(5)　貸倒引当金の計上基準 　　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

	前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
	その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,326,042百万円であります。	その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は715,948百万円であります。	連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は769,340百万円であります。
	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 　同左	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(7) 退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務: 　その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異: 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7) 退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務: 　その発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により損益処理 数理計算上の差異: 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として9年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7) 退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務: 　その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異: 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
	(8) 日本国際博覧会出展引当金の計上基準 　「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。 　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	———	———

	前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
	(9) 特別法上の引当金の計上基準 　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,074百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 　特別法上の引当金は、金融先物取引責任準備金18百万円であり、金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,122百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。
	(10) 外貨建資産・負債の換算基準 　当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 　また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 同左	(9) 外貨建資産・負債の換算基準 　当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 　また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(11) リース取引の処理方法 　当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(10) リース取引の処理方法 同左	(10) リース取引の処理方法 同左
	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(11) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左	(11) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左

	前中間連結会計期間 （自 平成17年4月1日 至 平成17年9月30日）	当中間連結会計期間 （自 平成18年4月1日 至 平成18年9月30日）	前連結会計年度 （自 平成17年4月1日 至 平成18年3月31日）
	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。 ・為替変動リスク・ヘッジ 　当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員	(12) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円(税効果額控除前)、繰延ヘッジ利益の総額は44,682百万円(同前)であります。 ・為替変動リスク・ヘッジ 同左	(12) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。 ・為替変動リスク・ヘッジ 同左

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	・連結会社間取引等 同左	・連結会社間取引等 同左

	前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
	(14) 消費税等の会計処理 　　当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(13) 消費税等の会計処理 　　同左	(13) 消費税等の会計処理 　　同左
	(15) 税効果会計に関する事項 　　中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(14) 税効果会計に関する事項 　　中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	────
5　（中間）連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当中間連結会計期間から適用しております。これにより税金等調整前中間純利益は9,343百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。	———	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当連結会計年度から適用しております。これにより税金等調整前当期純利益は10,869百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。
———	貸借対照表の純資産の部の表示に関する会計基準 　「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号　平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号　平成17年12月9日）が当中間連結会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1)　「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。 　　なお、当中間連結会計期間末における従来の「資本の部」の合計に相当する金額は3,552,655百万円であります。 (2)　負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。 (3)　純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	———

前中間連結会計期間 （自 平成17年4月1日 至 平成17年9月30日）	当中間連結会計期間 （自 平成18年4月1日 至 平成18年9月30日）	前連結会計年度 （自 平成17年4月1日 至 平成18年3月31日）
─────	投資事業組合に関する実務対応報告 　「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」（企業会計基準実務対応報告第20号　平成18年9月8日）が公表日以後終了する中間連結会計期間に係る中間連結財務諸表から適用されることになったことに伴い、当中間連結会計期間から同実務対応報告を適用しております。これによる中間連結貸借対照表等に与える影響は軽微であります。	─────
─────	ストック・オプション等に関する会計基準 　「ストック・オプション等に関する会計基準」（企業会計基準第8号平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年5月31日）を当中間連結会計期間から適用しております。この変更による中間連結貸借対照表等に与える影響は軽微であります。	─────
─────	企業結合に係る会計基準等 　「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号　平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から各会計基準及び同適用指針を適用しております。	─────

前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 至　平成18年3月31日）
――	金融商品に関する会計基準 　「金融商品に係る会計基準」（企業会計審議会　平成11年1月22日）が平成18年8月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する連結会計年度及び中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。 　なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号　平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	――

表示方法の変更

前中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）
————	「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号　平成18年4月28日）により改正され、平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当中間連結会計期間から以下のとおり表示を変更しております。 （中間連結貸借対照表関係） (1)　「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。 (2)　「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。 （中間連結キャッシュ・フロー計算書関係） (1)　「連結調整勘定償却額」は「負ののれん償却額」に含めて表示しております。 (2)　「動産不動産等減価償却費」は、中間連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益（△）」は、「固定資産処分損益（△）」等として表示しております。 　また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。 (3)　営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、中間連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。
————	（中間連結キャッシュ・フロー計算書関係） 　前中間連結会計期間において、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）」（前中間連結会計期間△2,686百万円）は、重要性が増加したため、当中間連結会計期間より区分掲記しております。

注記事項

(中間連結貸借対照表関係)

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
※1　有価証券には、非連結子会社及び関連会社の株式213,079百万円及び出資金1,125百万円を含んでおります。	※1　有価証券には、非連結子会社及び関連会社の株式215,121百万円及び出資金595百万円を含んでおります。	※1　有価証券には、非連結子会社及び関連会社の株式255,459百万円及び出資金3,765百万円を含んでおります。
※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に9,921百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,002,583百万円、当中間連結会計期間末に当該処分をせずに所有しているものは217,437百万円であります。	※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計34,361百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は857,892百万円、当中間連結会計期間末に当該処分をせずに所有しているものは185,462百万円であります。	※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。
※3　貸出金のうち、破綻先債権額は90,003百万円、延滞債権額は1,058,101百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3　貸出金のうち、破綻先債権額は65,026百万円、延滞債権額は620,473百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3　貸出金のうち、破綻先債権額は59,681百万円、延滞債権額は694,658百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
※4　貸出金のうち、3カ月以上延滞債権額は53,845百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は36,865百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は24,571百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5　貸出金のうち、貸出条件緩和債権額は553,812百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は406,751百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は440,471百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,755,763百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,129,117百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,219,383百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。
※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は863,193百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は885,675百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
※8　担保に供している資産は次の 　　とおりであります。 　担保に供している資産	※8　担保に供している資産は次の 　　とおりであります。 　担保に供している資産	※8　担保に供している資産は次の 　　とおりであります。 　担保に供している資産
現金預け金　　　　　85,183百万円	現金預け金　　　　103,547百万円	現金預け金　　　　79,117百万円
特定取引資産　　　326,547百万円	特定取引資産　　　53,278百万円	特定取引資産　　　114,551百万円
有価証券　　　8,202,692百万円	有価証券　　　5,832,862百万円	有価証券　　　9,229,645百万円
貸出金　　　　1,707,149百万円	貸出金　　　　557,311百万円	貸出金　　　　1,552,435百万円
その他資産 (延払資産等)　　　1,206百万円	その他資産 (延払資産等)　　　1,936百万円	その他資産 (延払資産等)　　　1,131百万円
担保資産に対応する債務	担保資産に対応する債務	担保資産に対応する債務
預金　　　　　　13,599百万円	預金　　　　　　16,352百万円	預金　　　　　　19,111百万円
コールマネー 及び売渡手形　　5,279,499百万円	コールマネー 及び売渡手形　　1,340,000百万円	コールマネー 及び売渡手形　　6,996,598百万円
売現先勘定　　　498,622百万円	売現先勘定　　　791,883百万円	売現先勘定　　　383,597百万円
債券貸借取引 受入担保金　　3,443,828百万円	債券貸借取引 受入担保金　　3,003,162百万円	債券貸借取引 受入担保金　　2,543,261百万円
特定取引負債　　190,640百万円	特定取引負債　　139,666百万円	特定取引負債　　196,137百万円
借用金　　　　　14,675百万円	借用金　　　　　930,197百万円	借用金　　　　　27,019百万円
その他負債　　　20,808百万円	その他負債　　　1,352百万円	その他負債　　　36,317百万円
支払承諾　　　　151,927百万円	支払承諾　　　　167,064百万円	支払承諾　　　　157,658百万円
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,919百万円、特定取引資産495,451百万円及び有価証券4,104,898百万円を差し入れております。 　　　また、動産不動産のうち保証金権利金は92,826百万円、その他資産のうち先物取引差入証拠金は8,099百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,108百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,092,185百万円及び貸出金1,621,611百万円を差し入れております。 　　　また、その他資産のうち保証金は79,601百万円、先物取引差入証拠金は4,613百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。 　　　また、動産不動産のうち保証金権利金は91,342百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。
※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,573,369百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,756,332百万円あります。	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,255,842百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,389,278百万円あります。	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,983,663百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,561,432百万円あります。

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は463,186百万円、繰延ヘッジ利益の総額は351,550百万円であります。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は609,225百万円、繰延ヘッジ利益の総額は435,127百万円であります。

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
※11　当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　　　平成10年3月31日及び 　　　　　平成14年3月31日 　一部の連結子会社 　　　　　平成11年3月31日、 　　　　　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　当行 　　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 　また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 再評価を行った年月日 　当行 　　　　　平成10年3月31日及び 　　　　　平成14年3月31日 　一部の連結子会社 　　　　　平成11年3月31日、 　　　　　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　当行 　　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　　　平成10年3月31日及び 　　　　　平成14年3月31日 　一部の連結子会社 　　　　　平成11年3月31日、 　　　　　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　当行 　　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

前中間連結会計期間 (平成17年9月30日現在)	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)
一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 　同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。
※12　動産不動産の減価償却累計額は474,450百万円、リース資産の減価償却累計額は30,104百万円であります。	※12　有形固定資産の減価償却累計額は492,340百万円、リース資産の減価償却累計額は30,904百万円であります。	※12　動産不動産の減価償却累計額は483,099百万円、リース資産の減価償却累計額は30,334百万円であります。
※13　動産不動産の圧縮記帳額 　　　　　　　　66,094百万円 (当中間連結会計期間圧縮記帳額 　　　　　　　　　　―百万円)	※13　有形固定資産の圧縮記帳額 　　　　　　　　64,987百万円 (当中間連結会計期間圧縮記帳額 　　　　　　　　　　―百万円)	※13　動産不動産の圧縮記帳額 　　　　　　　　65,269百万円 (当連結会計年度圧縮記帳額 　　　　　　　　　　―百万円)
※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金685,500百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金617,500百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。
※15　社債には、劣後特約付社債2,125,016百万円が含まれております。	※15　社債には、劣後特約付社債2,138,556百万円が含まれております。	※15　社債には、劣後特約付社債2,132,066百万円が含まれております。

(中間連結損益計算書関係)

前中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
※1 その他経常収益には、株式等売却益44,319百万円を含んでおります。	※1 その他経常収益には、株式等売却益16,366百万円を含んでおります。	※1 その他経常収益には、株式等売却益90,150百万円を含んでおります。 ※2 営業経費には、研究開発費45百万円を含んでおります。
※3 その他経常費用には、貸倒引当金繰入額100,924百万円、貸出金償却32,218百万円及び延滞債権等を売却したことによる損失29,568百万円を含んでおります。	※3 その他経常費用には、貸出金償却48,407百万円、株式等償却7,025百万円、延滞債権等を売却したことによる損失5,545百万円及び持分法による投資損失41,421百万円を含んでおります。	※3 その他経常費用には、貸倒引当金繰入額160,013百万円、貸出金償却50,212百万円、株式等償却32,251百万円及び延滞債権等を売却したことによる損失95,972百万円を含んでおります。
※4 特別利益には、店舗の統廃合等に伴う動産不動産処分益3,200百万円を含んでおります。	※4 特別利益には、退職給付信託返還益36,330百万円、貸倒引当金戻入益7,576百万円及び子会社の増資に伴う持分変動利益4,226百万円を含んでおります。	※4 特別利益には、動産不動産処分益5,467百万円、子会社の増資に伴う持分変動利益2,507百万円及び償却債権取立益31,184百万円を含んでおります。
※5 特別損失には、減損損失9,926百万円及び店舗の統廃合等に伴う動産不動産処分損2,035百万円を含んでおります。	※5 特別損失には、固定資産処分損1,837百万円及び減損損失2,006百万円を含んでおります。	※5 特別損失には、動産不動産処分損3,441百万円及び減損損失11,649百万円を含んでおります。
※6 当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※6 当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※6 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額(百万円)
首都圏	遊休資産41物件	土地、建物等	4,388
近畿圏	営業用店舗12ヵ店	土地、建物等	3,985
近畿圏	遊休資産23物件	土地、建物等	1,312
その他	遊休資産13物件	土地、建物等	240

地域	主な用途	種類	減損損失額(百万円)
首都圏	遊休資産27物件	土地、建物等	873
近畿圏	営業用店舗13ヵ店	土地、建物等	349
近畿圏	遊休資産18物件	土地、建物等	410
その他	遊休資産12物件	土地、建物等	373

地域	主な用途	種類	減損損失額(百万円)
首都圏	遊休資産47物件	土地、建物等	5,277
近畿圏	営業用店舗15ヵ店	土地、建物等	4,668
近畿圏	遊休資産29物件	土地、建物等	1,368
その他	遊休資産15物件	土地、建物等	334

当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。	当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。	当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
当中間連結会計期間は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は6％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	当中間連結会計期間は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	当連結会計年度は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、一部の営業用店舗については使用価値で算出しており、その際に用いた割引率は6％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（中間連結株主資本等変動計算書関係）

I　当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

1　発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（株）	当中間連結会計期間増加株式数（株）	当中間連結会計期間減少株式数（株）	当中間連結会計期間末株式数（株）	摘要
発行済株式					
普通株式	55,212,947	989,721	—	56,202,668	（注）1
第一種優先株式	35,000	—	—	35,000	
第二種優先株式	100,000	—	—	100,000	
第三種優先株式	695,000	—	—	695,000	
第1回第六種優先株式	70,001	—	—	70,001	
合計	56,112,948	989,721	—	57,102,669	
自己株式					
第一種優先株式	—	35,000	—	35,000	（注）2
第二種優先株式	—	100,000	—	100,000	（注）3
第三種優先株式	—	500,000	—	500,000	（注）4
合計	—	635,000	—	635,000	

（注）1　普通株式の発行済株式総数の増加989,721株は、第一種優先株式、第二種優先株式及び第三種優先株式に係る取得請求権の行使による増加であります。

2　第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

3　第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

4　第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に、当該優先株式に係る取得請求権の行使により取得したことによるものであります。

2　新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数(株)				当中間連結会計期間末残高（百万円）	摘要
			前連結会計年度末	当中間連結会計期間		当中間連結会計期間末		
				増加	減少			
連結子会社	—	—					4	
合計							4	

3　配当に関する事項

決議	株式の種類	配当金の総額（百万円）	1株当たりの金額（円）	基準日	効力発生日
平成18年6月29日定時株主総会	普通株式	300,027	5,434	平成18年3月31日	平成18年6月29日

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 　　　　　（金額単位　百万円） 平成17年9月30日現在 現金預け金勘定　　　5,070,282 有利息預け金　　△2,035,519 現金及び 現金同等物　　　　3,034,762	※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 　　　　　（金額単位　百万円） 平成18年9月30日現在 現金預け金勘定　　　3,928,282 有利息預け金　　△1,468,385 現金及び 現金同等物　　　　2,459,896 ※2　重要な非資金取引の内容 　　　株式交換により連結の範囲から除外されたSMBCフレンド証券株式会社他1社の資産及び負債の主な内訳は以下の通りであります。 　　　　　（金額単位　百万円） 資産　　　　　　　　　253,264 （うちその他資産　　125,688） 負債　　　　　　　　　111,804 （うちその他負債　　　97,403）	※1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 　　　　　（金額単位　百万円） 平成18年3月31日現在 現金預け金勘定　　　7,101,693 有利息預け金　　△1,946,475 現金及び 現金同等物　　　　5,155,217

（リース取引関係）

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 　取得価額相当額 　　動産　　　　14,358百万円 　　その他　　　　856百万円 　　合計　　　　15,215百万円 　減価償却累計額相当額 　　動産　　　　8,693百万円 　　その他　　　　400百万円 　　合計　　　　9,093百万円 　中間連結会計期間末残高相当額 　　動産　　　　5,664百万円 　　その他　　　　456百万円 　　合計　　　　6,121百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　2,525百万円 　1年超　　　　3,956百万円 　合計　　　　6,482百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　1,652百万円 　減価償却費相当額　1,481百万円 　支払利息相当額　　128百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 　取得価額相当額 　　動産　　　　10,380百万円 　　その他　　　　663百万円 　　合計　　　　11,043百万円 　減価償却累計額相当額 　　動産　　　　4,530百万円 　　その他　　　　259百万円 　　合計　　　　4,790百万円 　中間連結会計期間末残高相当額 　　動産　　　　5,849百万円 　　その他　　　　403百万円 　　合計　　　　6,253百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　1,767百万円 　1年超　　　　4,672百万円 　合計　　　　6,439百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　1,136百万円 　減価償却費相当額　994百万円 　支払利息相当額　　129百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 　取得価額相当額 　　動産　　　　13,780百万円 　　その他　　　　931百万円 　　合計　　　　14,711百万円 　減価償却累計額相当額 　　動産　　　　5,995百万円 　　その他　　　　450百万円 　　合計　　　　6,445百万円 　年度末残高相当額 　　動産　　　　7,784百万円 　　その他　　　　480百万円 　　合計　　　　8,265百万円 ・未経過リース料年度末残高相当額 　1年内　　　　2,488百万円 　1年超　　　　6,259百万円 　合計　　　　8,748百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　3,463百万円 　減価償却費相当額　3,093百万円 　支払利息相当額　　291百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間連結会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前連結会計年度 （自　平成17年4月1日 　至　平成18年3月31日）
(2)　貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 　取得価額 　　動産　　　　43,847百万円 　　その他　　　2,506百万円 　　合計　　　46,353百万円 　減価償却累計額 　　動産　　　25,387百万円 　　その他　　　1,246百万円 　　合計　　　26,634百万円 　中間連結会計期間末残高 　　動産　　　18,459百万円 　　その他　　　1,259百万円 　　合計　　　19,719百万円 ・未経過リース料中間連結会計期間末残高相当額 　　1年内　　　6,787百万円 　　1年超　　14,145百万円 　　合計　　　20,932百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　　4,113百万円 　減価償却費　　　3,505百万円 　受取利息相当額　　527百万円 ・利息相当額の算定方法 　　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1)　借手側 ・未経過リース料 　　1年内　　15,333百万円 　　1年超　　66,970百万円 　　合計　　　82,304百万円 (2)　貸手側 ・未経過リース料 　　1年内　　　368百万円 　　1年超　　　802百万円 　　合計　　　1,171百万円 　　なお、上記1、2に記載した貸手側の未経過リース料のうち3,079百万円を借用金等の担保に提供しております。	(2)　貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 　取得価額 　　動産　　　43,670百万円 　　その他　　　2,532百万円 　　合計　　　46,202百万円 　減価償却累計額 　　動産　　　25,475百万円 　　その他　　　1,325百万円 　　合計　　　26,800百万円 　中間連結会計期間末残高 　　動産　　　18,194百万円 　　その他　　　1,207百万円 　　合計　　　19,401百万円 ・未経過リース料中間連結会計期間末残高相当額 　　1年内　　　7,070百万円 　　1年超　　13,311百万円 　　合計　　　20,381百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　　4,316百万円 　減価償却費　　　3,726百万円 　受取利息相当額　　519百万円 ・利息相当額の算定方法 　　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1)　借手側 ・未経過リース料 　　1年内　　16,740百万円 　　1年超　　77,611百万円 　　合計　　　94,351百万円 (2)　貸手側 ・未経過リース料 　　1年内　　　374百万円 　　1年超　　　683百万円 　　合計　　　1,057百万円 　　なお、上記1、2に記載した貸手側の未経過リース料のうち3,131百万円を借用金等の担保に提供しております。	(2)　貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 　取得価額 　　動産　　　44,374百万円 　　その他　　　2,382百万円 　　合計　　　46,757百万円 　減価償却累計額 　　動産　　　25,404百万円 　　その他　　　1,169百万円 　　合計　　　26,574百万円 　年度末残高 　　動産　　　18,969百万円 　　その他　　　1,212百万円 　　合計　　　20,182百万円 ・未経過リース料年度末残高相当額 　　1年内　　　6,908百万円 　　1年超　　14,411百万円 　　合計　　　21,319百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　　8,312百万円 　減価償却費　　　7,129百万円 　受取利息相当額　1,052百万円 ・利息相当額の算定方法 　　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1)　借手側 ・未経過リース料 　　1年内　　15,820百万円 　　1年超　　80,405百万円 　　合計　　　96,225百万円 (2)　貸手側 ・未経過リース料 　　1年内　　　334百万円 　　1年超　　　585百万円 　　合計　　　920百万円 　　なお、上記1、2に記載した貸手側の未経過リース料のうち2,762百万円を借用金等の担保に提供しております。

（有価証券関係）

※1 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2 「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

I 前中間連結会計期間
　1　売買目的有価証券（平成17年9月30日現在）

	中間連結貸借対照表計上額（百万円）	前中間連結会計期間の損益に含まれた評価差額（百万円）
売買目的有価証券	1,589,914	△1,296

　2　満期保有目的の債券で時価のあるもの（平成17年9月30日現在）

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	うち益（百万円）	うち損（百万円）
国債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社債	69,747	68,907	△840	—	840
その他	27,678	28,120	441	441	—
合計	815,806	808,394	△7,411	1,390	8,802

（注）1　時価は、前中間連結会計期間末日における市場価格等に基づいております。
　　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

　3　その他有価証券で時価のあるもの（平成17年9月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
株式	1,874,742	2,845,966	971,224	1,007,769	36,545
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,154,232	19,030,379	876,146	1,046,595	170,448

（注）1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
　　　2　中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。前中間連結会計期間におけるこの減損処理額は142百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

　　　破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
　　　要注意先　　　　　　　　　　　　　　　時価が取得原価に比べて30%以上下落
　　　正常先　　　　　　　　　　　　　　　　時価が取得原価に比べて50%以上下落

　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該中間連結会計期間中に売却した満期保有目的の債券
　　該当ありません。

5　当該中間連結会計期間中に売却したその他有価証券(自　平成17年4月1日　至　平成17年9月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	24,072,115	86,571	13,986

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成17年9月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	233
その他	5,271
その他有価証券	
非上場株式(店頭売買株式を除く)	469,448
非上場債券	2,264,800
非上場外国証券	424,029
その他	255,131

7　保有目的を変更した有価証券
　　該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成17年9月30日現在)

	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	450,737	2,087,783	565,488	802,079
合計	2,789,216	9,445,435	3,183,649	3,858,132

II 当中間連結会計期間

1 満期保有目的の債券で時価のあるもの(平成18年9月30日現在)

	中間連結貸借対照表 計上額(百万円)	時価(百万円)	差額(百万円)
国債	749,983	740,068	△9,915
地方債	96,997	94,594	△2,403
社債	379,828	375,729	△4,099
その他	9,917	10,139	222
合計	1,236,726	1,220,530	△16,195

(注) 時価は、当中間連結会計期間末日における市場価格等に基づいております。

2 その他有価証券で時価のあるもの(平成18年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表 計上額(百万円)	評価差額(百万円)
株式	1,975,076	3,624,863	1,649,787
債券	9,328,369	9,152,117	△176,252
国債	7,874,685	7,719,249	△155,436
地方債	512,392	501,778	△10,613
社債	941,292	931,089	△10,202
その他	4,175,686	4,140,944	△34,742
合計	15,479,132	16,917,925	1,438,792

(注) 1 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

2 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は1,243百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
要注意先　　　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
正常先　　　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額(平成18年9月30日現在)

	金額(百万円)
満期保有目的の債券	
その他	8,667
その他有価証券	
非上場株式(店頭売買株式を除く)	472,476
非上場債券	2,729,834
非上場外国証券	473,946
その他	393,974

III 前連結会計年度

1 売買目的有価証券(平成18年3月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,088,599	△648

2 満期保有目的の債券で時価のあるもの(平成18年3月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	—	3,365
社債	379,514	371,461	△8,053	—	8,053
その他	19,619	19,893	274	274	—
合計	1,246,230	1,215,449	△30,780	580	31,361

(注) 1 時価は、前連結会計年度末日における市場価格等に基づいております。
2 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3 その他有価証券で時価のあるもの(平成18年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,869,734	3,536,280	1,666,545	1,684,986	18,440
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,747,793	20,084,985	1,337,192	1,734,027	396,834

(注) 1 評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。
2 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は21百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　　時価が取得原価に比べて下落
要注意先　　　　　　　　　　　　　　時価が取得原価に比べて30%以上下落
正常先　　　　　　　　　　　　　　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当該連結会計年度中に売却した満期保有目的の債券
    該当ありません。

5 当該連結会計年度中に売却したその他有価証券(自　平成17年4月1日　至　平成18年3月31
    日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	33,080,724	135,677	78,580

6 時価のない有価証券の主な内容及び連結貸借対照表計上額(平成18年3月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	242
その他	3,758
その他有価証券	
非上場株式(店頭売買株式を除く)	455,241
非上場債券	2,518,691
非上場外国証券	456,400
その他	295,383

7 保有目的を変更した有価証券
    該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成18年3月31日現在)

	1年以内(百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超(百万円)
債券	5,841,430	4,784,630	2,468,673	3,037,217
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,663	2,471,547	906,156	110,713
その他	870,175	1,564,446	682,146	848,570
合計	6,711,606	6,349,076	3,150,820	3,885,788

（金銭の信託関係）

Ⅰ　前中間連結会計期間

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成17年9月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	602	811	209	209	—

（注）1　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　当中間連結会計期間

1　満期保有目的の金銭の信託

該当ありません。

2　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成18年9月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）
その他の金銭の信託	2,602	2,820	217

（注）　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

III　前連結会計年度

　1　運用目的の金銭の信託

　　　該当ありません。

　2　満期保有目的の金銭の信託

　　　該当ありません。

　3　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成18年3月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	2,703	2,912	209	209	—

（注）　1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

　　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）
I　前中間連結会計期間
○その他有価証券評価差額金（平成17年9月30日現在）
中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	877,328
その他有価証券	877,118
その他の金銭の信託	209
（△）繰延税金負債	355,482
その他有価証券評価差額金（持分相当額調整前）	521,845
（△）少数株主持分相当額	8,456
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	653
その他有価証券評価差額金	514,042

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

II　当中間連結会計期間
○その他有価証券評価差額金（平成18年9月30日現在）
中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	1,439,004
その他有価証券	1,438,786
その他の金銭の信託	217
（△）繰延税金負債	584,262
その他有価証券評価差額金（持分相当額調整前）	854,741
（△）少数株主持分相当額	6,261
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,809
その他有価証券評価差額金	850,289

（注）　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅲ　前連結会計年度

〇その他有価証券評価差額金（平成18年３月31日現在）

　　連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	1,340,638
その他有価証券	1,340,429
その他の金銭の信託	209
（△）繰延税金負債	544,654
その他有価証券評価差額金（持分相当額調整前）	795,984
（△）少数株主持分相当額	5,684
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	3,431
その他有価証券評価差額金	793,731

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。

　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

(デリバティブ取引関係)

I　前中間連結会計期間

　(1) 金利関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	116,138,624	△6,184	△6,184
	金利オプション	1,082,176	20	20
店頭	金利先渡契約	6,215,118	111	111
	金利スワップ	411,106,356	151,231	151,231
	金利スワップション	5,201,157	17,173	17,173
	キャップ	24,906,956	△4,840	△4,840
	フロアー	726,587	650	650
	その他	930,361	5,305	5,305
	合計	―	163,467	163,467

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△250百万円(損失)であります。

　(2) 通貨関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	19,821,747	158,980	110,433
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	45,519,103	△64,545	△64,545
	通貨オプション	5,989,932	△20,629	△20,629
	その他	―	―	―
	合計	―	87,214	38,668

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△605百万円(損失)であります。

(3) 株式関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	148,101	23	23
	株式指数オプション	1,370	2	2
店頭	有価証券店頭オプション	37,365	152	152
	有価証券店頭指数等スワップ	―	―	―
	合計	―	178	178

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,141,471	△4,279	△4,279
	債券先物オプション	51,012	40	40
店頭	債券先渡契約	269,191	1,393	1,393
	債券店頭オプション	1,131,734	3,265	3,265
	合計	―	420	420

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	10,240	△117	△117
	合計	―	12,664	12,664

(注)　1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	192,332	871	871
	その他	1,944	△4	△4
	合計	―	866	866

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　当中間連結会計期間

(1) 金利関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	104,551,884	△951	△951
店頭	金利先渡契約	10,103,047	△516	△516
	金利スワップ	430,348,581	95,170	95,170
	金利スワップション	5,418,113	23,650	23,650
	キャップ	24,281,152	△23,902	△23,902
	フロアー	4,672,579	1,316	1,316
	その他	4,316,614	22,838	22,838
	合計	—	117,605	117,605

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△183百万円(損失)であります。

(2) 通貨関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,049,213	90,411	45,306
	通貨スワップション	2,100,318	8,382	8,382
	為替予約	48,856,800	△54,205	△54,205
	通貨オプション	7,624,342	△61,336	△61,336
	合計	—	△16,747	△61,853

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの、又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は74百万円(利益)であります。

(3) 株式関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	89,869	△21	△21
店頭	有価証券店頭オプション	183,359	0	0
	合計	—	△21	△21

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,860,765	△537	△537
店頭	債券先渡契約	68,993	1,693	1,693
	債券店頭オプション	104,000	△12	△12
	合計	―	1,142	1,142

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物	14,496	△268	△268
店頭	商品スワップ	560,099	90,463	90,463
	商品オプション	43,822	5,768	5,768
	合計	―	95,963	95,963

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	1,321,566	1,118	1,118
	その他	175	△0	△0
	合計	―	1,117	1,117

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成17年4月1日　至　平成18年3月31日)
　1　取引の状況に関する事項
　　(1)　取引の内容
　　　　当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

　　(2)　取引の利用目的、取組方針
　　　　当行では、お客さまのヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
　　　　金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
　　　　預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
　　　　小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
　　　　異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
　　　　連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

　　(3)　取引に係るリスクの内容
　　　　デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
　　　　特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

　　当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正な
レベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向
上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のた
め、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制
としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種
リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させ
る等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運
営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引
を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、
リスク量並びに損益について厳正なチェック機能が働く体制としております。

　　市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法
を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管
理しております。当行ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

　　当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経
営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場
部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締
役会や経営会議にリスク状況が報告される体制としております。

　　信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相
手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を
締結する等、信用リスクを抑制する運営も行っております。

　　また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間
等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を
市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守
状況、市場動向等をモニタリングする体制としております。

　　なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① 　VaR(保有期間１日、片側信頼区間99.0％)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	33	14	23	31
バンキング	733	330	507	652

(注)　トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 　信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成18年３月31日現在) (億円)
金利スワップ	42,067
通貨スワップ	12,905
先物外国為替	10,604
金利オプション(買)	696
通貨オプション(買)	1,708
その他の金融派生商品	2,259
一括清算ネッティング契約 による信用リスク削減効果	△39,854
合計	30,385

(注)　1　上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リ
スク相当額であります。
　　　2　一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を
相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2 取引の時価等に関する事項

(1) 金利関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	49,280,626	2,201,562	60,069	60,069
	買建	50,392,316	2,231,955	△64,209	△64,209
	金利オプション				
	売建	176,220	―	△178	△178
	買建	2,702,918	2,526,698	691	691
店頭	金利先渡契約				
	売建	801,161	―	1	1
	買建	7,893,630	216,820	△98	△98
	金利スワップ	419,004,775	332,469,434	125,400	125,400
	受取固定・支払変動	199,965,277	160,275,395	△1,679,647	△1,679,647
	受取変動・支払固定	199,616,162	157,990,571	1,789,467	1,789,467
	受取変動・支払変動	19,271,520	14,070,934	20,004	20,004
	金利スワップション				
	売建	2,088,827	1,524,826	△45,860	△45,860
	買建	2,237,396	1,836,727	82,932	82,932
	キャップ				
	売建	13,530,699	9,447,218	△28,931	△28,931
	買建	7,730,947	5,314,256	16,252	16,252
	フロアー				
	売建	413,170	205,858	△1,460	△1,460
	買建	211,275	124,754	1,661	1,661
	その他				
	売建	717,241	554,895	△5,505	△5,505
	買建	2,034,707	1,470,629	15,554	15,554
	合計	―	―	156,319	156,319

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△589百万円(損失)であります。

2 時価の算定

取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,198,723	12,978,281	75,779	64,049
	通貨スワップション				
	売建	1,021,039	1,009,291	△2,495	△2,502
	買建	1,237,505	1,215,027	12,292	12,299
	為替予約	46,901,982	3,882,673	△139,352	△139,352
	通貨オプション				
	売建	3,516,658	1,672,181	△126,859	△126,859
	買建	3,297,890	1,501,779	71,540	71,540
	合計	—	—	△109,095	△120,825

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△246百万円(損失)であります。
　　2　時価の算定
　　　割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	20,967	—	△1,037	△1,037
	買建	23,459	—	1,103	1,103
店頭	有価証券店頭オプション				
	売建	19,051	19,051	238	238
	買建	21,672	21,672	△219	△219
	合計	—	—	84	84

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	565,847	—	3,517	3,517
	買建	627,879	—	△5,063	△5,063
	債券先物オプション				
	売建	4,699	—	△88	△88
	買建	42,880	2,937	122	122
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	17,038	9,517	1,614	1,614
	債券店頭オプション				
	売建	162,044	13,044	△540	△540
	買建	349,000	—	1,525	1,525
	合計	—	—	1,088	1,088

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ				
	固定価格受取・変動価格支払	211,239	180,091	△136,629	△136,629
	変動価格受取・固定価格支払	202,635	168,747	153,389	153,389
	商品オプション				
	売建	9,924	7,454	△8,056	△8,056
	買建	8,921	7,135	7,875	7,875
	合計	—	—	16,578	16,578

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2 時価の算定
　　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　　3 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	301,923	298,381	118	118
	買建	306,790	298,748	1,359	1,359
	その他				
	売建	754	—	△23	△23
	買建	140	—	7	7
	合計	—	—	1,462	1,462

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2 時価の算定
　　　　割引現在価値やオプション価格計算モデルにより算定しております。
　　　3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（ストック・オプション等関係）

I　当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

　　1　ストック・オプションにかかる当中間連結会計期間における費用計上額及び科目名

　　　　営業経費　4百万円

(セグメント情報)

【事業の種類別セグメント情報】

前中間連結会計期間(自　平成17年4月1日　至　平成17年9月30日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する 　　経常収益	1,188,262	116,781	1,305,043	―	1,305,043
(2) セグメント間の内部 　　経常収益	15,829	71,054	86,884	(86,884)	―
計	1,204,092	187,836	1,391,928	(86,884)	1,305,043
経常費用	822,321	139,093	961,414	(79,299)	882,115
経常利益	381,771	48,742	430,513	(7,585)	422,928

(注)　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
　　　　　えて、それぞれ経常収益及び経常利益を記載しております。
　　　2　各事業の主な内容
　　　　　(1) 銀行業…………銀行業
　　　　　(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　システム開発・情報処理業

当中間連結会計期間(自　平成18年4月1日　至　平成18年9月30日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する 　　経常収益	1,232,543	119,995	1,352,539	―	1,352,539
(2) セグメント間の内部 　　経常収益	18,351	75,274	93,626	(93,626)	―
計	1,250,895	195,270	1,446,165	(93,626)	1,352,539
経常費用	936,979	181,287	1,118,267	(84,492)	1,033,774
経常利益	313,915	13,982	327,898	(9,133)	318,765

(注)　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
　　　　　えて、それぞれ経常収益及び経常利益を記載しております。
　　　2　各事業の主な内容
　　　　　(1) 銀行業…………銀行業
　　　　　(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　システム開発・情報処理業

前連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する 経常収益	2,492,715	257,559	2,750,274	—	2,750,274
(2) セグメント間の内部 経常収益	37,625	147,262	184,888	(184,888)	—
計	2,530,340	404,822	2,935,163	(184,888)	2,750,274
経常費用	1,764,329	291,576	2,055,905	(167,693)	1,888,212
経常利益	766,011	113,246	879,258	(17,195)	862,062

(注)　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
えて、それぞれ経常収益及び経常利益を記載しております。
　　　2　各事業の主な内容
　　　(1)　銀行業…………銀行業
　　　(2)　その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　システム開発・情報処理業

【所在地別セグメント情報】
前中間連結会計期間(自　平成17年4月1日　至　平成17年9月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する 　　経常収益	1,126,550	77,198	46,207	55,087	1,305,043	—	1,305,043
(2) セグメント間の内部 　　経常収益	28,022	20,627	1,741	15,872	66,264	(66,264)	—
計	1,154,572	97,826	47,949	70,960	1,371,308	(66,264)	1,305,043
経常費用	796,527	68,063	40,756	38,992	944,340	(62,225)	882,115
経常利益	358,045	29,762	7,192	31,967	426,967	(4,039)	422,928

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を
　　　　考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益
　　　　及び経常利益を記載しております。
　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和
　　　　国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が
　　　　属しております。

当中間連結会計期間(自　平成18年4月1日　至　平成18年9月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する 　　経常収益	1,058,689	119,153	81,991	92,704	1,352,539	—	1,352,539
(2) セグメント間の内部 　　経常収益	44,782	21,822	2,849	27,032	96,487	(96,487)	—
計	1,103,472	140,976	84,841	119,737	1,449,026	(96,487)	1,352,539
経常費用	856,680	101,982	68,373	95,777	1,122,813	(89,039)	1,033,774
経常利益	246,791	38,993	16,468	23,960	326,213	(7,448)	318,765

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を
　　　　考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益
　　　　及び経常利益を記載しております。
　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和
　　　　国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が
　　　　属しております。

前連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	2,301,555	176,478	124,853	147,387	2,750,274	―	2,750,274
(2) セグメント間の内部経常収益	68,911	41,079	3,334	35,490	148,816	(148,816)	―
計	2,370,466	217,558	128,188	182,878	2,899,091	(148,816)	2,750,274
経常費用	1,633,002	152,293	103,720	136,890	2,025,906	(137,693)	1,888,212
経常利益	737,464	65,265	24,468	45,987	873,185	(11,122)	862,062

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

【海外経常収益】

前中間連結会計期間(自　平成17年4月1日　至　平成17年9月30日)

	金額(百万円)
I　海外経常収益	178,493
II　連結経常収益	1,305,043
III　海外経常収益の連結経常収益に占める割合(%)	13.7

(注)　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

当中間連結会計期間(自　平成18年4月1日　至　平成18年9月30日)

	金額(百万円)
I　海外経常収益	293,849
II　連結経常収益	1,352,539
III　海外経常収益の連結経常収益に占める割合(%)	21.7

(注)　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

	金額(百万円)
I　海外経常収益	448,719
II　連結経常収益	2,750,274
III　海外経常収益の連結経常収益に占める割合(%)	16.3

(注)　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（企業結合等関係）

当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

（子会社の企業結合関係）

1　子会社を含む結合当事企業の名称及びその事業の内容、企業結合を行った主な理由、企業結合日並びに法的形式を含む企業結合の概要

　(1) 子会社を含む結合当事企業の名称及びその事業の内容

　　　株式会社三井住友フィナンシャルグループ（事業の内容：銀行持株会社）

　　　SMBCフレンド証券株式会社（事業の内容：証券業）

　(2) 企業結合を行った主な理由

　　　わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当行の親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。

　(3) 企業結合日

　　　平成18年9月1日

　(4) 法的形式を含む企業結合の概要

　　　当行の親会社である株式会社三井住友フィナンシャルグループは、株式交換により当行の子会社であったSMBCフレンド証券株式会社を完全子会社といたしました。

2　実施した会計処理の概要

　(1) 個別財務諸表上の会計処理

　　　株式会社三井住友フィナンシャルグループ株式の取得原価は、株式交換直前のSMBCフレンド証券株式会社株式の帳簿価額に基づいて算定しており、交換損益の計上はありません。

　(2) 連結財務諸表上の会計処理

　　　SMBCフレンド証券株式会社への投資の修正額は取り崩し、「連結子会社の減少に伴う減少」として利益剰余金を減少させております。

3　事業の種類別セグメントにおいて、当該子会社が含まれていた事業区分

　　　その他事業

4　当中間連結会計期間の中間連結損益計算書に計上されている当該子会社に係る損益の概算額

　　　経常収益　　　27,565百万円

　　　経常利益　　　8,955百万円

(１株当たり情報)

		前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
１株当たり純資産額	円	32,069.28	54,445.50	41,444.83
１株当たり中間(当期)純利益	円	5,628.61	3,963.89	9,864.54
潜在株式調整後１株当たり 中間(当期)純利益	円	5,479.30	3,897.22	9,827.19

(注)　1　「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号　平成14年9月25日)が平成18年1月31日付で改正され、会社法施行日以後終了する中間連結会計期間から適用されることになったことに伴い、当中間連結会計期間から同適用指針を適用し、１株当たり純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ１株当たり純資産額は1,559円87銭減少しております。

　　　　2　１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
１株当たり中間(当期)純利益				
中間(当期)純利益	百万円	310,772	220,078	563,584
普通株主に帰属しない金額	百万円	―	―	18,934
(うち優先配当額)	百万円	―	―	18,934
普通株式に係る中間(当期) 純利益	百万円	310,772	220,078	544,650
普通株式の(中間)期中平均 株式数	千株	55,212	55,520	55,212
潜在株式調整後１株当たり 中間(当期)純利益				
中間(当期)純利益調整額	百万円	△2	△7	12,718
(うち優先配当額)	百万円	―	―	12,739
(うち連結子会社及び 持分法適用関連会社 発行の新株予約権)	百万円	△2	△7	△20
普通株式増加数	千株	1,504	947	1,504
(うち優先株式)	千株	1,504	947	1,504
希薄化効果を有しないため、潜在株式調整後１株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要		―	―	―

3 1株当たり純資産額の算定上の基礎は、次のとおりであります。

		前中間連結会計期間末 （平成17年9月30日）	当中間連結会計期間末 （平成18年9月30日）	前連結会計年度末 （平成18年3月31日）
純資産の部の合計額	百万円	―	4,497,004	―
純資産の部の合計額から 控除する金額	百万円	―	1,437,021	―
（うち優先株式）	百万円	―	405,003	―
（うち新株予約権）	百万円	―	4	―
（うち少数株主持分）	百万円	―	1,032,013	―
普通株式に係る中間期末の 純資産額	百万円	―	3,059,982	―
1株当たり純資産額の 算定に用いられた中間 期末の普通株式の数	千株	―	56,202	―

(重要な後発事象)

前中間連結会計期間 （自　平成17年４月１日 　至　平成17年９月30日）	当中間連結会計期間 （自　平成18年４月１日 　至　平成18年９月30日）	前連結会計年度 （自　平成17年４月１日 　至　平成18年３月31日）
────────	当行は、平成18年12月４日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする100％出資子会社を英国領ケイマン諸島に設立することを決議いたしました。決議された発行予定の優先出資証券の概要は次のとおりであります。 <table><tr><td>発行体</td><td>SMBC Preferred Capital USD 1 Limited</td><td>SMBC Preferred Capital GBP 1 Limited</td></tr><tr><td></td><td colspan="2">英国領ケイマン諸島に新たに設立する、当行が議決権を100％保有する海外特別目的子会社</td></tr><tr><td>証券の種類</td><td>米ドル建配当非累積的永久優先出資証券</td><td>英ポンド建配当非累積的永久優先出資証券</td></tr><tr><td></td><td colspan="2">当行普通株式への交換権は付与されません</td></tr><tr><td>発行総額</td><td>未定</td><td>未定</td></tr><tr><td>資金使途</td><td colspan="2">当行に対する永久劣後特約付貸付に充当</td></tr><tr><td>優先順位</td><td colspan="2">本優先出資証券は、残余財産分配請求権において、当行が発行する優先株式と実質的に同順位</td></tr><tr><td>発行形態</td><td>SMFG Preferred Capital USD 1 Limitedに対して全額割り当てる</td><td>SMFG Preferred Capital GBP 1 Limitedに対して全額割り当てる</td></tr><tr><td>上場</td><td colspan="2">非上場</td></tr></table> （注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。	1　当行は、平成18年４月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。 2　当行の完全親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。

(2)　【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前事業年度 要約貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(資産の部)							
現金預け金	※8	4,661,738	5.00	3,844,197	4.13	6,589,967	6.76
コールローン		607,319	0.65	1,275,484	1.37	576,909	0.59
買現先勘定		80,057	0.09	81,686	0.09	81,470	0.08
債券貸借取引支払保証金		2,165,749	2.32	1,067,359	1.15	1,956,650	2.01
買入手形		100,000	0.11	1,761	0.00	—	—
買入金銭債権	※8	138,907	0.15	360,065	0.39	115,637	0.12
特定取引資産	※8	3,368,665	3.61	3,085,593	3.31	3,694,791	3.79
金銭の信託		811	0.00	2,820	0.00	2,912	0.00
有価証券	※1,2,8	23,039,486	24.69	22,047,445	23.67	25,202,541	25.87
貸出金	※3,4,5,6,7,8,9	50,949,158	54.61	53,902,477	57.87	51,857,559	53.22
外国為替	※7	823,751	0.88	868,028	0.93	877,570	0.90
その他資産	※8,10	1,647,867	1.77	1,432,776	1.54	1,567,812	1.61
動産不動産	※8,11,12,16	640,700	0.69	—	—	639,538	0.66
有形固定資産	※11,12,16	—	—	553,697	0.59	—	—
無形固定資産		—	—	73,251	0.08	—	—
繰延税金資産		1,328,517	1.42	889,187	0.95	976,203	1.00
支払承諾見返		4,513,173	4.84	4,435,152	4.76	4,120,300	4.23
貸倒引当金		△772,141	△0.83	△771,822	△0.83	△816,437	△0.84
資産の部合計		93,293,761	100.00	93,149,162	100.00	97,443,428	100.00

区分	注記番号	前中間会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前事業年度 要約貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
（負債の部）							
預金		63,380,886	67.94	66,147,242	71.01	65,070,784	66.78
譲渡性預金		2,602,639	2.79	2,393,807	2.57	3,151,382	3.23
コールマネー	※8	2,172,456	2.33	2,547,399	2.74	2,833,865	2.91
売現先勘定	※8	469,130	0.50	790,836	0.85	382,082	0.39
債券貸借取引受入担保金	※8	3,612,024	3.87	3,141,635	3.37	2,709,084	2.78
売渡手形	※8	3,795,800	4.07	—	—	5,104,100	5.24
特定取引負債		1,533,711	1.64	1,635,612	1.76	2,515,932	2.58
借用金	※7, 8,13	2,067,062	2.22	2,909,422	3.12	2,023,023	2.08
外国為替		431,622	0.46	333,041	0.36	449,560	0.46
社債	※14	3,872,570	4.15	3,710,437	3.98	3,776,707	3.87
借託勘定借		42,260	0.05	50,733	0.06	318,597	0.33
その他負債		1,571,010	1.68	1,503,085	1.61	1,295,135	1.33
賞与引当金		8,239	0.01	8,277	0.01	8,691	0.01
ポイント引当金		—	—	792	0.00	—	—
日本国際博覧会出展引当金		284	0.00	—	—	—	—
特別法上の引当金	※15	18	0.00	18	0.00	18	0.00
再評価に係る繰延税金負債	※16	49,637	0.05	49,276	0.05	49,384	0.05
支払承諾	※8	4,513,173	4.84	4,435,152	4.76	4,120,300	4.23
負債の部合計		90,122,526	96.60	89,656,772	96.25	93,808,652	96.27
（資本の部）							
資本金		664,986	0.71	—	—	664,986	0.68
資本剰余金		1,367,548	1.47	—	—	1,367,548	1.40
資本準備金		665,033		—		665,033	
その他資本剰余金		702,514		—		702,514	
利益剰余金		607,900	0.65	—	—	794,033	0.82
任意積立金		221,502		—		221,502	
中間(当期)未処分利益		386,398		—		572,531	
土地再評価差額金	※16	24,488	0.03	—	—	24,716	0.03
その他有価証券評価差額金		506,310	0.54	—	—	783,491	0.80
資本の部合計		3,171,235	3.40	—	—	3,634,776	3.73
負債及び資本の部合計		93,293,761	100.00	—	—	97,443,428	100.00

区分	注記番号	前中間会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	当中間会計期間 (平成18年9月30日現在) 金額(百万円)	構成比 (%)	前事業年度 要約貸借対照表 (平成18年3月31日現在) 金額(百万円)	構成比 (%)
(純資産の部)							
資本金		—	—	664,986	0.71	—	—
資本剰余金		—	—	1,367,548	1.47	—	—
資本準備金		—		665,033		—	
その他資本剰余金		—		702,514		—	
利益剰余金		—	—	677,810	0.73	—	—
その他利益剰余金		—		677,810		—	
海外投資等損失準備金		—		0		—	
行員退職積立金		—		1,656		—	
別途準備金		—		219,845		—	
繰越利益剰余金		—		456,308		—	
自己株式		—	—	—	—	—	—
株主資本合計		—	—	2,710,345	2.91	—	—
その他有価証券評価差額金		—	—	841,657	0.90	—	—
繰延ヘッジ損益		—	—	△84,171	△0.09	—	—
土地再評価差額金	※16	—	—	24,558	0.03	—	—
評価・換算差額等合計		—	—	782,045	0.84	—	—
純資産の部合計		—	—	3,492,390	3.75	—	—
負債及び純資産の部合計		—	—	93,149,162	100.00	—	—

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	百分比(%)	当中間会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)	百分比(%)	前事業年度 要約損益計算書 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)	百分比(%)
経常収益		1,091,687	100.00	1,115,678	100.00	2,287,935	100.00
資金運用収益		663,008		777,964		1,426,546	
(うち貸出金利息)		(482,842)		(536,196)		(990,853)	
(うち有価証券利息配当金)		(120,742)		(155,120)		(317,180)	
信託報酬		4,284		1,407		8,626	
役務取引等収益		220,503		219,239		474,972	
特定取引収益		5,055		43,432		13,250	
その他業務収益		158,767		55,870		273,861	
その他経常収益	※1	40,067		17,763		90,678	
経常費用		731,908	67.04	846,600	75.88	1,567,002	68.49
資金調達費用		208,658		334,155		472,002	
(うち預金利息)		(96,313)		(172,533)		(226,926)	
役務取引等費用		57,070		59,752		108,296	
特定取引費用		1,485		3,307		1,312	
その他業務費用		17,757		91,580		63,613	
営業経費	※2	301,739		294,617		604,098	
その他経常費用	※3	145,197		63,187		317,679	
経常利益		359,778	32.96	269,078	24.12	720,933	31.51
特別利益	※4	2,459	0.22	50,368	4.51	34,763	1.52
特別損失	※5,6	7,122	0.65	21,095	1.89	9,024	0.39
税引前中間(当期)純利益		355,115	32.53	298,351	26.74	746,672	32.64
法人税、住民税及び事業税		5,081	0.46	7,753	0.69	13,512	0.59
法人税等調整額		51,267	4.70	106,951	9.59	213,639	9.34
中間(当期)純利益		298,766	27.37	183,646	16.46	519,520	22.71
前期繰越利益		69,774		—		69,774	
土地再評価差額金取崩額		17,856		—		17,629	
中間配当額		—		—		34,393	
中間(当期)未処分利益		386,398		—		572,531	

③ 【中間株主資本等変動計算書】

当中間会計期間（自　平成18年4月1日　至　平成18年9月30日）

	株主資本			
	資本金	資本剰余金		
		資本準備金	その他資本剰余金	資本剰余金合計
平成18年3月31日残高(百万円)	664,986	665,033	702,514	1,367,548
中間会計期間中の変動額				
海外投資等損失準備金取崩				
剰余金の配当				
中間純利益				
土地再評価差額金取崩				
株主資本以外の項目の　中間会計期間中の変動額(純額)				
中間会計期間中の変動額合計(百万円)	—	—	—	—
平成18年9月30日残高(百万円)	664,986	665,033	702,514	1,367,548

	株主資本						
	利益剰余金					自己株式	株主資本合計
	その他利益剰余金				利益剰余金合計		
	海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金			
平成18年3月31日残高(百万円)	1	1,656	219,845	572,531	794,033	—	2,826,568
中間会計期間中の変動額							
海外投資等損失準備金取崩	△0			0	—		—
剰余金の配当				△300,027	△300,027		△300,027
中間純利益				183,646	183,646		183,646
土地再評価差額金取崩				157	157		157
株主資本以外の項目の　中間会計期間中の変動額(純額)							
中間会計期間中の変動額合計(百万円)	△0	—	—	△116,222	△116,223	—	△116,223
平成18年9月30日残高(百万円)	0	1,656	219,845	456,308	677,810	—	2,710,345

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
平成18年3月31日残高(百万円)	783,491	—	24,716	808,207	3,634,776
中間会計期間中の変動額					
海外投資等損失準備金取崩					—
剰余金の配当					△300,027
中間純利益					183,646
土地再評価差額金取崩					157
株主資本以外の項目の　中間会計期間中の変動額(純額)	58,166	△84,171	△157	△26,162	△26,162
中間会計期間中の変動額合計(百万円)	58,166	△84,171	△157	△26,162	△142,385
平成18年9月30日残高(百万円)	841,657	△84,171	24,558	782,045	3,492,390

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 　至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 　至　平成18年3月31日）
1　特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	同左	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。
2　有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。
	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2(1)と同じ方法により行っております。	(2) 同左	(2) 同左
3　デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。	同左	同左

	前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前事業年度 (自　平成17年4月1日 至　平成18年3月31日)
4　固定資産の減価償却の方法	(1) 動産不動産 　動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 　なお、主な耐用年数は次のとおりであります。 　建物　7年〜50年 　動産　2年〜20年	(1) 有形固定資産 　有形固定資産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 　なお、主な耐用年数は次のとおりであります。 　建物　7年〜50年 　動産　2年〜20年	(1) 動産不動産 　動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 　建物　7年〜50年 　動産　2年〜20年
	(2) ソフトウェア 　自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) 無形固定資産 　無形固定資産の減価償却は、定額法により償却しております。 　なお、自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づいて償却しております。	(2) ソフトウェア 　自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。
5　引当金の計上基準	(1) 貸倒引当金 　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(1) 貸倒引当金 　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(1) 貸倒引当金 　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

	前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前事業年度 (自　平成17年4月1日 至　平成18年3月31日)
	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,113,028百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は536,992百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は603,622百万円であります。
	(2)　賞与引当金 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	(2)　賞与引当金 　　　同左	(2)　賞与引当金 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
	(3)　退職給付引当金 　退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 　数理計算上の差異： 　　各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理	(3)　退職給付引当金 　退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生年度の従業員の平均残存勤務期間内の一定の年数(9年)による定額法により損益処理 　数理計算上の差異： 　　各発生年度の従業員の平均残存勤務期間内の一定の年数(9年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理	(3)　退職給付引当金 　退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 　数理計算上の差異： 　　各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理

	前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
	────────	(4) ポイント引当金 　「One's plus」におけるポイントの将来の利用による負担に備えるため、未利用の付与済ポイントを金額に換算した残高のうち、将来利用される見込額を合理的に見積もり、必要と認める額を計上しております。 　ポイント使用による費用は、従来はポイント使用時に費用処理しておりましたが、利用見込額を合理的に算定することが可能となったため、当中間会計期間よりポイント引当金を計上しております。この変更に伴い、従来の方法によった場合に比べ経常利益及び税引前中間純利益は792百万円それぞれ減少しております。	────────
	(4) 日本国際博覧会出展引当金 　「2005年日本国際博覧会」（愛知万博）への出展費用については、日本国際博覧会出展引当金を計上しております。 　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	────────	────────
	(5) 金融先物取引責任準備金 　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 同左	(4) 金融先物取引責任準備金 同左
6　外貨建ての資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	同左	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
8　ヘッジ会計の方法	・金利リスク・ヘッジ 　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。	・金利リスク・ヘッジ 　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。	・金利リスク・ヘッジ 　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

	前中間会計期間 (自 平成17年4月1日 至 平成17年9月30日)	当中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)	前事業年度 (自 平成17年4月1日 至 平成18年3月31日)
	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。 ・為替変動リスク・ヘッジ 　異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は60,758百万円（税効果額控除前）、繰延ヘッジ利益の総額は44,682百万円（同前）であります。 ・為替変動リスク・ヘッジ 同左	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。 ・為替変動リスク・ヘッジ 同左

	前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
	これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 　デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	・内部取引等 同左	・内部取引等 同左
9　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左
10　税効果会計に関する事項	中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している剰余金の処分による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	————

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当中間会計期間から適用しております。これにより税引前中間純利益は4,712百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。	―	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当事業年度から適用しております。これにより税引前当期純利益は5,534百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。
―	貸借対照表の純資産の部の表示に関する会計基準 　「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号　平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号　平成17年12月9日）が当中間会計期間から適用されることになったことから、以下のとおり表示を変更しております。 (1)　「資本の部」は「純資産の部」とし、株主資本及び評価・換算差額等に区分のうえ表示しております。 　なお、当中間会計期間末における従来の「資本の部」の合計に相当する金額は3,576,561百万円であります。 (2)　「利益剰余金」に内訳表示していた「任意積立金」及び「中間未処分利益」は、「その他利益剰余金」の「海外投資等損失準備金」、「行員退職積立金」、「別途準備金」及び「繰越利益剰余金」として表示しております。 (3)　純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。	―

前中間会計期間 （自 平成17年4月1日 至 平成17年9月30日）	当中間会計期間 （自 平成18年4月1日 至 平成18年9月30日）	前事業年度 （自 平成17年4月1日 至 平成18年3月31日）
————	企業結合に係る会計基準等 　「企業結合に係る会計基準」（「企業結合に係る会計基準の設定に関する意見書」（企業会計審議会　平成15年10月31日））、「事業分離等に関する会計基準」（企業会計基準第7号　平成17年12月27日）及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）が平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当中間会計期間から各会計基準及び同適用指針を適用しております。	————
————	金融商品に関する会計基準 　「金融商品に係る会計基準」（企業会計審議会　平成11年1月22日）が平成18年8月11日付けで一部改正され（「金融商品に関する会計基準」企業会計基準第10号）、改正会計基準の公表日以後終了する事業年度及び中間会計期間から適用されることになったことに伴い、当中間会計期間から改正会計基準を適用し、社債は償却原価法（定額法）に基づいて算定された価額をもって中間貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,400百万円、「社債」は2,400百万円、それぞれ減少しております。 　なお、平成18年3月31日に終了する事業年度の貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準実務対応報告第19号　平成18年8月11日）の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。	————

表示方法の変更

前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）
────────	「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号　平成18年4月28日）により改正され、平成18年4月1日以後開始される事業年度から適用されることになったことに伴い、当中間会計期間から以下のとおり表示を変更しております。 (1)　「動産不動産」は、「有形固定資産」「無形固定資産」又は「その他資産」に区分して表示しております。 (2)　「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」に含めて表示しております。

注記事項

(中間貸借対照表関係)

前中間会計期間 (平成17年9月30日現在)	当中間会計期間 (平成18年9月30日現在)	前事業年度 (平成18年3月31日現在)
※1 子会社の株式及び出資総額 　　　　　1,265,134百万円 ※2 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に1,900百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,992,859百万円、当中間会計期間末に当該処分をせずに所有しているものは168,545百万円であります。 ※3 貸出金のうち、破綻先債権額は72,184百万円、延滞債権額は898,868百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4 貸出金のうち、3カ月以上延滞債権額は51,310百万円であります。 　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※1 関係会社の株式及び出資総額 　　　　　1,625,547百万円 ※2 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,188百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は843,867百万円、当中間会計期間末に当該処分をせずに所有しているものは170,923百万円であります。 ※3 貸出金のうち、破綻先債権額は42,129百万円、延滞債権額は485,764百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4 貸出金のうち、3カ月以上延滞債権額は33,648百万円であります。 　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※1 子会社の株式及び出資総額 　　　　　1,267,636百万円 ※2 無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計1,331百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,700,423百万円、当事業年度末に当該処分をせずに所有しているものは176,327百万円であります。 ※3 貸出金のうち、破綻先債権額は40,914百万円、延滞債権額は551,083百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4 貸出金のうち、3カ月以上延滞債権額は23,446百万円であります。 　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

前中間会計期間 (平成17年9月30日現在)	当中間会計期間 (平成18年9月30日現在)	前事業年度 (平成18年3月31日現在)
※5　貸出金のうち、貸出条件緩和債権額は329,258百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は271,960百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は298,728百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,351,621百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は833,503百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は914,173百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。
※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は797,882百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は807,877百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は884百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は823,068百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は2,918百万円であります。
※8　担保に供している資産は次のとおりであります。 　担保に供している資産 現金預け金　　　　43,640百万円 特定取引資産　　299,694百万円 有価証券　　　7,874,133百万円 貸出金　　　　1,707,149百万円 　担保資産に対応する債務 コールマネー　1,365,000百万円 売現先勘定　　　469,130百万円 債券貸借取引受入担保金　3,404,804百万円 売渡手形　　　3,795,800百万円 支払承諾　　　　121,932百万円	※8　担保に供している資産は次のとおりであります。 　担保に供している資産 現金預け金　　　　40,501百万円 特定取引資産　　　53,278百万円 有価証券　　　5,564,463百万円 貸出金　　　　　512,885百万円 　担保資産に対応する債務 コールマネー　1,340,000百万円 売現先勘定　　　790,836百万円 債券貸借取引受入担保金　3,003,162百万円 借用金　　　　　893,600百万円 支払承諾　　　　　72,342百万円	※8　担保に供している資産は次のとおりであります。 　担保に供している資産 現金預け金　　　　40,355百万円 特定取引資産　　114,551百万円 有価証券　　　8,948,338百万円 貸出金　　　　1,511,348百万円 　担保資産に対応する債務 コールマネー　1,842,000百万円 売現先勘定　　　382,082百万円 債券貸借取引受入担保金　2,505,220百万円 売渡手形　　　5,104,100百万円 支払承諾　　　　　90,635百万円

前中間会計期間 (平成17年9月30日現在)	当中間会計期間 (平成18年9月30日現在)	前事業年度 (平成18年3月31日現在)
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,886百万円、特定取引資産495,451百万円及び有価証券4,387,853百万円を差し入れております。 また、動産不動産のうち保証金権利金は79,778百万円、その他資産のうち先物取引差入証拠金は6,958百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金9,078百万円、買入金銭債権38,898百万円、特定取引資産848,721百万円、有価証券4,363,766百万円、貸出金1,621,611百万円を差し入れております。 また、その他資産のうち保証金は70,829百万円、先物取引差入証拠金は3,177百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,696百万円、特定取引資産665,395百万円、有価証券4,380,011百万円を差し入れております。 また、動産不動産のうち保証金権利金は78,763百万円、その他資産のうち先物取引差入証拠金は12,419百万円であります。
※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,942,106百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,972,146百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は444,547百万円、繰延ヘッジ利益の総額は351,008百万円であります。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、36,521,444百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが31,417,046百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,211,135百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,551,729百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は601,956百万円、繰延ヘッジ利益の総額は434,744百万円であります。

前中間会計期間 (平成17年9月30日現在)	当中間会計期間 (平成18年9月30日現在)	前事業年度 (平成18年3月31日現在)
※11　動産不動産の減価償却累計額 　　　　　　　432,204百万円	※11　有形固定資産の減価償却累計額 　　　　　　　449,799百万円	※11　動産不動産の減価償却累計額 　　　　　　　440,928百万円
※12　動産不動産の圧縮記帳額 　　　　　　　64,546百万円 　（当中間会計期間圧縮記帳額 　　　　　　　　一百万円）	※12　有形固定資産の圧縮記帳額 　　　　　　　63,722百万円 　（当中間会計期間圧縮記帳額 　　　　　　　　一百万円）	※12　動産不動産の圧縮記帳額 　　　　　　　63,722百万円 　（当事業年度圧縮記帳額 　　　　　　　　一百万円）
※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,847,559百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,732,931百万円が含まれております。	※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,762,734百万円が含まれております。
※14　社債には、劣後特約付社債1,829,370百万円が含まれております。	※14　社債には、劣後特約付社債1,867,007百万円が含まれております。	※14　社債には、劣後特約付社債1,855,107百万円が含まれております。
※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。	※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。	※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。
※16　土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　　再評価を行った年月日 　　　　平成10年3月31日及び 　　　　平成14年3月31日 　　同法律第3条第3項に定める再評価の方法 　　　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※16　土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。 　　再評価を行った年月日 　　　　平成10年3月31日及び 　　　　平成14年3月31日 　　同法律第3条第3項に定める再評価の方法 　　　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※16　土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　　再評価を行った年月日 　　　　平成10年3月31日及び 　　　　平成14年3月31日 　　同法律第3条第3項に定める再評価の方法 　　　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　　同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より14,266百万円下回っております。

(中間損益計算書関係)

前中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	当中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	前事業年度 (自　平成17年4月1日 至　平成18年3月31日)
※1　その他経常収益には、株式等売却益34,137百万円を含んでおります。	※1　その他経常収益には、株式等売却益14,742百万円を含んでおります。	※1　その他経常収益には、株式等売却益70,085百万円を含んでおります。
※2　減価償却実施額は下記のとおりであります。 建物・動産　　13,258百万円 その他　　　　12,536百万円	※2　減価償却実施額は下記のとおりであります。 有形固定資産　11,829百万円 無形固定資産　12,323百万円	※2　減価償却実施額は下記のとおりであります。 建物・動産　　27,004百万円 その他　　　　25,771百万円
※3　その他経常費用には、貸倒引当金繰入額96,119百万円、貸出金償却16,804百万円及び延滞債権等を売却したことによる損失14,746百万円を含んでおります。	※3　その他経常費用には、貸出金償却39,937百万円、株式等償却5,924百万円及び延滞債権等を売却したことによる損失4,959百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額164,630百万円、貸出金償却12,650百万円及び延滞債権等を売却したことによる損失79,659百万円を含んでおります。
※4　特別利益には、店舗の統廃合等に伴う動産不動産処分益2,446百万円を含んでおります。	※4　特別利益には、退職給付信託返還益36,330百万円及び貸倒引当金戻入益13,330百万円を含んでおります。	※4　特別利益は、店舗の統廃合等に伴う動産不動産処分益4,157百万円及び償却債権取立益30,605百万円であります。
※5　特別損失には、減損損失5,288百万円及び店舗の統廃合等に伴う動産不動産処分損1,781百万円を含んでおります。	※5　特別損失は、清算手続きに入った子会社の株式に係る損失18,203百万円、減損損失1,457百万円及び固定資産処分損1,434百万円であります。	※5　特別損失には、減損損失6,300百万円及び店舗の統廃合等に伴う動産不動産処分損2,699百万円を含んでおります。
※6　当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※6　当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※6　当事業年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額(百万円)
首都圏	遊休資産41物件	土地、建物等	4,388
近畿圏	遊休資産10物件	土地、建物等	688
その他	遊休資産12物件	土地、建物等	211

地域	主な用途	種類	減損損失額(百万円)
首都圏	遊休資産27物件	土地、建物等	873
近畿圏	遊休資産11物件	土地、建物等	210
その他	遊休資産12物件	土地、建物等	373

地域	主な用途	種類	減損損失額(百万円)
首都圏	遊休資産47物件	土地、建物等	5,277
近畿圏	遊休資産14物件	土地、建物等	716
その他	遊休資産14物件	土地、建物等	305

前中間会計期間	当中間会計期間	前事業年度
当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。	当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。	当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。
当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。	当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。	当事業年度は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(中間株主資本等変動計算書関係)

当中間会計期間 （自　平成18年4月1日　至　平成18年9月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末 株式数(株)	当中間会計期間 増加株式数(株)	当中間会計期間 減少株式数(株)	当中間会計期間末 株式数(株)	摘要
自己株式					
第一種優先株式	－	35,000	－	35,000	(注) 1
第二種優先株式	－	100,000	－	100,000	(注) 2
第三種優先株式	－	500,000	－	500,000	(注) 3
合計	－	635,000	－	635,000	

(注)　1　第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

　　　2　第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

　　　3　第三種優先株式の自己株式の増加500,000株は、平成18年9月29日に当該優先株式に係る取得請求権の行使により取得したことによるものであります。

(リース取引関係)

前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 　取得価額相当額 　　動産　　　　　5,583百万円 　　その他　　　　　29百万円 　　合計　　　　　5,613百万円 　減価償却累計額相当額 　　動産　　　　　4,254百万円 　　その他　　　　　27百万円 　　合計　　　　　4,282百万円 　中間会計期間末残高相当額 　　動産　　　　　1,328百万円 　　その他　　　　　2百万円 　　合計　　　　　1,330百万円 ・未経過リース料中間会計期間末残高相当額 　1年内　　　　　755百万円 　1年超　　　　　673百万円 　合計　　　　　1,428百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　　590百万円 　減価償却費相当額　538百万円 　支払利息相当額　　18百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 　1年内　　　　14,590百万円 　1年超　　　　64,506百万円 　合計　　　　79,096百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 　取得価額相当額 　　動産　　　　　4,960百万円 　　その他　　　　　64百万円 　　合計　　　　　5,024百万円 　減価償却累計額相当額 　　動産　　　　　1,486百万円 　　その他　　　　　11百万円 　　合計　　　　　1,497百万円 　中間会計期間末残高相当額 　　動産　　　　　3,474百万円 　　その他　　　　　52百万円 　　合計　　　　　3,527百万円 ・未経過リース料中間会計期間末残高相当額 　1年内　　　　　736百万円 　1年超　　　　2,854百万円 　合計　　　　　3,591百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　　465百万円 　減価償却費相当額　415百万円 　支払利息相当額　　65百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 　1年内　　　　15,996百万円 　1年超　　　　75,388百万円 　合計　　　　91,384百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額 　取得価額相当額 　　動産　　　　　4,864百万円 　　その他　　　　　64百万円 　　合計　　　　　4,928百万円 　減価償却累計額相当額 　　動産　　　　　1,083百万円 　　その他　　　　　6百万円 　　合計　　　　　1,089百万円 　事業年度末残高相当額 　　動産　　　　　3,780百万円 　　その他　　　　　58百万円 　　合計　　　　　3,838百万円 ・未経過リース料事業年度末残高相当額 　1年内　　　　　694百万円 　1年超　　　　3,186百万円 　合計　　　　　3,880百万円 ・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　1,362百万円 　減価償却費相当額　1,224百万円 　支払利息相当額　　80百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 　1年内　　　　15,047百万円 　1年超　　　　78,392百万円 　合計　　　　93,440百万円

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの

I　前中間会計期間（平成17年9月30日現在）

	中間貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	84,400	168,115	83,714
関連会社株式	177,883	211,068	33,185
合計	262,284	379,184	116,899

（注）　時価は、前中間会計期間末日における市場価格等に基づいております。

II　当中間会計期間（平成18年9月30日現在）

	中間貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	43,569	111,894	68,325
関連会社株式	228,334	192,785	△35,549
合計	271,903	304,679	32,776

（注）　時価は、当中間会計期間末日における市場価格等に基づいております。

III　前事業年度（平成18年3月31日現在）

	貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	84,400	253,120	168,720
関連会社株式	223,660	322,516	98,855
合計	308,061	575,637	267,575

（注）　時価は、前事業年度末日における市場価格等に基づいております。

（重要な後発事象）

前中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	当中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	前事業年度 （自　平成17年4月1日 至　平成18年3月31日）
────	────	当行は、平成18年4月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第1項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。

(2) 【信託財産残高表】

資産				
科目	前中間会計期間 (平成17年9月30日現在)		当中間会計期間 (平成18年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	9,880	1.12	8,080	0.63
有価証券	150,999	17.15	241,904	18.77
受託有価証券	33,880	3.85	33,297	2.58
金銭債権	642,431	72.95	708,378	54.96
その他債権	1,133	0.13	1,009	0.08
銀行勘定貸	42,260	4.80	50,733	3.94
現金預け金	—	—	245,401	19.04
合計	880,586	100.00	1,288,805	100.00

負債				
科目	前中間会計期間 (平成17年9月30日現在)		当中間会計期間 (平成18年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	167,354	19.00	529,687	41.10
有価証券の信託	33,880	3.85	33,297	2.58
金銭債権の信託	529,859	60.17	595,876	46.24
包括信託	149,491	16.98	129,944	10.08
合計	880,586	100.00	1,288,805	100.00

(注)　1　共同信託他社管理財産はありません。
　　　2　元本補てん契約のある信託については取り扱っておりません。

(3) 【その他】

　　該当ありません。

第6 【提出会社の参考情報】

　　当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書　　　　　　　　　　　　　　　　　　　　　　平成18年4月3日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第9号(代表取締役の異動)に基づく臨時
　　報告書であります。

(2) 臨時報告書　　　　　　　　　　　　　　　　　　　　　　平成18年4月28日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第9号(代表取締役の異動)に基づく臨時
　　報告書であります。

(3) 有価証券報告書　　　　事業年度　　自　平成17年4月1日　　平成18年6月30日
　　及びその添付書類　　　(第3期)　　至　平成18年3月31日　　関東財務局長に提出。

(4) 発行登録書　　　　　　　　　　　　　　　　　　　　　　平成18年6月30日
　　及びその添付書類　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　社債の募集に係る発行登録書であります。

(5) 発行登録追補書類　　　　　　　　　　　　　　　　　　　平成18年7月21日
　　及びその添付書類　　　　　　　　　　　　　　　及び 平成18年10月6日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　平成18年6月30日提出上記(4)の発行登録書(社債の募集)に係る発行登録追補書類であり
　　ます。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

第二部 【提出会社の保証会社等の情報】

独立監査人の中間監査報告書

平成17年12月5日

株式会社三井住友銀行

　　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成17年4月1日から平成18年3月31日までの連結会計年度の中間連結会計期間（平成17年4月1日から平成17年9月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成17年9月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成17年4月1日から平成17年9月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成18年12月5日

株式会社三井住友銀行

   取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	山　田　裕　行	㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成18年4月1日から平成19年3月31日までの連結会計年度の中間連結会計期間（平成18年4月1日から平成18年9月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成18年9月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年4月1日から平成18年9月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。
追記情報

　重要な後発事象に記載されているとおり、会社は平成18年12月4日開催の取締役会において、海外特別目的子会社の設立及び当該海外特別目的子会社による優先出資証券の発行を決議した。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成17年12月5日

株式会社三井住友銀行

　　取締役会　御中

あずさ監査法人

　　　　　指定社員
　　　　　業務執行社員　　公認会計士　　佐　藤　正　典　　㊞

　　　　　指定社員
　　　　　業務執行社員　　公認会計士　　沼　野　廣　志　　㊞

　　　　　指定社員
　　　　　業務執行社員　　公認会計士　　髙　波　博　之　　㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成17年4月1日から平成18年3月31日までの第3期事業年度の中間会計期間(平成17年4月1日から平成17年9月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成17年9月30日現在の財政状態及び同日をもって終了する中間会計期間(平成17年4月1日から平成17年9月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成18年12月5日

株式会社三井住友銀行

  取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	山	田	裕	行	㊞

　当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成18年４月１日から平成19年３月31日までの第４期事業年度の中間会計期間(平成18年４月１日から平成18年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成18年４月１日から平成18年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年12月19日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)5512-3411（大代表）
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所
	（東京都中央区日本橋兜町２番１号）
	株式会社大阪証券取引所
	（大阪市中央区北浜一丁目８番16号）
	株式会社名古屋証券取引所
	（名古屋市中区栄三丁目３番17号）

1 【提出理由】

当社の特定子会社に異動がありましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び第2項第3号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	SMFG Preferred Capital USD 1 Limited	SMBC Preferred Capital USD 1 Limited
住所	ケイマン諸島・グランドケイマン・ジョージタウン・サウスチャーチ・ストリート・アグランドハウス 私書箱309GT P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	ケイマン諸島・グランドケイマン・ジョージタウン・サウスチャーチ・ストリート・アグランドハウス 私書箱309GT P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
代表者の氏名	國部 毅	永田 晴之
資本金の額	1,650,350千ドル	1,664,000千ドル
事業の内容	優先出資証券の発行等	優先出資証券の発行等
異動前における当社の所有に係る当該特定子会社の議決権の数	— 個	— 個
異動前における当社の所有に係る当該特定子会社の議決権の総数に対する割合	— ％	— ％
異動後における当社の所有に係る当該特定子会社の議決権の数	35百万個	1,400百万個 (1,400百万個)
異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100％	100％ (100％)
異動の理由	当社がSMFG Preferred Capital USD 1 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと	当社の子会社である三井住友銀行が、SMBC Preferred Capital USD 1 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと
異動の年月日	平成18年12月18日	平成18年12月18日

(注) 「異動後における当社の所有に係る当該特定子会社の議決権の数」及び「異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合」欄の（ ）内は子会社による間接所有の数及び割合（内書き）であります。

以　　上

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年12月19日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)3501-1111（大代表）
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

　当行の特定子会社に異動がありましたので、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び第２項第３号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

特定子会社の異動

名称	SMBC Preferred Capital USD 1 Limited	SMBC Preferred Capital GBP 1 Limited
住所	ケイマン諸島・グランドケイマン・ジョージタウン・サウスチャーチストリート・アグランドハウス私書箱309GT P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	ケイマン諸島・グランドケイマン・ジョージタウン・サウスチャーチストリート・アグランドハウス私書箱309GT P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
代表者の氏名	永田 晴之	永田 晴之
資本金の額	1,664,000千米ドル	505,000千ポンド
事業の内容	優先出資証券の発行等	優先出資証券の発行等
異動前における当行の所有に係る当該特定子会社の議決権の数	－ 個	－ 個
異動前における当行の所有に係る当該特定子会社の議決権の総数に対する割合	－ ％	－ ％
異動後における当行の所有に係る当該特定子会社の議決権の数	1,400百万個	500百万個
異動後における当行の所有に係る当該特定子会社の議決権の総数に対する割合	100％	100％
異動の理由	当行がSMBC Preferred Capital USD 1 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと	当行がSMBC Preferred Capital GBP 1 Limitedを設立し、その普通株式を全て取得するとともに、同社を通じて優先出資証券を発行したこと
異動の年月日	平成18年12月18日	平成18年12月18日

以　　上

各　位

株式会社三井住友フィナンシャルグループ

（コード番号８３１６）

海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ

　　株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、本日開催の取締役会において、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社による優先出資証券を発行することとし、かかる優先出資証券の発行を目的とする 100%出資子会社を英国領ケイマン諸島に設立することを決議しましたので、お知らせいたします。

　　本優先出資証券は、海外特別目的子会社が発行する配当非累積的永久優先出資証券であり、本邦の自己資本比率規制における基本的項目（Tier I）に算入される予定です。なお、本優先出資証券には、当社の普通株式への交換権は付与されておりません。

記

発　行　体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
	英国領ケイマン諸島に新たに設立する、当社が議決権を 100%保有する海外特別目的子会社	
証 券 の 種 類	米ドル建 配当非累積的 永久優先出資証券	英ポンド建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません	
発　行　総　額	未定	未定
資　金　使　途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である三井住友銀行への永久劣後特約付貸付金として全額使用する予定	
優　先　順　位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位	
発　行　形　態	米国市場における適格機関投資家向け私募及びユーロ市場における募集	
上　　　場	シンガポール証券取引所（予定）	

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

各　位


株式会社三井住友フィナンシャルグループ

（コード番号８３１６）


子会社の異動に関するお知らせ

　株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、平成 18 年 12 月 4 日付「海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ」において公表いたしましたとおり、優先出資証券の発行を目的として特別目的子会社 SMFG Preferred Capital USD 1 Limited および SMFG Preferred Capital GBP 1 Limited を設立し、また、当社の連結子会社である株式会社三井住友銀行（頭取　奥正之）は、優先出資証券の発行を目的として特別目的子会社 SMBC Preferred Capital USD 1 Limited および SMBC Preferred Capital GBP 1 Limited を設立しましたが、今般、これら 4 社の資本金の額が増加することとなりました。

　これに伴い、SMFG Preferred Capital USD 1 Limited および SMBC Preferred Capital USD 1 Limited が当社の特定子会社に該当することとなりましたので、お知らせいたします。

　なお、各特別目的子会社の発行する優先出資証券には議決権がないため、当社が保有する（間接保有を含む）議決権の議決権総数に対する割合は、異動の前後において変更はありません。

記

1．異動の理由

　当社ならびに株式会社三井住友銀行は、それぞれ上記の特別目的子会社の普通株式の 100％を保有していますが、平成 18 年 12 月 18 日に予定されている優先出資証券の発行に係る払込みおよび同日に予定されている当社または三井住友銀行に対する普通株式の発行に係る払込みに伴い、各特別目的子会社の資本金の額が増加することとなりました。その結果、SMFG Preferred Capital USD 1 Limited および SMBC Preferred Capital USD 1 Limited の資本金の額が、当社の資本金の額の百分の十以上に相当することとなったため、新たに当社の特定子会社に該当するものです。

2．異動する子会社の概要

（1）当社が設立した特別目的子会社

名　　　　称	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
所　　在　　地	ケイマン諸島・グランドケイマン・ジョージタウン・サウスチャーチストリート・アグランドハウス 私書箱 309GT P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	

異 動 の 年 月 日	平成 18 年 12 月 18 日	
事 業 の 内 容	優先出資証券の発行等	
決 算 期	毎年 1 月 24 日	
役員・従業員の数	役員 3 名、従業員無し	
資 本 金 の 額	1,650,350 千米ドル	500,100 千ポンド
発 行 済 株 式 （出資証券）総数 （1 株 [証券] あたり の 発 行 価 格）	普通株式： 35,000,000 株 （1 株あたり 0.01 米ドル） 優先出資証券： 1,650,000 株 （1 証券あたり 1,000 米ドル）	普通株式： 10,000,000 株 （1 株あたり 0.01 ポンド） 優先出資証券： 500,000 株 （1 証券あたり 1,000 ポンド）
株 主 構 成	普通株式： 三井住友フィナンシャルグループ 100% 優先出資証券： 三井住友フィナンシャルグループ以外 100%	

(2) 三井住友銀行が設立した特別目的子会社

名 称	SMBC Preferred Capital USD 1 Limited	SMBC Preferred Capital GBP 1 Limited
所 在 地	ケイマン諸島・グランドケイマン・ジョージタウン・ サウスチャーチストリート・アグランドハウス 私書箱 309GT P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	
異 動 の 年 月 日	平成 18 年 12 月 18 日	
事 業 の 内 容	優先出資証券の発行等	
決 算 期	毎年 1 月 24 日	
役員・従業員の数	役員 3 名、従業員無し	
資 本 金 の 額	1,664 百万米ドル	505 百万ポンド
発 行 済 株 式 （出資証券）総数 （1 株 [証券] あたり の 発 行 価 格）	普通株式： 1,400,000,000 株 （1 株あたり 0.01 米ドル） 優先出資証券： 1,650,000 株 （1 証券あたり 1,000 米ドル）	普通株式： 500,000,000 株 （1 株あたり 0.01 ポンド） 優先出資証券： 500,000 株 （1 証券あたり 1,000 ポンド）
株 主 構 成	普通株式： 三井住友銀行 100% 優先出資証券： 三井住友銀行以外 100% （SMFG Preferred Capital USD 1 Limited または SMFG Preferred Capital GBP 1 Limited）	

以 上

平成 18 年 12 月 14 日

各　位

株式会社三井住友フィナンシャルグループ

（コード番号８３１６）

優先出資証券の条件決定に関するお知らせ

　株式会社三井住友フィナンシャルグループ（取締役社長　北山禎介）は、平成 18 年 12 月 4 日付「海外特別目的子会社の設立及び優先出資証券の発行に関するお知らせ」において公表いたしました海外特別目的子会社による優先出資証券の発行に関し、下記のとおり発行条件を決定いたしましたので、お知らせいたします。

記

発　行　体	SMFG Preferred Capital USD 1 Limited	SMFG Preferred Capital GBP 1 Limited
	英国領ケイマン諸島に新たに設立した、当社が議決権を 100%保有する海外特別目的子会社	
証 券 の 種 類	米ドル建 配当非累積的 永久優先出資証券	英ポンド建 配当非累積的 永久優先出資証券
	当社普通株式への交換権は付与されません	
発 行 総 額	1,650 百万米ドル	500 百万ポンド
配　当　率	年 6.078% （平成 29 年 1 月まで固定） 平成 29 年 1 月以降は変動	年 6.164% （平成 29 年 1 月まで固定） 平成 29 年 1 月以降は変動
発 行 価 格	1 証券あたり 1 千米ドル	1 証券あたり 1 千ポンド
資 金 使 途	本優先出資証券の発行代り金は、最終的に、当社の子銀行である三井住友銀行への永久劣後特約付貸付金として全額使用する予定	
優 先 順 位	本優先出資証券は、残余財産分配請求権において、当社が発行する優先株式と実質的に同順位	
発 行 形 態	米国市場における適格機関投資家向け私募及びユーロ市場における募集	
上　　　場	シンガポール証券取引所（予定）	
払 込 予 定 日	平成 18 年 12 月 18 日	

（注）　関係法令に基づく必要な届出、許認可の効力発生を前提としております。

以　上

平成 18 年 12 月 25 日

各　位

株式会社三井住友フィナンシャルグループ

（コード番号 8316）

株 式 会 社 三 井 住 友 銀 行

本店機能の移転および大手町本部ビルの取得について

掲題につきまして、下記のとおりお知らせ致します。

記

1. 本店機能の移転

株式会社三井住友フィナンシャルグループ（取締役社長：北山禎介）および株式会社三井住友銀行（頭取：奥正之）は、以下のとおり本店機能を移転します。

この移転により、平成13年4月の合併以来、日比谷地区と大手町地区に分散していた本店機能を、大手町地区へ集約することになり、より一層の効率化が期待できるものと考えております。

なお、移転の詳細などに関しましては、具体的な内容が確定した段階で、改めてお知らせします。

(1) 移転先（注）
　　東京都千代田区丸の内一丁目1番2号（予定）

(2) 移転時期
　　平成 22 年度上期（予定）

(注) 三井不動産株式会社が、「ＪＦＥビルディング」の解体後に新築するオフィスビル（平成 22 年春竣工予定）に移転・入居する予定であります。
　　なお、現在の本店が入居する「日比谷三井ビルディング」については、三井不動産株式会社より、同ビルの建て替え方針の決定に伴う退去の依頼を受けております。

【地図】

（日比谷地区）　　　　　　　　　　　（大手町地区）



2.　大手町本部ビルの取得

　　株式会社三井住友銀行は、今般の本店機能の移転を踏まえて、柔軟性をもった拠点運営を行っていくため、現在賃借し使用中である大手町本部ビルを以下のとおり取得することと致しました。

　　（1）取得資産の内容
　　　　　所 在 地　　東京都千代田区丸の内一丁目3番2号
　　　　　土地面積　　5,956.23 ㎡
　　　　　建物面積　　61,712.25 ㎡
　　　　　取得価格　　1,251 億円

　　（2）売主
　　　　　商　　　号　　大手町キャピタル有限会社
　　　　　代 表 者　　取締役　矢野　亮
　　　　　所 在 地　　東京都港区六本木一丁目6番1号

　　（3）取得予定日（注）
　　　　　平成 19 年 3 月 23 日（金）

　　（注）取得予定日に信託受益権を大手町キャピタル有限会社より取得し、同日信託契約を解除することにより不動産の取得を行う予定です。

3. 業績の見通し

　　　本件に伴う平成 19 年 3 月期業績予想の変更はありません。

以　上

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Notice regarding Relocation of Headquarters Operations and Acquisition of Otemachi Headquarters Building

TOKYO, December 25, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) and Sumitomo Mitsui Banking Corporation (SMBC, President: Masayuki Oku) hereby announce their relocation of headquarters operations and SMBC's acquisition of Otemachi Headquarters Building as follows.

1. Relocation of Headquarters Operations

SMFG and SMBC will relocate their headquarters operations to Otemachi area as described below.

Since the merger of Sakura Bank and Sumitomo Bank in April 2001, headquarters operations have been divided into two locations, at Hibiya and Otemachi in Tokyo. The relocation will enable us to centralize dispersed headquarters operations and seek further efficiency.

Further information including the details of the relocation will be announced separately upon the determination of specific matters.

(1) New address*

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo (Plan)

(2) Relocation scheduled in:

First Half of FY2010

*Note: We will move our headquarters operations to a new building which Mitsui Fudosan Co., Ltd. plans to construct on the current JFE building site in the spring of 2010.

At the same time, we have been asked by Mitsui Fudosan Co., Ltd. to vacate "Hibiya Mitsui Building" where our head offices are currently located, according to Mitsui Fudosan's decision to rebuild it.

1

【Map】

(Hibiya Area)　　　　　　　　　　　　(Otemachi Area)



2. Acquisition of Otemachi Headquarters Building

In light of the relocation of its headquarters operations, SMBC decided to acquire ownership of Otemachi Headquarters Building, which SMBC currently rents, in order to add more flexibility to its headquarters operations.

(1) Asset to be purchased

Location	: 3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Site area	: 5,956.23 m^2
Total floor area	: 61,712.25 m^2
Acquisition price	: 125.1 billion yen

(2) Seller

Trade name	: Otemachi Capital Y.K.
Representative	: Ryo Yano, Director
Address	: 6-1, Roppongi 1-chome, Minato-ku, Tokyo

(3) Scheduled date of acquisition*

March 23, 2007

*Note: SMBC will acquire ownership of the real estate by acquiring the property trust beneficiary interest of the building from Otemachi Capital Y.K. and by terminating the related trust contract accordingly.

3. SMFG's Earnings Forecasts

There is no revision to SMFG's earnings forecasts for the year ending March 31, 2007.



平成19年3月期 第3四半期財務・業績の概況(連結)

平成19年1月31日

上 場 会 社 名　　　株式会社 三井住友フィナンシャルグループ　　　　　　　（コード番号：8316　東証・大証・名証）
（URL　http://www.smfg.co.jp）
代　　表　　者　　　取締役社長　北　山　禎　介
問合せ先責任者　　　財務部副部長　正　脇　久　昌　　　　　　　TEL　(03)5512-3411
取締役会開催日　　　平成19年1月31日

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　　　　：無
②最近連結会計年度からの会計処理の方法の変更の有無　　：無
③連結及び持分法の適用範囲の異動の有無　　　　　　　　：有
　　　連結(新規) 36社 (除外) 15社　　　持分法(新規) 4社 (除外) 5社

２．平成19年3月期第３四半期財務・業績の概況 （平成18年4月1日～平成18年12月31日）

（注）記載金額は百万円未満を切り捨てて表示しております。
なお、以下に記載する数値は監査法人による監査を受けておりません。

(1) 経営成績(連結)の進捗状況

	経 常 収 益		経 常 利 益		四半期（当期）純利益	
	百万円	％	百万円	％	百万円	％
平成19年3月期第３四半期	2,803,491	(3.1)	604,087	(△ 23.4)	396,054	(△ 33.9)
平成18年3月期第３四半期	2,718,972	(—)	788,703	(—)	599,611	(—)
（参考） 平成18年3月期	3,705,136	(3.5)	963,554	(—)	686,841	(—)

	1 株 当 た り 四半期（当期）純利益		潜在株式調整後１株当たり 四 半 期 （ 当 期 ） 純 利 益	
	円	銭	円	銭
平成19年3月期第３四半期	52,941	38	46,127	37
平成18年3月期第３四半期	87,698	61	67,588	70
（参考） 平成18年3月期	94,733	62	75,642	94

（注）① 持分法投資損益　　　　平成19年3月期第３四半期　　　　　　　△ 29,525 百万円
　　　　　　　　　　　　　　平成18年3月期第３四半期　　　　　　　　　26,580 百万円
　　　　　　　　　　　　　　（参考）平成18年3月期　　　　　　　　　　31,887 百万円
　　　② 期中平均株式数(連結)　平成19年3月期第３四半期　普通株式　7,481,003 株
　　　　　　　　　　　　　　　　平成18年3月期第３四半期　普通株式　6,837,181 株
　　　　　　　　　　　　　　　　（参考）平成18年3月期　　普通株式　6,978,978 株

(2) 財政状態(連結)の変動状況

	総資産	純資産	自己資本比率	1 株 当 た り 純 資 産		連結自己資本比率 （ 第 一 基 準 ）
	百万円	百万円	％	円	銭	％
平成19年3月期第３四半期	104,025,839	4,918,034	3.4	417,697	64	10.46
平成18年3月期第３四半期	104,671,142	3,742,481	3.6	330,872	62	11.14
（参考） 平成18年3月期	107,010,575	4,454,399	4.2	400,168	90	12.39

（注）① 期末発行済株式数(連結)　平成19年3月期第３四半期　普通株式　7,560,154 株
　　　　　　　　　　　　　　　　平成18年3月期第３四半期　普通株式　6,897,453 株
　　　　　　　　　　　　　　　　（参考）平成18年3月期　　普通株式　7,417,865 株
　　　② 自己資本比率は、（期末純資産の部合計－期末新株予約権－期末少数株主持分）を期末資産の部合計で除して算出しております。
　　　③ 連結自己資本比率（第一基準）は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件（平成10年大蔵省告示第62号）に定められた算式に基づき算出しております。

３．平成19年3月期の連結業績予想(平成18年4月1日～平成19年3月31日)

前回連結業績予想（平成18年11月22日公表）からの変更はありません。
なお、前回連結業績予想は、以下のとおりであります。

		経 常 収 益	経 常 利 益	当 期 純 利 益
		百万円	百万円	百万円
通	期	3,700,000	950,000	570,000

（参考）　1株当たり予想当期純利益（通期）　73,681円 23銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

三井住友フィナンシャルグループの「平成19年3月期第3四半期決算」の概要は、以下のとおりであります。

経営成績の進捗状況

当第3四半期の連結粗利益は、1兆3,672億円と前年同期比1,778億円の減少となりました。これは、三井住友銀行において、円・ドル金利の上昇を踏まえた債券ポートフォリオの圧縮等に伴って国債等債券損益が前年同期比788億円減益の604億円の損失となるなど、市場営業部門収益が前年同期比約1,500億円減少したことが主因であります。また、グループ会社につきましては、引き続き個々のビジネスの強化に努めると共に、様々な業界のリーディング・カンパニーとの協働を推進した結果、着実に粗利益が増加致しました。

営業経費につきましては、ミドル・スモール層法人向け貸金の増強、個人向けプロモーションの強化といった重点分野への積極的な経費投入等により、前年同期比118億円増加の6,474億円となっております。

与信関係費用は、売却や回収による与信圧縮や、取引先企業の再建の進展による債務者区分の改善等により引当金の取り崩しが発生したことを主因として、前年同期比831億円改善の887億円となりました。

以上の結果、経常利益は前年同期比1,846億円減益の6,041億円、四半期純利益は前年同期比2,036億円減益の3,961億円となりました。

【連　結】　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

	18年度第3四半期		18年度中間期 （参考）
	（4月～12月）	前年同期比	
連　結　粗　利　益	13,672	△ 1,778	8,858
営　業　経　費	△ 6,474	△ 118	△ 4,327
与　信　関　係　費　用	△ 887	＋ 831	△ 580
経　常　利　益	6,041	△ 1,846	3,571
四　半　期　純　利　益	3,961	△ 2,036	2,437

【三井住友銀行単体】

業　務　粗　利　益	9,486	△ 1,966	6,091
経費（除く臨時処理分）	△ 4,492	△ 104	△ 2,975
業　務　純　益　(注)	4,994	△ 2,070	3,116
与　信　関　係　費　用	△ 541	＋ 607	△ 332
経　常　利　益	4,409	△ 1,596	2,691
四　半　期　純　利　益	3,035	△ 1,602	1,836

(注)業務純益：一般貸倒引当金繰入前

財政状態の変動状況

当第3四半期末における連結ベースの総資産額は、前年度末比2兆9,848億円減少し104兆258億円となりました。また、純資産は4兆9,180億円となり、そのうち株主資本は、四半期純利益を計上する一方、公的資金の返済に伴い自己株式の取得並びに消却を実施した結果、2兆6,924億円となりました。

主要な勘定残高としましては、預金が前年度末比1兆6,264億円増加し72兆4,605億円となり、貸出金は同2兆7,421億円増加し60兆93億円となりました。このうち、三井住友銀行単体の貸出金は、海外で高格付企業への貸出やプロジェクトファイナンスを積極的に行ったことなどを要因として、前年度末比3兆151億円増加し54兆8,727億円となっております。

また、連結自己資本比率及び不良債権残高の変動状況につきましては、以下の通りであります。

【連結自己資本比率(第一基準)】

当第3四半期末の連結自己資本比率は、四半期純利益の計上並びに優先出資証券の発行による資本調達を実施する一方、公的資金の返済に伴い

	18年12月末	18年3月末比	18年9月末(参考)
連結自己資本比率	10.46%	△ 1.93%	10.07%
連結 Tier I 比率	5.68%	△ 1.43%	5.50%
繰延税金資産純額/Tier I 比率	21.9%	＋ 0.3%	26.0%

総額で1兆4,730億円の自己株式の取得並びに消却を実施した結果、前年度末比1.93%低下し10.46%となりました。なお、連結 Tier I 比率は5.68%、Tier I に占める繰延税金資産(純額)の比率は21.9%となっております。

【不良債権残高】

連結ベースの金融再生法に基づく開示債権の残高は、売却や回収により与信圧縮に努めたことや、取引先企業の再建の進展により債務者区分が改善したことを主因として、前年度末比1,541億円減少し、1兆1,384億円となりました。

【連結】 (金額単位 億円)

	18年12月末	18年3月末比	18年9月末(参考)
破産更生債権及びこれらに準ずる債権	2,337	△ 164	2,175
危険債権	4,564	△ 1,086	5,156
要管理債権	4,483	△ 291	4,516
開示債権合計	11,384	△ 1,541	11,847
不良債権比率	1.7%	△0.4%	1.8%

なお、三井住友銀行単体の金融再生法に基づく開示債権の残高は、前年度末比1,307億円減少の8,294億円となり、不良債権比率は、同0.3%低下の1.4%となりました。

【三井住友銀行単体】

	18年12月末	18年3月末比	18年9月末(参考)
破産更生債権及びこれらに準ずる債権	1,533	△ 112	1,360
危険債権	3,606	△ 1,128	4,251
要管理債権	3,155	△ 67	3,056
開示債権合計	8,294	△ 1,307	8,667
不良債権比率	1.4%	△0.3%	1.5%

不良債権につきましては、今後とも企業再生への取り組みを推進して債務者区分の改善に努めると共に、与信ポートフォリオの健全性の更なる向上に引き続き積極的に取り組んで参ります。

財務基盤の一段の強化への取り組み

当社は、昨年10月に公的資金の返済を完了致しました。また、昨年12月には、今後の成長戦略を支えるための自己資本増強策として、海外特別目的子会社を通じた優先出資証券の発行により、3,000億円強の資本調達を実施致しました。当社は、今後も引き続き資本の質・量両面での拡充を進めると共に、中長期的な企業価値向上の観点から、戦略分野への経営資源の投入を一段と積極化して参ります。

1．四半期連結貸借対照表

（金額単位　百万円）

期別 科目	当四半期 （平成19年3月期 第3四半期末） （A）	前連結会計年度 （平成18年3月期末） （B）	増　減 （A）－〈B〉	（参考） 前年同四半期 （平成18年3月期 第3四半期末）
（　資　産　の　部　）				
現　金　預　け　金	3,672,665	7,107,469	△ 3,434,804	6,608,162
コールローン及び買入手形	739,534	651,905	87,629	1,044,928
買　現　先　勘　定	103,533	117,474	△ 13,941	542,991
債券貸借取引支払保証金	2,098,117	1,956,650	141,467	1,785,634
買　入　金　銭　債　権	994,360	633,760	360,600	684,358
特　定　取　引　資　産	3,744,496	4,078,025	△ 333,529	3,495,256
金　銭　の　信　託	2,858	2,912	△ 54	923
有　　価　　証　　券	22,356,695	25,505,861	△ 3,149,166	22,499,792
貸　　　出　　　金	60,009,269	57,267,203	2,742,066	57,628,814
外　　国　　為　　替	1,046,526	947,744	98,782	1,109,368
そ　の　他　資　産	3,546,846	3,403,832	143,014	3,662,355
動　産　不　動　産	－	806,369	△ 806,369	804,934
有　形　固　定　資　産	706,821	－	706,821	－
無　形　固　定　資　産	222,696	－	222,696	－
リ　ー　ス　資　産	986,869	999,915	△ 13,046	1,005,214
繰　延　税　金　資　産	913,095	1,051,609	△ 138,514	1,152,515
連　結　調　整　勘　定	－	6,612	△ 6,612	8,010
支　払　承　諾　見　返	3,852,110	3,508,695	343,415	3,646,868
貸　倒　引　当　金	△ 970,658	△ 1,035,468	64,810	△ 1,008,989
資　産　の　部　合　計	104,025,839	107,010,575	△ 2,984,736	104,671,142
（　負　債　の　部　）				
預　　　　　　　金	72,460,481	70,834,125	1,626,356	70,885,616
譲　渡　性　預　金	2,795,868	2,708,643	87,225	2,939,757
コールマネー及び売渡手形	2,795,793	8,016,410	△ 5,220,617	7,284,214
売　現　先　勘　定	572,837	396,205	176,632	519,593
債券貸借取引受入担保金	2,402,191	2,747,125	△ 344,934	2,302,511
コマーシャル・ペーパー	－	10,000	△ 10,000	－
特　定　取　引　負　債	2,082,157	2,908,158	△ 826,001	1,912,925
借　　用　　金	4,161,101	2,133,707	2,027,394	2,144,128
外　　国　　為　　替	364,136	447,722	△ 83,586	501,768
短　期　社　債	468,500	383,900	84,600	462,000
社　　　　　債	4,068,078	4,241,417	△ 173,339	4,339,471
信　託　勘　定　借	102,303	318,597	△ 216,294	29,691
そ　の　他　負　債	2,838,697	2,625,594	213,103	2,702,502
賞　与　引　当　金	7,906	25,300	△ 17,394	7,435
退　職　給　付　引　当　金	34,143	36,786	△ 2,643	36,357
特　別　法　上　の　引　当　金	1,136	1,141	△ 5	1,092
繰　延　税　金　負　債	50,786	49,484	1,302	52,185
再評価に係る繰延税金負債	49,572	50,133	△ 561	50,466
支　　払　　承　　諾	3,852,110	3,508,695	343,415	3,646,868
負　債　の　部　合　計	99,107,804	101,443,151	△ 2,335,347	99,818,587
（　少　数　株　主　持　分　）				
少　数　株　主　持　分	－	1,113,025	△ 1,113,025	1,110,073

期　別 科　目	当四半期 （平成19年3月期 第3四半期末） （A）	前連結会計年度 （平成18年3月期末） （B）	増　減 （A）－（B）	（参考） 前年同四半期 （平成18年3月期 第3四半期末）
（　資　本　の　部　）				
資　　　本　　　金	－	1,420,877	△ 1,420,877	1,352,651
資　本　剰　余　金	－	1,229,225	△ 1,229,225	974,360
利　益　剰　余　金	－	992,064	△ 992,064	905,151
土 地 再 評 価 差 額 金	－	38,173	△ 38,173	37,872
その他有価証券評価差額金	－	819,927	△ 819,927	801,012
為 替 換 算 調 整 勘 定	－	△ 41,475	41,475	△ 57,251
自　　己　　株　　式	－	△ 4,393	4,393	△ 271,315
資　本　の　部　合　計	－	4,454,399	△ 4,454,399	3,742,481
負 債 、 少 数 株 主 持 分 及 び 資 本 の 部 合 計	－	107,010,575	△ 107,010,575	104,671,142
（　純　資　産　の　部　）				
資　　　本　　　金	1,420,877	－	1,420,877	－
資　本　剰　余　金	55,885	－	55,885	－
利　益　剰　余　金	1,341,298	－	1,341,298	－
自　　己　　株　　式	△ 125,625	－	△ 125,625	－
株　主　資　本　合　計	2,692,436	－	2,692,436	－
その他有価証券評価差額金	923,662	－	923,662	－
繰 延 ヘ ッ ジ 損 益	△ 97,884	－	△ 97,884	－
土 地 再 評 価 差 額 金	37,450	－	37,450	－
為 替 換 算 調 整 勘 定	△ 37,503	－	△ 37,503	－
評 価 ・ 換 算 差 額 等 合 計	825,725	－	825,725	－
新　株　予　約　権	9	－	9	－
少　数　株　主　持　分	1,399,863	－	1,399,863	－
純　資　産　の　部　合　計	4,918,034	－	4,918,034	－
負 債 及 び 純 資 産 の 部 合 計	104,025,839	－	104,025,839	－

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
　　　2. 増減は当四半期と前連結会計年度との比較で表示しております。

２．四半期連結損益計算書

（金額単位 百万円）

期別 科目	当四半期 (平成19年3月期 第3四半期) (A)	前年同四半期 (平成18年3月期 第3四半期) (B)	増 減 (A) － (B)	(参考) 前連結会計年度 (平成18年3月期) (要約)
経 常 収 益	2,803,491	2,718,972	84,519	3,705,136
資 金 運 用 収 益	1,419,922	1,206,620	213,302	1,662,600
（ う ち 貸 出 金 利 息 ）	(1,022,911)	(903,606)	119,305	(1,214,142)
（うち有価証券利息配当金）	(238,246)	(206,580)	31,666	(317,352)
信 託 報 酬	2,182	6,370	△ 4,188	8,631
役 務 取 引 等 収 益	511,150	505,284	5,866	703,928
特 定 取 引 収 益	69,171	10,487	58,684	32,807
そ の 他 業 務 収 益	756,650	891,338	△ 134,688	1,144,147
そ の 他 経 常 収 益	44,414	98,871	△ 54,457	153,021
経 常 費 用	2,199,404	1,930,268	269,136	2,741,582
資 金 調 達 費 用	586,354	354,390	231,964	500,993
（ う ち 預 金 利 息 ）	(326,679)	(192,088)	134,591	(266,648)
役 務 取 引 等 費 用	77,134	74,160	2,974	84,336
特 定 取 引 費 用	2,160	31,991	△ 29,831	－
そ の 他 業 務 費 用	726,195	614,569	111,626	876,635
営 業 経 費	647,369	635,538	11,831	853,796
そ の 他 経 常 費 用	160,189	219,619	△ 59,430	425,819
経 常 利 益	604,087	788,703	△ 184,616	963,554
特 別 利 益	49,296	61,619	△ 12,323	97,952
特 別 損 失	5,903	15,381	△ 9,478	18,144
税金等調整前四半期(当期)純利益	647,481	834,940	△ 187,459	1,043,362
法 人 税 、 住 民 税 及 び 事 業 税	64,468	50,541	13,927	69,818
法 人 税 等 調 整 額	141,629	139,276	2,353	226,901
少 数 株 主 利 益	45,328	45,511	△ 183	59,800
四 半 期 （ 当 期 ） 純 利 益	396,054	599,611	△ 203,557	686,841

（注）記載金額は百万円未満を切り捨てて表示しております。

3. 四半期連結株主資本等変動計算書
（自 平成18年 4月 1日　 至 平成18年 12月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高(百万円)	1,420,877	1,229,225	992,064	△ 4,393	3,637,773
四半期連結会計期間中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△ 47,951		△ 47,951
四半期純利益			396,054		396,054
自己株式の取得				△ 1,519,306	△ 1,519,306
自己株式の処分		1,571		1,797	3,369
自己株式の消却		△ 1,396,277		1,396,277	―
連結子会社の増加に伴う増加			393		393
連結子会社の減少に伴う増加			20		20
連結子会社の増加に伴う減少			△ 8		△ 8
連結子会社の減少に伴う減少			△ 4		△ 4
土地再評価差額金取崩			729		729
株主資本以外の項目の四半期連結会計期間中の変動額(純額)					
四半期連結会計期間中の変動額合計(百万円)	―	△ 1,173,340	349,234	△ 121,231	△ 945,337
平成18年12月31日残高(百万円)	1,420,877	55,885	1,341,298	△ 125,625	2,692,436

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高(百万円)	819,927	―	38,173	△ 41,475	816,625	―	1,113,025	5,567,424
四半期連結会計期間中の変動額								
株式交換による増加								221,365
剰余金の配当								△ 47,951
四半期純利益								396,054
自己株式の取得								△ 1,519,306
自己株式の処分								3,369
自己株式の消却								―
連結子会社の増加に伴う増加								393
連結子会社の減少に伴う増加								20
連結子会社の増加に伴う減少								△ 8
連結子会社の減少に伴う減少								△ 4
土地再評価差額金取崩								729
株主資本以外の項目の四半期連結会計期間中の変動額(純額)	103,735	△ 97,884	△ 722	3,971	9,099	9	286,838	295,947
四半期連結会計期間中の変動額合計(百万円)	103,735	△ 97,884	△ 722	3,971	9,099	9	286,838	△ 649,389
平成18年12月31日残高(百万円)	923,662	△ 97,884	37,450	△ 37,503	825,725	9	1,399,863	4,918,034

（注）記載金額は百万円未満を切り捨てて表示しております。

4．四半期セグメント情報

（事業の種類別セグメント）

（金額単位　百万円）

科　目	期　別	当四半期 （平成19年3月期 第3四半期末） （A）	前年同四半期 （平成18年3月期 第3四半期） （B）	増　減 （A）－（B）	（参考） 前連結会計年度 （平成18年3月期）
経常利益	銀　　行　　業	515,858	641,609	△ 125,751	766,278
	リ　ー　ス　業	30,533	34,303	△ 3,770	45,277
	そ　の　他　事　業	80,702	129,169	△ 48,467	181,130
	計	627,094	805,082	△ 177,988	992,686
	消　去　又　は　全　社	(23,006)	(16,378)	△ 6,628	(29,131)
	連　　　　　結	604,087	788,703	△ 184,616	963,554

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
　　　2. 各事業区分の主な内容
　　　　　(1) 銀行業・・・・・・・・・銀行業
　　　　　(2) リース業・・・・・・・・リース業
　　　　　(3) その他事業・・・・・・証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

平成19年3月期「第3四半期財務・業績の概況」補足資料

【 目　　次 】

（注）1.【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
　　　2.【単体】は、三井住友銀行単体の計数を表示しております。

1. 損益状況 【連結】

		18年度第3四半期	17年度第3四半期比	17年度第3四半期	17年度（参考）
連 結 粗 利 益	1	1,367,232	△ 177,756	1,544,988	2,090,149
資 金 利 益	2	833,568	△ 18,662	852,230	1,161,607
信 託 報 酬	3	2,182	△ 4,188	6,370	8,631
役 務 取 引 等 利 益	4	434,015	2,892	431,123	619,591
特 定 取 引 利 益	5	67,010	88,514	△ 21,504	32,807
そ の 他 業 務 利 益	6	30,454	△ 246,315	276,769	267,511
営 業 経 費	7	△ 647,369	△ 11,831	△ 635,538	△ 853,796
不 良 債 権 処 理 額	8	△ 93,813	77,968	△ 171,781	△ 333,571
貸 出 金 償 却	9	△ 80,138	△ 56,883	△ 23,255	△ 69,355
個 別 貸 倒 引 当 金 繰 入 額	10	―	135,337	△ 135,337	△ 45,047
一 般 貸 倒 引 当 金 繰 入 額	11	―	△ 44,769	44,769	△ 120,078
そ の 他	12	△ 13,674	44,284	△ 57,958	△ 99,091
株 式 等 損 益	13	23,138	△ 16,528	39,666	47,119
持 分 法 に よ る 投 資 損 益	14	△ 29,525	△ 56,105	26,580	31,887
そ の 他	15	△ 15,574	△ 362	△ 15,212	△ 18,233
経 常 利 益	16	604,087	△ 184,616	788,703	963,554
特 別 損 益	17	43,393	△ 2,844	46,237	79,807
うち 減 損 損 失	18	△ 2,172	8,709	△ 10,881	△ 12,303
うち 貸 倒 引 当 金 戻 入 益	19	4,328	4,328	―	―
うち 償 却 債 権 取 立 益	20	793	249	544	31,584
うち 退 職 給 付 信 託 返 還 益	21	36,330	36,330	―	―
税金等調整前四半期（当期）純利益	22	647,481	△ 187,459	834,940	1,043,362
法 人 税 、 住 民 税 及 び 事 業 税	23	△ 64,468	△ 13,927	△ 50,541	△ 69,818
法 人 税 等 調 整 額	24	△ 141,629	△ 2,353	△ 139,276	△ 226,901
少 数 株 主 利 益	25	△ 45,328	183	△ 45,511	△ 59,800
四 半 期 （ 当 期 ） 純 利 益	26	396,054	△ 203,557	599,611	686,841

(注)1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

2. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与 信 関 係 費 用 （ 8+19+20 ）	27	△ 88,692	83,089	△ 171,781	△ 301,987

(注)平成18年度第3四半期及び平成17年度は、償却債権取立益を与信関係費用に含めております。

〔ご参考〕 （金額単位 億円）

連 結 業 務 純 益	28	6,793	△ 2,221	9,014	12,254

(注)連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合－内部取引(配当等)

（連結対象会社数） （単位 社）

		18年12月末	18年3月末比	18年3月末	18年9月末（参考）
連 結 子 会 社 数	29	183	21	162	176
持 分 法 適 用 会 社 数	30	62	△ 1	63	61

-1-

2. 損益状況 【三井住友銀行単体】

(金額単位 百万円)

		18年度第3四半期	17年度第3四半期比	17年度第3四半期	17年度 (参考)
業 務 粗 利 益	1	948,557	△ 196,663	1,145,220	1,552,033
(除 く 国 債 等 債 券 損 益)	2	(1,008,952)	(△ 117,884)	(1,126,836)	(1,562,354)
資 金 利 益	3	660,453	△ 37,140	697,593	954,544
信 託 報 酬	4	2,169	△ 4,199	6,368	8,626
役 務 取 引 等 利 益	5	244,531	△ 3,573	248,104	366,675
特 定 取 引 利 益	6	49,174	86,256	△ 37,082	11,937
そ の 他 業 務 利 益	7	△ 7,770	△ 238,006	230,236	210,248
(う ち 国 債 等 債 券 損 益)	8	(△ 60,394)	(△ 78,778)	(18,384)	(△ 10,320)
経 費 (除 く 臨 時 処 理 分)	9	△ 449,167	△ 10,330	△ 438,837	△ 586,459
人 件 費	10	△ 145,312	2,186	△ 147,498	△ 192,359
物 件 費	11	△ 278,663	△ 11,997	△ 266,666	△ 360,720
税 金	12	△ 25,191	520	△ 24,671	△ 33,379
業 務 純 益(一般貸倒引当金繰入前)	13	499,390	△ 206,993	706,383	965,573
(除 く 国 債 等 債 券 損 益)	14	(559,785)	(△ 128,213)	(687,998)	(975,894)
一 般 貸 倒 引 当 金 繰 入 額	15	―	△ 20,559	20,559	△ 154,980
業 務 純 益	16	499,390	△ 227,552	726,942	810,593
臨 時 損 益	17	△ 58,449	67,950	△ 126,399	△ 89,659
不 良 債 権 処 理 額	18	△ 71,231	64,087	△ 135,318	△ 106,560
株 式 等 損 益	19	18,729	△ 5,435	24,164	25,460
株 式 等 売 却 益	20	32,962	△ 12,354	45,316	70,085
株 式 等 売 却 損	21	△ 331	207	△ 538	△ 13,367
株 式 等 償 却	22	△ 13,901	6,713	△ 20,614	△ 31,257
そ の 他 臨 時 損 益	23	△ 5,947	9,298	△ 15,245	△ 8,559
経 常 利 益	24	440,941	△ 159,602	600,543	720,933
特 別 損 益	25	34,851	40,001	△ 5,150	25,739
うち動 産 不 動 産 処 分 損 益	26	―	△ 474	474	1,457
うち固 定 資 産 処 分 損 益	27	1,143	1,143	―	―
うち減 損 損 失	28	△ 1,480	4,109	△ 5,589	△ 6,300
うち貸 倒 引 当 金 戻 入 益	29	16,885	16,885	―	―
うち償 却 債 権 取 立 益	30	227	210	17	30,605
うち退 職 給 付 信 託 返 還 益	31	36,330	36,330	―	―
うち子 会 社 整 理 損	32	△ 18,254	△ 18,254	―	―
税 引 前 四 半 期 (当 期) 純 利 益	33	475,792	△ 119,600	595,392	746,672
法 人 税 、 住 民 税 及 び 事 業 税	34	△ 12,744	△ 2,905	△ 9,839	△ 13,512
法 人 税 等 調 整 額	35	△ 159,594	△ 37,778	△ 121,816	△ 213,639
四 半 期 (当 期) 純 利 益	36	303,454	△ 160,282	463,736	519,520
与 信 関 係 費 用 (15+18+29+30)	37	△ 54,118	60,640	△ 114,758	△ 230,935
一 般 貸 倒 引 当 金 繰 入 額	38	21,919	1,360	20,559	△ 154,980
貸 出 金 償 却	39	△ 58,528	△ 71,529	13,001	△ 12,650
個 別 貸 倒 引 当 金 繰 入 額	40	△ 5,119	107,338	△ 112,457	△ 15,825
貸 出 債 権 売 却 損 等	41	△ 12,702	23,517	△ 36,219	△ 79,659
特 定 海 外 債 権 引 当 勘 定 繰 入 額	42	84	△ 273	357	1,575
償 却 債 権 取 立 益	43	227	227		30,605

(注) 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

3. 自己資本比率(第一基準)

【連結】　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

		18年12月末	18年3月末比	18年3月末	18年9月末（参考）
(1)自己資本比率	1	10.46%	△ 1.93%	12.39%	10.07%
Tier I　比率	2	5.68%	△ 1.43%	7.11%	5.50%
(2)Tier I	3	39,450	△ 7,009	46,459	37,377
(3)Tier II	4	39,450	△ 1,227	40,677	37,377
①Tier IIに算入されたその他有価証券含み益	5	7,054	776	6,278	6,291
②Tier IIに算入された土地再評価差額金	6	393	△ 6	399	397
③Tier IIに算入された一般貸倒引当金	7	7,077	△ 349	7,426	7,128
④Tier IIに算入された劣後ローン(社債)残高	8	24,926	△ 1,648	26,574	23,561
(4)控除項目	9	6,262	69	6,193	6,306
(5)自己資本 (2)+(3)-(4)	10	72,637	△ 8,307	80,944	68,449
(6)リスクアセット	11	694,206	40,983	653,223	679,459

4. 金融再生法開示債権

【連結】　　　　　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

		18年12月末	18年3月末比	18年3月末（参考）	18年9月末（参考）
破産更生債権及びこれらに準ずる債権	12	2,337	△ 164	2,501	2,175
危険債権	13	4,564	△ 1,086	5,650	5,156
要管理債権	14	4,483	△ 291	4,774	4,516
合計(A)	15	11,384	△ 1,541	12,925	11,847
正常債権	16	641,004	33,693	607,311	629,787
総計(B)	17	652,388	32,152	620,236	641,634
不良債権比率(A/B)	18	1.7%	△ 0.4%	2.1%	1.8%
直接減額実施額		6,926	△ 1,065	7,991	7,505

(注)金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

【三井住友銀行単体】　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

		18年12月末	18年3月末比	18年3月末（参考）	18年9月末（参考）
破産更生債権及びこれらに準ずる債権	19	1,533	△ 112	1,645	1,360
危険債権	20	3,606	△ 1,128	4,734	4,251
要管理債権	21	3,155	△ 67	3,222	3,056
合計(A)	22	8,294	△ 1,307	9,601	8,667
正常債権	23	596,711	36,862	559,849	584,421
総計(B)	24	605,005	35,555	569,450	593,088
不良債権比率(A/B)	25	1.4%	△ 0.3%	1.7%	1.5%
直接減額実施額		4,741	△ 1,295	6,036	5,370

5. 有価証券の評価損益

【連結】

(金額単位　億円)

		18年12月末					(参考)18年3月末			
		貸借対照表価額	評価損益	18年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	1	12,422	△ 186	122	3	△ 189	12,504	△ 308	6	△ 314
その他有価証券	2	208,963	15,427	1,693	18,134	△2,707	238,433	13,734	17,712	△3,978
株式	3	41,208	17,493	466	17,673	△ 180	40,086	17,027	17,221	△ 194
債券	4	117,454	△1,931	1,041	15	△1,946	149,054	△2,972	10	△2,982
その他	5	50,301	△ 135	186	446	△ 581	49,293	△ 321	481	△ 802
その他の金銭の信託	6	29	3	1	3	－	29	2	2	－
合　　計	7	221,414	15,244	1,816	18,140	△2,896	250,966	13,428	17,720	△4,292
株式	8	41,208	17,493	466	17,673	△ 180	40,086	17,027	17,221	△ 194
債券	9	129,724	△2,119	1,164	16	△2,135	161,321	△3,283	13	△3,296
その他	10	50,482	△ 130	186	451	△ 581	49,559	△ 316	486	△ 802

(注)1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
　　2. 評価損益のうち、株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
　　3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は連結貸借対照表価額と取得原価
　　　（又は償却原価）との差額を計上しております。
　　　なお、18年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が32億円ありますので、
　　　資本直入処理の対象となる額は、同額加算されます。

【三井住友銀行単体】

(金額単位　億円)

		18年12月末					(参考)18年3月末			
		貸借対照表価額	評価損益	18年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	11	12,337	△ 186	122	3	△ 189	12,361	△ 308	6	△ 314
子会社・関連会社株式	12	15,222	△ 108	△2,784	874	△ 982	15,288	2,676	2,703	△ 27
その他有価証券	13	193,420	15,705	2,542	18,283	△2,578	225,204	13,163	16,957	△3,794
株式	14	40,761	17,732	1,408	17,880	△ 148	38,416	16,324	16,499	△ 175
債券	15	107,416	△1,850	972	9	△1,859	141,746	△2,822	8	△2,830
その他	16	45,243	△ 177	162	394	△ 571	45,042	△ 339	450	△ 789
その他の金銭の信託	17	29	3	1	3	－	29	2	2	－
合　　計	18	221,008	15,414	△ 119	19,163	△3,749	252,882	15,533	19,668	△4,135
株式	19	46,678	17,624	△1,376	18,754	△1,130	44,579	19,000	19,202	△ 202
債券	20	119,683	△2,038	1,095	10	△2,048	154,010	△3,133	10	△3,143
その他	21	54,647	△ 172	162	399	△ 571	54,293	△ 334	456	△ 790

(注)1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権及び貸付債権信託受益権も
　　　含めております。
　　2. 評価損益のうち、子会社・関連会社株式に該当しない株式については期末日前1カ月の平均時価に、それ以外は期末日の時価
　　　に基づいております。
　　3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は貸借対照表価額と取得原価
　　　（又は償却原価）との差額を計上しております。
　　　なお、18年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が32億円ありますので、
　　　資本直入処理の対象となる額は、同額加算されます。

6. デリバティブ取引の概要（繰延ヘッジ会計適用分）【三井住友銀行単体】

（金額単位　億円）

		18年12月末				（参考）18年3月末			
		資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
	金利スワップ	401	1,110	△709	△1,594	465	1,010	△545	△1,704
	通貨スワップ	55	120	△65	7	33	56	△23	8
	その他	4	14	△10	△59	64	33	31	24
合計		460	1,244	△784	△1,646	562	1,099	△537	△1,672

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
　　　2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
　　　3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

〔補足〕金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

		18年12月末				（参考）18年3月末			
		1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計
	受取固定・支払変動	69,229	119,976	43,654	232,859	55,875	160,615	50,453	266,943
	受取変動・支払固定	14,475	49,804	53,429	117,708	9,034	55,643	56,355	121,032
	受取変動・支払変動	2,020	305	203	2,528	2,538	2,307	208	5,053
金利スワップ想定元本合計		85,724	170,085	97,286	353,095	67,447	218,565	107,016	393,028

7. 預金、貸出金の残高 【三井住友銀行単体】

（金額単位　億円）

	18年12月末	18年3月末比	18年3月末（参考）	18年9月末（参考）
国内預金	619,385	△11,692	631,077	626,994
うち個人預金	344,707	17,104	327,603	338,160

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

	18年12月末	18年3月末比	18年3月末（参考）	18年9月末（参考）
貸出金	548,727	30,151	518,576	539,025

8. ROE 【連結】

（単位　％）

	18年度第3四半期	17年度比	17年度	18年度中間期（参考）
連結ベースROE	13.2	△5.8	19.0	12.1

（注）連結ベースROE（希薄化後）$= \dfrac{\text{四半期（当期）純利益} \times \text{年間日数} \div \text{四半期中（年間）日数}}{(\text{期首資本の部} + \text{期末純資産の部} - \text{期末新株予約権} - \text{期末少数株主持分}) \div 2} \times 100$



SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Third Quarter ended December 31, 2006 (Unaudited)

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of the Consolidated Financial Statements by the Board of Directors: January 31, 2007

1. Accounting Policy
   (1) Simplified accounting method is not applied.
   (2) There is no change in accounting methods.
   (3) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2006)
       Consolidation: Newly consolidated 36, Excluded 15   Equity method: Newly applied 4, Excluded 5

2. Financial Results (for the nine months ended December 31, 2006)   Amounts less than one million yen have been omitted.
   (1) Operating Results   (Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income	
Nine Months ended December 31, 2006	¥ 2,803,491	3.1%	¥ 604,087	(23.4)%	¥ 396,054	(33.9)%
ended December 31, 2005	2,718,972	–	788,703	–	599,611	–
(Ref.) Fiscal Year ended March 31, 2006	3,705,136	3.5	963,554	–	686,841	–

	Net Income per Share	Net Income per Share (Diluted)
Nine Months ended December 31, 2006	¥ 52,941.38	¥ 46,127.37
ended December 31, 2005	87,698.61	67,588.70
(Ref.) Fiscal Year ended March 31, 2006	94,733.62	75,642.94

Notes:
1. Equity in earnings (losses) of affiliates
   for the nine months ended December 31, 2006: (29,525) million yen
   for the nine months ended December 31, 2005: 26,580 million yen   (Ref.) for the fiscal year ended March 31, 2006: 31,887 million yen
2. Average number of common stocks outstanding (consolidated)
   for the nine months ended December 31, 2006: 7,481,003 shares
   for the nine months ended December 31, 2005: 6,837,181 shares   (Ref.) for the fiscal year ended March 31, 2006: 6,978,978 shares

(2) Financial Position   (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
December 31, 2006	¥ 104,025,839	¥ 4,918,034	3.4%	¥ 417,697.64	(Preliminary) 10.46%
December 31, 2005	104,671,142	3,742,481	3.6	330,872.62	11.14
(Ref.) March 31, 2006	107,010,575	4,454,399	4.2	400,168.90	12.39

Notes:
1. Number of common stocks outstanding (consolidated)
   as of December 31, 2006: 7,560,154 shares
   as of December 31, 2005: 6,897,453 shares   (Ref.) as of March 31, 2006: 7,417,865 shares
2. Net assets ratio
   = (Net assets as of period-end – Stock acquisition rights as of period-end – Minority interests as of period-end) / Total assets as of period-end

3. Earnings Forecast (for the fiscal year ending March 31, 2007)
   Earnings forecast shown below that was announced on November 22, 2006 remains unchanged.
                                                                            (Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
Fiscal Year ending March 31, 2007	¥ 3,700,000	¥ 950,000	¥ 570,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2007 is ¥ 73,681.23.

Sumitomo Mitsui Financial Group (SMFG) reports the financial results for the nine months ended December 31, 2006.

Operating Results

Consolidated gross profit of SMFG decreased ¥177.8 billion year on year to ¥1,367.2 billion mainly due to a decrease in gross banking profit of the Treasury Unit of Sumitomo Mitsui Banking Corporation (SMBC), a major subsidiary of SMFG, by approximately ¥150 billion, resulting mainly from losses on bonds of ¥60.4 billion, versus gains of ¥18.4 billion a year earlier, as it reduced its bond portfolio in response to rising interest rates in Japan and the United States. Other group companies, however, increased their gross profit steadily through continuous efforts to strengthen business and promote collaboration with leading companies in various industries.

General and administrative expenses increased ¥11.8 billion year on year to ¥647.4 billion as SMFG actively allocated expenses to focal business areas for the enhancement of sales promotion targeting retail customers and reinforcement of loans to small-and medium-sized enterprises.

Credit cost amounted to ¥88.7 billion, an improvement of ¥83.1 billion compared with a year earlier. The primary factor was gains on reversal of loan loss reserves resulting from a decrease in non-performing loans following sale and recovery of loans, and an upward migration of borrower category by borrowers as their financial conditions improved.

As a result of these factors, on a consolidated basis, SMFG recorded ordinary profit of ¥604.1 billion, a year-on-year decrease of ¥184.6 billion and net income of ¥396.1 billion, a year-on-year decrease of ¥203.6 billion.

<Consolidated>   (Billions of yen)

	Nine months ended December 31, 2006	Year-on-year change	Six months ended September 30, 2006 (reference)
Gross profit	1,367.2	(177.8)	885.8
General and administrative expenses	(647.4)	(11.8)	(432.7)
Credit cost	(88.7)	+ 83.1	(58.0)
Ordinary profit	604.1	(184.6)	357.1
Net income	396.1	(203.6)	243.7

<SMBC, Non-consolidated>

	Nine months ended December 31, 2006	Year-on-year change	Six months ended September 30, 2006 (reference)
Gross banking profit	948.6	(196.6)	609.1
Expenses (excluding non-recurring losses)	(449.2)	(10.4)	(297.5)
Banking profit (*)	499.4	(207.0)	311.6
Credit cost	(54.1)	+ 60.7	(33.2)
Ordinary profit	440.9	(159.6)	269.1
Net income	303.5	(160.2)	183.6

(*) Banking profit (before provision for general reserve for possible loan losses)

Changes in Financial Position

On a consolidated basis, SMFG's total assets as of December 31, 2006 decreased ¥2,984.8 billion to ¥104,025.8 billion, compared with March 31, 2006. Total net assets amounted to ¥4,918.0 billion. Stockholders' equity was ¥2,692.4 billion as a result of acquisition and retirement of own shares for the repayment of public funds and recording of net income for the three quarters.

Deposits increased ¥1,626.4 billion to ¥72,460.5 billion. Loans and bills discounted also increased ¥2,742.1 billion to ¥60,009.3 billion. SMBC increased its loan balance on a non-consolidated basis to ¥54,872.7 billion, an increase of ¥3,015.1 billion from March 31, 2006 mainly due to an increase in overseas lending to companies with high credit ratings and overseas project finance.

(1) Consolidated capital ratio

SMFG's consolidated capital ratio as of December 31, 2006 was 10.46%, a decline of 1.93% from March 31, 2006 due mainly to acquisition and retirement of own shares in the amount of ¥1,473.0 billion for the repayment of public funds, offsetting the net income and capital raised through the issuance of preferred securities. Consolidated Tier I capital ratio was 5.68%. The ratio of net deferred tax assets to consolidated Tier I capital was 21.9%.

<Consolidated>

	December 31, 2006	Change from March 31, 2006	September 30, 2006 (reference)
Capital ratio	10.46%	- 1.93%	10.07%
Tier I capital ratio	5.68%	- 1.43%	5.50%
Net deferred tax assets / Tier I capital	21.9%	+ 0.3%	26.0%

(2) Non-performing loans

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) decreased ¥154.1 billion to ¥1,138.4 billion from March 31, 2006 due mainly to sale and recovery of non-performing loans and an upward migration of borrower category by borrowers as their financial conditions improved.

SMBC's non-consolidated problem assets totaled ¥829.4 billion, a decrease of ¥130.7 billion from March 31, 2006. Problem asset ratio was 1.4%, an improvement of 0.3% from March 31, 2006.

SMFG will further endeavor to help customers improve their financial conditions through greater efforts on corporate revitalization and continue efforts to enhance the soundness of credit portfolio.

<Consolidated>　(Billions of yen)

	December 31, 2006	Change from March 31, 2006	September 30, 2006 (reference)
Bankrupt and quasi-bankrupt assets	233.7	(16.4)	217.5
Doubtful assets	456.4	(108.6)	515.6
Substandard loans	448.3	(29.1)	451.6
Total	1,138.4	(154.1)	1,184.7

Problem asset ratio (*)	1.7%	- 0.4%	1.8%

<SMBC, Non-consolidated>

	December 31, 2006	Change from March 31, 2006	September 30, 2006 (reference)
Bankrupt and quasi-bankrupt assets	153.3	(11.2)	136.0
Doubtful assets	360.6	(112.8)	425.1
Substandard loans	315.5	(6.7)	305.6
Total	829.4	(130.7)	866.7

Problem asset ratio (*)	1.4%	- 0.3%	1.5%

(*) Problem asset ratio = Problem asset / (Problem asset + Normal asset)

Further Strengthening Financial Base

SMFG completed repayment of public funds in October 2006 and strengthened its capital base by issuing more than ¥300 billion in preferred securities through the establishment of overseas special purpose companies in December 2006, in order to support its future growth strategy. SMFG will continue to enhance its capital in terms of both quality and quantity, while actively allocating resources to strategic areas in order to increase its corporate value over the medium-to-long-term.

1. Consolidated Balance Sheets

December 31, 2006 and 2005, and March 31, 2006	December 31, 2006 (A)	March 31, 2006 (B)	Change (A) - (B)	(Millions of yen) December 31, 2005 (Reference)
Assets:				
Cash and due from banks	3,672,665	7,107,469	(3,434,804)	6,608,162
Call loans and bills bought	739,534	651,905	87,629	1,044,928
Receivables under resale agreements	103,533	117,474	(13,941)	542,991
Receivables under securities borrowing transactions	2,098,117	1,956,650	141,467	1,785,634
Commercial paper and other debt purchased	994,360	633,760	360,600	684,358
Trading assets	3,744,496	4,078,025	(333,529)	3,495,256
Money held in trust	2,858	2,912	(54)	923
Securities	22,356,695	25,505,861	(3,149,166)	22,499,792
Loans and bills discounted	60,009,269	57,267,203	2,742,066	57,628,814
Foreign exchanges	1,046,526	947,744	98,782	1,109,368
Other assets	3,546,846	3,403,832	143,014	3,662,355
Premises and equipment	—	806,369	(806,369)	804,934
Tangible fixed assets	706,821	—	706,821	—
Intangible fixed assets	222,696	—	222,696	—
Lease assets	986,869	999,915	(13,046)	1,005,214
Deferred tax assets	913,095	1,051,609	(138,514)	1,152,515
Goodwill	—	6,612	(6,612)	8,010
Customers' liabilities for acceptances and guarantees	3,852,110	3,508,695	343,415	3,646,868
Reserve for possible loan losses	(970,658)	(1,035,468)	64,810	(1,008,989)
Total assets	104,025,839	107,010,575	(2,984,736)	104,671,142
Liabilities:				
Deposits	72,460,481	70,834,125	1,626,356	70,885,616
Negotiable certificates of deposit	2,795,868	2,708,643	87,225	2,939,757
Call money and bills sold	2,795,793	8,016,410	(5,220,617)	7,284,214
Payables under repurchase agreements	572,837	396,205	176,632	519,593
Payables under securities lending transactions	2,402,191	2,747,125	(344,934)	2,302,511
Commercial paper	—	10,000	(10,000)	—
Trading liabilities	2,082,157	2,908,158	(826,001)	1,912,925
Borrowed money	4,161,101	2,133,707	2,027,394	2,144,128
Foreign exchanges	364,136	447,722	(83,586)	501,768
Short-term bonds	468,500	383,900	84,600	462,000
Bonds	4,068,078	4,241,417	(173,339)	4,339,471
Due to trust account	102,303	318,597	(216,294)	29,691
Other liabilities	2,838,697	2,625,594	213,103	2,702,502
Reserve for employee bonuses	7,906	25,300	(17,394)	7,435
Reserve for employee retirement benefits	34,143	36,786	(2,643)	36,357
Other reserves	1,136	1,141	(5)	1,092
Deferred tax liabilities	50,786	49,484	1,302	52,185
Deferred tax liabilities for land revaluation	49,572	50,133	(561)	50,466
Acceptances and guarantees	3,852,110	3,508,695	343,415	3,646,868
Total liabilities	99,107,804	101,443,151	(2,335,347)	99,818,587
Minority interests	—	1,113,025	(1,113,025)	1,110,073

	December 31, 2006 (A)	March 31, 2006 (B)	Change (A) - (B)	December 31, 2005 (Reference)
Stockholders' equity:				
Capital stock	—	1,420,877	(1,420,877)	1,352,651
Capital surplus	—	1,229,225	(1,229,225)	974,360
Retained earnings	—	992,064	(992,064)	905,151
Land revaluation excess	—	38,173	(38,173)	37,872
Net unrealized gains on other securities	—	819,927	(819,927)	801,012
Foreign currency translation adjustments	—	(41,475)	41,475	(57,251)
Treasury stock	—	(4,393)	4,393	(271,315)
Total stockholders' equity	—	4,454,399	(4,454,399)	3,742,481
Total liabilities, minority interests and stockholders' equity	—	107,010,575	(107,010,575)	104,671,142
Net assets:				
Capital stock	1,420,877	—	1,420,877	—
Capital surplus	55,885	—	55,885	—
Retained earnings	1,341,298	—	1,341,298	—
Treasury stock	(125,625)	—	(125,625)	—
Total stockholders' equity	2,692,436	—	2,692,436	—
Net unrealized gains on other securities	923,662	—	923,662	—
Net deferred losses on hedges	(97,884)	—	(97,884)	—
Land revaluation excess	37,450	—	37,450	—
Foreign currency translation adjustments	(37,503)	—	(37,503)	—
Total valuation and translation adjustments	825,725	—	825,725	—
Stock acquisition rights	9	—	9	—
Minority interests	1,399,863	—	1,399,863	—
Total net assets	4,918,034	—	4,918,034	—
Total liabilities and net assets	104,025,839	—	104,025,839	—

(Note) Amounts less than one million yen have been omitted.

2. Consolidated Statements of Income

(Millions of yen)

Nine months ended December 31, 2006 and 2005, and Year ended March 31, 2006	Nine months ended December 31,			[Condensed] Year ended March 31,
	2006 (A)	2005 (B)	Change (A) - (B)	2006 (Reference)
Ordinary income	2,803,491	2,718,972	84,519	3,705,136
Interest income	1,419,922	1,206,620	213,302	1,662,600
Interest on loans and discounts	1,022,911	903,606	119,305	1,214,142
Interest and dividends on securities	238,246	206,580	31,666	317,352
Trust fees	2,182	6,370	(4,188)	8,631
Fees and commissions	511,150	505,284	5,866	703,928
Trading profits	69,171	10,487	58,684	32,807
Other operating income	756,650	891,338	(134,688)	1,144,147
Other income	44,414	98,871	(54,457)	153,021
Ordinary expenses	2,199,404	1,930,268	269,136	2,741,582
Interest expenses	586,354	354,390	231,964	500,993
Interest on deposits	326,679	192,088	134,591	266,648
Fees and commissions	77,134	74,160	2,974	84,336
Trading losses	2,160	31,991	(29,831)	—
Other operating expenses	726,195	614,569	111,626	876,635
General and administrative expenses	647,369	635,538	11,831	853,796
Other expenses	160,189	219,619	(59,430)	425,819
Ordinary profit	604,087	788,703	(184,616)	963,554
Extraordinary gains	49,296	61,619	(12,323)	97,952
Extraordinary losses	5,903	15,381	(9,478)	18,144
Income before income taxes and minority interests	647,481	834,940	(187,459)	1,043,362
Income taxes, current	64,468	50,541	13,927	69,818
Income taxes, deferred	141,629	139,276	2,353	226,901
Minority interests in net income	45,328	45,511	(183)	59,800
Net income	396,054	599,611	(203,557)	686,841

(Note) Amounts less than one million yen have been omitted.

3. Consolidated Statement of Changes in Net Assets

Nine months ended December 31, 2006 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2006	1,420,877	1,229,225	992,064	(4,393)	3,637,773
Changes in the nine months					
Increase due to exchange of shares		221,365			221,365
Cash dividends			(47,951)		(47,951)
Net income			396,054		396,054
Acquisition of own shares				(1,519,306)	(1,519,306)
Disposal of treasury shares		1,571		1,797	3,369
Retirement of treasury shares		(1,396,277)		1,396,277	—
Increase due to increase of subsidiaries			393		393
Increase due to decrease of subsidiaries			20		20
Decrease due to increase of subsidiaries			(8)		(8)
Decrease due to decrease of subsidiaries			(4)		(4)
Transfer from land revaluation excess			729		729
Net changes in the items other than stockholders' equity in the nine months					
Net changes in the nine months	—	(1,173,340)	349,234	(121,231)	(945,337)
Balance at December 31, 2006	1,420,877	55,885	1,341,298	(125,625)	2,692,436

(Millions of yen)

	Valuation and translation adjustments					Stock acquisition rights	Minority interests	Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments			
Balance at March 31, 2006	819,927	—	38,173	(41,475)	816,625	—	1,113,025	5,567,424
Changes in the nine months								
Increase due to exchange of shares								221,365
Cash dividends								(47,951)
Net income								396,054
Acquisition of own shares								(1,519,306)
Disposal of treasury shares								3,369
Retirement of treasury shares								—
Increase due to increase of subsidiaries								393
Increase due to decrease of subsidiaries								20
Decrease due to increase of subsidiaries								(8)
Decrease due to decrease of subsidiaries								(4)
Transfer from land revaluation excess								729
Net changes in the items other than stockholders' equity in the nine months	103,735	(97,884)	(722)	3,971	9,099	9	286,838	295,947
Net changes in the nine months	103,735	(97,884)	(722)	3,971	9,099	9	286,838	(649,389)
Balance at December 31, 2006	923,662	(97,884)	37,450	(37,503)	825,725	9	1,399,863	4,918,034

(Note) Amounts less than one million yen have been omitted.

4. Segment Information

Business segment information

Nine months ended December 31, 2006 and 2005, and Year ended March 31, 2006	Nine months ended December 31,			(Millions of yen) Year ended March 31,
	2006 (A)	2005 (B)	Change (A) - (B)	2006 (Reference)
Ordinary profit				
Banking business	515,858	641,609	(125,751)	766,278
Leasing business	30,533	34,303	(3,770)	45,277
Other business	80,702	129,169	(48,467)	181,130
Subtotal	627,094	805,082	(177,988)	992,686
Elimination and unallocated corporate assets	(23,006)	(16,378)	(6,628)	(29,131)
Consolidated	604,087	788,703	(184,616)	963,554

(Notes)

1. Amounts less than one million yen have been omitted.

2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and data processing business.

Third Quarter Financial Results
for the Nine Months
ended December 31, 2006
- Supplementary Information -

<Table of Contents>

<Consolidated> .... SMFG's consolidated figures
<Non-consolidated> ..... SMBC's non-consolidated figures

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

1. Operating Results <Consolidated>

(Millions of yen)

		Nine months ended Dec. 31, 2006 (A)	Change (A) - (B)	Nine months ended Dec. 31, 2005 (B)	Year ended Mar. 31, 2006 (Reference)
Consolidated gross profit	1	1,367,232	(177,756)	1,544,988	2,090,149
Net interest income	2	833,568	(18,662)	852,230	1,161,607
Trust fees	3	2,182	(4,188)	6,370	8,631
Net fees and commissions	4	434,015	2,892	431,123	619,591
Net trading income	5	67,010	88,514	(21,504)	32,807
Net other operating income	6	30,454	(246,315)	276,769	267,511
General and administrative expenses	7	(647,369)	(11,831)	(635,538)	(853,796)
Credit related costs	8	(93,813)	77,968	(171,781)	(333,571)
Write-off of loans	9	(80,138)	(56,883)	(23,255)	(69,355)
Provision for specific reserve for possible loan losses	10	—	135,337	(135,337)	(45,047)
Provision for general reserve for possible loan losses	11	—	(44,769)	44,769	(120,078)
Other credit cost	12	(13,674)	44,284	(57,958)	(99,091)
Gains (losses) on stocks	13	23,138	(16,528)	39,666	47,119
Equity in earnings (losses) of affiliates	14	(29,525)	(56,105)	26,580	31,887
Other income (expenses)	15	(15,574)	(362)	(15,212)	(18,233)
Ordinary profit	16	604,087	(184,616)	788,703	963,554
Extraordinary gains (losses)	17	43,393	(2,844)	46,237	79,807
Losses on impairment of fixed assets	18	(2,172)	8,709	(10,881)	(12,303)
Gains on reversal of reserve for possible loan losses	19	4,328	4,328	—	—
Gains on collection of written-off claims	20	793	249	544	31,584
Gains on return of securities from employee retirement benefits trust	21	36,330	36,330	—	—
Income before income taxes and minority interests	22	647,481	(187,459)	834,940	1,043,362
Income taxes, current	23	(64,468)	(13,927)	(50,541)	(69,818)
Income taxes, deferred	24	(141,629)	(2,353)	(139,276)	(226,901)
Minority interests in net income	25	(45,328)	183	(45,511)	(59,800)
Net income	26	396,054	(203,557)	599,611	686,841

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - interest expenses) + Trust fees + (Fees and commissions (income) - Fees and commissions (expenses))
   + (Trading profits - Trading losses) + (Other income - Other expenses)

Total credit cost (8+19+20)	27	(88,692)	83,089	(171,781)	(301,987)

(Notes)

<Reference>

(Billions of yen)

Consolidated net business profit	28	679.3	(222.1)	901.4	1,225.4

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))
   + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio)
   - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

<Reference>

		Dec. 31, 2006	Change	Mar. 31, 2006	Sept. 30, 2006
Consolidated subsidiaries	29	183	21	162	176
Affiliates accounted for by the equity method	30	62	(1)	63	61

2. Operating Results <SMBC, Nonconsolidated>

(Millions of yen)

		Nine months ended Dec. 31, 2006 (A)	Change (A) - (B)	Nine months ended Dec. 31, 2005 (B)	Year ended Mar. 31, 2006 (Reference)
Gross banking profit	1	948,557	(196,663)	1,145,220	1,552,033
Excluding gains (losses) on bonds	2	*1,008,952*	*(117,884)*	*1,126,836*	*1,562,354*
Net interest income	3	660,453	(37,140)	697,593	954,544
Trust fees	4	2,169	(4,199)	6,368	8,626
Net fees and commissions	5	244,531	(3,573)	248,104	366,675
Net trading income	6	49,174	86,256	(37,082)	11,937
Net other operating income	7	(7,770)	(238,006)	230,236	210,248
Gains (losses) on bonds	8	*(60,394)*	*(78,778)*	*18,384*	*(10,320)*
Expenses (excluding non-recurring losses)	9	(449,167)	(10,330)	(438,837)	(586,459)
Personnel expenses	10	(145,312)	2,186	(147,498)	(192,359)
Non-personnel expenses	11	(278,663)	(11,997)	(266,666)	(360,720)
Taxes	12	(25,191)	(520)	(24,671)	(33,379)
Banking profit (before provision for general reserve for possible loan losses)	13	499,390	(206,993)	706,383	965,573
Excluding gains (losses) on bonds	14	*559,785*	*(128,213)*	*687,998*	*975,894*
Provision for general reserve for possible loan losses	15	—	(20,559)	20,559	(154,980)
Banking profit	16	499,390	(227,552)	726,942	810,593
Non-recurring gains (losses)	17	(58,449)	67,950	(126,399)	(89,659)
Credit related costs	18	(71,231)	64,087	(135,318)	(106,560)
Gains (losses) on stocks	19	18,729	(5,435)	24,164	25,460
Gains on sale of stocks	20	32,962	(12,354)	45,316	70,085
Losses on sale of stocks	21	(331)	207	(538)	(13,367)
Losses on devaluation of stocks	22	(13,901)	6,713	(20,614)	(31,257)
Other non-recurring gains (losses)	23	(5,947)	9,298	(15,245)	(8,559)
Ordinary profit	24	440,941	(159,602)	600,543	720,933
Extraordinary gains (losses)	25	34,851	40,001	(5,150)	25,739
Gains (losses) on disposal of premises and equipment	26	—	(474)	474	1,457
Gains (losses) on disposal of fixed assets	27	1,143	1,143	—	—
Losses on impairment of fixed assets	28	(1,480)	4,109	(5,589)	(6,300)
Gains on reversal of reserve for possible loan losses	29	16,885	16,885	—	—
Gains on collection of written-off claims	30	227	210	17	30,605
Gains on return of securities from retirement benefits trust	31	36,330	36,330	—	—
Losses on liquidation of subsidiary	32	(18,254)	(18,254)	—	—
Income before income taxes	33	475,792	(119,600)	595,392	746,672
Income taxes, current	34	(12,744)	(2,905)	(9,839)	(13,512)
Income taxes, deferred	35	(159,594)	(37,778)	(121,816)	(213,639)
Net income	36	303,454	(160,282)	463,736	519,520
Total credit cost (15+18+29+30)	37	(54,118)	60,640	(114,758)	(230,935)
Provision for general reserve for possible loan losses	38	21,919	1,360	20,559	(154,980)
Write-off of loans	39	(58,528)	(71,529)	13,001	(12,650)
Provision for specific reserve for possible loan losses	40	(5,119)	107,338	(112,457)	(15,825)
Losses on sales of delinquent loans	41	(12,702)	23,517	(36,219)	(79,659)
Provision for loan loss reserve for specific overseas countries	42	84	(273)	357	1,575
Gains on collection of written-off claims	43	227	227		30,605

(Note) Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

3. Capital Ratio

(Billions of yen)

<Consolidated> <Reference>

		December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
(1) Capital ratio	1	10.46%	(1.93)%	12.39%	10.07%
Tier I ratio	2	5.68%	(1.43)%	7.11%	5.50%
(2) Tier I capital	3	3,945.0	(700.9)	4,645.9	3,737.7
(3) Tier II capital included as qualifying capital	4	3,945.0	(122.7)	4,067.7	3,737.7
(a) Unrealized gains on securities	5	705.4	77.6	627.8	629.1
(b) Land revaluation excess	6	39.3	(0.6)	39.9	39.7
(c) General reserve for possible loan losses	7	707.7	(34.9)	742.6	712.8
(d) Subordinated debt	8	2,492.6	(164.8)	2,657.4	2,356.1
(4) Subtraction items	9	626.2	6.9	619.3	630.6
(5) Total capital (2)+(3)-(4)	10	7,263.7	(830.7)	8,094.4	6,844.9
(6) Risk-adjusted assets	11	69,420.6	4,098.3	65,322.3	67,945.9

4. Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

<Consolidated> <Reference> <Reference>

		December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
Bankrupt and quasi-bankrupt assets	12	233.7	(16.4)	250.1	217.5
Doubtful assets	13	456.4	(108.6)	565.0	515.6
Substandard loans	14	448.3	(29.1)	477.4	451.6
Total (A)	15	1,138.4	(154.1)	1,292.5	1,184.7

		December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
Normal assets	16	64,100.4	3,369.3	60,731.1	62,978.7
Total (B)	17	65,238.8	3,215.2	62,023.6	64,163.4

		December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
Problem asset ratio (A/B)	18	1.7%	(0.4)%	2.1%	1.8%
Amount of direct reduction		692.6	(106.5)	799.1	750.5

(Note) In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in the "Problem Assets Based on the Financial Reconstruction Law."

(Billions of yen)

<SMBC, Non-consolidated> <Reference> <Reference>

		December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
Bankrupt and quasi-bankrupt assets	19	153.3	(11.2)	164.5	136.0
Doubtful assets	20	360.6	(112.8)	473.4	425.1
Substandard loans	21	315.5	(6.7)	322.2	305.6
Total (A)	22	829.4	(130.7)	960.1	866.7

		December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
Normal assets	23	59,671.1	3,686.2	55,984.9	58,442.1
Total (B)	24	60,500.5	3,555.5	56,945.0	59,308.8

		December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
Problem asset ratio (A/B)	25	1.4%	(0.3)%	1.7%	1.5%
Amount of direct reduction		474.1	(129.5)	603.6	537.0

5. Unrealized Gains (Losses) on Securities

<Consolidated>

<Reference>   (Billions of yen)

		December 31, 2006					March 31, 2006			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2006	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1	1,242.2	(18.6)	12.2	0.3	(18.9)	1,250.4	(30.8)	0.6	(31.4)
Other securities	2	20,896.3	1,542.7	169.3	1,813.4	(270.7)	23,843.3	1,373.4	1,771.2	(397.8)
Stocks	3	4,120.8	1,749.3	46.6	1,767.3	(18.0)	4,008.6	1,702.7	1,722.1	(19.4)
Bonds	4	11,745.4	(193.1)	104.1	1.5	(194.6)	14,905.4	(297.2)	1.0	(298.2)
Others	5	5,030.1	(13.5)	18.6	44.6	(58.1)	4,929.3	(32.1)	48.1	(80.2)
Other money held in trust	6	2.9	0.3	0.1	0.3	—	2.9	0.2	0.2	—
Total	7	22,141.4	1,524.4	181.6	1,814.0	(289.6)	25,096.6	1,342.8	1,772.0	(429.2)
Stocks	8	4,120.8	1,749.3	46.6	1,767.3	(18.0)	4,008.6	1,702.7	1,722.1	(19.4)
Bonds	9	12,972.4	(211.9)	116.4	1.6	(213.5)	16,132.1	(328.3)	1.3	(329.6)
Others	10	5,048.2	(13.0)	18.6	45.1	(58.1)	4,955.9	(31.6)	48.6	(80.2)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and beneficiary claims on loan trust in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks are mainly calculated using average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3.2 billion that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

<SMBC, Non-consolidated>

<Reference>   (Billions of yen)

		December 31, 2006					March 31, 2006			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2006	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	11	1,233.7	(18.6)	12.2	0.3	(18.9)	1,236.1	(30.8)	0.6	(31.4)
Stocks of subsidiaries and affiliates	12	1,522.2	(10.8)	(278.4)	87.4	(98.2)	1,528.8	267.6	270.3	(2.7)
Other securities	13	19,342.0	1,570.5	254.2	1,828.3	(257.8)	22,520.4	1,316.3	1,695.7	(379.4)
Stocks	14	4,076.1	1,773.2	140.8	1,788.0	(14.8)	3,841.6	1,632.4	1,649.9	(17.5)
Bonds	15	10,741.6	(185.0)	97.2	0.9	(185.9)	14,174.6	(282.2)	0.8	(283.0)
Others	16	4,524.3	(17.7)	16.2	39.4	(57.1)	4,504.2	(33.9)	45.0	(78.9)
Other money held in trust	17	2.9	0.3	0.1	0.3	—	2.9	0.2	0.2	—
Total	18	22,100.8	1,541.4	(11.9)	1,916.3	(374.9)	25,288.2	1,553.3	1,966.8	(413.5)
Stocks	19	4,667.8	1,762.4	(137.6)	1,875.4	(113.0)	4,457.9	1,900.0	1,920.2	(20.2)
Bonds	20	11,968.3	(203.8)	109.5	1.0	(204.8)	15,401.0	(313.3)	1.0	(314.3)
Others	21	5,464.7	(17.2)	16.2	39.9	(57.1)	5,429.3	(33.4)	45.6	(79.0)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "Deposits with banks" and beneficiary claims on commodity investment trust and loan trust in "Commercial paper and other debt purchased."

2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated using average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3.2 billion that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC, Non-consolidated> <Reference> (Billions of yen)

	December 31, 2006				March 31, 2006			
	Assets	Liabilities	Net assets	Net deferred gains(losses)	Assets	Liabilities	Net assets	Net deferred gains(losses)
Interest rate swaps	40.1	111.0	(70.9)	(159.4)	46.5	101.0	(54.5)	(170.4)
Currency swaps	5.5	12.0	(6.5)	0.7	3.3	5.6	(2.3)	0.8
Others	0.4	1.4	(1.0)	(5.9)	6.4	3.3	3.1	2.4
Total	46.0	124.4	(78.4)	(164.6)	56.2	109.9	(53.7)	(167.2)

(Notes)

1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

<Reference> (Billions of yen)

	December 31, 2006				March 31, 2006			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	6,922.9	11,997.6	4,365.4	23,285.9	5,587.5	16,061.5	5,045.3	26,694.3
Receivable floating rate /payable fixed rate	1,447.5	4,980.4	5,342.9	11,770.8	903.4	5,564.3	5,635.5	12,103.2
Receivable floating rate /payable floating rate	202.0	30.5	20.3	252.8	253.8	230.7	20.8	505.3
Total contract amount	8,572.4	17,008.5	9,728.6	35,309.5	6,744.7	21,856.5	10,701.6	39,302.8

7. Deposits and Loans

(Billions of yen)

<SMBC, Non-consolidated> <Reference>

	December 31, 2006	Change from March 31, 2006	March 31, 2006	September 30, 2006
Domestic deposits	61,938.5	(1,169.2)	63,107.7	62,699.4
Individual	34,470.7	1,710.4	32,760.3	33,816.0

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding "negotiable certificates of deposit" and offshore banking accounts.

Loans and bills discounted	54,872.7	3,015.1	51,857.6	53,902.5

8. Return on Equity

<Consolidated> <Reference>

	Nine months ended December 31, 2006	Change from the year ended March 31, 2006	Year ended March 31, 2006	Six months ended September 30, 2006
Fully-diluted ROE	13.2%	(5.8)%	19.0%	12.1%

(Note)

Fully-diluted ROE = $\dfrac{\text{(Net income) X (number of days in a year) / (number of days in the relevant period)}}{\text{(Stockholders' equity at beginning of period + Net assets at end of period - Stock acquisition rights at end of period - Minority interests at end of period) / 2}}$ X 100

